As filed with the Securities and Exchange Commission on January 28, 2008

Registration No. 333

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BCD SEMICONDUCTOR MANUFACTURING LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Qiu 1/1, 60th Street, Jiang Chuan Road

Minhang District, Shanghai

People’s Republic of China

Attn: Tung-Yi Chan

Chief Executive Officer

(+86-21) 6485-1491

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

225 W. 34th Street, Suite 910

New York, New York 10122

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen Chang, Esq. Steven V. Bernard, Esq. Don S. Williams, Esq. Scott A. Anthony, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	John G. Crowley, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(3)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, par value US$0.001 per share(3)	34,500,000	$2.20	$75,900,000	$2,982.87

(1)	Includes shares that may be purchased by the underwriters pursuant to an over-allotment option. See “Underwriting”.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents five ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 28, 2008

BCD Semiconductor Manufacturing Limited

6,000,000 American Depositary Shares

Representing 30,000,000 Ordinary Shares

This is the initial public offering of BCD Semiconductor Manufacturing Limited. We are offering 6,000,000 American Depositary Shares, or ADSs. Each ADS represents five of our ordinary shares. We anticipate that the initial public offering price will be between $9 and $11 per ADS. We have applied to list our ADSs on the Nasdaq Global Market under the symbol “BCDS”.

Investing in our ADSs involves risk. See “ Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to BCD	$	$

We have granted the underwriters the right to purchase up to 900,000 additional ADSs to cover over-allotments.

Deutsche Bank Securities

Needham & Company, LLC

Piper Jaffray

The date of this prospectus is             , 2008.

# Analog ICs and Power Management Solutions Provider

Beijing
Shanghai
Hong Kong
Tokyo
Seoul
Manila
Hanoi
Vientiane
Bangkok
Singapore
Kathmandu

**Design**

**Technology**

**Manufacturing**

We have not taken any action that would permit a public offering to occur in any jurisdiction other than the United States. The distribution of this prospectus and any filed free writing prospectus and the offering and sale of the ADSs may be restricted by law in your jurisdiction. If you have received this prospectus and any filed free writing prospectus, you are required by us and the underwriters to inform yourself about and observe any restrictions as to the offering of the ADSs and the distribution of this prospectus.

Conventions That Apply to this Prospectus

All references in this prospectus to “BCD,” “we,” “us” or “our” are references to BCD Semiconductor Manufacturing Limited, a Cayman Islands company, and its subsidiaries.

References in this prospectus to:

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this prospectus Hong Kong, Macau and Taiwan, except where noted;

•	“Greater China” are to the People’s Republic of China, Hong Kong, Macau and Taiwan;

•	“RMB” are to Renminbi, the currency of the PRC; and

•	“$” are to U.S. dollars.

Solely for the convenience of the reader, this prospectus contains conversions of certain Renminbi amounts into U.S. dollars at specified rates. Except for conversions in the Consolidated Financial Statements, all conversions from Renminbi to U.S. dollars were made (unless otherwise indicated) at the noon buying rate in effect on July 31, 2007 in the City of New York for cable transfers in Renminbi per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB 7.57 to $1.00. No representation is made that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB may have a material adverse effect on your investment” for a discussion of the effects on BCD of fluctuating exchange rates. On January 25, 2008, the noon buying rate was RMB 7.21 to $1.00.

References to our current Memorandum and Articles of Association are to our Second Amended and Restated Memorandum of Association and our Third Amended and Restated Articles of Association, which are currently in effect.

References to our post-offering Memorandum and Articles of Association are to the Third Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association, which will become effective upon the completion of the offering.

References to “U.S. GAAP” mean generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with U.S. GAAP.

Unless otherwise indicated, references to “revenue” mean our net revenue.

PROSPECTUS SUMMARY

The following summary is qualified by, and should be read in conjunction with, the more detailed information and the financial statements and related notes appearing elsewhere in this prospectus. You should read the entire prospectus carefully in evaluating an investment in our securities.

Our Business

We are a leading analog integrated device manufacturer, or IDM, based in Greater China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high-volume markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, we integrate product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our Greater China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support.

By combining our manufacturing capabilities with the analog design expertise of our engineers in both China and Taiwan, we believe we achieve a competitive cost structure relative to analog semiconductor companies in the U.S. and Europe. Our IDM model differentiates us from our fabless competitors by allowing us to develop, implement and control process technologies critical to the performance of power management ICs. As part of our fab-lite strategy, we outsource standard process technology to a third-party, which distinguishes us from traditional IDM competitors by enabling us to reduce our capital expenditures and providing us greater flexibility in the deployment of our resources.

We maintain close, direct relationships with key market-leading end users of our products, including Changhong and Foxconn in China, ASUSTeK and Delta Electronics in Taiwan, Sony in Japan and LG and Samsung in South Korea. In addition, we employ strong distribution channels in Asia to extend our reach and facilitate customer fulfillment logistics. We generated $69.7 million in revenue during the fiscal year ended December 31, 2006, representing 57.0% growth over 2005 revenue. During the fiscal year ended December 31, 2006, we sustained a net loss of approximately $4.6 million, and our accumulated shareholders’ deficit at December 31, 2006 was $61.4 million. Our revenue increased from $49.4 million to $69.3 million comparing the nine months ended September 30, 2006 and 2007, respectively, representing an increase of 40.3%. In the quarter ended September 30, 2007, we recorded the largest quarterly revenue and net income in our operating history to that date.

Industry Background

An increasing number of original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, in the electronics supply chain have established design, manufacturing and assembly and test facilities in Asia. We believe that in an effort to reduce costs, simplify the supply chain, receive timely technical support and ultimately reduce time-to-market, electronics device manufacturers and designers in Asia are increasingly purchasing ICs and other components from local companies, provided that product performance and reliability meet their requirements. Historically, most semiconductor manufacturers and design houses in Asia have concentrated their efforts on digital ICs. Analog ICs are more complex in design and require specialized manufacturing processes. As a result, there are relatively few manufacturers in the region with strong competency in analog design or manufacturing process technologies. Nevertheless, demand for analog semiconductors in Asia, and particularly in China, continues to grow rapidly. Frost & Sullivan, a business research and advisory company, estimates that the analog IC market in China will grow from $10.1 billion in 2006 to $32.5 billion in 2011, representing a compound annual growth rate, or CAGR, of 26.1%.

Power management ICs are analog ICs that deliver power and regulate voltage, controlling the flow of electrical energy among the various power loads and energy sources in a product or system. Important characteristics of power management semiconductors, and the power management market in general, include the following:

•	Complexity of Design

•	Scarcity of Experienced Analog Engineers

•	Specialized Manufacturing Processes

•	Importance of System-level Knowledge and Support

•	Long Product Life Cycles

Our Strengths

Our core competence is our ability to integrate our design with our proprietary process technology to optimize IC performance and cost. In addition, we believe our analog design expertise, product reliability and performance, broad product portfolio, system-level technical support and ability to provide timely, flexible production support and delivery will enable us to capitalize on China’s emergence as a global center for the manufacture of electronics.

Our competitive strengths include the following:

•	Integrated product and process technology development—We integrate process and device technologies with circuit design techniques to deliver cost-effective, reliable and differentiated products.

•

Analog design expertise across Greater China—We have assembled a Greater China-based engineering team and believe our access to high quality, low cost design talent, along with our ability to internally develop proprietary process technology, provides us with a significant competitive advantage relative to semiconductor designers based in higher cost areas.

•

Broad product portfolio and system-level design expertise—We offer a broad product portfolio which provides customers with a system-level solution and simplifies their supply chain logistics. In addition, we are able to provide our end-customers with system-level insight, design and technical support that are critical to the success of their products.

•

Asia-based fab-lite IDM—Our Shanghai-based fab provides us with cost-efficient dedicated capacity and a cost advantage over IDMs located in more expensive regions of the world. Our fab-lite strategy allows us to develop, implement and control process technologies critical to the performance of power management ICs, while reducing capital expenditures and fixed costs.

•

Proximity to Asia/China market—Our proximity to the Asia market provides us insight into general market trends and our customers’ product roadmaps and allows us to collaborate directly with customers to rapidly design and support products that meet their specifications.

•

Experienced management team—Our management team has an average of 17 years of experience in the semiconductor and related industries with training from IDMs around the world, and is intimately familiar with Asia’s semiconductor markets and industry dynamics.

Our Strategy

Our goal is to be a leading global analog power management semiconductor company. We plan to use our established core competencies in integrated design and manufacturing of analog semiconductors along with our cost-effective, Greater China-based operations to develop a global brand. Key elements of our strategy include:

•

Continued migration toward high margin differentiated products—We will utilize our analog design expertise and our broad product portfolio to continue our migration to higher margin, differentiated products.

•

Continue to advance our analog technical expertise—We plan to continue to attract and retain qualified engineers from China and Taiwan with experience in integrating high-voltage, high-current design with our proprietary process technology.

•

Continue to pursue Asia-based fab-lite IDM model—We plan to continue to leverage our fab-lite strategy to invest in processes and capacity where we can differentiate ourselves and to fully utilize the advanced standard process technologies and manufacturing capacity that is available externally to reduce our capital expenditures.

•

Focus on select high-growth markets—We intend to focus on select high growth, high volume markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products.

•

Develop and strengthen direct relationships with industry-leading electronics companies—We will focus our direct sales contacts on industry-leading electronics manufacturing customers within Asia, specifically in China, Taiwan, South Korea and Japan. We also plan to leverage our success with leading electronics customers in Asia to expand our business globally.

Risks and Challenges

In pursuing our strategy, we face a number of risks and challenges and are subject to risks and uncertainties which are discussed in more detail in the section of this prospectus entitled “Risk Factors,” beginning on page 13. The primary risks we face include:

•

our ability to implement our business strategy, which includes utilizing our analog design expertise and our broad product portfolio to continue our migration to higher margin, differentiated products;

•	our ability to successfully negotiate a reduction in the required registered capital of our wholly owned subsidiary, BCD Shanghai, and amendment of related contractual obligations;

•	our ability to sustain recent revenue growth and achieve profitability;

•	our ability to compete against larger analog IC vendors; and

•	our ability to overcome significant semiconductor industry downturns and avoid fluctuating operating results.

If we are unable to adequately address these and the other challenges we face, our ability to grow our business will be negatively impacted.

Corporate Information

We are a limited liability company. We were incorporated in Bermuda in September 2000 and changed the jurisdiction of our incorporation to the Cayman Islands in April 2004. Our principal executive offices are located at Qiu 1/1, 60th Street, Jiang Chuan Road, Minhang District, Shanghai, People’s Republic of China. Our telephone number in Shanghai is (+86-21) 6485-1491. Our website is www.bcdsemi.com. Information contained on our website does not constitute part of this prospectus.

Our Corporate Structure

We are a holding company organized under the laws of the Cayman Islands. We have four wholly owned PRC direct subsidiaries and one Hong Kong direct subsidiary. Our direct PRC subsidiaries are Shanghai SIM-BCD Semiconductor Manufacturing Co. Ltd., or SIM-BCD, which is our primary operating entity; BCD (Shanghai) Semiconductor Manufacturing Limited, or BCD Shanghai; Advanced Analogic Circuits (Shanghai) Corporation, or AAC; and MEMS Manufacturing (Shanghai) Co. Ltd., or MEMS. Our direct Hong Kong subsidiary is BCD Semiconductor Limited, or BCD HK. We also hold five indirect subsidiaries. See “Business—Our Corporate Structure.” AAC and MEMS are in the process of being merged into SIM-BCD, pending completion of certain administrative procedures.

The Offering

ADSs offered by us	6,000,000 ADSs

Over-allotment option	We have granted a 30-day option to the underwriters to purchase up to an aggregate of 900,000 additional ADSs to cover over-allotments of ADSs.

Price per ADS	We estimate that the initial public offering price will be between $9 and $11 per ADS.

The ADSs	Each ADS represents five ordinary shares, par value $0.001 per ordinary share. You will have the rights of an ADS holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	6,000,000 ADSs (or 6,900,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	112,455,481 ordinary shares (or 116,955,481 ordinary shares if the underwriters exercise the over-allotment option in full) (calculated based upon the assumptions described below).

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes that are in compliance with our respective charter documents and any applicable business license, including expanding our manufacturing capacity by building, acquiring or otherwise arranging for additional fabrication facilities, developing new products and funding capital expenditures. In addition, we may choose to repay certain short term loans or to expand our current business through acquisitions of other businesses, products or technologies, although we do not have agreements or commitments for any specific acquisitions at this time. We intend to inject approximately $40 million of the net proceeds of this offering as a capital contribution into a wholly-owned PRC subsidiary, BCD Shanghai.

Listing	We have applied for approval to have our ADS included for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed Nasdaq Global Market Symbol	BCDS

Depositary	Deutsche Bank Trust Company Americas

Custodian	Deutsche Bank AG, Hong Kong Branch

Lock-up	We have agreed with the Underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, each of our officers and directors and certain of our existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus, subject to an extension of up to 18 days under certain circumstances. See “Underwriting.”

The number of ordinary shares to be outstanding following the offering is based on 82,455,481 shares outstanding as of December 31, 2007, which gives effect to:

•

the issuance of 63,235,289 ordinary shares upon the conversion of 27,660,000 Series A preference shares, 10,575,289 Series B preference shares and 20,000,000 Series C preference shares outstanding as of December 31, 2007; all of the Series A and Series B preference shares convert into ordinary shares at a conversion rate of 1:1; the Series C preference shares convert into ordinary shares at a conversion rate of 1 to 1.25; and

•

the issuance of 2,550,000 ordinary shares issuable upon conversion of 550,000 Series B preference shares and 1,600,000 Series C preference shares issuable upon the assumed exercise of warrants outstanding as of December 31, 2007, which have a weighted average exercise price of $1.84 per ordinary share and 400,000 of which terminate upon the completion of the offering.

The number of ordinary shares to be outstanding following the offering excludes:

•	12,058,125 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2007, with a weighted average exercise price of $1.20 per ordinary share; and

•	50,000 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2007, which have an exercise price of $1 per ordinary share and which terminate in December 2012; and

•	2,071,683 ordinary shares reserved for future grants under our equity incentive plan as of December 31, 2007; and

•

165,200 ordinary shares issuable upon the exercise of warrants authorized, of which 132,425 warrants were issued as of December 31, 2007, which have an exercise price of $2.68 per ordinary share and which terminate in December 2008.

Except as otherwise indicated, all information contained in this prospectus assumes and reflects the following:

•	no exercise after December 31, 2007 of options and other warrants outstanding as of December 31, 2007;

•

the effectiveness of our post-offering Amended and Restated Memorandum of Association and post-offering Amended and Restated Articles of Association immediately following the conversion of our preference shares into ordinary shares immediately prior to the completion of the offering, which increases the authorized number of ordinary shares to 480,000,000 and creates 15,000,000 undesignated preference shares; and

•

the exercise of all outstanding Series B and Series C warrants for preference shares (other than one warrant to purchase 150,000 Series B preference shares, which by its terms, will become a warrant to purchase 150,000 ordinary shares upon the conversion of the outstanding Series B preference shares into ordinary shares immediately prior to the completion of the offering), and the conversion of all such issued preference shares and all other outstanding Series A, Series B and Series C preference shares into 65,635,289 ordinary shares upon the closing of this offering.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP. The summary consolidated financial data presented below for the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2007 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2006 and for the nine months ended September 30, 2006 and 2007 and as of September 30, 2007 is derived from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information contained in those statements. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31			Six Months Ended June 30		Nine Months Ended September 30
	2004	2005	2006	2006	2007	2006	2007
	(in $ thousands, except share and per share information)
Consolidated Statement of Operations Data:
Net revenue	$40,840	$44,379	$69,670	$30,314	$39,338	$49,451	$69,356
Cost of revenue(1)	35,295	55,388	60,718	27,385	31,863	44,407	54,940

Gross profit (loss)	5,545	(11,009)	8,952	2,929	7,475	5,044	14,416

Operating expenses:
General and administrative(1)	9,485	5,843	6,017	2,872	3,038	4,320	5,253
Research and development(1)	5,781	4,013	4,065	1,905	2,770	2,874	4,448
Selling and marketing(1)	1,888	2,466	2,743	1,260	1,561	2,015	2,677
Impairment loss on property, plant and equipment	—	466	—	—	—	—	—

Total operating expenses	17,154	12,788	12,825	6,037	7,369	9,209	12,378

Income (loss) from operations	(11,609)	(23,797)	(3,873)	(3,108)	106	(4,165)	2,038
Other income (expense), net	320	446	(1,460)	(245)	(1,725)	(1,543)	(1,038)
Income tax expense (benefit)	12	(578)	17	9	(79)	13	265
Cumulative effect of changes in accounting principles	—	—	741	741	—	741	—

Net Income (loss)	$(11,301)	$(22,773)	$(4,609)	$(2,621)	$(1,540)	$(4,980)	$735

Basic net income (loss) per share(2)	$(1.14)	$(1.98)	$(0.37)	$(0.21)	$(0.12)	$(0.39)	$0.01

Diluted net income (loss) per share(3)	$(1.14)	$(1.98)	$(0.37)	$(0.21)	$(0.12)	$(0.39)	$0.01

Basic net income (loss) per (ADS)(4)	$(5.72)	$(9.90)	$(1.83)	$(1.05)	$(0.62)	$(1.96)	$0.04

Diluted net income (loss) per (ADS)(4)	$(5.72)	$(9.90)	$(1.83)	$(1.05)	$(0.62)	$(1.96)	$0.03

Shares used to compute net income (loss) per share
-Basic	9,981,389	11,589,000	13,051,542	12,932,792	13,193,125	13,024,459	13,749,925

-Diluted	9,981,389	11,589,000	13,051,542	12,932,792	13,193,125	13,024,459	22,762,012

Pro forma basic net income (loss) per share (unaudited) (5)
Income (loss) before cumulative effect of changes in accounting principles			$(0.05)				$0.02
Cumulative effect of changes in accounting principles			—				—

Net income (loss) attributable to ordinary shareholders			$(0.05)				$0.02

Shares used to compute pro forma basic net income (loss) per share (unaudited) (5)			76,126,831				76,896,325

Pro forma diluted net income (loss) per share (unaudited) (5)
Income (loss) before cumulative effect of changes in accounting principles			$(0.05)				$0.02
Cumulative effect of changes in accounting principles			—				—

Net income (loss) attributable to ordinary shareholders			$(0.05)				$0.02

Shares used to compute pro forma diluted net income (loss) per share (unaudited) (5)			76,126,831				85,908,412

	As of September 30, 2007
	Actual	Pro Forma As Adjusted (6)
	(in $ thousands)
Consolidated Balance Sheet Data:
Cash	$28,896	$85,617
Total assets	95,252	151,973
Warrant liability	2,651	—
Other liabilities	4,583	4,583
Convertible redeemable preference shares	90,295	—
Total shareholders’ equity (capital deficiency)	(50,845)	98,822

(1)	Amounts include share-based compensation expense as follows:

	Years Ended December 31			Six Months Ended June 30		Nine Months Ended September 30
	2004	2005	2006	2006	2007	2006	2007
	(in $ thousands)
Cost of revenue	$404	$95	$62	$39	$60	$50	$88
General and administrative	2,359	376	506	259	392	330	709
Research and development	583	63	67	42	68	54	100
Selling and marketing	523	97	123	96	70	108	105

Total	$3,869	$631	$758	$436	$590	$542	$1,002

(2)	Basic net income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period.
(3)	Diluted net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period.
(4)	Each ADS represents five ordinary shares.
(5)	Pro forma unaudited basic and diluted net income (loss) per ordinary share is computed using diluted net income (loss) per weighted average ordinary share after giving effect to the conversion of all preference shares outstanding as of December 31, 2006 and September 30, 2007 into 63,075,289 and 63,235,289 ordinary shares, respectively.
(6)	On a pro forma as adjusted basis to give effect to:
•	the issuance of 63,235,289 ordinary shares upon the conversion of our preference shares outstanding as of September 30, 2007 into ordinary shares upon completion of the offering;
•

the issuance of 2,600,000 ordinary shares issuable upon the assumed exercise of warrants outstanding as of September 30, 2007, which have a weighted average exercise price of $1.82 per ordinary share and 400,000 of which terminate upon the completion of the offering; and

•

our sale of 30,000,000 ordinary shares in the offering at an assumed initial public offering price of $2.00 per ordinary share, and our receipt of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

Recent Developments

Although our audited financial statements for the year ended December 31, 2007 are not yet complete, the following information reflects our results based on currently available information.

Net revenue was approximately $29 million for the three months ended December 31, 2007 which is down approximately 3% from the quarter ended September 30, 2007, reflecting the seasonality in our business. Compared to the quarter ended December 31, 2006, fourth quarter 2007 net revenue represents an increase of approximately 43%.

For the quarter ended December 31, 2007, we estimate the gross profit to be in the range of $7.5 million to $7.6 million, representing 25.9% to 26.4% of net revenue, compared to $6.9 million, or 23.1% of net revenue, for the quarter ended September 30, 2007. The increase in gross profit was primarily attributable to a continued improvement in our product mix and reductions in manufacturing costs.

We estimate the operating income to be in a range from $2.9 million to $3.1 million for the quarter ended December 31, 2007, compared to $1.9 million for the quarter ended September 30, 2007. As a percentage of net revenue, the fourth quarter operating margin is estimated to be in a range from 10.1% to 10.6% compared to 6.4% for the quarter ended September 30, 2007. The increase in operating margin mainly stems from increased gross profit and lower operating expenses in fourth quarter.

Our estimates for revenue, gross margin and operating income are not yet final and are subject to further review. We are currently performing our annual review procedures for the year ended December 31, 2007.

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the following information about risks, together with the other information contained in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the circumstances or events described below actually arises or occurs, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Financial Condition and Business

We have a history of losses, and we may not achieve or sustain profitability on a quarterly or annual basis.

We have a history of incurring significant operating losses and had an accumulated deficit of $60.8 million as of September 30, 2007. Our net losses from operations were $23.8 million in 2005 and $3.8 million in 2006. We may not achieve or sustain profitability on a quarterly or annual basis in the future.

If we are unable to implement our business strategy, our revenue and ability to achieve or sustain profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our business strategy is based on our assumptions about the future demand for our current analog products and the new products we are developing and on our ability to manufacture and sell these products profitably. Our business strategy includes utilizing our analog design expertise and our broad product portfolio to continue our migration to higher margin, differentiated products. Accordingly, if our strategy is successful, we anticipate that there will be a continued migration in our product mix, with increasing sales of products such as AC/DC and DC/DC converters aimed at rapidly growing, high volume markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. We began to implement this strategy at the end of 2005 but its implementation is not yet complete. In 2005 and 2006, a substantial majority of our revenue continued to be generated from our standard products, and the percentage of our IC revenue attributable to differentiated products did not significantly increase. Although the percentage of our revenue attributable to differentiated products has begun to increase more rapidly during the first half of 2007, we cannot assure you that the trend will continue or that this strategy will be successfully realized. If we are unable to implement our business strategy and achieve a product mix with more favorable gross margins, our business and operating results would likely be adversely affected.

Our future success also depends upon, among other things, our ability to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, reduce operating expenses, access sufficient quantities of quality raw materials and assembly and test services in a cost-effective and timely manner, accurately forecast demand for new products and attract and retain highly-skilled technical, managerial, marketing, sales and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy are beyond our control and may require us to modify our business strategy.

Our future growth depends in part on building relationships and achieving additional design wins with market-leading manufacturers. If we cannot establish these relationships and achieve design wins, our ability to grow will be limited.

We intend to pursue and strengthen relationships with market-leading manufacturers of electronics products. We anticipate that these relationships will require us to make modifications to our products that involve significant technological challenges, as well as participate in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in our product being incorporated into a customer’s initial product design, which we refer to as a design win, or that any such design win would lead to production orders. We also expect that these types of customers would place considerable pressure on us to meet their short development schedules. In addition, these types of customers often require extensive, localized customer support, which may require us to significantly expand our customer support organization in certain geographic locations. We may have to devote a substantial amount of our limited resources to these relationships, which could detract our focus from or delay our completion of other important projects. Delays in these projects could impair our relationships with existing customers and negatively impact sales. If we cannot achieve design wins in the future, our ability to grow will be limited.

If we are unable to successfully negotiate a reduction in the required registered capital of BCD Shanghai, we may suffer loss of certain assets, penalties and other adverse consequences, which would harm our consolidated business, results of operations and financial condition.

One of our wholly-owned subsidiaries, BCD Shanghai, was established in June 2005 with a maximum planned total investment, or the maximum amount of funds that can be provided to BCD Shanghai through loans or the purchase of equity interest, of $1 billion. The registered capital of BCD Shanghai is $334 million, of which $10 million had been contributed as of December 31, 2007. In accordance with PRC laws, 15% of the registered capital of a wholly foreign-owned company, such as BCD Shanghai, must be contributed within ninety days after obtaining a business license and 100% of the registered capital must be contributed within three years after obtaining a business license. BCD Shanghai obtained its business license in June 2005, and therefore BCD should have contributed the initial 15% of registered capital, or approximately $50 million, by September 2005 and should, assuming no modification of the current arrangement, contribute all of the registered capital by June 2008. BCD Shanghai filed a request through the Shanghai Foreign Investment Commission for an extension of the outstanding initial capital contribution to the first quarter of 2008. The Shanghai Foreign Investment Commission submitted the application to the PRC Ministry of Commerce, or the MOFCOM, in November 2006, with a favorable recommendation for approval. However, the MOFCOM has not issued the requisite approval notice. Based on discussions with the MOFCOM, BCD Shanghai currently believes the MOFCOM will take no punitive action in this matter; however, because BCD Shanghai has not obtained such approval, it could be subject to various penalties and other adverse consequences including revocation of its business license, forced liquidation and deregistration. Upon a forced liquidation, based on current PRC law, BCD Shanghai must pay off all of its obligations, including its debts, due taxes, outstanding compensation owed to employees and damages, and then may distribute its remaining assets and properties to its sole shareholder, BCD Semiconductor Manufacturing Limited. To date, BCD Shanghai has generated no revenue.

Because of changes in our strategy and business needs since the time we obtained the approval of the PRC National Development and Reform Commission, or NDRC, and the MOFCOM, we no longer intend to inject the original amount of the registered capital into BCD Shanghai. We have engaged in extensive, ongoing discussions with the NDRC and the MOFCOM and based on those discussions believe that, once we have contributed the remaining balance of the initial 15% of the registered capital of BCD Shanghai, equal to approximately $40 million, BCD Shanghai will be permitted to reduce the amount of its registered capital and the total investment to suit our current strategy and business needs.

However, we currently have no written confirmation from the NDRC, MOFCOM or any other governmental entity that our expectations are correct, and there can be no assurance that BCD Shanghai will receive the requisite approval to reduce the amount of its registered capital and total investment. Nonetheless, if such approval is not obtained, we do not intend to inject the full amount of BCD Shanghai’s current registered capital. However, the failure to do so under such circumstances may subject us to a number of significant adverse consequences, including among others, revocation of BCD Shanghai’s business license and forced liquidation of BCD Shanghai, potential adverse impact on our relationship with the PRC government, contractual remedies to which Shanghai Zizhu Science-based Industrial Park Development Company, or Zizhu Development, may be entitled under the investment agreement, including but not limited to loss of BCD Shanghai’s eligibility for favorable tax treatment and other incentives, loss of a land use right which cost us approximately $4.4 million to acquire (or if the return of the land use right is not possible, the return of approximately $4.3 million of financial support previously provided to BCD Shanghai, plus related losses suffered by Zizhu Development, including but not limited to interest and other costs), loss of our headquarters building (which we occupied in January 2008) on the granted land which cost approximately $11.4 million to complete, and any reasonably foreseeable consequential damages, as well as other penalties and sanctions on BCD Shanghai. If these consequences were to occur, our business, results of operations and financial condition would be harmed.

If we are unable to successfully negotiate a reduction in existing commitments to build two eight-inch fabs, we may lose certain assets and suffer penalties and other adverse consequences, which would harm our consolidated business, results of operations and financial condition.

In June 2004, we entered into an agreement with Zizhu Development and obtained government approvals to form a wholly foreign owned subsidiary in the PRC to construct two eight-inch, 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities in Zizhu Science-based Industrial Park (“Zizhu Industrial Park”) with a total projected cost of $1 billion (the “Project”). In return, Zizhu Development agreed to assist our wholly-owned subsidiary, BCD Shanghai, in obtaining a land use right for the Project, as well as financing for the Project. Zizhu Industrial Park is a special business zone approved by the Shanghai government and designed to be a major science and technology center in Shanghai. Zizhu Development is a quasi-governmental entity authorized by the Shanghai government to develop, manage and attract science and technology companies to Zizhu Industrial Park. Upon satisfaction of certain conditions relating to the Project, and subject to compliance with PRC law and regulations, BCD Shanghai was to be granted a favorable tax rate at 15% and to be entitled to an exemption from PRC enterprise income tax for five years commencing from 2008, and thereafter, 50% relief from PRC enterprise income tax for the next five years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Taxation.” Under the terms of a supplemental agreement to the original investment agreement, and approval documents from the NDRC, BCD Shanghai was to commence construction of the two eight-inch, 0.25 micron-width wafer manufacturing facilities and the two packaging and testing facilities during the fourth quarter of 2005 and complete such construction within two years following acquisition of the land use right, that is, by June 6, 2008. However, BCD Shanghai has not yet commenced such construction. Accordingly BCD Shanghai may be in breach of certain provisions of the agreements relating to the Project, among others. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments.” To date, BCD Shanghai has generated no revenue.

Because of changes in our strategy and business needs since the time of the original agreements, we no longer intend for BCD Shanghai to construct the two eight-inch and 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities called for under the agreements. We have engaged in extensive, ongoing discussions with the NDRC, the MOFCOM, Zizhu Development and the Shanghai Foreign Investment Commission and based on those discussions believe that, once we have contributed the remaining balance of the initial 15% of the registered capital of BCD Shanghai, equal to approximately $40 million, we will be permitted to reduce the scale of the Project to suit our current strategy and business needs and amend the terms of the original agreements accordingly.

However, we currently have no written confirmation from the NDRC, the MOFCOM, Zizhu Development or any other governmental entity that our expectations are correct, and there can be no assurance that BCD Shanghai will receive the requisite approvals to reduce the scale of the Project. Nonetheless, even if such approval is not obtained, we do not intend to proceed with the Project in its original form. However, the failure to do so under such circumstances may subject us to a number of significant adverse consequences, including among others, revocation of BCD Shanghai’s business license and forced liquidation of BCD Shanghai, potential adverse impact on our relationship with the PRC government, contractual remedies to which Zizhu Development may be entitled under the investment agreement, including but not limited to loss of BCD Shanghai’s eligibility for favorable tax treatment and other incentives, loss of a land use right which cost us approximately $4.4 million to acquire (or if the return of the land use right is not possible, the return of approximately $4.3 million of financial support previously provided to BCD Shanghai, plus related losses suffered by Zizhu Development, including but not limited to interest and other costs), loss of our headquarters building (which we occupied in January 2008) on the granted land which cost approximately $11.4 million to complete, and any reasonably foreseeable consequential damages, as well as other penalties and sanctions on BCD Shanghai. If these consequences were to occur, our business, results of operations and financial condition would be harmed.

We may not sustain our recent revenue growth.

We have experienced significant recent revenue growth due primarily to significant growth in sales of all categories of IC products that we sell, across all our major geographic markets. Specifically, our annual revenue increased from $44.4 million in 2005 to $69.7 million in 2006. However, in the future we may not continue to experience a similar rate of revenue growth, if any. Accordingly, you should not rely on the results of any prior quarterly or annual period as an indication of our future operating performance.

The cyclical nature of the semiconductor industry makes our business and operating results particularly vulnerable to economic downturns.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterized by fluctuations in end-user demand, reduced demand for ICs, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively in order to have the capacity needed to meet expected future demand. If actual demand does not increase, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand. According to published industry data, worldwide sales of semiconductor products, while generally increasing over the long term, have fluctuated significantly on a yearly basis during industry downturns where excess capacity depressed semiconductor prices and led to a sharp decline in sales. For example, according to Semiconductor Industry Association data, total semiconductor sales increased 36.7% in 2000 and decreased 32.0% in 2001. Total analog IC sales increased 38.1%

and decreased 24.0%, respectively, during those years. Moreover, in the second half of 2004, we were significantly impacted by an unexpected abrupt downturn in the semiconductor markets, relative to the exceptional performance of the semiconductor markets in the first half of 2004. We expect that industry cyclicality will continue. In addition, product obsolescence, evolving standards, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors and macroeconomic trends impacting the economies of one or more of the world’s major regions may decrease the demand for our products and services and reduce our profit margins. If we cannot take appropriate or effective actions in a timely manner during future downturns, such as expanding our customer base or reducing our fixed costs, which we are unable to adjust rapidly, to sufficiently offset declines in demand for our products, our business and operating results may be adversely affected.

If we are unsuccessful in defending against the patent infringement lawsuit filed by Power Integrations, Inc., we could be prevented from selling certain of our products and/or be required to pay substantial damages or fines.

On June 14, 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, filed suit against our PRC subsidiary, SIM-BCD, and our U.S. subsidiary, BCD Semiconductor Corporation, in the United States District Court for the Northern District of California. The complaint alleged that certain PWM controller chips produced and sold by those companies infringe Power Integrations’s U.S. Patent Nos. 5,313,381, 6,107,851 and 6,249,876. Power Integrations is seeking damages as well as an injunction against unspecified allegedly infringing products. On October 15, 2007, Power Integrations filed a motion to dismiss its complaint in the United States District Court for the Northern District of California and on the same day filed a substantially similar complaint in the United States District Court for the District of Delaware. On January 25, 2008, Power Integrations filed a motion for preliminary injunction.

We intend to take the appropriate actions to vigorously defend SIM-BCD and BCD Semiconductor Corporation. We have filed a motion to dismiss the lawsuit filed in United States District Court for the District of Delaware on the basis of lack of jurisdiction. Moreover, we have filed a complaint against Power Integrations in the Northern District of California asking for a declaratory judgment that BCD does not infringe the ‘381, ‘851, and ‘876 patents and that they are invalid. If we are successful, the lawsuit in Delaware will be dismissed.

If we are unsuccessful in defending against the Power Integrations lawsuit, we could be prevented from selling certain of our products if we are unable to design around the patents, and/or be required to pay substantial damages or fines. While preliminary injunctions are not frequently granted, if the District Court of Delaware were to choose to issue a preliminary injunction, we believe it could do so as soon as March, and the injunction could prevent us from selling certain of our products to certain customers, including most or all of our products to our largest end customer, which accounted for approximately 16% of our total revenues in the fourth quarter of 2007, and approximately 12% of our total revenues for the full year 2007. Moreover, defending against the complaint, regardless of its merits, could be expensive and time-consuming and could divert the attention of our technical and management resources. Any unfavorable outcome would likely cause our revenue to decline and could harm our business and operating results.

As a result of the Power Integrations lawsuit, some of our existing distributors and end-customers, as well as some new distributors and end-customers, have asked us to indemnify them for potential costs and damages associated with intellectual property infringement. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims made by our customers, we may also have to defend related third party infringement claims made directly against us. Our semiconductors are designed for use in devices used by potentially millions of consumers, which could subject us to considerable exposure should an infringement claim occur. We cannot assure you that such claims will not be pursued. See also “Risk Factors—Risks Related to Our Financial Condition and Business—Claims by third parties that we have infringed their intellectual property rights could result in significant costs, reduce sales of our products and cause our operating results to suffer.”

Claims by third parties that we have infringed their intellectual property rights could result in significant costs, reduce sales of our products and cause our operating results to suffer.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others.

There is frequent intellectual property litigation involving patents, copyrights, trade secrets, mask works and other intellectual property subject matter. We currently hold 12 patents in China, four patents in the United States, three trademark registrations in China and numerous registered layout designs, or maskworks, in China. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against or licensed to the plaintiff. Since we do not hold a large patent portfolio, we might not be in a favorable bargaining position in such situations. We could be sued for allegedly infringing one or more patents to which we could be unable to obtain a license and unable to design around. In the event we were found to infringe such patents, we could be foreclosed from manufacturing or selling the products that are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products. In addition, we have registered trademarks relating to our trade names “BCD” and “AAC” in China, but have not registered, and may not be able to register, such trademarks in the United States or elsewhere. If we were unable to protect BCD and AAC as trademarks, we could face extensive rebranding and other costs associated with developing new trademarks.

We have in the past received, and we expect that in the future we may receive, letters from various industry participants alleging infringement of patents, trade secrets or trademarks. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	incur significant legal expenses;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

In addition, we have agreed to indemnify our end-customers and independent distributors in some circumstances against liability arising from claims that our products infringe or otherwise violate third party intellectual property rights. Any such claims or actions against our end customers or distributors could require us to pay substantial damages and adversely affect our business and operating results.

Our operating results may fluctuate from quarter to quarter, which may make it difficult to predict our future performance and may result in volatility in the market price of our ADSs if we fail to meet the expectations of public market analysts and investors in these periods.

Our revenue, expenses and operating results may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. Historically, the following factors have caused our revenue, expenses and operating results to fluctuate:

•	seasonality in the sales of our products, including a general tendency for increased business during the second half of the calendar year;

•	our distributors’ and end-customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•	changes in our product mix;

•	the timing of expansion and development of our facilities;

•	the timing of our new product introductions and the qualification of those products by our end-customers;

•	higher than expected product returns by our distributors or end-customers;

•	inventory write-offs, including write-offs due to obsolete inventory;

•	a high number of days sales outstanding, or DSOs, necessitating a write-off in our accounts receivable; and

•	sudden declines in our average selling prices, due to competitive pressures caused by factors such as new product introductions or price reductions on competitive products.

In addition to the above factors, which may continue to cause our operating results to fluctuate in the future, we expect that our revenue, expenses and operating results will be subject to fluctuation upon the occurrence of one or more of the following factors:

•	the loss of one or more end-customers or a significant reduction or postponement of orders from our end-customers;

•	our inability to forecast accurately distributor and end-customer demand and develop products that our distributors and end-customers purchase in quantity;

•	our inability to obtain sufficient quantities of equipment and raw materials in a timely manner and at reasonable prices;

•	the timing, performance and pricing of new product introductions by us and by our competitors;

•	changes in manufacturing yields;

•	our inability to develop new process technologies and achieve volume production;

•	changes in exchange rates and interest rates;

•	changes in domestic and international tax laws; and

•	changes in geopolitical stability, especially changes affecting China, Taiwan, Japan, South Korea and Asia in general.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business and operating results. Additionally, our ADSs could be subject to significant price volatility should sales or earnings fail to meet the expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of those companies.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We currently rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In particular, the intellectual property laws of China are relatively new and less protective of intellectual property rights than the laws of the United States. Historically, PRC courts often have not enforced the intellectual property laws of China to the same degree as United States courts might enforce the intellectual property laws of the United States. In addition, some of our personnel may terminate their employment with us, join our competitors and breach their confidentiality agreements with us. As of September 30, 2007, we had 28 patent applications on file in China, of which 12 had been granted, and we had 12 patent applications on file in the United States, of which four had been granted. We cannot be certain that patents will be issued as a result of all of our pending applications or that any patents that may be issued to us or other patents that third parties may license to us will not be invalidated, circumvented, challenged, declared invalid or unenforceable or licensed to other companies or that any of our pending or future patent applications will be issued within the scope of the claims sought by us, if at all. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own.

If we cannot compete successfully in our industry, our operating results and financial condition will be adversely affected.

Our markets are highly competitive and we face significant competition for products in each of our product categories from both domestic and international companies. We compete with global analog IDMs, such as Fairchild Semiconductor International, Inc., National Semiconductor Corporation, ON Semiconductor Corporation, Rohm Co., Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated. We also compete with fabless analog IC manufacturers, such as Advanced Analogic Technologies Incorporated, Diodes, Inc., Monolithic Power Systems, Inc. and Power Integrations, Inc. Additionally, we compete with Taiwan-based fabless analog IC manufacturers such as Advanced Analog Technology, Inc., Global Mixed-Mode Technology Inc. and Richtek Technology Corporation. Some of these companies have substantially greater financial, technical, marketing and management resources than we have. As a result, these companies may be able to compete more successfully over a longer period of time than we can. Price is a crucial area of competition, and intense competition can at times lead to significant pricing pressure that may cause unexpected declines in our average selling prices. In addition, our ability to compete successfully depends to some extent upon factors outside of our control, including import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully, our operating results and financial condition will be adversely affected.

We may be unable to make the substantial research and development investments required to expand our business and meet our strategic objectives.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products, in our case in particular to create more sophisticated and differentiated products which carry more favorable gross margins. We are committed to investing in research and development in order to stay competitive in our markets. If we are unable to develop and implement new technologies that our customers require, we may not be able to produce sufficiently advanced products at competitive prices. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive and deliver appropriate products to satisfy demand.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of the members of our key executive officers and our design engineering staff. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be difficult to find, relocate and integrate adequate replacement personnel into our operations. Furthermore, if we lose the services of key members of our design engineering staff, it could be difficult to locate, hire and integrate design engineers with comparable analog design experience and educational background. Any such loss of personnel could adversely affect our operations and the growth of our business.

We will require an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. There is intense competition for the services of these personnel in the semiconductor industry. In addition, we expect demand for skilled and experienced personnel in Greater China to increase in the future as new analog design and wafer fabrication facilities and other similar high technology businesses are established there. Furthermore, analog engineers are in great demand and short supply worldwide. If we are unable to retain our existing personnel, particularly our design engineers, or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our rapid growth has presented significant challenges to our management and administrative systems and resources, and we may experience difficulties managing our growth, particularly as we take on additional responsibilities as a public company, which may adversely affect our business and operating results.

Since our inception in September 2000, we have grown rapidly. Our revenue grew from zero in 2000 to $69.7 million in 2006. During this period, we constructed and initiated commercial production at our fab, and we subsequently enhanced and upgraded our fab, assembled our design and management teams, developed our distributor relationships, and developed an outsource relationship with a foundry in Taiwan. On December 31, 2000, we had three employees, on December 31, 2006, we had 826 employees and on September 30, 2007, we had 932 employees. We plan to hire a significant number of additional employees. This expansion has presented, and continues to present, significant challenges for our management and administrative systems and resources. These challenges have been compounded by the fact that our chief executive officer, our chief financial officer, our general counsel and our vice president for business development have all joined the company within the last two years and so have relatively limited experience with the company’s operations and systems. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or to handle the additional responsibilities associated with our becoming a public company, we may experience difficulties managing our growth and our business and operating results could be adversely affected.

If we are unable to maintain high capacity utilization, optimize our product mix or maintain and improve our yields, our margins may substantially decline, thereby adversely affecting our operating results.

Our ability to achieve and maintain profitability depends, in part, on our ability to:

•	maintain high capacity utilization;

•	achieve a product mix with higher average selling prices and higher gross margins; and

•	maintain and improve our yields.

Our capacity utilization affects our operating results because a certain percentage of our costs are fixed. Accordingly, if our fab is not fully utilized, we have less revenue for each fixed dollar of costs, which harms our operating results.

During the life of a power management product, its average selling price tends to decrease for a particular application. In general, products utilizing more advanced technologies sell for higher prices and have higher margins. Therefore, our technology and product mix have a direct impact upon our average selling prices and overall margins. To maintain or increase gross margins on our products, we must continue to identify new high gross margin applications for our products, reduce manufacturing costs for our existing products and introduce new, high gross margin products. If we are unable to do so, our gross margins will suffer.

Since poor yields adversely affect manufacturing costs, time to market and reputation, our yields directly affect our ability to attract and retain customers, as well as the cost of our products. Accordingly, we seek to continuously maintain and improve our yields. If we are unable to maintain high capacity utilization, optimize the mix of our products and maintain and improve our yields, our margins may suffer, thereby adversely affecting our operating results. In addition to its adverse impact on our operating results, a sustained reduction in our gross margins could harm our future cash flow and financial condition. Any of these factors could in turn lead to a significant drop in the price of our ADSs.

Our sales are dependent upon independent distributors who can terminate their relationships with us with limited advance notice or return products and any decrease in sales to end users by any of those distributors could adversely affect our operating results.

Independent distributors accounted for 90.2% of our IC sales in 2006. In general, we do not have long-term agreements with our distributors, and they may terminate their relationships with us with limited advance notice. Our distributors often offer competing products. For the year ended December 31, 2006, our ten largest distributors accounted for 66.6% of our total IC sales. Our sales could be significantly reduced if a material number of distributors cancel or reduce their orders, significantly change their product delivery schedules or fail to renew their agreements with us and demand lower prices or other more favorable terms, which would have an adverse effect on our operating results. In addition, there is a risk that our net revenue could be significantly reduced if one or more of our independent distributors returns products through a permitted sales return, or otherwise. In particular, in 2005, in addition to $0.8 million of product returns made in accordance with normal stock rotation rights, at the request of a limited number of our distributors who had failed to anticipate the abrupt downturn in the semiconductor markets that occurred in the second half of 2004, we accepted product returns totaling $3.0 million for semiconductors, which effectively reduced what would have been our net revenue in 2005 by $3.0 million. While we could have rejected the returns requested by our distributors under the provisions of our distributor agreements, some of our distributors were facing difficult financial circumstances resulting from the abrupt downturn in the semiconductor markets that occurred in the second half of 2004, and so we determined to accept a portion of the requested returns. Moreover, due to poor visibility in our sales channel at that time, we were unable to properly estimate returns for these distributors in 2004 and 2005, and so unable to recognize revenue from sales to such distributors until the return right lapses in 2004 and 2005. We now have in place measures intended to provide more effective monitoring of distributor inventory and our accounts receivable as measured in days of sales outstanding, or DSOs; however, we cannot assure you that such events will not occur again. Agreements with a significant number of our distributors provide a return right, every six months, of up to five percent of the monetary value of the products purchased in the preceding six months if the distributor makes a restocking order for an equal or greater amount within a specified period. We also have a stock rotation program in effect that we implemented in 2006 to address the product return issues that occurred in 2005. This program grants certain distributors a return right, each quarter or six-month period on a calendar basis, of up to four percent of the monetary value of the products purchased, the percentage depending in some cases on the amount of products purchased within a specified period. See “Risk Factors—Risks Related to our Financial Condition and Business—Uncertainties involving the ordering and shipment of, return of, and payment for, our products could adversely affect our business.”

Uncertainties involving the ordering and shipment of, returns of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our distributors and other customers. Our independent distributors generally place purchase orders one and a half months in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our distributors’ purchase orders have varied significantly from period to period. As a result, it is difficult for us to forecast our sales more than one and a half months in advance. We routinely purchase raw materials and equipment based on our estimates of end-customer future demand for our products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs and contract manufacturers indirectly through distributors as our forecasts for demand are then based on estimates provided by multiple parties.

Some of our distributors may be unable or unwilling to pay us in a timely manner or at all. If a distributor fails to pay in a timely manner or if we anticipate that it will not pay us, we may elect to withhold future shipments, which could adversely affect our operating results. If one of our distributors experiences severe financial difficulties, becomes insolvent or declares bankruptcy, we could lose product inventory held by that distributor and we could be required to write off the value of any receivables owed to us by that distributor. We could also be required to record bad debt expense in excess of our reserves.

The following could result in excess or obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers:

•	The cancellation or deferral of product orders.

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The return of previously sold products through a permitted sales return or otherwise by our distributors. Such returns are generally limited to a level below five percent of the monetary value of the products purchased within the preceding three or six months, with such return rights only being available if the distributors have achieved a pre-determined purchases targets during the specified period and that the request for return is formulated within one month after the end of the specified period. However, we have in the past accepted and may in the future accept larger returns because a distributor may otherwise refuse to pay its outstanding accounts receivable with us.

•	The overproduction of products due to the failure of anticipated orders to materialize.

•	Failure to meet an end-customer’s product specification or quality standard.

Also, since many of our costs are fixed, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales.

Our current and anticipated distributors and end-customers may not place orders in accordance with our expectations or at all. As a result, it may be difficult for us to plan for capacity expansion, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our distributors’ and end-customers’ demand, we will either be burdened with expensive and unutilized capacity or unable to support our distributors’ and end-customers’ requirements, either of which would have an adverse effect on our business and operating results.

We have experienced increased concentration of our end customer base, and we believe that in the fourth quarter of 2007 a significant percentage of our revenue was generated from a relatively small number of end customers.

Over the course of 2007 we have experienced increased concentration of our end customer base, such that by the fourth quarter of 2007 we believe that a significant percentage of our revenue was generated from sales to a relatively small number of end customers. The exact dollar amounts and percentages of revenue ultimately attributable to end customers are difficult to ascertain because most of our sales are to distributors, who in turn typically sell to multiple subcontractors who sell to our ultimate end customers. However, we are able to track certain specific product sales to end customers and on that basis we believe that revenue ultimately attributable to our largest end customer accounted for approximately 16% of our total revenue in the fourth quarter of 2007, and approximately 12% of our total revenue for the full year 2007. The products we sell to this customer are the subject of a patent infringement lawsuit, and on January 25, 2008 Power Integrations filed a motion for preliminary injunction that could, if granted, prevent us from selling most or all of our products to this end customer. See “Risk Factors — Risks Related to Our Financial Condition and Business — If we are unsuccessful in defending against the patent infringement lawsuit filed by Power Integrations, Inc., we could be prevented from selling certain of our products and/or be required to pay substantial damages or fines.” Moreover, we believe that revenue ultimately attributable to our five largest end customers accounted for approximately 31% of our total revenue in the fourth quarter of 2007, and approximately 27% our total net revenue for the full year 2007.

We expect that we will continue to be dependent upon a relatively limited number of end customers for a significant portion of our revenue in future periods, and, although we maintain close communication with these end customers, we do not have agreements, whether formal or informal, with any of them; accordingly, none of them is presently obligated to purchase any specified amounts of products or to provide us with binding forecasts of product purchases for any period. The loss of, or significant reduction in orders from, any of these end customers could adversely affect our results of operations and financial condition.

If we are unable to effectively manage our resources in anticipation of the expected seasonality of our revenue, our quarterly operating results may suffer and the market price of our ADSs may decline.

Because we provide power management ICs used in consumer end markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products, our business is subject to seasonality, with increased revenue typically in the late third and fourth quarters of each year, when customers place orders to meet year-end holiday demand, and lower revenue in the first and second quarters of each year. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand or if we or our customers are left with excess inventory due to seasonality or other factors, our business, financial condition and operating results may suffer and the market price of our ADSs may decline.

Our sales cycles can be long, which could adversely affect our operating results and cause our results to be unpredictable.

Our sales cycles, which measure the time between our first contact with an independent distributor or end-customer and the first shipment of product orders to the distributor or the end-customer, vary substantially and can be greater than six months, and at times can even be two years or more. In addition, even after we make an initial product shipment, it may take our end-customer several more months to reach full production of its product using our products. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not meet our expectations with respect to product, volume, price or other terms, which could adversely affect our operating results and cause our results to be unpredictable.

We depend on growth in the end markets that use our products, which could affect our business and operating results.

Our continued success will depend in large part on the growth of various industries that use power management semiconductors, including our target consumer, computer and communications markets, and on general economic growth. Factors affecting these markets as a whole could have an adverse impact on our end-customers and, as a result, have an adverse impact on us. These factors include:

•	recessionary periods or periods of reduced growth in our end-customers’ markets;

•	the inability of our end-customers to adapt to rapidly changing technology and evolving industry standards;

•	the possibility that our end-customers’ products may become obsolete or the failure of our end-customers’ products to gain widespread commercial acceptance; and

•	the possibility of reduced consumer demand for our end-customers’ products.

In addition, the declining average selling price of consumer electronics, personal computers and communications devices places significant pressure on the prices of the components that are used in such equipment. If the average selling prices of consumer electronics, personal computers and communications devices continue to decrease, the pricing pressure on components we produce may reduce our revenue and our profit margins.

The enhancement of our fab and the acquisition of equipment necessary to manufacture products to meet market requirements are subject to risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.

From time to time, we may need to upgrade and enhance the equipment in our fab to expand our manufacturing capabilities in order to meet the customer and market demands. For example, we plan to complete an upgrade and enhancement of our equipment in 2008 to increase the maximum throughput of our fab to approximately 36,000 six-inch wafers per month.

There are, however, a number of events that could delay our upgrade and enhancement of the equipment in our fab. Such potential events include, but are not limited to:

•	shortages and late delivery of facility equipment;

•	the unavailability of equipment, whether new or previously owned, at acceptable terms and prices;

•	delays in installation, commissioning and qualification of our manufacturing equipment;

•	labor disputes;

•	design changes with respect to equipment layout; and

•	delays in securing any necessary governmental approvals.

As a result, our projections relating to capacity, manufacturing technology capabilities or technology developments may significantly differ from actual capacity, manufacturing technology capabilities or technology developments.

Delays in upgrading our fab could result in the loss or delayed receipt of earnings, an increase in financing costs or the failure to meet profit and earnings projections, any of which would adversely affect our business and operating results.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were founded in September 2000 and commenced commercial production of analog semiconductors in November 2002. Because of our limited operating history, there may not be an adequate basis upon which to evaluate our business and to form a judgment as to our future operating results and prospects. Due to our limited operating history, we have only limited insight into trends that may emerge that may adversely affect our business and operating results. Moreover, in 2005, we made a significant change in our business focus and adopted a new business strategy which includes utilizing our standard products to create more sophisticated and differentiated products which carry more favorable gross margins. See “Risk Factors—Risks Related to our Financial Condition and Business—If we are unable to implement our business strategy, our revenue and ability to achieve or sustain profitability may be adversely affected”. This change in strategy, which we are currently in the process of implementing, likely makes our prior operating history of limited relevance to our future prospects.

Acquisitions and strategic alliances may harm our operating results, cause us to incur debt or assume contingent liabilities or dilute our shareholders.

We may in the future acquire, invest in, or enter into strategic alliances relating to, other businesses, products or technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and alignment of product offerings and manufacturing operations and coordination of selling and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from day-to-day operations, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances, we may have difficulty meeting future customer product and service requirements or otherwise remaining competitive, any of which could adversely affect our business and operating results.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, trade friction or geopolitical and social turmoil in those parts of the world that serve as markets for our products, such as China, Taiwan or South Korea, or elsewhere could significantly adversely affect our business and operating results in ways that cannot be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses or interruptions caused by terrorist acts or acts of war. The occurrence of any of these events or circumstances could adversely affect our business and operating results.

Our operations and business could be significantly harmed by natural disasters.

Our fab, and the third party foundry fab facilities that we currently make use of, are located in Greater China, which is located near seismically active regions and earthquakes and other natural disasters, such as floods and typhoons may occur. We cannot be certain that the precautions we have taken will be adequate to protect our facilities in the event of a major earthquake, flood, typhoon or other natural disaster, and any resulting damage could seriously disrupt our production and result in reduced revenue. In addition, many of our customers and suppliers are also located in Greater China and other regions susceptible to natural disasters. A natural disaster could cause production delays due to supply interruptions, or a decline in the demand for our products by our customers. Although we maintain insurance for some of the damage that may be caused by natural disasters, our insurance coverage may not be sufficient to cover all of our potential losses and would not cover us for lost business. As a result, a natural disaster in Greater China could severely disrupt the operation of our business and have a material adverse effect on our financial condition and operating results.

Risks Related to Manufacturing

Our manufacturing processes are complex and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are complex, demand a high degree of precision and may require modification to improve yields and product performance. Difficulties in the fabrication process, such as dust and other impurities or defects with respect to the equipment or facilities used, can lower yields, cause quality control problems, interrupt production or result in the loss of products in process. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to our other facilities, upgrading or expanding existing facilities or changing our manufacturing technologies, any of which could result in a loss of future revenue. Our operating results could also be adversely affected by increases in fixed costs and operating expenses related to increases in production capacity if revenue does not increase proportionately.

Our products are complex and may require modifications to resolve undetected errors or failures, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our analog products are complex and may contain undetected errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations and business reputation problems. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be adversely affected. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify distributors who are responsible for a significant portion of our revenue against liability from defects in our products. A successful product liability claim could require us to make significant damage payments. OEMs and ODMs generally expect IDMs to provide warranties for their products and look to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall, could have an adverse effect on our business, operating results and financial condition.

If we are unable to obtain raw materials and spare parts in a timely manner, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our fabrication processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production processes is silicon in the form of raw wafers. In 2006, we purchased all of our raw wafers from four raw wafer suppliers. A significant portion of our gas, wafers and chemicals are sourced directly or indirectly from outside of China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these materials and parts to maintain our production schedules and commitments to customers.

We depend on an independent foundry to manufacture some of our products. Any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

It is our strategy to partially rely on an outside foundry facility to manufacture those portions of our products incorporating standard CMOS processes. Access to foundry capacity is critical to our business as we have not ourselves developed the CMOS processes necessary to manufacture certain portions of our products.

Because we outsource part of our manufacturing, we face several significant risks, including:

•	lack of internal manufacturing capacity for certain features of our products;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs;

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the unavailability of, or potential delays in obtaining access to, key process technologies. The ability of our foundry to provide us with semiconductors is limited by its available capacity. We do not have a guaranteed level of production capacity with our foundry and it is difficult to accurately forecast our capacity needs; and

•	potential inability of the independent foundry to successfully implement proprietary elements of our technology in its fab.

We have not entered into a long-term agreement with the independent foundry and we place our orders on a purchase order basis. As a result, if the independent foundry raises its prices or is not able to meet our required capacity for various reasons, including shortages, or delays in shipment, of semiconductor equipment or materials used by the independent foundry to manufacture our semiconductors, or if our business relationship with the independent foundry deteriorates, we may not be able to obtain the required capacity from the independent foundry and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Also, qualifying new foundries would be time consuming and cause us to incur additional costs. We place our orders on the basis of our end-customers’ and distributors’ purchase orders and sales forecasts; however, the independent foundry can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that the independent foundry’s customers that are larger than we are, or that have long-term agreements with the independent foundry, may receive preferential treatment from the independent foundry in terms of capacity allocation. Reallocation of capacity by the independent foundry to its other customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we do not accurately forecast our capacity needs, the independent foundry may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, operating results or financial condition.

We rely on subcontractors for packaging and testing, which may adversely affect our operating results.

The majority of our products are packaged and tested prior to shipment. The packaging and testing of semiconductors are complex processes requiring, among other things, a high degree of technical skill and advanced equipment. We primarily outsource our semiconductor packaging and testing to subcontractors, most of which are located in China. We depend on these subcontractors to package and test our devices with acceptable quality and yield levels. If our subcontractors experience problems in packaging and testing our semiconductor devices or experience prolonged quality or yield problems, our operating results would be adversely affected.

If we lose the services of a particular subcontractor that packages or tests a significant portion of our products or if that subcontractor raises prices to an unacceptable level, we will be required to qualify other subcontractors, which would be time consuming and cause us to incur additional costs. In addition, even if we qualify alternate subcontractors, those subcontractors may not be able to meet our delivery, quality or yield requirements, which could adversely affect our operating results.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and operating results.

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements will grow substantially. While we have not, to date, experienced any instances of lack of sufficient supplies of water or material disruptions in the electricity supply to our fab, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield.

We are subject to the risk of damage due to fires or explosions because some of the materials we use in our manufacturing processes are highly flammable. Such damage could significantly reduce our manufacturing capacity, thereby adversely affecting our business and operating results.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosions and fires. While we have not, to date, experienced any explosion or fire, the risk of explosion and fire associated with these materials cannot be eliminated. Although we maintain fire insurance and insurance for loss of property, our insurance coverage may not be sufficient to cover all of our potential losses due to an explosion or fire and would not cover any lost business we would experience. If our fab were to be damaged or cease operations as a result of an explosion or fire, it would significantly reduce our manufacturing capacity and also harm our reputation, which could adversely affect our business and operating results.

Our operations may be delayed or interrupted and our business could be adversely affected as a result of steps we may be required to take in order to comply with environmental regulations.

We are subject to a variety of environmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities or require us to suspend or adversely modify our operations.

Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses, or otherwise harm our operating results. For example, in 2005, we incurred a $5.3 million write-off of IC inventory containing leaded elements, which were prohibited by regulation in the European Union, or EU, beginning in July 2006. We could also be required to incur costs associated with the investigation and remediation of contamination at currently operated or used sites, future sites in which we conduct operations, or at sites at which our hazardous waste was disposed. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities. The imposition of these liabilities could significantly harm our business and operating results.

Risks Related to Doing Business in China

Because our business model depends on growth in China’s economy and in the electronics industry in China, any slowdown in this growth could adversely affect our business and operating results.

A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China’s economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end-customers in China and reduce their demand for our products.

In particular, our growth strategy is based upon the assumption that demand in China for electronics products that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a material adverse effect on our business. In addition, our business model assumes that an increasing number of global electronics manufacturers and systems companies will establish operations in China and require the use of products developed and manufactured in China. Any decline in the rate of migration to China of companies that require semiconductors as components for their products could adversely affect our business and operating results.

Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.

The PRC government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business model, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the PRC government and provincial and municipal governments have provided and may from time to time in the future provide various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time in the future. Any such reduction or elimination of incentives currently provided to us could adversely affect our business and operating results. See “Regulation—Regulations and Policies that Encourage the Development of Semiconductor Companies.”

Since China joined the World Trade Organization, or WTO, in November 2001, this preferential tax treatment has been criticized as not being WTO-compliant. On March 16, 2007, the National People’s Congress, the PRC legislature, approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” or Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law and its implementation rules, foreign investment enterprises, or FIEs, and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or the Notice, the tax rate of such enterprises will gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. Since our PRC Subsidiaries have not yet applied for such preferential lower tax rate and tax holidays under the previous laws and regulations, it is uncertain whether our PRC Subsidiaries can enjoy the benefits as provided by the Notice after the effectiveness of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high technology companies “specially supported” by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high technology companies “specially supported” by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. According to the implementation rules, high technology companies “specially supported” by the PRC government shall refer to enterprises that own core proprietary intellectual property rights, and fulfill certain prescribed conditions. See “Regulation—Enterprise Income Tax Regulation”. We cannot assure you that our PRC subsidiaries will qualify as high technology “specially supported” by the PRC government in the future, and thereby benefit from such preferential tax rate. After the effectiveness of the new tax law and its implementation rules, for the reasons discussed above and other reasons, our effective tax rate may become higher than we currently anticipate, unless we are otherwise eligible for preferential treatment. Because the new tax law and its implementation rules are newly issued, there is a significant degree of uncertainty as to how this new law and its implementation rules will be interpreted and implemented by relevant tax bureaus. In addition, under the newly revised PRC Urban Land Use Tax Tentative Regulations, since January 1, 2007, BCD Shanghai is subject to land use tax, levied on a yearly basis.

If the registered capital of our subsidiary, BCD Shanghai, is reduced below $334 million as a result of our negotiations with various government entities to scale back our project commitments in the Shanghai Zizhu Science-based Industrial Park, BCD Shanghai may lose eligibility for favorable tax treatment. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we are unable to successfully negotiate a reduction in existing commitments to build two eight-inch fabs, we may lose certain assets and suffer penalties and other adverse consequences, which would harm our consolidated business, results of operations and financial condition.” However, it is our understanding, based on advice from Commerce & Finance Law Offices, our PRC counsel, that as long as BCD Shanghai is manufacturing ICs with feature sizes of 0.25 micron or less as required by the IC Policies, and 0.18 micron or less as required by the Guideline Catalogue of Foreign Investment Industries, BCD Shanghai will likely not lose eligibility for such favorable tax treatment. While we currently expect that BCD Shanghai will manufacture such ICs in the future, we cannot assure you that it will do so. If BCD Shanghai were to lose eligibility for the five year full exemption from the enterprise income tax and the additional five year 50% reduction, its tax rate would become 15% if it qualified as a high technology enterprise “specially supported” by the PRC government under the new tax law, or 25% if it did not.

Any increase in our tax rate in the future could have a material adverse effect on our financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

We are a holding company incorporated in the Cayman Islands and we conduct a significant portion of our operations through our subsidiaries in China. Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations and their articles of association. In addition, our subsidiaries in China are required to set aside at least 10% of their after-tax profit each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. Our wholly-owned subsidiaries should allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The allocation percentage of such funds is decided by our wholly-owned subsidiaries. These reserves are not distributable as cash dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among subsidiaries in China. Further, if our subsidiaries in China incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because a portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Fluctuations in the value of RMB may have a material adverse effect on your investment.

Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although the majority of our revenue is denominated in U.S. dollars, a large portion of our revenue and most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Recent PRC regulations relating to offshore investment activities by PRC residents as determined under such regulations, and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

In 2005, SAFE promulgated regulations that require PRC residents including both legal persons and natural persons (as determined under the SAFE regulations) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any shareholder who is a PRC resident fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified our shareholders who are PRC residents (as determined under the SAFE regulations) to register with the local SAFE branch as required under the SAFE regulations. However, we cannot provide any assurances that all of our shareholders who are PRC residents have complied with or will comply with our request to make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange denominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On January 5, 2007, SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Implementation Rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Regulation—Regulations on Foreign Exchange.”

Several of our PRC employees have exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether PRC employees can exercise their stock options granted by overseas private companies, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. Therefore, we cannot predict how such exercises will affect our business or operations. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may affect our results of operations and financial condition.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice, or the CSRC notice, on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. Our PRC counsel, Commerce & Finance Law Offices, have advised us that, based on their understanding of the current PRC laws, regulations and rules and the CSRC notice given that we completed our restructuring before September 8, 2006, the effective date of the New M&A Rule, the New M&A Rule does not require us to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market.

However, as it is uncertain how the New M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. We have entered into certain technology development agreements with one of our PRC subsidiaries, which agreements we believe are subject only to the registration requirement. That subsidiary has registered these technology development agreements with PRC authorities. If any of our PRC subsidiaries are found to be, or has been, in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Even if our PRC subsidiaries successfully obtain such approval or complete such registration, if the PRC government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and results of operations.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be required to pay the related tax deficiencies and may be subject to penalties under PRC laws.

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have the obligation to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has orally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the closing of this offering. Thus we have not withheld and paid the individual income tax for the option exercises. However, we cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions on us.

We have limited business insurance coverage in China, which could harm our business.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. Our PRC subsidiaries currently have insurance policies covering losses and damages to their properties, as well as limited losses in gross profit due to such property losses or damages. Our PRC subsidiaries also have a limited amount of insurance on liabilities to the public arising from their operations. The amount we recover from these insurance policies, however, may be limited, and any business disruption, litigation or natural disaster may result in substantial costs and diversion of resources.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and therefore the market value and liquidity of your investment.

Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. The Chinese government has threatened to use military force to gain control over Taiwan. In particular, on March 14, 2005, China adopted an anti-secession law which, among other things, includes such a threat. Past developments in relations between China and Taiwan have on occasion depressed the market prices of the securities of Taiwanese companies. A number of our key customers, our primary foundry service provider and several of our most talented analog design engineers, as well as other engineering personnel, are located in Taiwan. Therefore, factors affecting military, political or economic conditions in Taiwan could have an adverse effect on our business, financial condition and operating results.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian influenza and SARS.

There have been reports of outbreaks of avian flu in certain regions of Asia, Europe, the Middle East and Africa in the past several years. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia, an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including China, would adversely affect our business, financial condition or results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will exclude the dividends from PRC subsidiaries to their foreign shareholders.

Risks Related to Ownership of Our ADSs, Our Trading Market and this Offering

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Prior to the offering, there has not been a public market for our ADSs. Future sales by us or our existing shareholders of substantial amounts of our ADSs in the public markets after the offering could adversely affect prevailing market prices for our ADSs. Only a limited number of our ADSs currently outstanding will be available for sale immediately after the offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived or breached, future sales or the possibility of future sales of substantial amounts of our ADSs, including ADSs issued upon exercise of outstanding options and warrants, in the public markets in the United States, could negatively impact the market price of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 112,305,481 ordinary shares outstanding, including ordinary shares represented by ADSs, assuming the underwriters do not exercise the over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. In addition, certain holders of our ordinary shares upon the expiration of the 180-day lock-up period will have rights, under certain conditions, to cause us to register under the Securities Act the sale of an aggregate of 65,785,289 of our ordinary shares (on an as-converted basis and including 2,550,000 ordinary shares issuable upon the exercise of certain warrants). Registration of these shares under the Securities Act will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these registered shares in the public market could cause the price of our ADSs to decline. See “Shares Eligible for Future Sale” and “Related Party Transactions—Registration Rights.”

There has been no prior market for our ADSs and the offering may not result in an active or liquid market for our ADSs, which could adversely affect the market price of our ADSs.

Prior to this offering, there has not been a public market for our ADSs. We have applied to list our ADSs on the Nasdaq Global Market. However, an active public market may not develop or be sustained after the offering. If an active market for our ADSs does not develop after the offering, the market price and liquidity of our ADSs may be adversely affected.

The initial public offering price may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our ADSs has been determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Investors may not be able to resell their ADSs at or above the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our ADSs may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	announcements regarding intellectual property litigation involving us or our competitors, including the patent infringement lawsuit brought by Power Integrations, Inc. against our two subsidiaries;

•	conditions in the semiconductor industry;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuation of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of $6.03 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2007, after giving effect to this offering and assuming that the initial public offering price is $10.00 per ADS (which is the mid-point of the estimated public offering price range).

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2007 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. See “Description of Share Capital—Differences in Corporate Law.”

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of the ADSs.

Our post-offering Memorandum and Articles of Association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have the effect of discouraging a takeover or other transaction. However, any such issuance of shares would have to be for a proper purpose. The issuance of such preference shares to discourage a takeover or other transaction would not of itself necessarily be a proper purpose.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law (2007 Revision) of the Cayman Islands.

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. A majority of our directors and officers reside outside the United States. and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. There is doubt as to whether the Grand Court of the Cayman Islands will, in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature. Commerce & Finance Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We cannot assure you that we will not lose our foreign private issuer status. If we were to lose our foreign private issuer status, we would then be required to comply with the Exchange Act domestic reporting regime, which would likely cause us to incur significant legal, accounting and other expenses. See “Risk Factors - Risks Related to Ownership of Our ADSs, Our Trading Market and this Offering - Being a public company will increase our administrative costs, which could adversely affect our business.”

Being a public company will increase our administrative costs, which could adversely affect our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, has required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the Nasdaq Global Market has revised its requirements for companies that are Nasdaq-listed. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and costly. In anticipation of becoming a public company, we have added additional independent directors, created several board committees, adopted additional internal controls and disclosure controls and procedures and will have to bear all of the internal and external costs of preparing and distributing periodic public reports. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Additionally, while we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Securities Exchange Act of 1934 and we will incur significant legal, accounting and other expenses that we would not incur as a foreign private issuer.

Insiders will continue to have substantial control over us after this offering, which could adversely affect the market price of our ADSs.

Upon the completion of this offering, assuming the underwriters do not exercise the over-allotment option, our executive officers and directors, and their respective affiliates, will beneficially own, in the aggregate, approximately 15% of our outstanding ordinary shares. In addition, none is contractually prevented from acquiring additional ordinary shares. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, our share price and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We have had significant deficiencies and other deficiencies in our internal controls over financial reporting in the past and cannot assure you that additional deficiencies will not be identified in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2009.

Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest the operating effectiveness of our controls, or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In conjunction with our independent registered public accounting firm’s audit of our consolidated financial statements as of and for the six months ended June 30, 2007, our independent registered public accounting firm identified significant deficiencies and other deficiencies involving our internal controls over financial reporting. The identified significant deficiencies related to the financial closing and reporting process, including insufficient review mechanisms and monitoring of non-routine transactions; incomplete elimination of intercompany accounts; recording sales returns in inappropriate accounts; and improper classification of certain income statement and balance sheet items. The identified other deficiencies related to incomplete monthly inventory reports monitoring inventory levels of some distributors; insufficient safeguards for monitoring information security; and insufficient documentation of accounting policies and procedures. Additional significant deficiencies and other deficiencies may be identified during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. During the course of the evaluation, documentation and attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with Section 404. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. Holders.

Based on the assumed initial public offering price of our ADSs in this offering and the expected price of the ADSs following the offering, and the composition of our income and assets, we do not expect to be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2007 or for the foreseeable future. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and, because the calculation of the value of our assets may be based in part on the value of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy given, substantial opposition exists, or such matter materially and adversely affects the rights of shareholders. See “Description of American Depositary Shares” for more detailed information.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our operating results or the price of our ADSs.

We intend to inject approximately $40 million of the net proceeds from this offering as a capital contribution into one of our PRC subsidiaries, BCD Shanghai, in fulfillment of our obligation to various government entities in the PRC to do so. We, including BCD Shanghai, intend to use the net proceeds from this offering for working capital and other general corporate purposes that are in accordance with our respective charter documents and any applicable business license, including expanding our manufacturing capacity by building, acquiring, or otherwise arranging for additional fabrication facilities, developing new products and funding capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We may also choose to repay all or a portion of our $16.6 million in short term bank loans, outstanding as of September 30, 2007, which become due between December 2007 and June 2008. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our operating results or enhance the price of our ADSs. In addition, these proceeds may not be invested in a manner that yields a favorable rate of return.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to successfully reduce BCD Shanghai’s registered capital and the scale and scope of its project to build two eight-inch fabs and two packaging and testing facilities;

•	expected increases in the development, production and sales of our differentiated analog IC products, in particular AC/DC converters, DC/DC converters, audio power amplifiers and Hall ICs;

•	the planned upgrade and enhancement of the equipment in our fab;

•	our ability to maintain relationships with our third party foundry in Taiwan and our subcontractors;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to defend ourselves in intellectual property infringement lawsuits against us and protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to build and maintain relationships and achieve additional design wins with market-leading manufacturers of electronics products;

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms;

•	our ability to address issues associated with the increasing end customer concentration;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to retain senior management and key personnel;

•	our ability to manage growth;

•	our ability to recruit qualified engineers and other skilled employees; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

This prospectus also contains data related to the semiconductor market and the analog IC market worldwide and in China. These market data, including market data from Gartner, Inc., and Frost & Sullivan, include projections that are based on a number of assumptions. The semiconductor market or the analog IC market, may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, any projections or estimates relating to the growth prospects or future conditions of our market are subject to significant uncertainties due to the rapidly changing nature of customer demand for semiconductor products and technologies in the semiconductor industry. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statement as predictions of future events. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the ADSs that we are offering will be approximately $52.0 million at an assumed initial public offering price of $10 per ADS, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

The principal reasons for this offering are to increase public awareness of our company and improve our competitive position, create a public market for our ADSs for the benefit of all shareholders, raise capital, retain talented employees by providing them with equity incentives in a public company, and facilitate our future access to the public capital markets. We, including BCD Shanghai, intend to use the net proceeds from this offering for working capital and other general corporate purposes that are in accordance with our respective charter documents and any applicable business license, including expanding our manufacturing capacity by building, acquiring, or otherwise arranging for additional fabrication facilities, developing new products and funding capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We intend to inject approximately $40 million of the net proceeds from this offering as a capital contribution into one of our PRC subsidiaries, BCD Shanghai, in fulfillment of our obligation to various government entities in the PRC to do so. We may also choose to repay all or a portion of our $16.6 million in short term bank loans, outstanding as of September 30, 2007, which become due between December 2007 and June 2008, $13.9 million of such loans are from the Agricultural Bank of China, including U.S. dollar-denominated loans with a variable interest rate equal to LIBOR plus one percent, and RMB-denominated loans with a variable interest rate aligned to a reference rate promulgated by the People’s Bank of China, 7.29% per annum as of October 31, 2007. These loans have a one year term (subject to extension by agreement of the parties), were entered into between December 2006 and June 2007 and have been used for funding of working capital. RMB 20,000,000, equivalent to $2.7 million, of such loans are with the Shanghai Pudong Development Bank, have a 12 month term, were entered into in March 2007, and are being used in the construction of BCD Shanghai’s research and development center and IC testing facility located in Zizhu Industrial Park. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

Pending use of proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, generally government securities and cash.

DIVIDENDS AND DIVIDEND POLICY

Since our inception, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our PRC subsidiaries, which must comply with the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to reserve funds;

•	allocation to staff and workers’ bonus and welfare funds; and

•	allocation to enterprise development funds in the case of a PRC-foreign joint venture.

More specifically, these PRC subsidiaries may pay dividends only after at least 10% of their net profit has been set aside as reserve funds and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These PRC subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth, as of September 30, 2007, our short-term borrowings and capitalization.

Our capitalization is presented on:

•	an actual basis;

•

an unaudited pro forma as adjusted basis to reflect (i) the issuance of 63,235,289 ordinary shares upon the conversion of all preference shares outstanding as of September 30, 2007 into ordinary shares upon the completion of the offering, and (ii) the issuance of 2,600,000 ordinary shares issuable upon the assumed exercise of warrants outstanding as of September 30, 2007, which have a weighted average exercise price of $1.82 per ordinary share and 400,000 of which terminate upon the completion of the offering, and to give effect to our sale of 6,000,000 ADSs in the offering at an assumed initial public offering price of $10 per ADS, which is the midpoint of the estimated public offering price range, and our receipt of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	Pro Forma As Adjusted
	(in $ thousands, except share amounts)
Short-term borrowings(1)	$16,571	$16,571

Convertible redeemable preference shares, $0.001 par value: 63,500 thousand shares authorized, 58,235 thousand shares issued and outstanding	90,295	—
Shareholders’ equity (capital deficiency):
Ordinary shares, $0.001 par value: 200,000 thousand shares authorized, 16,570 thousand shares issued and outstanding, 112,405 thousand pro forma shares issued and outstanding (unaudited)	16	112
Additional paid-in capital	7,809	157,380
Accumulated other comprehensive income	2,137	2,137
Accumulated deficit	(60,807)	(60,807)

Total shareholders’ equity (capital deficiency)	(50,845)	98,822

Total capitalization	$39,450	$98,822

(1)	$7.4 million and $3.0 million of our short-term borrowings are guaranteed by SIMIC and our time deposits, respectively.

The table above excludes the following shares:

•	12,216,950 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2007, with a weighted average exercise price of $1.19 per ordinary share;

•	2,012,858 ordinary shares reserved for future grants under our equity incentive plan as of September 30, 2007; and

•	165,200 ordinary shares issuable upon the exercise of warrants authorized but not issued as of September 30, 2007, which have an exercise price of $2.68 per ordinary share.

DILUTION

Our net tangible book value as of September 30, 2007 was approximately $2.12 per ordinary share and $10.61 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Our pro forma net tangible book value as of September 30, 2007 was $0.44 per outstanding ordinary share on that date and $2.20 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding preference shares into 63,235,289 ordinary shares upon the closing of this offering. Dilution is determined by subtracting net tangible book value per ordinary share from the initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after September 30, 2007, other than to give effect to (i) the conversion of all of our outstanding preference shares into 63,235,289 ordinary shares upon the closing of this offering, (ii) our sale of 6,000,000 ADSs offered in this offering at an assumed initial public offering price of $10 per ADS (which is the midpoint of the estimated public offering price range) and (iii) the estimated net proceeds of $52.0 million after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2007 would have been $0.79 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $3.97 per ADS. This represents an immediate increase in net tangible book value of $0.35 per ordinary share, or $1.77 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $1.21 per ordinary share, or $6.03 per ADS, to investors of ADSs in this offering. The following table illustrates the dilution on a per ordinary share basis and per ADS basis assuming all ADSs are exchanged for ordinary shares:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	$2.00	$10.00
Net tangible book value per ordinary share as of September 30, 2007	$2.12	$10.61
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preference shares	$0.44	$2.20
Pro forma net tangible book value as adjusted to give effect to the automatic conversion of all of our outstanding preference shares and this offering as of September 30, 2007	$0.79	$3.97
Amount of dilution in net tangible book value to new investors in this offering	$1.21	$6.03

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ADS would increase (decrease) our net tangible book value after giving effect to this offering by approximately $5.6 million. Consequently, the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would increase (decrease) by $0.05 per ordinary share, or $0.25 per ADS. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the shareholders as of such date and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $10.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	79,805,481	72.7%	$92,021,715	60.5%	$1.15	$5.77
New shareholders	30,000,000	27.3%	$60,000,000	39.5%	$2.00	$10.00

Total	109,805,481	100.0%	$152,021,715	100.0%

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and before deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ADS would increase (decrease) total consideration paid by new investors by $6.0 million, increase total consideration paid by all shareholders to approximately $158.0 million (or decrease total consideration paid by all shareholders to approximately $146.0 million in the event of a $1.00 decrease) and increase the average price per ordinary share and per ADS paid by all shareholders to $1.44 and $7.20, respectively (or decrease the average price per ordinary share and per ADS paid by all shareholders to $1.33 and $6.65, respectively, in the event of a $1.00 decrease).

The discussion and tables above also assume no exercise of any outstanding options or warrants. As of September 30, 2007, there were 12,216,950 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $1.19 per share, and 2,600,000 ordinary shares issuable upon exercise of outstanding warrants at a weighted exercise price of $1.82 per share. If all these options and warrants had been exercised on September 30, 2007, after giving effect to the conversion of our preference shares and this offering, after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value would have been approximately $0.85 per ordinary share and $4.27 per ADS and the dilution in net tangible book value to new investors would have been $1.15 per ordinary share, or $5.73 per ADS. In addition, our existing shareholders would hold 94,622,431 ordinary shares purchased from us, which would represent 75.9% of the ordinary shares purchased from us, for a total consideration paid of $111.3 million, and the average price per ordinary share paid would be $1.18. Our new shareholders would hold 30,000,000 ordinary shares purchased from us, which would represent 24.1% of the ordinary shares purchased from us.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the three years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 and June 30, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statements of operations data for the six months ended June 30, 2006 and the nine months ended September 30, 2006 and 2007 and the selected consolidated balance sheet data as of September 30, 2007 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31					Six Months Ended June 30		Nine Months Ended September 30
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
Consolidated Statement of Operations Data:
Net revenue	$1,803	$17,781	$40,840	$44,379	$69,670	$30,314	$39,338	$49,451	$69,356
Cost of revenue(1)	6,550	18,884	35,295	55,388	60,718	27,385	31,863	44,407	54,940

Gross profit (loss)	(4,747)	(1,103)	5,545	(11,009)	8,952	2,929	7,475	5,044	14,416

Operating expenses:
General and administrative(1)	2,177	3,510	9,485	5,843	6,017	2,872	3,038	4,320	5,253
Research and development(1)	1,620	3,059	5,781	4,013	4,065	1,905	2,770	2,874	4,448
Selling and marketing(1)	428	1,001	1,888	2,466	2,743	1,260	1,561	2,015	2,677
Impairment loss on property, plant and equipment	1,566	273	—	466	—	—	—	—	—

Total operating expenses	5,791	7,843	17,154	12,788	12,825	6,037	7,369	9,209	12,378

Income (loss) from operations	(10,538)	(8,946)	(11,609)	(23,797)	(3,873)	(3,108)	106	(4,165)	2,038

Other income (expense):
Interest income	14	55	258	438	584	277	296	398	443
Interest expense	(188)	(249)	(447)	(564)	(1,205)	(577)	(570)	(902)	(835)
Foreign exchange (loss)	(5)	(16)	(43)	386	211	76	97	170	75
Valuation gain on written option	(755)	359	395	—	—	—	—	—	—
Valuation loss on warrant liability	—	—	—	—	(1,282)	(409)	(1,562)	(1,405)	(753)
Subsidiary reorganization expense	(180)	—	—	—	—	—	—	—	—
Other income, net	12	87	157	186	232	388	14	196	32

Total other income (expense), net	(1,102)	236	320	446	(1,460)	(245)	(1,725)	(1,543)	(1,038)

Income tax expense (benefit)	—	—	12	(578)	17	9	(79)	13	265
Cumulative effect of changes in accounting principles	—	—	—	—	741	741	—	741	—

Net income (loss)	$(11,640)	$(8,710)	$(11,301)	$(22,773)	$(4,609)	$(2,621)	$(1,540)	$(4,980)	$735

Per share data

The table below reflects our historical and pro forma net income (loss) per share for the periods indicated and the weighted average historical and pro forma number of shares used to calculate net income (loss) per share for the periods. The historical net income (loss) per share has been calculated on the basis of the weighted average number of shares of ordinary shares actually outstanding during the periods indicated. When calculating historical basic net income per share, two class method has been used and net income has been allocated to our ordinary shares and participating securities. Potential ordinary shares, computed using the treasury stock method or the if-converted method, including options, warrants and convertible preference shares are excluded from the computation in periods incurring a loss from continuing operations where the effects would be antidilutive.

	Years Ended December 31					Six Months Ended June 30		Nine Months Ended September 30
	2002	2003	2004	2005	2006	2006	2007	2006	2007
Per Share Data:
Basic net income (loss) per share(2)	$(1.09)	$(0.98)	$(1.14)	$(1.98)	$(0.37)	$(0.21)	$(0.12)	$(0.39)	$0.01

Diluted net income (loss) per share(3)	$(1.09)	$(0.98)	$(1.14)	$(1.98)	$(0.37)	$(0.21)	$(0.12)	$(0.39)	$0.01

Basic net income (loss) per (ADS)(4)	$(5.46)	$(4.90)	$(5.72)	$(9.90)	$(1.83)	$(1.05)	$(0.62)	$(1.96)	$0.04

Diluted net income (loss) per (ADS)(4)	$(5.46)	$(4.90)	$(5.72)	$(9.90)	$(1.83)	$(1.05)	$(0.62)	$(1.96)	$0.03

Shares used to compute net income (loss) per share
-Basic	10,666,667	8,883,500	9,981,389	11,589,000	13,051,542	12,932,792	13,193,125	13,024,459	13,749,925

-Diluted	10,666,667	8,883,500	9,981,389	11,589,000	13,051,542	12,932,792	13,193,125	13,024,459	22,762,012

Pro forma basic net income (loss) per share (unaudited) (5)
Income (loss) before cumulative effect of changes in accounting principles					$(0.05)				$0.02
Cumulative effect of changes in accounting principles					—				—

Net income (loss) attributable to ordinary shareholders					$(0.05)				$0.02

Shares used to compute pro forma basic net income (loss) per share (unaudited) (3)					76,126,831				76,896,325

Pro forma diluted net income (loss) per share (unaudited) (3)
Income (loss) before cumulative effect of changes in accounting principles					$(0.05)				$0.02
Cumulative effect of changes in accounting principles					—				—

Net income (loss) attributable to ordinary shareholders					$(0.05)				$0.02

Shares used to compute pro forma diluted net income (loss) per share (unaudited) (3)					76,126,831				85,908,412

	As of December 31					As of June 30	As of September 30
	2002	2003	2004	2005	2006	2007	2007
	($ in thousands)
Consolidated Balance Sheet Data:
Cash	$12,305	$1,522	$29,007	$19,825	$20,648	$22,622	$28,896
Total assets	33,085	40,495	95,496	79,500	82,718	88,023	95,252
Warrant liability	—	—	—	—	1,898	3,460	2,651
Other liabilities	1,695	2,783	2,832	329	4,458	4,537	4,583
Convertible redeemable preference shares	36,840	37,909	87,162	89,834	90,006	90,252	90,295
Total shareholders’ equity (capital deficiency)	12,945	(21,379)	(27,896)	(49,723)	(54,382)	(54,658)	(50,845)

(1)	Amounts include share-based compensation expense as follows:

	Years Ended December 31					Six Months Ended June 30		Nine Months Ended September 30
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	($ in thousands)
Cost of revenue	$2	$95	$404	$95	$62	$39	$60	$50	$88
General and administrative	1	44	2,359	376	506	259	392	330	709
Research and development	1	59	583	63	67	42	68	54	100
Selling and marketing	1	25	523	97	123	96	70	108	105

Total	$5	$223	$3,869	$631	$758	$436	$590	$542	$1,002

(2)	Basic net income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period.
(3)	Diluted net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period.
(4)	Each ADS represents five ordinary shares.
(5)	Pro forma unaudited basic and diluted net income (loss) per ordinary share is computed using diluted net income (loss) per weighted average ordinary share after giving effect to the conversion for all preference shares outstanding as of December 31, 2006 and September 30, 2007 into 63,075,289 and 63,235,289 ordinary shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of our operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading analog IDM based in Greater China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. We sell our products worldwide, with a substantial portion of our sales in the rapidly growing Asia market. We manage our business and measure our results of operations based on a single operating segment.

Our broad portfolio of power management ICs primarily targets rapidly growing, high-volume markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other consumer electronics products. While the substantial majority of our IC revenue continues to be derived from sales of our standard products, consisting primarily of our standard linear and linear regulator product types, sales of our differentiated products represent a slowly increasing percentage of our total revenue, growing from 6.5% in 2004 to 8.5% in 2005 to 11.6% in 2006 and then to 20.8% in the first nine months of 2007. Our IC sales consist of sales of differentiated products and sales of standard products. Our “standard” products include ICs such as linear regulators and operational amplifiers having industry standard or pin compatible designs. Our differentiated products include AC/DC converter products, DC/DC converter products, audio power amplifiers and Hall ICs. We maintain close, direct relationships with key market-leading end users of our products, including Changhong and Foxconn in China, ASUSTeK and Delta Electronics in Taiwan, Sony in Japan and LG and Samsung in South Korea. In addition, we employ strong distribution channels throughout Asia to extend our reach and facilitate customer fulfillment logistics. Major electronics manufacturers such as Sony, Samsung and Delta have qualified us as a product supplier, which includes an assessment of our product quality, among other matters. Most of our products are sold under our own brand names. We also offer, on a limited basis, wafer manufacturing, or wafer foundry services, to selected third party analog semiconductor vendors. In addition, we manufacture and sell discrete semiconductors, which represented approximately 7.8% of our revenue in 2006.

We were founded in September 2000 and we commenced commercial production of analog ICs at our fab in November 2002. We also began to offer wafer foundry services at that time. From 2003 to the third quarter of 2005, we pursued a traditional IDM business model. We integrated product design with process technology to optimize product performance and cost. We developed a broad portfolio of standard catalog products and sold them into the commodity semiconductor markets, primarily in China, mostly through local distribution channels. In the second quarter of 2003, we began to manufacture and sell discrete semiconductors. At this time we functioned largely as a second source supplier of analog semiconductor products. During this period, we experienced accelerating revenue growth as we recorded total revenue of $17.8 million and $40.8 million for the years 2003 and 2004, respectively. As we grew, we continued to broaden our product portfolio of standard linear and linear regulator products based on bipolar technologies. During this period, we also expanded and enhanced our fab, thereby significantly expanding our fab capacity, which led to increased depreciation expense that contributed to our losses in subsequent periods.

Beginning in the second half of 2004, we were significantly impacted by an unexpected abrupt downturn in the semiconductor markets, relative to the exceptional performance of the semiconductor markets in the first half of 2004. At the same time, China was our principal geographic market, and we faced significant competition from local competitors in the commodity semiconductor markets in China. Moreover, due to our dependence on small local distributors, we had limited information about the markets for our products and lacked close ties with our end-customers. In 2005 we recorded moderate revenue growth, a negative gross margin, and a loss from operations of $23.8 million. Our performance in 2005 resulted primarily from our reliance on sales of standard catalog products into local markets, heavy fab depreciation costs, low capacity utilization and the write down of obsolete inventories.

Starting in the fourth quarter of 2005, following a review of our strategy under the direction of new management, we began to adjust our business model from a traditional analog IDM focused on standard catalog products into a fab-lite analog IDM focused on differentiated products. As part of our shift in strategy, we undertook the following:

•	in the first quarter of 2006, we phased out process development in our four inch fab which had been used primarily for research and development purposes;

•

we decided to fully utilize the engineering talents and manufacturing capacities available to us in Greater China by collaborating with a third party foundry in Taiwan, and forming an R&D center in Taiwan;

•

we shifted our focus to select high-growth markets, concentrating on developing more sophisticated, differentiated analog semiconductor products that we anticipated would generally carry higher gross margins than our standard products;

•

we began to focus on market-leading end-customers with the intention of becoming a primary supplier to those customers, and we initiated direct customer dialogue with these market-leading end-customers through a focused sales effort, and in so doing began to broaden our customer base in Taiwan, South Korea, and Japan; and

•	we intensified efforts to develop and reposition the BCD brand.

In 2006, we achieved revenue of $69.7 million. 79.1% of our revenue resulted from sales of analog power management ICs, 12.5% resulted from sales of wafer foundry services and 7.8% resulted from sales of discrete semiconductors. In the year ended December 31, 2006, 62.6% of our revenue was generated from sales in China (of which 74.9% was from sales of ICs and 25.1% was from sales of discrete semiconductors and foundry services), 20.9% in Taiwan, and 16.5% in South Korea and other countries. Our revenue increased from $49.4 million to $69.3 million comparing the nine months ended September 30, 2006 and 2007, respectively, representing an increase of 40.3%. In the quarter ended September 30, 2007, we recorded the largest quarterly revenue and net income in our operating history. The table below describes revenue by geographic region for the fiscal years ended December 31, 2004, 2005 and 2006, and for the nine months ended September 30, 2006 and 2007. In general, the table reflects strong year over year revenue growth across many geographic regions, and especially in South Korea, where, in 2006, we recorded year over year revenue growth in excess of 425.4%.

	Years Ended December 31			Nine Months Ended September 30
GEOGRAPHIC REGION	2004	2005	2006	2006	2007
PRC and HK	$25,234,086	$30,556,238	$43,634,124	$30,861,722	$36,035,542
% of Total	61.8%	68.9%	62.6%	62.4%	52.0%
YoY Growth		21.1%	42.8%		16.8%

Taiwan	$11,448,899	$10,583,396	$14,546,518	$11,062,282	$15,666,852
% of Total	28.0%	23.8%	20.9%	22.3%	22.6%
YoY Growth		(7.6)%	37.4%		41.6%

South Korea	$2,431,069	$1,319,902	$6,934,297	$4,290,711	$14,688,711
% of Total	6.0%	3.0%	10.0%	8.7%	21.2%
YoY Growth		(45.7)%	425.4%		242.3%

U.S.	$1,183,931	$1,359,892	$3,562,619	$2,453,819	$1,821,436
% of Total	2.9%	3.0%	5.1%	5.0%	2.6%
YoY Growth		14.9%	162.0%		(25.8)%

Other Countries	$542,157	$559,601	$992,509	$782,420	$1,143,204
% of Total	1.3%	1.3%	1.4%	1.6%	1.6%
YoY Growth		3.2%	77.4%		46.1%

Total	$40,840,142	$44,379,029	$69,670,067	$49,450,954	$69,355,745
YoY Growth		8.7%	57.0%		40.3%

While we anticipate our future revenue will be increasingly driven by our differentiated products, such as AC/DC and DC/DC products, the substantial majority of our IC revenue continues to be derived from sales in the standard linear and linear regulator product categories. While the gross margins of these standard products are generally lower than those of our differentiated products, sales of the standard products, which are sold across a broad array of customers and applications, have accounted for a significant portion of our net revenue in historical periods, including approximately $21.5 million, $27.2 million and $47.0 million in 2004, 2005 and 2006, respectively. In 2006, we experienced higher gross margins due to increased capacity utilization of our fab, improved inventory control and higher average selling prices attributable to a change in our customer base and a more favorable product mix with increased sales of our differentiated products. We have experienced year over year improvement in our quarterly gross margins from the fourth quarter of 2005 through the second quarter of 2007. The demand in our production volume is such that, as at September 30, 2007, the original production capacity of our fab was almost fully utilized. We have begun work to increase the production capacity of our fab by approximately 20% to approximately 36,000 wafers per month, which we estimate will require an aggregate of approximately $1.5 million of capital expenditures.

We operate in the semiconductor industry, which is cyclical and has experienced significant fluctuations, and our revenue is affected by these broad industry trends. Our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our relationship with these customers. Conversely, our failure to forecast declining demand or shifts in product mix can result in excess or obsolete inventory, as we experienced in 2004 and 2005.

We believe that a substantial majority of our revenue will continue to come from end-customers located in Asia, where most of the electronic devices that incorporate our ICs are manufactured. As a result of this regional end-customer concentration, we have been and expect to continue to be particularly subject to economic and political events, health crises and other developments that impact our customers in Asia.

In general, the average selling price, or ASP, of any specific product for a specific application will decline over time. However, the effects of this ASP decline may be mitigated by new product releases, replacement with related products in the same product family or new applications utilizing essentially the same product. In addition, we expect that our revenue will normally be characterized by seasonally lower sequential sales during the first quarter of a calendar year, and potentially late in the fourth quarter, because of the peak consumer buying season during the second half of the year for the devices in which our products are used.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our business strategy is based on our assumptions about the future demand for our current analog products and the new products we are developing and on our ability to manufacture and sell these products profitably. Our business strategy includes utilizing our analog design expertise and our broad product portfolio to continue our migration to higher margin, differentiated products. If we are unable to implement our business strategy and achieve a product mix with more favorable gross margins, our business and operating results would be adversely affected.

Historically, we have manufactured discrete semiconductors to utilize unused fab capacity, which helps us to cover our fixed costs. Due to their low gross margins, we plan to phase out production of discrete bipolar transistors by the end of 2008. We expect this phase out to result in a charge to our results of operations of approximately $730,000 in 2007 related to inventory and accounts receivable.

Certain Factors Affecting Our Performance

There are a number of factors that affect our performance, which we use to help forecast growth, establish budgets, measure the effectiveness of selling and marketing efforts and assess operational effectiveness.

Sales Volume of Our Products.    A typical design win can generate a wide range of sales volumes for our differentiated and standard products, depending on end-market demand for the products of the companies that buy our products. This can depend on various factors, including the reputation, market penetration, size of the end market that the product addresses and marketing and sales effectiveness of the company that buys our products. Sales volume of our standard products purchased on a standalone basis from our catalog depends primarily on performance, reliability and cost as compared to products available from competitors.

Product Mix, Pricing and Margins.    In general, our more sophisticated, differentiated products tend to be priced higher and have higher gross margins, while our standard products have lower ASPs and lower gross margins. Accordingly, our gross margin is highly dependent on our product mix. We tend to experience declines in average selling prices over the lifecycle of all our products, primarily due to competitive pressures. We seek to offset the negative impact of such declines in ASPs on our gross margin by increased sales of new, differentiated products. Thus, we also closely monitor the number of new product introductions relative to the maturity of similar products that we offer.

Capacity Utilization.    Capacity utilization affects our gross margin because we have certain fixed costs, such as fab depreciation costs, that we incur regardless of the extent to which we utilize our fab. When our fab utilization is less than 100% of capacity, our gross margins are adversely affected.

Principal Statement of Operations Line Items

The following describes the principal line items set forth in our consolidated statement of operations:

Revenue.    We generate revenue primarily from the sale of analog power management ICs. We also derive a portion of our revenue from providing foundry services and the sale of discrete semiconductors. We sell our analog power management ICs primarily through a regional network of independent distributors with support from our internal selling and marketing forces. We provide our foundry services directly to selected end-customers through foundry service agreements. We sell our discrete semiconductors directly to end-customers.

In 2006, sales through our network of distributors accounted for 90.2% of our total IC revenue. We do not have long-term agreements with our distributors and they may terminate their relationships with us with advance notice of as little as 60 days. Distributors are generally free to offer competing products. In 2006, our 10 largest distributors accounted for approximately 66.6% of our IC sales. In 2006, no distributor or other customer accounted for more than 10% of our revenue. We recognize revenue upon shipment to our third party distributors under these distribution arrangements. Generally, we permit limited and conditional stock rotation rights that permit the return of a small percentage of the monetary value of products purchased in the previous quarter or six-month period on a calendar basis. For a limited number of distributors, sales returns could not be reliably estimated in 2003, 2004 and 2005 and therefore, revenue and related costs from these distributors were deferred subsequent to delivery and until the return period lapsed. Such deferrals on revenue recognition had effectively reduced what would have been our net revenue in 2003, 2004 and 2005 by $0.8 million, $1.8 million and $2.6 million, respectively. All $0.8 million of revenue deferred at December 31, 2003 was subsequently recognized in 2004. When combined with the revenue deferred in the year of shipment and subsequently recognized in the following year when the return right lapsed, the net impact on our revenue was a decrease of $0.8 million, $1.0 million and $0.8 million in 2003, 2004 and 2005, respectively, and an increase of $2.6 million in 2006. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below. In 2005, prior to the implementation of our current policies, we experienced relatively higher sales returns from our distributors, which adversely affected our revenue. In particular, in 2005, in addition to $0.8 million of product returns made in accordance with normal stock rotation rights, at the request of a limited number of our distributors who had failed to anticipate the abrupt downturn in the semiconductor markets that occurred in the second half of 2004, we accepted product returns totaling $3.0 million for semiconductors, which effectively reduced what would have been our net revenue in 2005 by $3.0 million. While we could have rejected the returns requested by our distributors under the provisions of our distributor agreements, some of our distributors were facing difficult financial circumstances resulting from the abrupt downturn in the semiconductor markets that occurred in the second half of 2004, and so we determined to accept a portion of the requested returns. Moreover, due to poor visibility in our sales channel at that time, we were unable to properly estimate returns for these distributors in 2004 and 2005, and so unable to recognize revenue from sales to such distributors until the return right lapses in 2004 and 2005. We now have in place measures intended to provide more effective monitoring of distributor inventory and DSOs; however, we cannot assure you that such events will not occur again.

Our distributors generally provide us with limited end-customer or geographic data. However, we typically maintain close direct contact with our largest end-customers in any given geographic region, and for the remaining end-customers we generally track such sales based on the geographic location of our distributors.

Cost of Revenue.    Our cost of revenue consists principally of:

•	direct materials, which principally consist of packaging and testing, raw wafer costs, chemicals and certain gases;

•	salaries and other compensation for employees directly involved in manufacturing activities, including share-based compensation expense;

•	depreciation and amortization; and

•	overhead, including electric power, maintenance of production equipment, indirect materials, production support, quality control, and facilities and building rent.

The majority of our production equipment was installed in 2004 and 2005 and, under a straight line depreciation policy, most of this equipment will be fully depreciated from the third and fourth quarters of 2007 onwards, while remaining in normal service. The total manufacturing depreciation charge, after integrating projected depreciation additions from new capital expenditures, is expected to decrease for the next several quarters.

In addition, our cost of revenue consists of impairment loss on inventories. We record adjustments to write down the cost of obsolete inventory to the estimated market value based on historical demand for our products. During 2004, 2005 and 2006, we incurred inventory write-downs of $3.3 million, $10.7 million and $2.0 million, respectively. In 2004, the inventory write-down of $3.3 million included $0.6 million inventory write-down due to depreciation in value of inventories based on an analysis of their aging and an impairment loss of $2.7 million for inventories shipped to the limited number of distributors whose return could not be reasonably and reliably estimated and which were eventually deemed impaired as well. The inventories shipped to these distributors had been impaired at the end of 2004 based on our lower of cost or market analysis. In 2005, our inventory write-down of $10.7 million mainly consisted of a write-off of $5.3 million for our IC inventory containing leaded elements, which were prohibited by regulation in the European Union, and a write-off of $4.2 million on inventory obsolescence as a result of our over-production of certain ICs in 2004. In 2006, the inventory write-down of $2.0 million was primarily the result of the estimated depreciation in the value of inventories identified in our lower of cost or market analysis.

Operating Expenses.    Our operating expenses consist of the following:

•

Research and development expenses.    Research and development expenses consist primarily of salaries and benefits for research and development personnel, materials costs, office rental, share-based compensation expenses depreciation and maintenance on the equipment used in our research and development efforts. Research and development expenses also include costs relating to pilot production activities prior to the commencement of commercial production. As we continue our strategy of creating more sophisticated differentiated products and solutions, we expect that our research and development expenses will increase, both in absolute dollar terms and as a percentage of revenue, in future periods.

•

Selling and marketing expenses.    Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in selling and marketing activities, commercial promotions and other publicity-generating events, share-based compensation expenses and costs of customer wafer samples. We expect our selling and marketing expenses to increase in absolute dollars in future periods as we undertake additional direct selling and marketing efforts to increase direct contacts with our industry-leading customers. We also plan additional expenditures in connection with the expansion of our operations and the establishment of BCD as a global brand.

•

General and administrative expenses.    General and administrative expenses consist primarily of salaries and benefits for our administrative, finance, human resource and information technology personnel, commercial insurance, fees for professional services, share-based compensation expenses and provision for doubtful accounts receivable. We expect our general and administrative expenses to increase in absolute dollar terms in future periods as we support our expanding operations, and as a result of expenses associated with becoming a public company.

In 2006, as required by SFAS 123(R), we began to account for share-based compensation expense for employee options by recording a charge based on the estimated fair value of the options on the date of grant using the Black-Scholes option pricing model. Prior to 2006, share-based compensation expense was measured based on the difference, if any, on the date of grant between the fair value of common shares and the exercise price of the option, in accordance with APB 25. Share-based compensation expense included under operating expenses relates to stock compensation for those employees who are not directly involved in manufacturing activities and who receive incentives in the form of options on the shares of our company.

Other Income (Expenses).    Our other income (expenses) consists of:

•	Interest income. Interest income has been primarily derived from time deposits.

•	Interest expense. Interest expense has been primarily attributable to our bank loans.

•

Foreign exchange gain (loss).    Foreign exchange gain or loss is the financial impact of fluctuations of foreign exchange rates over transactions or monetary assets and liabilities that are denominated in a currency other than the accounting functional currency.

•	Other income. Other income principally consists of governmental subsidy and various miscellaneous income.

In 2006, as a consequence of the adoption of FSP 150-05, we revalued our outstanding warrants to purchase 400,000 Series B and 1,600,000 Series C preference shares using the Black-Scholes option pricing model. The change in fair value of these warrants resulted in a charge to the income statement in 2006 of approximately $1.3 million.

In 2002, we granted a written option to SIMIC to purchase 2.5 million Series A preference shares. We recorded a change of fair value on the option as a charge to income of $0.4 million in 2004.

Taxation

We are a Cayman Islands company and we currently conduct our operations through subsidiaries located in the PRC, Hong Kong, Taiwan and the United States. As a consequence, we may be subject to taxation in each of these jurisdictions. Following is an overview of applicable taxation laws and policies. The following discussion does not consider any investor’s particular circumstances.

Cayman Islands Tax

Under the current laws of the Cayman Islands, we are not subject to tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong Tax

Our Hong Kong subsidiaries are subject to a profit tax at the rate of 17.5% on any assessable profit determined under relevant Hong Kong tax regulations.

PRC Tax

We are subject to taxation in China by virtue of the business our PRC subsidiaries conduct there. The chart below sets forth a brief summary of certain material tax benefits for which our PRC subsidiaries are eligible. Following the table is a detailed discussion of applicable PRC tax laws and policies. For additional discussion of these tax incentives, see “Regulation.” AAC and MEMS are in the process of being merged into SIM-BCD, pending completion of certain administrative procedures.

	AAC	MEMS	SIM-BCD	BCD Shanghai
Enterprise Income Tax	Two-year full exemption from 2008 followed by three-year 50% reduction(1)	Two-year full exemption from 2008 followed by three-year 50% reduction(1)	Two-year full exemption from 2008 followed by three-year 50% reduction(1)	Five-year full exemption from 2008 followed by five-year 50% reduction(2)

Value-Added Tax	Normal 17% VAT rate	Normal 17% VAT rate	Normal 17% VAT rate	Normal 17% VAT rate

Business Tax	AAC has provided services to the parent company and SIM-BCD, and such services are subject to the business tax	Minimal because entity receives almost no service revenue	Minimal because entity receives almost no service revenue	Minimal because entity receives almost no service revenue

Land Use Tax	Not applicable; entity does not own land	Not applicable; entity does not own land	Not applicable; entity does not own land	Applicable

Customs Duties and Import-related Value Added Tax	Exemption from customs duties and import-related Value Added Tax with respect to imported equipment, spare parts and raw materials	Exemption from customs duties and import-related Value Added Tax with respect to imported equipment, spare parts and raw materials	Exemption from customs duties and import-related Value Added Tax with respect to imported equipment, spare parts and raw materials	Exemption from customs duties and import-related Value Added Tax with respect to imported equipment, spare parts and raw materials

(1)	Subject to application for implementation of actual tax benefits.
(2)	Assumes the entity is manufacturing ICs with feature sizes of 0.25 micron or less and subject to application for implementation of actual tax benefits.

Taxable Presence Exposure in the PRC.    Due to the fact that sales, general and administrative activities related to income recorded by our Cayman Islands company are conducted in the PRC, our Cayman Islands company may be deemed as a resident enterprise in the PRC. As a result, income recorded by our Cayman Islands company subject to an enterprise income tax rate of 25%, as discussed below. As a practical matter, income tax will be levied based on a deemed profit rate of 10%-40% on gross receipts of the Cayman Islands company.

Enterprise Income Tax.    The PRC enterprise income tax is calculated based on taxable income derived from “production, business operation and other sources”. In accordance with the “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules, prior to January 1, 2008, FIEs incorporated in the PRC were generally subject to an enterprise income tax rate of

33%. PRC domestically owned companies were governed by the Provisional Rules on Enterprise Income Tax and were also generally subject to an enterprise income tax rate of 33%. The Foreign Enterprise Income Tax Law, the related implementing rules and other PRC tax regulations provided certain favorable tax treatments to FIEs which qualified as “new and high technology enterprises” and which were registered and operated in specified high technology zones in the PRC. Additionally, on June 24, 2000, the General Office of the State Council of the PRC promulgated the Several Policies to Encourage the Development of Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth, among other things, certain preferential tax treatments for ICPEs, as well as integrated circuit design enterprises, or ICDEs.

Two of our PRC subsidiaries, Advanced Analog Circuits (Shanghai) Corporation, or AAC, and MEMS Manufacturing (Shanghai) Co., Ltd., or MEMS, are in the process of being merged into a third PRC subsidiary, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd, or SIM-BCD, pending completion of certain administrative procedures. SIM-BCD is a foreign-invested enterprise, or FIE, registered and operating in a high technology zone of Shanghai Caohejing Development Zone, and has been qualified as a high technology company and accredited as an ICPE. As a result, it is entitled to a preferential enterprise income tax rate of 15% subject to approval by the tax authority. In addition, SIM-BCD is entitled to a five-year tax holiday, pursuant to which it is exempt from income tax for the first two years from 2008, or its first profit-making year after utilizing all the prior year tax losses, whichever is earlier, and a 50% tax rate reduction for the succeeding three years.

Another of our PRC subsidiaries, BCD (Shanghai) Semiconductor Manufacturing Limited, or BCD Shanghai, is an FIE registered and operating in Shanghai Zizhu Science-based Industrial Park. BCD Shanghai was recognized by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation, and the General Administration of Customs as an entity meeting the criteria prescribed in the IC Policies, and thus entitled to certain preferential treatments. These preferential treatments include preferential tax treatments applicable to FIEs investing in the energy and transportation industries. BCD Shanghai enjoys a ten-year tax holiday, subject to application for implementation of actual tax benefits, in the form of a five-year exemption followed by a five-year 50% reduction in income tax rate, starting from 2008. However, if the registered capital of BCD Shanghai is reduced below $334 million as a result of our negotiations with various government entities to scale back our project commitments in the Shanghai Zizhu Science- based Industrial Park, BCD Shanghai may not be able to retain all aspects of its favorable tax treatment. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we are unable to successfully negotiate a reduction in existing commitments to build two eight-inch fabs, we may lose certain assets and suffer penalties and other adverse consequences, which would harm our consolidated business, results of operations and financial condition.” However, it is our understanding, based on advice from Commerce & Finance Law Offices, our PRC counsel, that as long as BCD Shanghai is manufacturing ICs with feature sizes of 0.25 micron or less as required by the IC Policies, and 0.18 micron or less as required by the Guideline Catalogue of Foreign Investment Industries, BCD Shanghai will likely not lose such favorable tax treatment. While we currently expect that BCD Shanghai will manufacture such ICs in the future, we cannot assure you that it will do so. If BCD Shanghai were to lose its five year full reduction from the Enterprise Income Tax and the additional five year 50% reduction, its tax rate would become 15% if it qualified as a high technology enterprise “specially supported” by the PRC government under the new “Enterprise Income Tax Law,” which as discussed below took effect beginning January 1, 2008, or 25% if it did not.

To qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the technology researched and developed by the company falling into the high technology category promulgated by PRC government;

•	a minimum level of revenue generated from high technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

To qualify as an ICPE for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the business of integrated circuit production as the main business;

•	possessing the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	complying with basic guidelines for IC product production, and possessing the capacity to maintain product manufacturing quality; and

•	a minimum level of revenue generated from integrated circuit production as a percentage of total revenue.

To qualify as an ICDE for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the business of integrated circuit design as the main business;

•	possessing necessary operation sites, facilities and personnel for integrated circuit design business;

•	possessing the capacity to maintain product quality; and

•	a minimum level of revenue generated from integrated circuit design as a percentage of total revenue.

If any of the PRC subsidiaries ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.

Value Added Tax.    A 17% value added tax is charged by the PRC government based on the selling prices of our products to customers in China.

Business Tax.    Revenue generated from services provided by our PRC subsidiaries, including from technical, consulting and other services and royalties, are subject to a 5% PRC business tax. This tax can be refunded if the revenue is from qualified technical services and royalties, subject to government approval. We have almost no service revenue other than the R&D services provided by AAC to SIM-BCD.

Land Use Tax.    Under the newly revised Provisional Rules on PRC Land Use Tax, beginning January 1, 2007, BCD Shanghai is subject to a land use tax, levied on a yearly basis. This law authorizes provincial governments to enact local implementing rules.

Individual Income Tax.    It is our responsibility to withhold and pay, on behalf of our employees, their individual income tax to the local tax authority. We account for the individual income tax as part of employee compensation with the corresponding liability properly recorded in our books. As of December 31, 2006, we had recorded an accrued liability of $2.3 million for such individual income tax.

Taiwan Tax

We are subject to taxation in Taiwan for the income generated by our Taiwan subsidiary at the statutory tax rate of 25%. Another 10% tax is imposed on any unappropriated earnings in Taiwan. The Taiwan government enacted the Alternative Minimum Tax Act, or AMT Act, which became effective on January 1, 2006. The AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the Taiwan Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the alternative minimum tax includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The alternative minimum tax rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions granted prior to its enactment. We expect the alternative minimum tax to have a minimal effect on the income tax expenses of our Taiwan subsidiary in 2007.

U.S. Tax

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes. Under the asset and liability method, deferred income taxes are recognized for temporary differences, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We review our estimates on an on-going basis, including those related to allowance for doubtful accounts and sales returns, valuation of inventories, useful lives and commencement of productive use of property, plant and equipment, accruals for product warranty costs, valuation of warrant liability and stock compensation expense. We base our estimates on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates, and we may experience material unanticipated effects on our operating results and financial position. We believe the following critical accounting policies involve our more significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of products is recognized upon shipment, net of accruals for estimated sales returns and other allowances. We recognize revenue from the analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of our sales are made through distribution arrangements with third parties. We recognize revenue upon shipment to the majority of those third party distributors under these distribution arrangements. For a limited number of distributors, sales returns could not be reliably estimated in 2003, 2004 and 2005; therefore, revenue and related costs from these distributors were deferred subsequent to delivery and until the return period lapsed. The sales returns were not estimable during this period because of excess inventory levels held by such distributors and lack of visibility in the sales channels used by these distributors. In 2006, material monitoring controls were changed for these distributors such that returns could be reliably estimated.

The company’s arrangements with its distributors include limited stock rotation rights that permit the return of a small percent of the monetary value of the previous three or six months’ purchases. In 2004 and 2005, the stock rotation right was limited to 5% of the monetary value of the previous six months’ purchases, provided that distributors place a restocking order of equal or greater value. During this period, our method of estimating sales returns was based on the historical sales return rates experienced by the distributor. The key assumption applied in this method of estimating returns was that historical experience is a good indicator of future returns. Starting from 2006, we limited the stock rotation rights of distributors such that only those distributors meeting certain purchases targets are granted a right of return limited to 1% to 4%, depending on territorial region, of purchases for each quarter or six-month period on a calendar basis. We require a stock rotation application be provided to us by the distributors within one month after each quarter or six-month period on a calendar basis. From 2006, our method of estimating sales returns was enhanced to monitor sales data, orders placed and stock levels in the distribution channel. This information was collected by our sales force and aggregated by different geographic areas. We then based our sales returns estimates on (i) the likelihood of the distributor meeting their purchases targets and (ii) historical experience with the distributors. Therefore, using this method, the provisions are made at the time related revenue is recognized.

In addition, our normal payment terms with our distributors are generally 30 to 60 days from invoice date, and our arrangements with our distributors do not include price protection provisions. We review the sales prices for products periodically and adjust prices on competitive products. The new price will only apply for (i) orders placed on or after the effective date of such new prices and (ii) orders received and acknowledged by us before the effective date of price adjustments for shipments more than 30 days after the announcement date of new prices. The majority of our distribution agreements include non-exclusive rights to sell and a commitment to use best efforts to promote and develop a market for our products in certain regions of the world as well as the ability to terminate the agreement by either party with up to three months notice.

Sales discounts and rebates are employed to provide distributors and end customers more incentive to purchase from us. A provision for sales discounts and rebates is recorded in the period the related revenue is recognized based on historical experience, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the provision.

We provide a warranty period of two years for manufacturing defects of our products in 2005 and 2006, while a one-year warranty period was provided in 2004. Warranty returns have been infrequent and relate to defective or off-specification parts. To date, we have not experienced significant costs associated with warranty returns.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and our judgment as to the customer’s current creditworthiness, as determined by our review of their current credit information. We monitor collections from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. Our total allowance for doubtful accounts, sales returns, discounts and rebates was $1.4 million and $1.0 million as of December 31, 2005 and 2006, respectively. While our credit losses have historically been within our expectations and the allowances established, we may not continue to experience the same credit loss rates as we have in the past. In 2006, our accounts receivable were dispersed across a large number of independent distributors with no one distributor accounting for more than 10% of our revenue. However, a significant change in the liquidity or financial position of a material number of distributors could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts, which could have a material adverse impact on our consolidated financial position, operating results and cash flows.

Inventories

We initiate production of our analog power management ICs and discrete semiconductors based on forecasted demands. We initiate production of our foundry products once we have received an order from a customer. However, we purchase and maintain raw materials at sufficient levels to meet lead times based on our estimates of customer demand. We maintain the following inventory accounts: raw materials, work in process and finished goods.

We value our inventories at the lower of cost or market. Cost comprises direct materials and, where applicable, direct labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis.

We record adjustments to write down the cost of obsolete inventory to the estimated market value based on historical demand for our products. The determination of obsolete inventory requires us to estimate the future demand for our analog semiconductors and foundry products within specific time horizons. Once we establish a reserve, we maintain it until the analog semiconductors or foundry products to which it relates are sold or are otherwise disposed. If actual future demand for our analog semiconductors and foundry products is less than currently forecasted, additional inventory adjustments may be required, which could have a negative impact on our gross margin.

Long-lived Assets

We operate in a relatively capital-intensive business. A significant portion of our total assets consists of long-lived assets and are primarily property, plant and equipment. The net book value of our equipment and leasehold improvements at December 31, 2006 was $9.6 million. Depreciation of our manufacturing equipment is computed on a straight-line basis over the estimated useful life of three to five years, commencing from the date that the manufacturing equipment is placed into productive use. The estimated useful life and dates that the manufacturing equipment is placed into productive use reflect our estimate of the periods that we intend to derive future economic benefits from the use of the manufacturing equipment, including any anticipated technological evolution or environmental changes. Most of the manufacturing equipment we have purchased to date is previously-owned equipment and the useful life is estimated based on the average useful life of new equipment less the average age of the equipment purchased. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in a future period. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. Depreciation of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful life, which is five years, and commences from the date the leasehold improvements are operational.

We review the carrying amount of our long-lived assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When those events occur, we determine impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Warrant Liability Valuation

In 2006, we adopted FASB Staff Position FAS 150-05, “Issuer’s Accounting under FASB Statement No. 150 for Free standing Warrants and Other Similar Instruments on Shares That Are Redeemable,” and all outstanding warrants that were issued to purchase Series B and Series C preference shares except those issued to employee as stock compensation were reclassified a liability and remeasured at fair value. The change in fair value of warrant liability will then be charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying ordinary shares. These assumptions are inherently uncertain and highly subjective.

The various assumptions we used in the Black-Scholes option pricing model upon the adoption of FSP 150-5 and for each reporting period thereafter are further discussed below:

(1) Estimated fair value of the underlying preference shares - we calculated the fair value of our consolidated enterprise value as of January 1, 2006 (i.e December 31, 2005), October 15, 2006, June 30, 2007 and September 30, 2007 by using the market approach, and then allocated the fair value to the preference shares on a pro rata basis according to their respective liquidation preference amounts. We believe that fair value as of October 15, 2006 approximates to that as of December 31, 2006, because the length of time between these dates was less than two months and no significant events which would have had a significant impact on our operations or fair value of our equity instruments occurred during the period from October 15 to December 31, 2006. Although we achieved higher quarterly net revenue in the quarter ended December 31, 2006, the significant growth in net revenue was most observable in the preceding quarter ended September 30, 2006. The revenue in the third quarter increased by $4.2 million, or 28.1%, from the previous quarter, but the growth moderated in the fourth quarter, increasing by $1.2 million, or 5.7% from previous quarter. Therefore, although the net revenue peaked in the fourth quarter, we believe this should not constitute an event with significant impact on the valuation of preference shares as of December 31, 2006 which we believe approximates the valuation as of October 15, 2006. Further, notwithstanding the slight increase of twelve months revenue preceding December 31, 2006 as compared to twelve months revenue preceding October 15, 2006, the capitalization of guideline companies as of December 31, 2006 expressed in multiples of the last twelve months sales was 2.50 which was slightly lower than 2.55 as of October 15, 2006. We concluded that the enterprise value determined by sales multiples under a market approach would not significantly change from October 15, 2006 to December 31, 2006. As we focused on the market approach and sales multiples to determine enterprise value, the impact of achieving profitability in the quarter ended December 31, 2006 was not a significant factor. We followed the same methodology in determining the consolidated enterprise value and allocating enterprise value to ordinary and preference shares as of December 31, 2005, October 15, 2006, June 30, 2007 and September 30, 2007, respectively. The same underlying assumptions were utilized in these valuations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Instruments - Accounting for Share-based Compensation.”

(2) Expected life of warrants - we expected the warrants to be exercised upon the completion of IPO, and derived the expected life of warrants to be from the valuation dates as of January 1, 2006, December 31, 2006, June 30, 2007 and September 30, 2007 to the expected IPO date in December 2007.

(3) Expected volatility - we used the average volatility of eight comparable publicly traded semiconductor companies over the most recent period that is generally commensurate with the expected life of the warrants.

(4) Risk free interest rate - we used the market yield of the China government bond with a remaining term equal to the warrant’s expected life as of January 1, 2006, December 31, 2006, June 30, 2007 and September 30, 2007.

(5) Expected dividend yield - we used an expected dividend yield of zero as we have never declared dividends on any preference shares due to the fact that we historically have not generated positive income.

During 2006, the six month period ended June 30, 2007 and the nine month period ended September 30, 2007, the value of the warrant liability increased by $1.3 million, $1.6 million and $0.8 million, respectively, due to the increasing value of the underlying preference shares which was partially offset by a decrease in the expected life of the warrant as a result of the planned IPO in 2007.

Income Taxes

The company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. After considering all positive and negative evidence, we concluded that it is more likely than not that our PRC subsidiaries can generate sufficient income to fully utilize the deferred tax assets. We reached this conclusion as a result of the following factors: (1) Our strategy is to shift our products portfolio to higher margin products; (2) we have lower production cost due to (a) an expected full utilization of production capacity as a result of growth in revenue and (b) a lower depreciation expense recognized in 2007 and 2008 because the majority of our fixed assets will have been fully depreciated by the end of 2007; and (3) anticipated revenue growth in 2007 due to the increasing demand forecast for our integrated circuit products.

We adopted the provisions of FIN 48 effective January 1, 2007, and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on tax authority involved and technical merits established. As a result of the assessment, we believed there is no material impact on the adoption of FIN 48.

Accounting for Share-based Compensation

In 2006 we adopted SFAS 123(R) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation expense is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required us to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.

Periods prior to the adoption of SFAS 123(R).    Prior to the adoption of SFAS 123(R), we provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosures” (“SFAS 148”).

The following table illustrates the effect on net loss and loss per share as if we had applied the fair value recognition provisions of SFAS No. 123 to share-based employee compensation for the years ended December 31, 2004 and 2005. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option pricing model and amortized on a graded schedule over the respective vesting periods of the awards.

	Years Ended December 31
	2004	2005
Net loss	$(11,301,269)	$(22,773,011)
Add share-based compensation expense as reported	3,314,011	625,236
Less share-based employee compensation expense determined under the fair value method for all awards	(3,142,521)	(810,155)

Pro forma net loss	$(11,129,779)	$(22,957,930)

Loss per share—basic and diluted, as reported	$(1.14)	$(1.98)

Loss per share—basic and diluted, pro-forma	$(1.13)	$(2.00)

Adoption of SFAS 123(R).    In 2006 we recorded share-based compensation expense in accordance with SFAS 123(R). Results for prior periods have not been restated. The cumulative effect of the initial adoption of SFAS 123(R) was $253,924.

The determination of our share-based compensation expense under SFAS 123(R) for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options, (ii) the estimated fair value of the underlying ordinary shares, (iii) the expected life of the options, (iv) the expected volatility of the underlying ordinary shares, (v) the risk-free interest rate during the expected life of the options and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

The exercise price of the options is stated in the option agreements. Generally, the estimated fair value of our underlying ordinary shares is based on our equity value as estimated by a valuation model comprised of different valuation approaches described in greater detail below. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the market yield of a PRC government bond with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a zero dividend yield.

The board of directors determined the exercise price of options granted, and believed the exercise price to be an approximation of fair value of ordinary shares at the time the board of directors granted such options. We then engaged a third party valuation specialist, American Appraisal, to determine the fair value of the ordinary shares and validate that such fair value approximated the exercise price of the options. The valuation as of July 23 and October 15, 2006 was conducted retrospectively in conjunction of the preparation of our audited financial statements for the year ended December 31, 2006.

The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for our options granted in 2004, 2005, 2006, six month period ending June 30, 2007 and nine month period ended September 30, 2007.

	Years Ended December 31			June 30	September 30
	2004	2005	2006	2007	2007
Risk-free interest rate of return	3.00%-5.21%	4.59%-5.09%	4.95%-5.57%	4.91%-5.25%	4.91%-5.25%
Expected term	5-6	6	6	6	6
Expected volatility	68.6%-72.0%	67.0%-69.0%	76.0%-85.0%	72.0%-80.0%	67.0%-80.0%
Expected dividend yield	—	—	—	—	—

Our underwriters have conducted a preliminary valuation of the company’s ordinary shares and determined that the fair market value of such shares ranges from $1.80 per share to $2.20 per share, resulting in a midpoint of $2.00 per share. The following table summarizes information regarding stock options granted since July 1, 2006:

Grant Date	Number of options granted	Fair value of ordinary share	Exercise Price
August 17, 2007	1,811,000	$2.68	$2.68
August 2, 2007	485,700	2.68	2.68
May 4, 2007	200,000	1.56	1.56
April 22, 2007	579,800	1.56	1.56
February 13, 2007	658,700	1.42	1.42
October 15, 2006	318,400	1.42	1.00
July 23, 2006	93,400	0.69	1.00

A valuation of our ordinary shares conducted on July 23, 2006 resulted in a determination that the deemed fair market value of such shares was $0.69 per share. The primary variables in determining that value were (i) the enterprise value to sales multiple of 1.86x, which was derived from then current data for certain comparable semiconductor companies, which we refer to collectively as the Guideline Companies, (ii) our actual sales for the twelve month period ended July 23, 2006, which were approximately $54 million, and (iii) our lack of marketability discount of 23%.

A valuation of our ordinary shares conducted October 15, 2006 resulted in a determination that the deemed fair market value of such shares was $1.42 per share. The primary variables in determining that value were (i) the enterprise value to sales multiple of 2.55x, which was derived from then current data for the Guideline Companies, (ii) our actual sales for the twelve month period ended October 15, 2006, which were approximately $62 million, and (iii) our lack of marketability discount of 23%. Significant factors contributing to the increase in our sales for the more recent period as compared to those used in the valuation for July 23, 2006 included substantial growth in unit sales of all categories of IC products, as well as generally higher average selling prices for such products. Other factors contributing to our improved performance and a higher fair market value as compared to July 23, 2006 included the following:

•	We hired our Chief Financial Officer and our Vice President of Marketing and Business Development during the quarter ended September 30, 2006

•	We initiated a relationship with a third party CMOS foundry in Taiwan

A valuation of our ordinary shares conducted March 31, 2007 resulted in a determination that the deemed fair market value of such shares was $1.56 per share. We believe the fair value as of March 31, 2007 approximates that as of April 22, 2007 and May 4, 2007, since the length of time separating these dates was less than 45 days and no significant event occurred which would have had a significant impact on the fair value of our ordinary shares. The primary variables in determining that value were (i) the enterprise value to sales multiple of 2.30x, which was derived from then current data for the Guideline Companies, (ii) our actual sales for the twelve month period ended March 31, 2007, which were approximately $69 million, and (iii) our lack of marketability discount of 19%. Significant factors contributing to the increase in our sales for the more recent period as compared to those used in the valuation for October 15, 2006 included continued growth in unit sales of all categories of IC products, particularly our linear regulator and standard linear products. Significant factors leading to a reduced lack of marketability discount included our management’s belief that we had increased prospects for a public offering in 2007. Other factors contributing to our improved performance and a higher fair market value included the following:

•

In the quarter ended December 31, 2006, we achieved profitability for the first time in our operating history due primarily to recording $20.3 million of net revenue, our highest quarterly net revenue figure up to that time

•

One of our founders, Joseph Liu, rejoined our board of directors. Mr. Liu is the President and Chief Executive Officer of Oplink Communications, Inc., a semiconductor company traded publicly on the Nasdaq Global Market, and brings with him substantial operating experience in the semiconductor industry

•	We opened new research centers in Shenzhen and Taiwan

A valuation of our ordinary shares conducted June 30, 2007 resulted in a determination that the deemed fair market value of such shares was $2.68 per share. We believe the fair value as of June 30, 2007 approximates that as of August 2, 2007 and August 17, 2007, since the length of time separating these dates was less than 60 days and no significant event occurred which would have had a significant impact on the fair value of ordinary shares. The primary variables in determining that value were (i) the enterprise value to sales, enterprise value to EBITDA and enterprise value to EBIT multiples of 2.50x, 13.50x and 21.50x, respectively, which were derived from then current data for the Guideline Companies, (ii) our then most recent projected sales, EBITDA and EBIT data for the twelve month period ending December 31, 2007, (iii) a discounted cash flow analysis based on the latest projections of cash flow for the years 2007 to 2012, provided by our management and (iv) our lack of marketability discount of 5%. Major assumptions used in the discounted cash flow analysis included the following:

•	Revenue was estimated according to a projected compound annual growth rate

•	The Gordon growth model was adopted for terminal value computation, and the terminal growth rate was assumed at 3%

•	the discount rate was equal to the weighted average cost of capital, which was assumed at 20.50%, based on the weighted average cost of capital for the Guideline Companies

Significant factors contributing to the projected increase in our sales for the period ending December 31, 2007 as compared to sales for the period used in the valuation for March 31, 2007 included continued strong growth in unit sales and our management’s assessment of our prospects for significant revenue growth in fiscal 2007 driven by high unit sales and higher average selling prices. Significant factors leading to a reduced lack of marketability discount included the fact that we convened an organizational meeting with our underwriters and several drafting sessions in furtherance of the initial public offering process. Other factors leading to our improved performance and a higher fair market value were the following:

•

We continued to experience significant growth in many of our major geographic sales regions, and particularly in South Korea where we achieved a design win with Samsung for sales of our differentiated products

•

In the quarter ended June 30, 2007, we recorded the highest quarterly revenue figure in our history to that time due to continued significant growth in unit sales of all categories of IC products, as well as generally higher average selling prices, particularly for our differentiated products

We did not use cash flow projections for valuation dates prior to June 30, 2007 primarily because we were generating net losses throughout previous valuation periods. Therefore our management believed that cash flow projections could not provide a reliable measurement of our fair value prior to June 30, 2007. In the second quarter of 2007 our operations improved, as we experienced an operating profit. Also in the second quarter of 2007, we began our initial public offering process, and our management prepared more comprehensive financial projections in connection with the offering process. As a result, with income data and market data available to us as of June 30, 2007, both the income approach and the market approach were utilized in valuing our ordinary shares as of June 30, 2007.

As of and prior to March 31, 2007, we were still incurring operating losses and management had not developed meaningful financial projections at that time. Because of the low visibility regarding potential future profitability, the multiples for enterprise value to 2007 EBIT and enterprise value to 2007 EBITDA were considered inappropriate and inapplicable for valuing the ordinary shares as of and prior to March 31, 2007.

In the second quarter of 2007 our operations improved, as we experienced an operating profit. Also in the second quarter of 2007, we began our initial public offering process, and our management prepared more comprehensive financial projections in connection with the offering process. As a result of an increase in visibility relating to potential future earnings, our management felt that the enterprise value to EBIT and enterprise value to EBITDA multiples were appropriate and applicable in valuing ordinary shares as at June 30, 2007. After the second quarter of 2007, our management came to believe that using the enterprise value to 2007 EBIT and enterprise value to 2007 EBITDA multiples, in addition to the enterprise value to 2007 revenue multiple, would provide a more accurate and representative value as at June 30, 2007, as compared to our previous valuation method.

In the quarter ended September 30, 2007, we again recorded the highest quarterly revenue figure in our history to date, and recognized our first revenue from a Samsung design win for sales of our differentiated products. We continue to experience expansion of gross margins and operating margins due to an improving product mix, decreasing expenses, and ongoing geographic sales expansion.

In determining the fair value of the underlying ordinary shares at the date of grant, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”. Our capital structure is comprised of preferred shares and ordinary shares. According to our model derived with American Appraisal, enterprise value was allocated among preference shares and ordinary shares using an option pricing method which treats preference shares and ordinary shares as call options, with exercise prices based on the liquidation preference of the preference shares and anticipated exercise timing of a potential liquidation event such as an initial public offering of our securities. The higher the fair value of the preference shares, the lower the fair value of ordinary shares. The ordinary shares have value only if the funds available for distribution to shareholders exceed the value of liquidation preference at the time of a liquidity event.

Internal Control Over Financial Reporting

Prior to this offering, we were a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In conjunction with our independent registered public accounting firm’s audit of our consolidated financial statements as of and for the six months ended June 30, 2007, our independent registered public accounting firm identified, significant deficiencies and other deficiencies involving our internal control over financial reporting. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The identified significant deficiencies related to the financial closing and reporting process, including insufficient review mechanisms and monitoring of non- routine transactions; incomplete elimination of intercompany accounts; recording sales returns in inappropriate accounts; and improper classification of certain income statement and balance sheet items. The identified other deficiencies related to incomplete monthly inventory reports monitoring inventory levels of some distributors; insufficient safeguards for monitoring information security; and insufficient documentation of accounting policies and procedures.

We have taken measures to address these significant deficiencies and other deficiencies, including implementation of enhanced review procedures; improved processes for elimination of all intercompany accounts; improved instruction of accounting staff on proper classification and non-routine transaction reporting; hiring of additional resources; enhanced procedures relating to completion of monthly reports monitoring distributors’ inventory levels; stronger safeguards for monitoring information security; and improved documentation of accounting policies and procedures.

Under the supervision and with the participation of our senior management, including our chief executive officer and chief financial officer, we commenced the Sarbanes-Oxley Act Section 404 compliance readiness project in March 2007 and, working with a professional consulting firm, are in the process of conducting the evaluation, design, documentation, implementation and testing of our internal control over financial reporting in anticipation of the requirement to comply with Section 404 under the Sarbanes-Oxley Act. As we are still in the evaluation process, we may in the future identify additional material weaknesses, significant deficiencies or control deficiencies. Should we discover such conditions, we are committed to taking appropriate steps for remediation, as needed.

Our management believes that the actions we have taken to date have enhanced the reliability and effectiveness of our internal control over financial reporting as of the date of this prospectus. However, our independent registered public accounting firm has not evaluated the effectiveness of the measures we have taken to improve our internal control over financial reporting since the significant deficiencies and other deficiencies were noted in connection with the recently completed audit of the first six months of 2007. We cannot assure you that the measures we have taken to date or any measures we take in the future will be sufficient to remediate the deficiencies reported by our independent registered public accounting firm and to avoid potential future deficiencies. See “Risk Factors—Risks Related to Ownership of Our ADSs, Our Trading Market and this Offering—We have had significant deficiencies and other deficiencies in our internal controls over financial reporting in the past and cannot assure you that additional deficiencies will not be identified in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud”.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. We believe that period-to period comparisons of operating results should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

($ in millions)

	Years Ended December 31						Nine Months Ended September 30
	2004	% of Net Revenue	2005	% of Net Revenue	2006	% of Net Revenue	2006	% of Net Revenue	2007	% of Net Revenue
Net revenue	$40.8	100.0%	$44.4	100.0%	$69.7	100.0%	$49.4	100.0%	$69.3	100.0%
Cost of revenue(1)	35.3	86.4%	55.4	124.8%	60.7	87.1%	44.4	89.8%	54.9	79.2%
Gross profit (loss)	5.5	13.6%	(11.0)	(24.8)%	9.0	12.9%	5.0	10.2%	14.4	20.8%
Operating expenses	17.1	42.0%	12.8	28.8%	12.8	18.4%	9.2	18.6%	12.4	17.9%
General and administrative (1)	9.5		5.8		6.0		4.3	8.7%	5.3	7.6%
Research and development (1)	5.7		4.0		4.1		2.9	5.8%	4.4	6.4%
Selling and marketing (1)	1.9		2.5		2.7		2.0	4.1%	2.7	3.9%
Impairment loss on property, plant and equipment	—		0.5		—		—		—
Income (loss) from operations	(11.6)	(28.4)%	(23.8)	(53.6)%	(3.8)	(5.5)%	(4.2)	(8.4)%	2.0	2.9%
Other income (expense)	0.3	0.7%	0.5	1.0%	(1.5)	(2.1)%	(1.5)	(3.1)%	(1.0)	(1.5)%
Interest income	0.3		0.4		0.6		0.4		0.4
Interest expense	(0.4)		(0.5)		(1.2)		(0.9)		(0.8)
Foreign exchange gain (loss)	(0.1)		0.4		0.2		0.2		0.1
Valuation gain on written option	0.4		—		—		—		—
Valuation loss on warrant liability	—		—		(1.3)		(1.4)		(0.8)
Other income (loss), net	0.1		0.2		0.2		0.2		0.1
Income (loss) before income tax	(11.3)	(27.7)%	(23.3)	(52.6)%	(5.3)	(7.6)%	(5.7)	(11.5)%	1.0	1.4%
Income tax expense (benefit)	0.0		(0.5)		0.0		0.0		0.3
Cumulative effect of changes in accounting principles	—		—		0.7		0.7		—
Net income (loss)	$(11.3)	(27.7)%	$(22.8)	(51.3)%	$(4.6)	(6.6)%	(5.0)	(10.1)%	0.7	1.1%

(1)	Amounts include share based compensation expense as described in the table immediately below.

Share Based Compensation Expense

($ in millions)

	Years Ended December 31						Nine Months Ended September 30
	2004	% of Net Revenue	2005	% of Net Revenue	2006	% of Net Revenue	2006	% of Net Revenue	2007	% of Net Revenue
Cost of Revenue	$0.4	1.0%	$0.1	0.2%	$0.1	0.1%	$0.0	0.1%	$0.1	0.1%
General and Administrative	2.4	5.8%	0.4	0.9%	0.5	0.7%	0.3	0.7%	0.7	1.0%
Research and Development	0.6	1.4%	0.0	0.1%	0.1	0.1%	0.1	0.1%	0.1	0.1%
Selling and Marketing	0.5	1.3%	0.1	0.2%	0.1	0.2%	0.1	0.2%	0.1	0.2%
Total Operating Expenses	3.5	8.5%	0.5	1.2%	0.7	1.0%	0.5	1.0%	0.9	1.3%

Total	$3.9	9.5%	$0.6	1.4%	$0.8	1.1%	$0.5	1.1%	$1.0	1.4%

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Revenue. Our revenue increased from $49.4 million to $69.3 million comparing the nine months ended September 30, 2006 and 2007, respectively, representing an increase of 40.3%. This increase was a result of continued significant growth in unit sales of all categories of IC products, as well as generally higher average selling prices for our products. In particular, revenue growth during the first nine months of 2007 was driven by strong sales of our differentiated products, including our AC/DC converter products and our DC/DC converter products, which in dollar terms grew by 285.4% and 156.5% respectively over the same period in 2006. Overall, sales of our differentiated products more than doubled to $14.5 million, increasing by 180.6% in the first nine months of 2007, compared to the same period in 2006. Our differentiated products comprised 20.8% of our total revenue during the nine months ended September 30, 2007 compared to 10.4% during the same period in 2006. Our revenue growth during the first nine months of 2007 was also driven by strong sales of our standard products, consisting primarily of our linear regulator and standard linear product types, which in dollar terms grew in the aggregate by 30.7% over the same period in 2006, and which collectively comprised over 63.7% of our total revenue in the first nine months of 2007. Sales of discrete semiconductors decreased by 31.1% during the nine months ended September 30, 2007, to approximately $2.7 million, compared with the same period in 2006. Our growth was strong in many of our geographic sales regions during the first nine months of 2007, particularly in South Korea, where our revenue more than tripled to $14.7 million, increasing by 242.3% as compared with the first nine months of 2006. Sales of foundry services increased by 10.7% in the first nine months of 2007, to approximately $7.0 million, compared with the same period in 2006.

Gross Profit/Loss. Our gross profit increased by $9.4 million, from a profit of $5.0 million in the first nine months of 2006 to a profit of $14.4 million in the first nine months of 2007. Our gross profit in the nine months ended September 30, 2007 constituted 20.8% of net revenue, as compared to 10.2% in the corresponding period in 2006. The increase in our gross profit was primarily due to a significant increase in our net revenue, which increased by over $19.9 million in the first nine months of 2007 due to higher unit sales of our IC products and generally higher average selling prices for our products. The increase in our net revenue also led to an improvement in our gross margin due to higher fab capacity utilization, which reduced idle capacity costs. Additional gross margin improvement was the result of cost reduction, including lower inventory writedowns. Finally, a favorable change in our customer base and product mix, including increased sales of our differentiated products, also contributed to our gross margin improvement.

Operating Expenses. Our operating expenses, inclusive of amortization of share based compensation, increased by 34.4% to $12.4 million during the period ended September 30, 2007, as compared with the same period in 2006. This increase in operating expenses reflected primarily our increased spending on research and development. Our total operating expenses constituted 17.9% of net revenue for the first nine months of 2007, down from 18.6% in the first nine months of 2006.

Research and Development. Our research and development expenses of approximately $4.4 million in the period ended September 30, 2007 represented a 54.8% increase in such expenses as compared with the period ended September 30, 2006, although, due to our revenue growth, such expenses remained relatively flat as a percentage of revenue, increasing from 5.8% to 6.4%. This increase was attributable primarily to: depreciation charges from equipment dedicated to research and development activities, which increased by $0.5 million, and materials used for research and development activities, which increased by approximately $0.7 million. Our research and development headcount increased to 130 at September 30, 2007, compared with 105 at September 30, 2006.

Selling and marketing. Our selling and marketing expenses increased by 32.8% to $2.7 million in the nine months ended September 30, 2007, compared with $2.0 million in the nine months ended September 30, 2006, but declined as a percentage of revenue from 4.1% to 3.9%. This increase was primarily the result of increases in salary and other compensation costs related to the hiring of better-qualified selling and marketing personnel in connection with our strategy to develop and strengthen our direct relationships with industry-leading electronics companies to support a growing customer base and to increase market penetration and market research activities. Our selling and marketing headcount increased to 63 at September 30, 2007, compared with 54 at September 30, 2006.

General and Administrative. Our general and administrative expenses increased to $5.3 million in the nine months ended September 30, 2007, compared with $4.3 million in the nine months ended September 30, 2006, but declined as a percentage of revenue from 8.7% to 7.6%. This increase was primarily the result of an increase in depreciation expense resulting from our efforts to improve our information technology infrastructure, and higher expenses associated with augmenting our internal legal, finance and accounting teams in preparation for operating as a public company. These increases were partially offset by a decline in other general and administrative expenses as a result of our efforts to contain fixed costs. Our general and administrative headcount increased to 84 at September 30, 2007, compared with 78 at September 30, 2006.

Other Income/Loss, net. We recorded other loss, net, of $1.0 million in the period ended September 30, 2007, as compared with other loss, net, of $1.5 million in the period ended September 30, 2006. This decrease was primarily due to a decrease in valuation loss on warrant liability of approximately $0.6 million in accordance with FASB Staff Position FAS 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable”.

Income Tax Expense/Benefit. We recorded an income tax expense of $265,080 during the period ended September 30, 2007, as compared with an income tax expense of $12,818 during the period ended September 30, 2006. The income tax expense in the period ended September 30, 2007 was primarily the result of a decrease in deferred tax assets.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenue.    Our revenue increased from $44.4 million during 2005 to $69.7 million during 2006, representing an increase of 57.0%. This increase was a result of significant growth in unit sales of all categories of IC products, as well as generally higher average selling prices, or ASPs. In particular, revenue growth in 2006 was driven primarily by strong sales of our standard products, consisting primarily of linear regulator and standard linear product types, which in dollar terms grew in the aggregate by 72.5% over 2005 and which collectively comprised over 67.5% of our total revenue in 2006. Our growth was strong in all of our geographic sales regions, both within China and elsewhere in Asia, notably Taiwan, South Korea and Japan. We believe this resulted from our increased focus on market leading customers, many of which are located in Taiwan, South Korea and Japan, as well as an increased emphasis on sales of higher ASP products, including differentiated products. Sales of discrete semiconductors decreased by 21.5% in 2006, to approximately $5.4 million. Sales of foundry services increased by 35.3% in 2006, to approximately $8.7 million.

Gross Profit/Loss.    Our gross profit increased by $20.0 million from a loss of $11.0 million in 2005 to a profit of $9.0 million in 2006. Our gross profit in 2006 constituted 12.9% of net revenue. The increase in our gross margin as compared to 2005 was mainly due to a combination of the following factors. First, our net revenue in 2006 increased by $25.3 million, or 57.0%, over 2005 due to higher unit sales of our IC products and generally higher ASPs resulting from favorable changes in our customer base and product mix. This increased revenue contributed approximately $9.9 million to our gross profit in 2006. Second, we incurred a inventory write down of $2.0 million in 2006, compared to $10.7 million of inventory write down in 2005. Our 2006 inventory write down resulted primarily from an estimate of depreciation in the value of our inventories, including raw materials, work in progress and finished goods, based on an analysis of their aging. The total additional write-downs represented about 3.0% of total net revenue in 2006. The largest part of our 2005 inventory write-downs, accounting for $5.3 million, consisted of a write-off of IC inventory containing leaded elements, which were prohibited by regulation in the European Union, or EU, beginning in July 2006. An unusually high proportion of our IC inventory at the time included leaded elements based on inaccurate prior forecasts of market demand from our distributors, many of which were then local and relatively unsophisticated. The other inventory write-downs of $5.4 million in 2005 were comprised of $4.2 million on inventory obsolescence as a result of our over production of certain ICs in 2004 primarily due to our misjudgment of future market demand based on inaccurate forecasts from our distributors and $1.2 million in inventory discrepancies relating to outsourced IC inventories for packaging and testing that were not reconciled in a timely manner.

Operating Expenses.    Our operating expenses, inclusive of share-based compensation expense and impairment loss on property, remained approximately flat as compared to 2005, reflecting primarily our efforts in containing our fixed costs. Our total operating expenses constituted 18.4% of net revenue in 2006, down from 28.8% in 2005.

General and Administrative.    Our general and administrative expenses increased to $6.0 million in 2006 from $5.8 million in 2005. This increase was primarily the result of an increase in depreciation expense resulting from our efforts to improve our information technology infrastructure, and higher expenses associated with augmenting our internal legal, finance and accounting teams in preparation for operating as a public company. These increases were partially offset by a decline in other general and administrative expenses as a result of our efforts to contain fixed costs. Our general and administrative headcount decreased by four, to 83 people, in 2006.

Research and Development.    Our research and development expenses of approximately $4.1 million in 2006 were at essentially the same level as 2005. Labor expenses, accounting for 63.0% of our research and development expenses, increased slightly in 2006 from 2005, due primarily to incremental increases in compensation and the hiring of additional research and development personnel. These increases were partially offset by a decrease in expenses for R&D materials and associated expenses. Our research and development headcount increased to 109 in 2006, compared with 80 in 2005.

Selling and Marketing.    Our selling and marketing expenses increased by 11.2% to $2.7 million in 2006 from $2.5 million in 2005. This increase was primarily the result of increases in salary and other compensation costs related to the hiring of better-qualified selling and marketing personnel in connection with our strategy to develop and strengthen our direct relationships with industry-leading electronics companies to support a growing customer base and to increase market penetration and market research activities.

Other Income/Loss, net.    In 2006 we revalued warrants issued in prior years as a result of our adoption of FASB Staff Position FAS 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable”. The change in fair value of these warrants resulted in a charge to the income statement in 2006 of approximately $1.3 million.

Income Tax Expense/Benefit.    We recorded income tax expenses of $16,920 in 2006, as compared to an income tax benefit of $0.5 million in 2005 on recognition of a deferred tax asset.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenue.    Our revenue increased from $40.8 million during 2004 to $44.4 million during 2005, representing an increase of 8.7%. Unit sales of our entire line of IC products, particularly our standard linear products, increased significantly in 2005, although average selling prices decreased markedly, particularly during the second half of the year, for all of our ICs due to intense competition in the commodity markets into which we sold our products. For example, in 2005, sales of our linear regulator products grew by 11.8% to $17.3 million from $15.4 million, although average selling prices decreased by 14.8%. Our revenue increase for 2005 was driven primarily by growth in sales of IC products of about 28.4% in dollar terms over 2004 levels. Sales of discrete semiconductors, which represented 15.6% of our revenue in 2005, and foundry services, which represented 14.5% of our revenue in 2005, decreased in dollar terms by 29.7% and 6.0%, respectively. The decrease in sales of discrete semiconductors resulted primarily from declining average selling prices of such products.

Gross Profit/Loss.    Our gross profit decreased by $16.5 million from a profit of $5.5 million in 2004 to a loss of $11.0 million in 2005. This decline, as well the related decline in our gross margin, was due primarily to a combination of the following factors: a decrease of $6.6 million in our gross profit due to the combined impact of the decline in our average selling prices and of our increased allocated production overhead after our capacity expansion in the second half 2004 and relatively lower fab capacity utilization in 2005 as compared to 2004; a $3.8 million increase in depreciation expenses generated by approximately $5.3 million of capital expenditures in 2005 for acquisition of manufacturing machinery and equipment in addition to $15.3 million of capital expenditures for acquisition of machinery and equipment in the course of 2004; an inventory write-down in an aggregate amount of $10.7 million incurred in 2005, as discussed above, compared to $3.3 million in 2004.

Operating Expenses.    Our operating expenses in 2005 decreased by $4.3 million compared to 2004. Approximately $3.0 million of this decrease was attributable to a decrease in share-based compensation expense.

General and Administrative.    Our general and administrative expenses decreased by 38.4% to $5.8 million in 2005 from $9.5 million in 2004. This decrease was due primarily to the fact that in 2004 we recorded charges of approximately $2.2 million in connection with fees paid to outside legal, accounting, tax and appraisal professionals in preparation for an initial public offering which was subsequently withdrawn. Additionally, our share-based compensation expense attributable to general and administrative decreased significantly as we made fewer option grants with lower aggregate intrinsic value in 2005 compared to 2004. These decreases were partially offset by an increase in other general and administrative costs, due primarily to higher recruitment costs for certain experienced employees. Our general and administrative headcount remained roughly flat in 2005.

Research and Development.    Our research and development expenses decreased by 30.6% to $4.0 million in 2005 from $5.7 million in 2004. This decrease was largely the result of lower depreciation expense resulting from our phasing out the process development in a 4 inch wafer fabrication facility, as well as a decline in share-based compensation expense as we made fewer option grants with lower aggregate intrinsic value in 2005 compared to 2004, a year we had previously anticipated conducting our initial public offering. Our research and development headcount declined by 9, to 80, in 2005.

Selling and Marketing.    Our selling and marketing expenses increased by 30.6% to $2.5 million in 2005 from $1.9 million in 2004. This increase was primarily due to increases in salary and compensation expenses for hiring more qualified selling and marketing personnel, and partly due to expenses incurred in staffing our new sales office in Shenzhen. These increases were partially offset by a decrease in share-based compensation expense attributable to selling and marketing as we made fewer option grants with lower aggregate intrinsic value in 2005 compared to 2004. Our selling and marketing headcount remained approximately flat in 2005.

Other Income/Loss, net.    We recorded net other income of $0.5 million in 2005, compared with a net other income of $0.3 million in 2004. The increase was due primarily to a foreign exchange gain of $0.4 million recorded in 2005, partially offset by higher interest expenses as a result of increased interest rates on borrowings.

Income Tax Expense/Benefit.    We recorded an income tax benefit of $0.5 million in 2005 being primarily the estimated deferred tax assets, as compared to a negligible income tax expense in 2004.

Six Months Ended June 30, 2007 Compared with Six Months Ended June 30, 2006

The following table sets forth a summary of our consolidated statements of operations for the six months ended June 30, 2007, derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

($ in millions)

	Six Months Ended June 30
	2006	% of Net Revenue	2007	% of Net Revenue
Net revenue	$30.3	100.0%	$39.3	100.0%
Cost of revenue (1)	27.4	90.3%	31.8	81.0%
Gross profit (loss)	2.9	9.7%	7.5	19.0%
Operating expenses	6.0	20.0%	7.4	18.7%
General and administrative (1)	2.9	9.5%	3.0	7.7%
Research and development (1)	1.9	6.3%	2.8	7.0%
Selling and marketing (1)	1.2	4.2%	1.6	4.0%
Income (loss) from operations	(3.1)	(10.3)%	0.1	0.3%
Other expense	(0.2)	(0.8)%	(1.7)	(4.4)%
Interest income	0.3		0.3
Interest expense	(0.6)		(0.6)
Foreign exchange gain	0.1		0.1
Valuation loss on warrant liability	(0.4)		(1.6)
Other income, net	0.4		0.1
Loss before income tax	(3.3)	(11.1)%	(1.6)	(4.1)%
Income tax expense (benefit)	0.0		(0.0)
Cumulative effect of changes in accounting principles	0.7		—
Net loss	$(2.6)	(8.6)%	$(1.6)	(3.9)%

(1)	Amounts include share based compensation expense as described in the table immediately below.

Share Based Compensation Expense

($ in millions)

	Six Months Ended June 30
	2006	% of Net Revenue	2007	% of Net Revenue
Cost of Revenue	$0.0	0.1%	$0.1	0.2%
General and Administrative	0.3	0.9%	0.4	1.0%
Research and Development	0.0	0.1%	0.0	0.1%
Selling and Marketing	0.1	0.3%	0.1	0.2%
Total Operating Expenses	0.4	1.3%	0.5	1.3%

Total	$0.4	1.4%	$0.6	1.5%

Revenue.    Our revenue increased from $30.3 million to $39.3 million during the six months ended June 30, 2006 and 2007, respectively, representing an increase of 29.8%. This increase was a result of continued significant growth in unit sales of all categories of IC products, as well as generally higher average selling prices for our products. In particular, revenue growth during the first six months of 2007 was driven by strong sales of our differentiated products, including our AC/DC converter products and our DC/DC converter products, which in dollar terms grew by 154.9% and 188.1% respectively over the same period in 2006. Overall, sales of our differentiated products more than doubled to $6.5 million, increasing by 133.2% in the first six months of 2007, compared to the same period in 2006. Our differentiated products comprised 16.6% of our total revenue during the six months ended June 30, 2007 compared to 9.2% during the same period in 2006. Our revenue growth during the first six months of 2007 was also driven by strong sales of our standard products, consisting primarily of our linear regulator and standard linear product types, which in dollar terms grew in aggregate by 23.5% over the same period in 2006, and which collectively comprised over 64.6% of our total revenue in the first half of 2007. Sales of discrete semiconductors decreased by 9.6% during the six months ended June 30, 2007, to approximately $2.2 million, compared with the same period in 2006. Our growth was strong in all of our geographic sales regions during the first half of 2007, particularly in South Korea, where our revenue more than tripled to $7.6 million, increasing by 228.0% as compared with the first half of 2006. Sales of foundry services increased by 5.9% in the first half of 2007, to approximately $4.3 million, compared with the same period in 2006.

Gross Profit/Loss.    Our gross profit increased by $4.6 million, from a profit of $2.9 million in the first six months of 2006 to a profit of $7.5 million in the first six months of 2007. Our gross profit in the six months ended June 30, 2007 constituted 19.0% of net revenue, as compared to 9.7% in the corresponding period in 2006. The increase in our gross profit was mainly due to a significant increase in our net revenue, which increased by over $9.0 million in the first half of 2007 due to higher unit sales of our IC products and generally higher average selling prices for our products. The increase in our net revenue also led to an improvement in our gross margin due to higher fab capacity utilization, which reduced idle capacity costs. Additional gross margin improvement was the result of cost reduction, including lower inventory writedowns. Finally, a favorable change in our customer base and product mix, including increased sales of our differentiated products, also contributed to our gross margin improvement.

Operating Expenses.    Our operating expenses, inclusive of amortization of share based compensation, increased by 22.0% to $7.4 million during the period ended June 30, 2007, as compared with the same period in 2006. This increase in operating expenses reflected primarily our increased spending on research and development. Our total operating expenses constituted 18 .7% of net revenue for the first half of 2007, down from 20.0% in the first half of 2006.

Research and Development.    Our research and development expenses of approximately $2.8 million in the period ended June 30, 2007 represented a 45.4% increase in such expenses as compared with the period ended June 30, 2006, although, due to our revenue growth, such expenses remained relatively flat as a percentage of revenue, increasing from 6.3% to 7.0%. This increase was attributable primarily to: depreciation charges from equipment dedicated to research and development activities, which increased by $0.4 million, employee compensation expenses, which increased by $0.2 million, and materials used for research and development activities, which increased by approximately $0.2 million. Our research and development headcount increased to 118 at June 30, 2007, compared with 106 at June 30, 2006.

Selling and marketing.    Our selling and marketing expenses increased by 23.8% to $1.6 million in the six months ended June 30, 2007, compared with $1.2 million in the six months ended June 30, 2006, but declined as a percentage of revenue from 4.2% to 4.0%. This increase was primarily the result of increases in salary and other compensation costs related to the hiring of better-qualified selling and marketing personnel in connection with our strategy to develop and strengthen our direct relationships with industry-leading electronics companies to support a growing customer base and to increase market penetration and market research activities. Our selling and marketing headcount increased to 63 at June 30, 2007, compared with 55 at June 30, 2006.

General and Administrative.    Our general and administrative expenses increased slightly to $3.0 million in the six months ended June 30, 2007, compared with $2.9 million for the six months ended June 30, 2006, but declined as a percentage of revenue from 9.5% to 7.7%. This increase was primarily the result of an increase in depreciation expense resulting from our efforts to improve our information technology infrastructure, and higher expenses associated with augmenting our internal legal, finance and accounting teams in preparation for operating as a public company. These increases were partially offset by a decline in other general and administrative expenses as a result of our efforts to contain fixed costs. Our general and administrative headcount increased to 82 at June 30, 2007, compared with 75 at June 30, 2006.

Other Income/Loss, net.    We recorded other loss, net, of $1.7 million in the period ended June 30, 2007, as compared with other loss, net, of $0.2 million in the period ended June 30, 2006. This difference was primarily due to valuation loss on warrant liability in accordance with FASB Staff Position FAS 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable”.

Income Tax Expense/Benefit.    We recorded an income tax benefit of $78,891 during the period ended June 30, 2007, as compared with an income tax expense of $9,436 during the period ended June 30, 2006. The income tax benefit in the period ended June 30, 2007 was primarily the result of an increase in deferred tax assets.

Selected Quarterly Consolidated Financial Information

The following table sets forth our quarterly consolidated statements of operations for each of the eight quarters ending September 30, 2007. We have prepared the unaudited quarterly financial information on a basis consistent with the audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of the operations for any future period.

	Quarters Ended
	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007
	($in millions)
Net revenue	$16.2	$15.4	$14.9	$19.1	$20.3	$15.7	$23.6	$30.0
Cost of revenue(1)	19.2	14.1	13.3	17.0	16.3	13.2	18.6	23.1

Gross profit (loss)	(3.0)	1.3	1.6	2.1	4.0	2.5	5.0	6.9

Operating expenses
General and administrative(1)	1.6	1.3	1.6	1.4	1.7	1.5	1.5	2.3
Research and development(1)	1.0	0.9	1.0	1.0	1.2	1.3	1.5	1.6
Selling and marketing(1)	0.6	0.7	0.5	0.8	0.7	0.8	0.8	1.1
Impairment loss on property, plant and equipment	0.4	—	—	—	—	—	—	—

Total operating expenses	3.6	2.9	3.1	3.2	3.6	3.6	3.8	5.0

Income (loss) from operations	(6.6)	(1.6)	(1.5)	(1.1)	0.4	(1.1)	1.2	1.9

Other income (expense)
Interest income	0.1	0.2	0.1	0.1	0.2	0.1	0.2	0.1
Interest expense	(0.2)	(0.3)	(0.3)	(0.3)	(0.3)	(0.2)	(0.4)	(0.2)
Foreign exchange gain (loss)	0.0	0.1	(0.0)	0.1	0.0	0.1	0.0	0.0
Valuation gain (loss) on warrant liability	—	(0.7)	0.3	(1.0)	0.1	0.0	(1.6)	0.8
Other income (expense), net	0.1	0.1	0.3	(0.2)	0.0	0.1	(0.0)	0.0

Total other income (expense), net	0.0	(0.6)	0.4	(1.3)	0.0	0.1	(1.8)	0.7

Income tax expense (benefit)	(0.2)	(0.0)	(0.0)	(0.0)	(0.0)	0.0	(0.0)	0.3
Cumulative effect of changes in accounting principles	—	0.7	—	—	—	—	—	—

Net income (loss)	$(6.4)	$(1.5)	$(1.1)	$(2.4)	$0.4	$(1.0)	$(0.6)	$2.3

(1)	Share based compensation is included in cost of revenue and operating expenses.

The following table sets forth our historical quarterly operating results as a percentage of net revenue for the periods indicated:

	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue(1)	118.2	91.6	89.0	89.0	80.7	83.9	79.1	76.9

Gross profit (loss)	(18.2)	8.4	11.0	11.0	19.3	16.1	20.9	23.1

Operating expenses
General and administrative(1)	9.7	8.5	10.5	7.6	8.4	9.0	6.9	7.4
Research and development(1)	6.4	5.8	6.8	5.0	5.9	8.2	6.3	5.6
Selling and marketing(1)	3.6	4.5	3.8	3.9	3.6	5.0	3.2	3.7
Impairment loss on property, plant and equipment	2.9	—	—	—	—	—	—	—

Total operating expenses	22.6	18.8	21.1	16.5	17.9	22.2	16.4	16.7

Income (loss) from operations	(40.8)	(10.4)	(10.1)	(5.5)	1.4	(6.1)	4.5	6.4

Net income (loss)	(39.4)%	(9.7)%	(7.5)%	(12.3)%	1.8%	(5.6)%	(2.8)%	7.6%

(1)	Share based compensation is included in cost of revenue and operating expenses.

Revenue in each of the four quarters beginning with the quarter ended December 31, 2006 increased as compared to the same quarter in the prior year. Moreover, revenue in each of the quarters beginning with the quarter ended March 31, 2007 has increased sequentially with our third quarter 2007 revenue being the highest in our operating history through that quarter. Revenue has generally fluctuated in a seasonal manner during the quarters presented, with the third and fourth fiscal quarters showing generally stronger revenue compared with the first and second fiscal quarters. This pattern of reduced activity in the first and second quarters followed by significantly higher activity in the third and fourth quarters leading up to the holiday buying season is typical for many companies in the semiconductor industry. Cost of revenue has similarly fluctuated in a seasonal manner, generally moving up or down with revenue. Our cost of revenue was significantly higher in the quarter ended September 30, 2007, correlating with our significantly higher revenue. Gross margins began to improve in the quarter ended March 31, 2006, as our capacity utilization increased, we achieved a more favorable product mix, and we incurred relatively smaller inventory writedowns compared with the quarter ended December 31, 2005. Gross margin in each of the four quarters beginning with the quarter ended December 31, 2006 increased as compared to the same quarter in the prior year. Gross margins continued to improve throughout fiscal 2006, declining somewhat in the first quarter of 2007 due to seasonal reduced sales volumes, and then increasing significantly in the second quarter of 2007 and again in the third quarter of 2007 due to accelerated improvement of our product mix, including increased sales of our differentiated products and increased capacity utilization. Total operating expenses remained relatively flat in absolute dollar terms, excluding litigation expense accruals and certain non-recurring items, reflecting our efforts to contain fixed costs. Our net income (loss) has shown general improvement during the quarters presented. We achieved profitability for the quarter ended December 31, 2006, and again in the quarter ended September 30, 2007 as we recorded our largest quarterly revenue in our operating history. Our revenue in third quarter of 2007 was enhanced by the fact that many of our Taiwanese customers accelerated their orders in September in advance of the Chinese National Holiday, or Golden Week, which occurred the first week of October.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the private sales of preference shares and warrants with cumulative gross proceeds of approximately $91 million as of September 30, 2007. Additionally we have financed operations with debt consisting of borrowings, purchase order commitments and accounts payable. Our principal sources of liquidity consist of cash and restricted time deposits, which totaled $32.2 million as of September 30, 2007.

The following table sets forth a condensed summary of our cash flows for the periods indicated:

	Years Ended December 31			Six Months Ended June 30		Nine Months Ended September 30
	2004	2005	2006	2006	2007	2006	2007
	(in $ millions)
Net cash provided by (used in) operating activities	$(10.8)	$(3.4)	$7.0	$0.1	$(1.3)	$2.5	$6.8
Net cash used in investing activities	(13.3)	(11.5)	(5.8)	(5.0)	(4.5)	(4.6)	(4.0)
Net cash provided by (used in) financing activities	51.6	6.0	(0.2)	0.8	7.4	1.4	4.8

Net increase (decrease) in cash	$27.5	$(8.9)	$1.0	$(4.1)	$1.6	$(0.7)	$7.6

Our operating activities used net cash in the amounts of $10.8 million and $3.4 million during the years ended December 31, 2004 and 2005 respectively. In 2004, the cash used in operating activities was primarily the result of the operating loss of $11.6 million and significant increases in inventories and accounts receivable. In 2005, the cash used in the operating activities was principally the result of the operating loss of $23.8 million partially offset by non-cash items and a significant decrease in inventories. During the year ended December 31, 2006, our operating activities provided a positive cash flow of $7.0 million. This was mainly attributable to improvements in managing the operating working capital as the accounts receivable as of December 31, 2006 represented approximately 77 days of sales outstanding, or DSO, as compared to approximately 114 DSO for the period ending December 31, 2005. We calculate DSO as follows: average of beginning and ending balances of gross accounts receivable, divided by total net revenue for the year, multiplied by 365 days. This decrease was primarily due to our establishment of a management collections team tasked with monitoring customer credit and taking necessary actions to reduce DSOs. Additionally, net inventory in relation to sales decreased slightly in 2006 to 21.8% of net revenue in 2006 from 30.6% a year earlier. During the nine months periods ended September 30, 2006 and 2007, net cash provided by operating activities was $2.5 million and $6.8 million, respectively. The increase of $4.3 million was primarily attributable to a net income of $0.7 million for the nine months period ended September 30, 2007 as compared with a net loss of $5.0 million for the previous period in 2006, and improvements in managing our operating working capital and in particular the cash collection from our customers continued to improve as our DSO decreased from 81 days for the nine months period ended September 30, 2006 to 71 days for the same period in 2007.

Our investing activities utilized cash of $13.3 million, $11.5 million and $5.8 million during the years ended December 31, 2004, 2005 and 2006, respectively. In 2004, our cash used in investing activities was primarily for acquisition of property, plant and equipment, or PP&E. Investment in restricted time deposits in 2004 decreased by $0.5 million compared to the prior year. In 2005, our cash used for acquisition of PP&E was $8.5 million. Investment in restricted time deposits increased by $3.2 million, as compared with 2004. In 2006, we spent $4.2 million for the acquisition of a land use right in Zizhu Industrial Park in Shanghai; we spent $1.9 million for the acquisition of PP&E while proceeds from disposal of PP&E were $0.8 million. The net cash used in investing activities for the nine months period ended September 30, 2007 was mainly related to the expenditure of $5.6 million for construction of our facility in Zizhu Industrial Park, and $3.5 million for acquisition of machinery equipment, offset by the decrease in restricted time deposits of $4.7 million upon their maturity. New loans obtained were secured by the land use right at Zizhu Industrial Park. The net cash used in investing activities for the nine months period ended September 30, 2006 was mainly due to $4.2 million expenditure on the acquisition of land use right in Zizhu Industrial Park. In early 2007 we began construction of our facility on the acquired land in Zizhu Industrial Park; the projected total investment for the construction of our future R&D center, testing room and headquarters is approximately $11.4 million. The facility is expected to be fully operational in early 2008.

Our financing activities provided $51.6 million and $6.0 million during the years ended December 31, 2004 and 2005, respectively. In 2004, our cash from financing activities came primarily from cash proceeds of $50.0 million on the issuance of Series C preference shares and the detachable warrants. In 2005, our cash from financing activities was due to an increased use of short term bank loans. During the year ended December 31, 2006, our financing activities caused a net cash decrease in the amount of $0.2 million due to a decrease of $2.9 million in short term bank loans, partially offset by an inflow of cash in the amount of $2.6 million in connection with the Zizhu development described above. Our financing activities provided us $1.4 million and $4.8 million for the nine months periods ended September 30, 2006 and 2007, respectively. The increase in cash provided by financing activities was mainly due to the increase of $2.3 million in short term bank loans and $0.7 million of proceeds from the exercise of stock options.

As of December 31, 2006, we had short-term borrowings totaling $14.3 million. All of these borrowings were contracted with the Agricultural Bank of China, or ABC, and have a one year term (subject to extension by agreement of the parties), becoming due between December 2007 and June 2008.

As of June 30, 2007, we had $17.3 million outstanding under loan agreements with ABC. Our borrowings with ABC are guaranteed in part by SIMIC and in part by our time deposits. In addition, in March 2007, BCD Shanghai entered into a short-term loan agreement with Shanghai Pudong Development Bank for a 12-month loan, secured by BCD Shanghai’s land use right at the Zizhu Industrial Park in the principal amount of RMB 20,000,000, or approximately $2.7 million.

As of September 30, 2007, we had $13.9 million outstanding under loan agreements with ABC. Our borrowings with ABC are guaranteed in part by SIMIC and in part by our time deposits. In addition, in March 2007, BCD Shanghai entered into a short-term loan agreement with Shanghai Pudong Development Bank for a 12-month loan, secured by BCD Shanghai’s land use right at the Zizhu Industrial Park in the principal amount of RMB 20,000,000, or approximately $2.7 million.

We believe that our current cash position and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next twelve months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to existing manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

The ability of our PRC subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under PRC law, PRC subsidiaries may pay dividends only after setting aside a portion of their net profits as reserve funds, subject to certain registered capital requirements. Payments by our PRC subsidiaries to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Therefore, it may be difficult for us to transfer funds from our PRC subsidiaries to us quickly.

Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval by PRC governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. The respective amounts of registered capital and total investment of our PRC subsidiaries are subject to approval from the examining and approval authority. Once approved, we are obligated to make contributions to our PRC subsidiaries’ registered capital, which are not allowed to be withdrawn unless special approval is obtained from the original approval authority. With respect to foreign shareholder loans, the aggregated amount of loans of each of our PRC subsidiaries is limited to the difference between such PRC subsidiary’s registered capital and total investment. Moreover, each specific foreign shareholder loan and the repayment thereof must be filed with the relevant administration of foreign exchange. In addition, it is not permitted under PRC law for our PRC subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner. Historically, we have not been adversely affected by these restrictions.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies are subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders are subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, which came into force on January 1, 2008, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. Substantially all of our operational management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will exclude the dividends from PRC subsidiaries to their foreign shareholders.

Capital Expenditures

During 2006, we incurred $1.6 million in capital expenditures compared with $6.7 million during 2005. During 2004, we incurred $17.4 million in capital expenditures. In 2006, the capital expenditure included $0.7 million for office equipment, and the rest of the spending was mainly on machinery and equipment and leasehold improvements. In 2005, the capital expenditure primarily included $5.3 million on machinery and equipment. In 2004, the capital expenditure primarily included $15.3 million on purchase of machinery and equipment and $2.1 million for leasehold improvements and office equipment.

As of September 30, 2007, our material commitments for capital expenditures consisted of $3.5 million for construction of our new headquarters building at Shanghai Zizhu Science-based Industrial Park, which we occupied in January 2008. We had the contractual obligation to make expenditures necessary to construct two eight-inch and 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities in Zizhu Industrial Park by February 15, 2008. See “—Contractual Obligations and Commitments—Zizhu Industrial Park Matters” below. While we believe that we will be permitted to reduce the scale and scope of these contractual obligations after injecting the remaining balance of the initial 15% of the registered capital of BCD Shanghai, we cannot assure you that we will be permitted to do so.

Our planned capital expenditures for 2008 amount to approximately $12.7 million, and include both production-related and non-production-related expenditures. Planned production-related expenditures in 2008 include approximately $4.2 million for equipment upgrades and capacity expansion in our fab.

Contractual Obligations and Commitments

Short Term Debt

As of September 30, 2007, we had short-term borrowings totaling $16.6 million. $13.9 million of these borrowings were contracted with the Agricultural Bank of China and $2.7 million were with Pudong Development Bank. They have a one year term (subject to extension by agreement of the parties), becoming due between December 2007 and June 2008.

Operating Lease Obligations

We lease office space and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. In addition, we lease manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale.

Purchase Commitment

As of December 31, 2006, we had commitments to purchase property and equipment of $257,616.

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2006.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in $ million)
Short-term debt	$14.3	$14.3	$—	$—	$—
Operating lease obligations	2.2	0.6	0.9	0.7	—
Performance obligations	4.3	—	—	—	4.3
Purchase obligations-buildings	8.5	8.5	—	—	—
Purchase obligations-property and equipment	0.3	0.3	—	—	—

Total	$29.6	$23.7	$0.9	$0.7	$4.3

Material changes in our contractual obligations occurring after December 31, 2006 through September 30, 2007 include an increase in our short-term debt of approximately $2.3 million, offset by a decrease in our purchase obligations for buildings of approximately $5.0 million.

Zizhu Industrial Park Matters

In June 2004, BCD signed an investment agreement with Shanghai Zizhu Science-based Industrial Park Development Company (“Zizhu Development”). Zizhu Industrial Park is a special business zone approved by the Shanghai government and designed to be a major science and technology center in Shanghai. Zizhu Development is a quasi-governmental entity authorized by the Shanghai government to develop, manage and attract science and technology companies to Zizhu Industrial Park. Other than the agreement to locate in the Zizhu Industrial Park and the commitments it made under the investment agreement, the company has not paid any consideration to Zizhu Development for the financing and assistance in obtaining a land use right. Under the investment agreement, BCD agreed to establish a new entity, BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”), a wholly owned subsidiary of BCD, and construct two eight-inch and 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities in Zizhu Industrial Park with a total projected cost of $1 billion (the “Project”). In return, Zizhu Development agreed to assist BCD Shanghai in obtaining a land use right for the Project, as well as financing for the Project. More particularly, Zizhu Development is obligated to ensure that BCD Shanghai receives loans in the total amount of $70 million for construction of the Project from commercial banks and the Minhang District Government is obligated to provide BCD Shanghai a subsidy in an amount of equivalent to 2% of the interest on the loans. As part of the agreement, and subject to compliance with PRC law and regulations, BCD Shanghai was to be granted a favorable tax rate at 15% and entitled to an exemption from PRC income tax for five years commencing from its first profit-making year of operations, after offsetting all unexpired tax losses carried forward from the previous five years, and thereafter, 50% relief from PRC income tax for the next five years. Under the approval documents, BCD is also committed to construct two eight-inch and 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities in Zizhu Industrial Park with a total projected investment amount of $1 billion.

Under the investment agreement with Zizhu Development, BCD Shanghai was originally to have been granted a land use right for the Project with coverage of approximately 233,000 square meters. However, the coverage was subsequently reduced to 109,809 square meters in the State-owned Land Use Right Grant Contract entered into by and between BCD Shanghai and Shanghai Minhang District Real Estate Administration Bureau dated on February 15, 2006 (the “Land Use Right Grant Contract”), and in a later agreement between BCD Shanghai and Zizhu

Development dated November 2006. In accordance with the Land Use Right Grant Contract, BCD Shanghai obtained a land use right with a term of 50 years and coverage of 109,809 square meters within Zizhu Industrial Park. The total contracted price of the land use right (as amended) was RMB 32,393,596, which was fully paid by BCD Shanghai by April of 2006 together with the tax and service charges of RMB 997,842. As required by a supplemental amendment to the investment agreement dated December 6, 2005, Zizhu Development has provided to BCD financial support in an amount equivalent to the price paid for the land use right. BCD recorded this financial support provided by Zizhu Development as “performance obligation” for its duty to construct and operate two eight-inch and 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities. BCD Shanghai is obligated to return part of this financial support, amounting to RMB 27,452,200, to Zizhu Development if, in the 12-month period following BCD Shanghai’s first profit making year of operation as determined on a tax basis, Zizhu Development successfully assists BCD Shanghai in obtaining a government subsidy that is equivalent to the price of its land use right.

Under the terms of a supplemental agreement dated December 6, 2005 to the original investment agreement, the construction of the two eight-inch and 0.25 micron-width wafer manufacturing facilities and two packaging and testing facilities was to commence during the fourth quarter of 2005 and was to be completed within two years following acquisition of the land use right, that is, by February 15, 2008. BCD Shanghai has not commenced construction of either of such manufacturing facilities. Although Zizhu Development has not alleged that BCD has breached its obligation relating to timing of commencement of the Project, we cannot assure you that Zizhu Development will not allege such a breach and seek compensation for such breach. Separately, we believe that the penalty for failing to complete such manufacturing facilities within two years following acquisition of the land use right is that BCD Shanghai may be subject to a number of significant adverse consequences, including among others penalties, sanctions, loss of favorable tax treatment, loss of the land use right, loss of our new headquarters building, which is located on the land and which we occupied in January 2008, revocation of its business license and forced liquidation. Alternatively, if Zizhu Development does not revoke the land use right, the company or BCD Shanghai must repay all fees for the land use right transfer and relevant losses (including but not limited to interest and fees for having occupied the land).

Under the Land Use Right Grant Contract, the deadline for BCD Shanghai to commence its construction on the land was set at January 31, 2007, and the deadline for completing the construction was changed to January 31, 2010. The Land Use Right Grant Contract further provides that the deadline for commencing construction could be extended by one year with the written consent of Shanghai Minhang District Real Estate Administration Bureau. If BCD Shanghai fails to commence the construction after the one year extension, it will be subject to a penalty not to exceed 20% of the contract price of the land use right. Furthermore, if the construction is not completed by January 31, 2010, BCD Shanghai may apply for an extension and sign a supplemental agreement with Shanghai Minhang District Real Estate Administration Bureau. If BCD Shanghai cannot complete the construction before the extended deadline or its application for the extension has been denied, Shanghai Minhang District Real Estate Administration Bureau may request BCD Shanghai to cure within a limited period. If BCD Shanghai cannot complete the construction within the cure period, Shanghai Minhang District Real Estate Administration Bureau may terminate the Land Use Right Grant Contract and request compensation for its losses. In December 2006, BCD Shanghai commenced construction of its R&D center, IC testing facility and headquarters on the land located in Zizhu Industrial Park. Although the construction commenced does not include the two eight inch and 0.25 micron-width fabs or the two packaging and testing facilities, based on the advice of our PRC counsel, Commerce & Finance Law Offices, we believe that such construction will satisfy the requirements of the Land Use Right Grant Contract; however, we cannot assure you that such construction will satisfy such requirements.

Because of changes in our strategy and business needs since the time of the agreements relating to the Project, we no longer intend for BCD Shanghai to construct the two eight-inch and 0.25 micron-width wafer manufacturing facilities or the two packaging and testing facilities called for under the original investment agreement. During the past two years, we have come under new management. Our new management has elected to pursue a fab-lite business model, which we believe will permit us to enhance shareholder value by reducing our capital expenditures and retaining greater flexibility in the deployment of our resources. If justified by future demand for our products, we plan to expand our capacity in the most cost effective manner possible by building, acquiring or otherwise arranging for additional fabrication facilities on an as-needed basis. In light of our new strategy and current market trends, we now believe that pursuing a project of the size contemplated by the original investment agreement would be unnecessary from a capacity standpoint and not cost-effective. We have engaged in extensive, ongoing discussions with NDRC, MOFCOM, Zizhu Development and the Shanghai Foreign Investment Commission and based on those discussions believe that, once we have contributed the balance of the initial 15% of the registered capital of BCD Shanghai, equal to approximately $50 million, we will be permitted to reduce the required registered capital of BCD Shanghai to $67 million, which amount must be contributed in full in three years from the date of the approved change, and to reduce the maximum planned total investment, or the maximum amount of funds that can be provided to BCD Shanghai through loans or the purchase of equity interest, to $200 million. We believe we will be permitted to modify the investment agreement with Zizhu Development and receive the necessary approvals from PRC authorities to have the flexibility to use the investment to expand our manufacturing capacity as needed by building, acquiring, or otherwise arranging for additional fabrication facilities. However, because these discussions are still ongoing, we cannot assure you what, if any, reductions in registered capital and total investment, or modifications to the investment agreement, we will be able to obtain. BCD Shanghai intends to use the capital contribution to expand its manufacturing capacity as needed, develop new products and fund capital expenditures. See “Use of Proceeds.”

We have been advised by our PRC counsel, Commerce & Finance Law Offices, that based on their own investigation and their knowledge of our discussions with the relevant PRC authorities, BCD Shanghai is not likely to have its business license revoked by the PRC authorities in the near future, and, provided that we inject the required 15% of the registered capital into BCD Shanghai no later than the end of March 2008, BCD Shanghai has no material legal obstacle to obtaining the relevant PRC authorities’ approval to reduce its registered capital and is likely to obtain such approval. Commerce & Finance Law Offices have also indicated that if the decrease in registered capital and reductions in the scale and scope of the Project are approved by the relevant authorities, we will likely be able to amend our investment agreement with Zizhu Development to make corresponding modifications to the scale and scope of the Project. Commerce & Finance Law Offices have advised us that after we inject the required 15% of the registered capital prior to the end of March 2008, in the unlikely event that we fail to obtain approval for the decrease in registered capital and the corresponding reductions in the scale and scope of the Project, there is a risk, among others, that we may lose the land use right; however, they have advised us that even if we were to lose the land use right and our new headquarters building on the land were transferred with the land use right by operation of PRC real estate law, as the owner of the building, BCD Shanghai would be entitled to reasonable compensation for the loss of the building under relevant PRC property law.

However, we currently have no written confirmation from NDRC, MOFCOM, Zizhu Development and the Shanghai Foreign Investment Commission that our expectations are correct, and there can be no assurance that BCD Shanghai will receive the requisite approval to reduce the scale of the Project. Nonetheless, even if such approval is not obtained, we do not intend to proceed with the Project in its original form. However, the failure to do so under such circumstances may subject BCD Shanghai to a number of significant adverse consequences, including among others, revocation of BCD Shanghai’s business license and forced liquidation, potential adverse impact on our relationship with the PRC government, contractual remedies to which Zizhu Development may be entitled under the investment agreement, including but not limited to loss of BCD Shanghai’s eligibility for favorable tax treatment and other incentives, loss of a land use right which cost us approximately $4.4 million to acquire (or if the return of the land use right is not possible, the return of approximately $4.3 million of financial support previously provided to BCD Shanghai, plus related losses of Zizhu Development, including but not limited to interest and other costs), loss of our new headquarters building (which we occupied in January 2008) on the granted land which cost approximately $11.4 million to complete, and any reasonably foreseeable consequential damages, as well as other penalties and sanctions on BCD Shanghai. If BCD Shanghai lost eligibility for its five year exemption from the Enterprise Income Tax and the additional five year 50% reduction, its tax rate would become 15% if it qualified as a high technology enterprise “specially supported” by the PRC government under the new “Enterprise Income Tax Law,” which takes effect beginning January 1, 2008, or 25% if it did not. If these consequences were to occur, our business, results of operations and financial condition would be harmed.

Contingent Liabilities

We indemnify third parties with whom we enter into contractual relationships, including our end-customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, third party products liability claims or other third party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought out by a third party with respect to our products. The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to our products not yet purchased upon written notice.

From time to time, we may become a party to various litigation matters incidental to the conduct of our business. On June 14, 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, filed suit against our PRC subsidiary, SIM-BCD, and our U.S. subsidiary, BCD Semiconductor Corporation, in the United States District Court for the Northern District of California. The complaint alleged that certain PWM controller chips produced and sold by those companies infringe Power Integrations’s U.S. Patent Nos. 5,313,381, 6,107,851 and 6,249,876. Power Integrations is seeking damages as well as an injunction against unspecified allegedly infringing products. On October 15, 2007, Power Integrations filed a motion to dismiss its complaint in the United States District Court for the Northern District of California and on the same day filed a substantially similar complaint in the United States District Court for the District of Delaware. On January 25, 2008, Power Integrations filed a motion for preliminary injunction.

We intend to take the appropriate actions to vigorously defend SIM-BCD and BCD Semiconductor Corporation. We have filed a motion to dismiss the lawsuit filed in United States District Court for the District of Delaware on the basis of lack of jurisdiction. Moreover, we have filed a complaint against Power Integrations in the Northern District of California asking for a declaratory judgment that BCD does not infringe the ‘381, ‘851, and ‘876 patents and that they are invalid. If we are successful, the lawsuit in Delaware will be dismissed.

If we are unsuccessful in defending against the Power Integrations lawsuit, we could be prevented from selling certain of our products if we are unable to design around the patents, and/or be required to pay substantial damages or fines. While preliminary injunctions are not frequently granted, if the District Court of Delaware were to choose to issue a preliminary injunction, we believe it could do so as soon as March, and the injunction could prevent us from selling certain of our products to certain customers, including most or all of our products to our largest end customer, which accounted for approximately 16% of our total revenues in the fourth quarter of 2007, and approximately 12% of our total revenues for the full year 2007. Moreover, defending against the complaint, regardless of its merits, could be expensive and time-consuming and could divert the attention of our technical and management resources. Any unfavorable outcome would likely cause our revenue to decline and could harm our business and operating results.

As a result of the Power Integrations lawsuit, some of our existing distributors and end-customers, as well as some new distributors and end-customers, have asked us to indemnify them for potential costs and damages associated with intellectual property infringement. This practice may subject us to significant indemnification claims by our customers or others. In addition to indemnification claims made by our customers, we may also have to defend related third party infringement claims made directly against us. Our semiconductors are designed for use in devices used by potentially millions of consumers, which could subject us to considerable exposure should an infringement claim occur. We cannot assure you that such claims will not be pursued. See also “Risk Factors—Risks Related to Our Financial Condition and Business—If we are unsuccessful in defending against the patent infringement lawsuit filed by Power Integrations, Inc., we could be prevented from selling certain of our products and/or be required to pay substantial damages or fines” and “Risk Factors—Risks Related to Our Financial Condition and Business—Claims by third parties that we have infringed their intellectual property rights could result in significant costs, reduce sales of our products, and cause our operating results to suffer.”

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure Regarding Market Risk

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. We currently invest in time deposits. As such, we are exposed to minimal market risks associated with interest rate changes. Our current cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes. As of September 30, 2007, our investments consisted mostly of time deposits.

Our exposure to interest rates also relates to an increase or decrease in the amount of interest expense we may incur depending upon our outstanding bank debt and credit lines. As at December 31, 2006, our PRC subsidiary SIM-BCD was party to loan agreements with the Agricultural Bank of China, or ABC, for an aggregate of $14.3 million in short-term loans, of which $11.6 million were denominated in U.S. dollars and an equivalent of $2.7 million were denominated in RMB. ABC has granted an AA credit rating to SIM-BCD. As at September 30, 2007, we had $13.9 million outstanding under loan agreements with ABC. Our borrowings with ABC are guaranteed in part by SIMIC and in part by our time deposits. In addition, in March 2007, BCD Shanghai entered into a short term loan agreement with Shanghai Pudong Development Bank for a 12 month RMB loan, secured by BCD Shanghai’s land use right at the Zizhu Industrial Park, in the principal amount of RMB 20,000,000, or approximately $2.7 million. The U.S. dollar-denominated loans have a variable interest rate equal to LIBOR plus one percent. The RMB-denominated loans have a variable interest rate aligned to the reference interest rate promulgated by the People’s Bank of China, the Central Bank of the Chinese Government, for short term borrowings at six to twelve months’ maturity, currently 7.29% per annum.

Foreign Currency Risk

Historically, we have not experienced material foreign exchange losses or gains as a result of fluctuations between the U.S. dollar and the RMB. However, we do not engage in any hedging activities and any significant fluctuation between these currencies may lead to an increase in our costs, which could adversely affect our operating results or financial condition.

We occasionally enter into structured term deposits in which the amount of interest we earn depends on variations in the exchange rates of certain currencies and also on the currency in which the amount deposited is repaid to us. The return on a term deposit, when it is denominated in a foreign currency, will vary according to the interest rate fluctuations of the relevant currency. When it is denominated in RMB, the return will mostly depend on the interest rate policies promulgated by the People’s Bank of China, the central bank of the Chinese Government. In addition, depending on the then current exchange rate, the deposit can be repaid to us in a currency other than the currency of our original deposit at the option of the counterparty. At December 31, 2006, there were no such structured term deposits.

Because a portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Inflation and Monetary Risk

Since our inception, inflation in China has not materially impacted on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Recent Accounting Pronouncements

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation prescribes a more-likely-than-not threshold for financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years ending after December 15, 2006. Earlier application is encouraged. We adopted the provisions of FIN 48 effective January 2007. The adoption of this statement did not have any material impact on our financial position or results of operations.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. In November 2007, the FASB decided to issue a proposed FASB Staff Position (“FSP”) to defer the effective date of SFAS No.157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently reurring basis, until fiscal years beginning after November 15, 2008. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no material effect on the our financial statements.

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this Bulletin had no material effect on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial statements.

In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” which amends FIN 48 and provides guidance concerning how an entity should determine whether a tax position is “effectively,” rather than the previously required “ultimately,” settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The adoption of FSP No. FIN 48-1 had no significant impact on our consolidated financial statements.

BUSINESS

Overview

We are a leading analog IDM based in Greater China, specializing in the design, manufacture and sale of power management ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high-volume markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, we integrate product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our Greater China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support.

By combining our manufacturing capabilities with the analog design expertise of our engineers in both China and Taiwan, we believe we achieve a competitive cost structure relative to analog semiconductor companies in the U.S. and Europe. Our IDM model differentiates us from our fabless competitors by allowing us to develop, implement and control process technologies critical to the performance of power management ICs. As part of our fab-lite strategy, we outsource wafer processing using standard process technology to a third-party, which distinguishes us from traditional IDM competitors by enabling us to reduce our capital expenditures and providing us greater flexibility in the deployment of our resources.

We maintain close, direct relationships with key market-leading end users of our products, including Changhong and Foxconn in China, ASUSTeK and Delta Electronics in Taiwan, Sony in Japan and LG and Samsung in South Korea. In addition, we employ strong distribution channels in Asia to extend our reach and facilitate customer fulfillment logistics. We generated $69.7 million in revenue during the fiscal year ending December 31, 2006, representing 57.0% growth over 2005 revenue.

Our Industry

Shift of the Global Electronics Supply Chain to Asia with China as the Manufacturing Center

An increasing number of OEMs and ODMs in the electronics supply chain have established design, manufacturing and assembly and test facilities in Asia. Within the region, Japan, Taiwan and South Korea have emerged as important design hubs, while China has emerged as the global center for the manufacture and assembly of electronics as OEMs and ODMs capitalize on China’s significant cost advantages and large, well-educated work force. According to Gartner Dataquest, China will be a significant driver of worldwide semiconductor demand, with aggregate consumption of semiconductors in China anticipated to grow from $77.4 billion in 2006 to $121.9 billion in 2011. China is expected to account for 37% of the worldwide semiconductor market by 2011, up from 29% in 2006. We believe that in an effort to reduce costs, simplify the supply chain, receive timely technical support and ultimately reduce time-to-market, manufacturers and designers in Asia are increasingly purchasing ICs and other components from local companies, provided that product performance and reliability meet their requirements.

Historically, most semiconductor manufacturers and design houses in Asia have concentrated their efforts on digital ICs rather than analog ICs, which are more complex in design and require specialized manufacturing processes. As a result, there are relatively few manufacturers in the region with strong competency in analog. Nevertheless, demand for analog semiconductors in Asia, and particularly in China, continues to grow rapidly. Frost & Sullivan, a business research and advisor company, estimates that the analog IC market in China will grow from $10.1 billion in 2006 to $32.5 billion in 2011, representing a compound annual growth rate, or CAGR, of 26.1%.

In tandem with the global migration of semiconductor manufacturing to Asia, many semiconductor companies, particularly outside of Asia, have moved away from captive manufacturing and focused their efforts on IC design, outsourcing manufacturing to the various foundries that have emerged in the region. These foundries were formed in response to the demands of the digital IC industry, and they have typically focused on manufacturing support for digital design. While the fabless business model reduces capital expenditures and operating expenses associated with internal fabrication facilities, a fabless company is constrained by the standardized process technologies, pricing and capacity commitments of its foundry service providers. As a result, many fabless analog semiconductor companies are limited to designing their ICs using widely available, standard process technologies which are not well-suited to high-current, high-voltage power management ICs.

Power Management IC Design and Fabrication

Power management ICs deliver power and regulate voltage, controlling the flow of electrical energy among the various power loads and energy sources in a product or system. Power management ICs play a crucial role in system design because they are critical to efficient power conversion and a stable and reliable power supply. As the number of applications, features and services available on consumer electronics devices increases, the number and variety of power loads, or individual subsystems requiring voltage regulation, has also grown and become more complex.

Of the various process technologies available for designing and manufacturing ICs, complementary metal-oxide-semiconductor, or CMOS, is the most widely used process technology, particularly for digital ICs and low voltage, low current analog ICs. CMOS process technologies can achieve feature sizes, or geometries, of 90 to 65 nanometers and smaller. However, due principally to the large feature sizes required to support the flow of high-current, many power management analog semiconductors do not utilize these leading edge feature sizes. Analog feature sizes for power management ICs typically range from 0.5 micron to 1.2 micron, and as a result analog semiconductors can be manufactured in less expensive fabs with specialized process technologies several generations behind that of leading edge CMOS fabs.

Due to both the rigorous conditions under which power management ICs operate during their lifetimes, and the low error levels tolerated in target applications, reliability is a major challenge in the design and manufacture of power management ICs. Power management IC designs often take advantage of special process and device technologies, such as specialized bipolar, specialized CMOS, BiCMOS and BCDMOS, that are better suited to meet the high-voltage, high-current and reliability requirements. Bipolar process technologies are well-suited for high-current, low noise and precision analog functions. Bipolar devices are manufactured in fabs specifically designed for the bipolar process. Specialized CMOS devices are manufactured in a standard CMOS fab in which one or more process steps have been modified to suit a particular application or function. BiCMOS is a family of mixed processes that combine bipolar devices with CMOS devices on a single IC. BCDMOS is a family of mixed processes that combine double-diffused metal-oxide-semiconductor, or DMOS, devices with bipolar and CMOS devices on a single IC. DMOS devices allow designers to overcome the drawbacks and limitations of bipolar devices and can be manufactured by a process that is compatible with conventional CMOS technologies. DMOS devices have thus found increasing application in power management electronics because of their high power efficiency and ruggedness. Specialized bipolar, specialized CMOS, BiCMOS and BCDMOS processes are typically developed and implemented internally by an IDM, as this allows the IDM to tune those specialized process technologies to meet the specific requirements of its power management ICs.

Characteristics of the Power Management Semiconductor Market

Important characteristics of power management semiconductors, and the power management market in general, include the following:

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Complexity of Design.    The design of an analog power management IC generally involves greater variety and less repetition of circuit elements (cells and functional blocks) than a digital design. Since power management ICs control the flow of energy between power loads and energy sources, they typically have a major impact on the reliability and stability of an electronic device or system. Therefore, reliability and quality are paramount concerns when OEMs and ODMs choose their power management ICs and suppliers, and this further complicates design. In addition, the behavior of an individual circuit element and its interaction with other elements on the chip are highly influenced by the process technology and device structure. Computer-aided engineering and IC design tools are generally limited in their ability to model and predict circuit behavior of analog power management ICs. Therefore manual intervention in the design process is frequently necessary.

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Scarcity of Experienced Analog Engineers.    Because the complex nature of analog power management circuit design does not readily lend itself to the use of automated design tools, design experience and expertise are generally of greater importance in the design of analog circuits than in the design of digital circuits. Experienced analog power management engineers are in great demand and in short supply worldwide, especially in the high-voltage and high-current areas of design.

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Specialized Manufacturing Processes.    Power management semiconductor companies must integrate circuit design with specialized process technologies to optimize the manufacturing cost and product performance for a given application. Analog power management IC designers often utilize specialized manufacturing process technologies, such as specialized bipolar, specialized CMOS, BiCMOS and BCDMOS. Because of the varying characteristics of these process technologies, an IC design may be streamlined and manufacturing costs may be reduced by selecting a particular process technology. Thus, by integrating the IC design with the most appropriate process technology, the IC designer optimizes performance while reducing the cost of production. Because development and implementation of specialized process technologies are critical to product performance, it is important for power management IC designers to maintain control over their process technologies.

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Importance of System-level Knowledge and Support.    With the growing complexity of today’s electronics systems, the continued outsourcing trends in the electronics supply chain and with contract manufacturers seeking to accelerate their products’ time-to-market, it has become increasingly important that suppliers of semiconductors offer their customers a system-level solution with effective real-time support. As power systems and power management ICs have grown in complexity, Asia-based OEMs and ODMs have not maintained or developed sufficient in-house power management system integration expertise. Therefore these OEMs and ODMs in Asia have increasingly come to rely on their power management IC suppliers for system level expertise. Moreover, today’s increasing emphasis on energy efficiency, system reliability and system stability means that power management semiconductor suppliers must fully understand the interactions between various components in a system, and be able to offer system-level support in addition to individual component support. In order to turn a design opportunity with a market-leading end-customer into a design win, it is critical that an analog semiconductor company be able to supply system-level insight, design and technical support.

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Long Product Life Cycles.    Power management ICs generally have long product life cycles, often over three years, because OEMs and ODMs typically design the power management portions of their systems to span multiple generations of their products. Once products are accepted and designed into an application, the system designer is likely to continue to use the same power management architecture and derivative products in a number of its models, as changing power management components may cause unexpected issues with other components within its products and may also cause concerns with regard to system reliability and stability.

Given the increase in analog semiconductor demand in Asia and the growing need for power management ICs to support a wide variety of electronics products, we believe a distinct opportunity exists for a Greater China-based analog IDM. While a fabless power management company can achieve a low cost operating structure and proximity to customers by moving its operations to Asia, due to a lack of control of process technology it is limited in its ability to integrate product design and process technology for the optimal balance of performance and cost per IC. To effectively compete in this market, power management companies need to provide a broad portfolio of products with the required performance metrics and maintain close ties to key customers while leveraging the cost advantages of operating in Asia.

Our Competitive Strengths

As a Greater China-based analog IDM that designs, manufactures and sells power management semiconductors, we believe we are well positioned to capitalize on the relative scarcity of analog power management IC manufacturers in Asia. We have an infrastructure in place in Greater China serving the rapidly growing local demands. Our core competence is our ability to integrate our design with our proprietary process technology to optimize IC performance and cost. In addition, we believe our analog design expertise, product reliability and performance, broad product portfolio, system-level technical support and ability to provide timely, flexible production support and delivery will enable us to capitalize on China’s emergence as a global center for the manufacture of electronics. Our competitive strengths include the following:

Integrated product and process technology development—There are significant technical challenges to designing and fabricating high-current, high-voltage power management ICs. We integrate process and device technologies with circuit design techniques to meet these challenges and deliver cost-effective, reliable and differentiated power management ICs. We have developed proprietary processes, including specialized bipolar, specialized CMOS, BiCMOS and BCDMOS processes, to specifically address high-voltage and high-current power management IC requirements. This variety of technology platforms enables us to choose the most appropriate process technology to meet design specifications for performance and reliability, while reducing the cost of production.

Analog design expertise across Greater China—We have assembled a Greater China-based engineering team and collective analog power management IC design expertise in using bipolar, BiCMOS and BCDMOS process technologies. With operations in Greater China, we are able to combine the design and manufacturing skills of experienced Taiwan engineers with the readily available engineering talent in China to internally develop and train an engineering team that can fully utilize our proprietary process technologies. We believe our access to high quality, low cost design talent in Greater China, along with our ability to internally develop proprietary process technology, provides us with a significant competitive advantage relative to semiconductor designers based in higher cost areas.

Broad product portfolio and system-level design expertise—Our broad product portfolio of analog power management ICs includes a combination of standard and differentiated products. Our standard products include linear regulators and amplifiers, and our differentiated products include AC/DC converter products, DC/DC converter products, audio power amplifiers and Hall ICs. By strategically maintaining a broad product portfolio, we enable our end-customers to reduce the number of suppliers they deal with, thereby simplifying supply chain logistics. In addition, because of our experience in system-level design, we are able to provide our end-customers with system-level insight, design and technical support that are critical to the success of their products, thereby helping to improve product reliability and energy efficiency and reducing time-to-market. In working closely with our end-customers, we may have the opportunity to cross-sell other of our standard or differentiated products that can be used in their system design.

Asia-based fab-lite IDM—Our Shanghai-based fab provides us with cost-efficient dedicated capacity that is critical to serving our customers, and it provides us with a cost advantage over IDMs located in more expensive regions of the world. As an IDM, we maintain exclusive control of our proprietary process technologies in our own fab, and we integrate IC design with the most appropriate process technology, thereby optimizing performance and reducing our cost of production. Owning our own fab also gives us the production flexibility to support unanticipated increases in demand from our customers. As part of our fab-lite strategy, we outsource manufacturing of products based on standard CMOS processes to a third party foundry, with whom we collaborate to adapt specialized processes enabling us to design and develop ICs with our proprietary processes in third party foundry facilities. Our fab-lite strategy allows us to develop, implement and control process technologies critical to the performance of power management ICs, while also capturing certain operational and financial benefits of the fabless model, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs.

Proximity to Asia/China market—We believe we are the first Greater China-based analog IDM to establish a broad end-customer and distributor base throughout Asia. Our Shanghai-based headquarters, with both design and manufacturing facilities, differentiates us from our international competitors by helping us to establish a local brand and presence in Asia. We believe the ability to offer both local design and manufacturing will become an increasingly important distinguishing factor as OEMs and ODMs in Asia seek to simplify supply chain logistics. With offices in Shanghai, Shenzhen, Taipei and Hsinchu, we are able to work directly with leading OEMs and ODMs focused on the computing, communications and consumer electronics end markets. We believe this proximity gives us insight into general market trends and our customers’ product roadmaps and allows us to rapidly design products that meet their specifications. With our locally-based personnel, we are also able to provide effective technical support on a timely basis, helping us to further build our long-term relationships with a broad base of end-customers and distributors.

Experienced management team—We believe the technical expertise and global experience of our management team is a key competitive advantage. Our managers trained at IDMs around the world and are intimately familiar with Asia’s semiconductor markets and industry dynamics. Our management team has an average of 17 years of experience in the semiconductor industry. The experience and dedication of our management team has contributed to new product development and traction with key customers which has contributed to our growth over the past two years.

Our Strategy

Our goal is to be a leading global analog power management semiconductor company. We plan to use our established core competencies in integrated design and manufacturing of analog semiconductors along with our cost-effective, Greater China-based operations to develop a global brand. Key elements of our strategy include:

Continued migration toward high margin differentiated products—Our broad product portfolio of analog power management products includes a combination of standard and differentiated products. Our standard products include ICs such as linear regulators and amplifiers, and our differentiated products include AC/DC converter products, DC/DC converter products, Hall ICs and audio amplifiers. We will continue to enhance our existing products and build our high margin differentiated product portfolio. We will utilize our analog design expertise and our broad product portfolio to continue our migration to higher margin, differentiated products. We believe our ability to offer both standard and differentiated products, combined with our system-level knowledge, will help lead to continued success of design ins and design wins.

Continue to advance our analog technical expertise—We plan to continue to attract and retain qualified engineers from China and Taiwan with experience in integrating high-voltage, high-current design with our proprietary process technology. We also plan to continue to build our analog IC design team by adding engineers from China’s extensive educational system for advanced semiconductor design and to further develop the design knowledge and expertise of these engineers. As we design and develop new products, we will continue our focus on integration of process and device technologies with circuit design techniques to help us deliver cost-effective, reliable, and differentiated products. We will also continue to develop our system level expertise, to be better able to offer our customers the support they increasingly require from their IC suppliers.

Continue to pursue Asia-based fab-lite IDM model—We plan to continue to leverage our fab-lite strategy to invest in processes and capacity where we can differentiate ourselves, such as bipolar process technology. We also plan to continue to work closely with the company that acts as our foundry in Taiwan, as well as with other companies in Greater China, to fully utilize the advanced standard process technologies and manufacturing capacity that is available externally to reduce our capital expenditures. We will continue to operate a cost-advantaged fab in China and to outsource standard processes and production to a third party to reduce our capital expenditures. In order to maintain a certain percentage of our total manufacturing capacity in house, we plan to expand such capacity in the most cost effective manner possible by building, acquiring, or otherwise arranging for additional fabrication facilities on an as-needed basis.

Focus on select high-growth markets—We focus on select high growth, high volume markets such as mobile phones, portable media players, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. We target specific high growth markets that require the high quality, reliability and performance characteristics of our power management semiconductors. We also intend to use our differentiated products to penetrate new markets such as notebook computers.

Develop and strengthen our direct relationships with industry-leading electronics companies—We have generated revenue from our ICs that have been incorporated into products sold by Changhong and Foxconn in China, ASUSTeK and Delta Electronics in Taiwan, Sony in Japan and LG and Samsung in South Korea. We will focus our direct sales contacts on these and other industry-leading electronics manufacturing customers in Asia. Expanding our relationships with key market-leading end-customers in China, Taiwan, South Korea and Japan will help us to better align our product development efforts with their requirements and to increase penetration within those end-customers with more differentiated products and new product types. We will also seek to leverage our success in the Asia Pacific markets to attract more market-leading customers globally.

Our Products and Services

Analog Power Management IC Products

Our broad portfolio of analog power management products is comprised of “standard” products and “differentiated” products. Our standard products include ICs such as linear regulators and amplifiers. Because these standard products are generally industry standard designs, or pin compatible, they can be used in a range of power management systems, and can be designed into a new design or function as a replacement alternative for existing designs. We have leveraged our standard products and our internally developed library of analog circuit design building blocks and design methodologies to develop our portfolio of differentiated products. These differentiated products include AC/DC converter products, DC/DC converter products, audio power amplifiers and Hall ICs. While the substantial majority of our IC sales have been sales of standard products, our differentiated products are increasingly representing a higher percentage of our IC sales. In 2006, 14.7% of our IC sales were attributable to sales of differentiated products. Our goal in moving toward differentiated analog solutions is to achieve a product mix with more favorable gross margins.

We currently produce ICs in the following six analog product types: linear regulator, standard linear, AC/DC converters, DC/DC converters, Hall/FMD ICs and audio power amplifiers. The following table lists the principal end-use application segments and typical end-uses of our products:

Product Type	Description	Product Categories within Product Type	Typical Applications
Linear Regulator	Regulate a voltage supply to an electronic system within a tight tolerance	• Shunt Regulator • Standard Linear Voltage Regulator • Low Dropout Voltage Regulator • Ultra Low Dropout Voltage Regulator • CMOS Low Dropout Voltage Regulator • High PSRR RF CMOS Regulator	Charger/adapter, switching mode power supply (SMPS), home appliances, electric bicycle, FPD TV, PC motherboard, notebook computer, DVD player, graphic card, cell phone, portable electronic device

Standard Linear	Provide for a wide range of analog functions including amplification, comparison, interface and supply voltage supervisor	• Operational Amplifier • Comparator • Data Interface Circuit • Reset (Voltage Detector) • CMOS Rail-to-Rail OPAMP and Comparator	PC motherboard, DVD, ADSL modem, portable devices, consumer electronics

Product Type	Description	Product Categories within Product Type	Typical Applications
AC/DC Converter	Convert an AC main voltage into a lower and safer DC voltage	• Pulse Width Modulation Controller • Power Factor Correction Controller • Constant Current Constant Voltage Controller • Schottky Diode	Cell phone charger/adaptor, notebook computer, PC adaptor, open frame SMPS, electronic ballast, motherboard

DC/DC Converter	Convert a DC voltage source into a higher or lower tightly regulated DC voltage	• Boost LED Driver • Charge Pump LED Driver • Boost DC/DC Converter • Buck DC/DC Converter • Synchronous DC/DC Converter	Cell phone, LCD monitor, FPD TV, WLAN devices, car charger, portable electronic device

Hall/FMD IC	Motion sense and speed control of a moving object	• Hall Sensor • All-in-One Motor Driver • Fan Motor Driver	DC fan, cell phone, notebook computer, E-bike

Audio Power Amplifier	Convert and amplify a low-level signal source into an audible signal to speakers	• Class-AB Audio Power Amplifier • Class-D Audio Power Amplifier	LCD monitor, boom box, cell phone, notebook computer, desktop PC, FPD TV

Other Products and Services

Our foundry services business complements our analog products business by generating a broader revenue base and lowering our overall per unit manufacturing costs by utilizing our excess fab capacity. We currently offer our selected customers fabrication services using 1.5 micron to 4 micron bipolar and BiCMOS manufacturing technologies. Since we were founded, idle capacity cost as a percentage of revenue has generally declined as we approach 100% capacity utilization of our fab. In the years ended December 31, 2004, 2005 and 2006, foundry services represented 16.8%, 14.5% and 12.5% of our revenue, respectively.

Historically, we have manufactured discrete semiconductors to utilize unused fab capacity, which helps us to cover our fixed costs. Discrete semiconductors are semiconductor devices consisting of a single transistor or diode in a package and are used in a variety of applications, including power management. We offer discrete bipolar transistors and discrete Schottky diodes. In 2006, sales of discrete semiconductors represented approximately 7.8% of our revenue. Due to their very low gross margins, we plan to phase out production of discrete bipolar transistors by the end of 2008.

Customers, Selling and Marketing

Our sales efforts are focused on key market-leading OEM and ODM end-customers in China, Taiwan, Japan and South Korea. We typically maintain close direct contact with the three to five largest end-customers in any given application area. We also maintain strong distribution channels throughout the Asia-Pacific region to facilitate end-customer fulfillment logistics. In 2006, 90.2% of our IC revenue was derived from sales through our independent distributors. Our primary distributors are located in China, Hong Kong, Taiwan, South Korea, Japan and Singapore. The majority of our distributors purchase our products under short-term non-exclusive agreements. The majority of our products are sold under our own brand names, while the remainder are sold on a private label basis. In 2006, no single distributor or end-customer accounted for more than 10% of our total revenue.

Our sales and marketing team consists of 63 employees as of September 30, 2007. Our sales offices in China are located in Shanghai and Shenzhen and we also have sales offices in Taipei and Hayward, California. Through these sales offices, we seek to maintain close contact with our end-customers, in particular, industry-leading electronics companies in Asia, and our sales and marketing staff, design engineers and other technical personnel work directly with end-customers to provide complete reference designs using our analog ICs as well as performance validation of our products to increase design wins as well as to develop the BCD brand.

Our sales cycle typically begins with our first contact with an end-customer or distributor and ends when we make the first shipment of product orders to the distributor or the end-customer. The length of our sales cycles varies substantially, and can be greater than six months, and at times can even be two years or more. Factors affecting the length of our sales cycles include, among other things, the technical capabilities of the end-customer, the requirements for product customization and the end-customer’s auditing and qualification process.

In general, we do not have long-term or exclusive agreements with our distributors. They may distribute competing products and they may terminate their relationships with us with limited advance notice. In addition, pursuant to distribution agreements with some of our distributors or through a stock rotation program, subject to certain specified conditions, our distributors may be able to return a limited amount of the products they purchased from us. Under agreements with certain of our distributors, we have agreed to indemnify distributors in some circumstances against liability arising from claims that our products infringe or violate third party intellectual property rights. We have also agreed to indemnify distributors who are responsible for a significant portion of our revenue against liability from defects in our products. Agreements with a significant number of our distributors provide a return right, every six months, of up to five percent of the monetary value of the products purchased in the preceding six months if the distributor makes a restocking order for an equal or greater amount within a specified period. We also have a stock rotation program in effect that was implemented in 2006. This program grants certain distributors a return right, each quarter or six-month period on a calendar basis, of up to four percent of the monetary value of the products purchased, the percentage depending in some cases on the amount of products purchased within a specified period. See “Risk Factors—Risks Related to Our Financial Condition and Business—Our sales are dependent upon independent distributors who can terminate their relationships with us with limited advance notice or return products and any decrease in sales to end users by any of those distributors could adversely affect our operation results.”

Research and Development

Our product development efforts typically take from six months to eighteen months, depending on the product’s complexity. We also develop new process technologies that we believe will be critical in our development and production of certain new product families. Process technology development is expensive and is based on certain assumptions regarding future demand that may or may not materialize.

We focus our research and development activities on circuit design, process technology and systems architecture. We employ an analog engineering team of over 110 professionals, over half of whom have post-graduate engineering degrees. This research and development team includes many experienced semiconductor engineers with advanced degrees from leading universities around the world and managers with experience from leading global analog IDMs, as well as top graduates from the leading universities in China and Taiwan. We believe this combination enables us to rapidly implement our manufacturing technology roadmap and provides us with skilled personnel to lead our technology advancement in the future.

We utilize analog process technologies, including specialized bipolar and BiCMOS, which enable us to provide our customers with power management and other analog products that optimize performance. We have developed design and manufacturing expertise in additional manufacturing technologies, including BCDMOS. In addition to developing newer manufacturing technologies, we continue to expand our internally developed library of analog cells and functional blocks and develop additional standardized design methodologies and tools. As a result, our engineers are often able to implement new designs efficiently without spending additional time to design every component of an analog IC, reducing the time to market for new analog products.

We spent $5.7 million in 2004, $4.0 million in 2005 and $4.1 million in 2006 on research and development, which represented approximately 14.2%, 9.0% and 5.8%, respectively, of our revenue in those years. We plan to continue to invest additional amounts in research and development, in particular in the areas of differentiated products and proprietary technologies.

Manufacturing

The production of our semiconductor products is a complex process that can be broadly divided into three stages:

•	fabricating the semiconductor circuit on a wafer, which is a round, flat piece of silicon on which one to several tens of thousands of semiconductor circuits can be built;

•	packaging the semiconductor circuit by slicing the wafer into individual semiconductor circuits, or die, and placing each die into a package for insertion onto a printed circuit board; and

•	testing the packaged semiconductor circuit.

The performance of analog ICs is highly dependent upon specialized analog manufacturing technologies. We believe that the fab-lite IDM model allows us to reduce our capital expenditures and other costs while optimizing IC performance by developing and implementing designs using the most appropriate manufacturing technologies. We have developed and plan to continue to develop specialized manufacturing technologies that allow us to produce analog semiconductors with competitive price/performance characteristics as compared to competing analog products.

Our fab is located in the Cao He Jing Hi-Tech Park in Shanghai. Currently, our fab is capable of producing six-inch wafers using a variety of manufacturing technologies including 1.5 micron to 4 micron bipolar technology, 1.5 micron BiCMOS technology and 1.5 micron depletion-mode CMOS technology. The current maximum throughput of our fab is approximately 30,000 six-inch wafers per month. We anticipate that during fiscal year 2008, after completion of planned equipment upgrades and enhancements, our fab will be capable of producing six-inch wafers at a maximum throughput of approximately 36,000 wafers per month with a capital expenditure of approximately $1.5 million. We anticipate that additional planned equipment upgrades and enhancements will also permit our fab to implement 1.0 micron BiCMOS manufacturing technology. The size of our fab, including its Class 10 clean room, is approximately 3,556 square meters.

To augment our manufacturing capabilities, we make use of foundry services from a leading semiconductor company in Taiwan. This third-party foundry is capable of producing six-inch wafers using a variety of manufacturing technologies including 0.5 micron CMOS technology and 0.6 micron BCDMOS technology.

We have achieved ISO9001:2000 certification in our fab, and we have also been certified as meeting the standards of ISO14001 and ISO/TS 16949. ISO9001:2000 is a set of criteria for developing a fundamental quality management system, focusing on continuous improvement, defect prevention and the reduction of variation and waste. ISO14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. ISO/TS 16949 is an ISO technical specification which adds existing automotive quality system requirements within the global automotive industry to the of ISO9001:2000 requirements. Our products and manufacturing facilities have been certified by such major electronics manufacturers as Taiwan-based Delta Electronics, South Korea-based Samsung, and Japan-based Sony.

Analog circuit design focuses on precise matching and placement of circuit elements, and analog circuits in power management often require large geometries, or feature sizes, relative to digital circuits to manage high current and high voltage. As a result, the analog circuit manufacturing process generally requires lower initial capital expenditures and less frequent replacement of manufacturing equipment because the equipment has, to date, been less vulnerable to technological obsolescence. Substantially all of our equipment has been previously-owned and was manufactured by leading global vendors such as Ultratech, Inc., Applied Materials, Inc. and Lam Research Corporation. Most of our equipment suppliers offer maintenance services through technicians based in China.

Our fabrication processes use many raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers. In 2006, we purchased all of our raw wafers from four raw wafer suppliers. A significant portion of our gas, wafers and chemicals are sourced directly or indirectly from outside of China.

We subcontract all of our packaging requirements and a majority of our final product testing requirements. We have qualified a variety of different subcontractors and are not dependent on a single subcontractor.

Intellectual Property

We rely on a combination of patent, copyright, maskwork rights, trademark and trade secret laws and contractual restrictions, which include non-competition provisions, to protect the proprietary aspects of our business and technology. We do not depend on licenses to the proprietary technology of third parties to enable us to manufacture our products. As of September 30, 2007, we had 28 patent applications on file in China, of which 12 had been granted, and we had 12 patent applications on file in the United States, of which four had been granted. We hold three trademark registrations in China.

There can be no assurance that pending patent applications or other applications that may be filed will result in issued patents or that any issued patents will survive challenges to their validity. We have registered trademarks relating to our trade names “BCD” and “AAC” in China, but have not registered, and may not be able to register, such trademarks in the United States or elsewhere.

To facilitate the rapid integration of our products into our targeted market segments, we conduct extensive evaluation of our standard products against standardized product specifications. We also validate our products on the application systems of target customers and market segments to ensure system compatibility, thus eliminating or minimizing the need for our customers to redesign their systems. We seek to promote innovation and creativity of our engineers through various incentive programs. With respect to the intellectual property rights of others, we take precautionary measures throughout the product development phase. We also have a policy in place that prohibits possible infringement of third party patents by our products. While we generally undertake the foregoing precautions to avoid infringement of third party patents, there can be no assurances that we will be aware of every relevant existing third party patent or that our alternative designs will not infringe any third party patents.

On June 14, 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, filed suit against our PRC subsidiary, SIM-BCD, and our U.S. subsidiary, BCD Semiconductor Corporation, in the United States District Court for Northern District of California. The complaint alleged that certain PWM controller chips produced and sold by those companies infringe Power Integrations’s U.S. Patent Nos. 5,313,381, 6,107,851 and 6,249,876. Power Integrations is seeking damages as well as an injunction against unspecified allegedly infringing products. On October 15, 2007, Power Integrations filed a motion to dismiss the complaint in the United States District Court for the Northern District of California and on the same day filed a substantially similar complaint in the United States District Court for the District of Delaware. On January 25, 2008, Power Integrations filed a motion for preliminary injunction. See “Risk Factors—Risks Related to Our Financial Condition and Business—If we are unsuccessful in defending against the patent infringement lawsuit filed by Power Integrations, Inc., we could be prevented from selling certain of our products and/or be required to pay substantial damages or fines.”

Competition

Our markets are highly competitive and we face significant competition for products in each of our business areas from both Asia-based and international companies. We compete with global analog IDMs, such as Fairchild Semiconductor International, Inc., National Semiconductor Corporation, ON Semiconductor Corporation, Rohm Co., Ltd., STMicroelectronics N.V. and Texas Instruments Incorporated. We also compete with fabless analog IC manufacturers, such as Advanced Analogic Technologies Incorporated, Diodes, Inc., Monolithic Power Systems, Inc. and Power Integrations, Inc. Additionally, we compete with Taiwan-based fabless analog IC companies such as Advanced Analog Technology, Inc., Global Mixed-Mode Technology Inc. and Richtek Technology Corporation. Our ability to compete depends on a number of factors relating to our products including:

•	price/performance ratio;

•	functionality and integration level;

•	quality and reliability;

•	technical service and support;

•	system know-how and support;

•	diversity of product line;

•	production flexibility for unexpected demands;

•	delivery in large volumes on a timely basis; and

•	recruiting design talent.

We believe we generally compete favorably with respect to these factors, although we may be at a disadvantage in comparison to larger companies with broader product lines and greater technical service and support capabilities and financial resources.

Employees

As of September 30, 2007, our workforce consisted of 932 employees, of which 905 were located in China. We maintain offices in Taiwan and the United States with 27 employees located in such offices. Of our employees, 655 were in manufacturing, 130 were in research and engineering, 63 were in marketing and sales and 84 were in general and administration. We plan to increase our design engineer headcount significantly over the remainder of 2007 and the next several years. We maintain design centers in the PRC in Shanghai and Shenzhen, and in Taiwan in Hsinchu. As of December 31, 2006, our workforce consisted of 826 employees, as of December 31, 2005, our workforce consisted of 826 employees and as of December 31, 2004, our workforce consisted of 929 employees.

None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. We provide to our employees an employee stock option program, social welfare benefits for qualified PRC employees and a global medical insurance plan for overseas employees.

Properties

Our manufacturing facilities are located in the Cao He Jing Hi-Tech Park in Shanghai, China. SIM-BCD, our wholly owned subsidiary, is the tenant under several lease agreements with SIMIC for our manufacturing facilities at 800 Yishan Road, Shanghai. The leases expire at various times beginning in September 2010.

In addition, SIM-BCD is leasing temporary space elsewhere from various parties for our warehousing facilities and office space for the Facilities Department. The leases expire at various times beginning in January 2008. SIM-BCD has decided not to renew the leases for its warehouse space located at 829 Yishan Road, Shanghai, and 1089 Qinzhou Road, Shanghai, both of which expire in January 2008. This storage space will be replaced by storage space in our new headquarters building on Jiang Chuan Road, Minhang District, Shanghai, which we occupied in January 2008.

SIM-BCD is also the tenant under two lease agreements with a private individual for our Shenzhen Office and Shenzhen Research and Development Center located at Rooms E and G, 5F, Noble Center, No. 1006, 3rd Fuzhong Road, Futian District, Shenzhen. The leases expire in July 2009.

SIM-BCD has decided not to renew the lease of its office space located at 8F, B Zone, 900 Yishan Road, Shanghai. The lease expires in January 2008. The occupants of this office space have moved into our new headquarters building on Jiang Chuan Road, Minhang District, Shanghai, which we occupied in January 2008.

BCD Shanghai, our wholly-owned subsidiary, has been granted a land use right to the lot bearing the address Qiu 1/1, 60th Street, Jiang Chuan Road, Minhang District, Shanghai on

which our new headquarters building, which we occupied in January 2008, is located. The land use right expires in February 2056. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Contractual Obligations and Commitments.”

BCD Taiwan, our wholly-owned subsidiary, is the tenant under a lease agreement with Kenwei International Co., Ltd. for our office in Taiwan, located at 4th Floor, No. 298-1, Ruiguang Road, Neihu District, Taipei. The lease expires in March 2008. BCD Taiwan is also the tenant under a lease agreement with Tai Yuen Textile Co., Ltd. for our Hsinchu Research and Development Center, located at Suite 11, 6th Floor, No. 38, Tai-Yuen Street, Jubei City, Hsinchu. The lease expires in February 2009.

BCD US, our wholly-owned subsidiary, is the tenant under the lease agreement with Wah Da Trading, Inc. for our office in the United States, located at 30920 Huntwood Ave. Hayward, California 94544. The lease does not have a fixed term. Either party can terminate with one month’s advance notice to the other party.

The following table sets forth the location, size and primary use of our leased real properties.

Location	Size (Building)	Primary Use
	(in square meters)
Qiu 1/1, 60th Street, Jiang Chuan Road, Minhang District, Shanghai, PRC	109,809	Mixed (including corporate headquarters)
800 Yishan Road, Shanghai, PRC	7,459	Wafer fabrication
800 Yishan Road, Shanghai, PRC	120	Warehouse
800 Yishan Road, Shanghai, PRC	136	Office
2nd Floor, 770 Yishan Road, Shanghai, PRC	150	Employee cafeteria
235 Chengbei Road, Jiading District, Shanghai, PRC	700	Warehouse
Room E, 5F, Noble Center, No. 1006, 3rd Fuzhong Road, Futian District, Shenzhen, PRC	137	Marketing and sales
Room G, 5F, Noble Center, No. 1006, 3rd Fuzhong Road, Futian District, Shenzhen, PRC	137	Research and development
6F-11, No. 38, Tai-Yuen St., Jubei City, Hsinchu, Taiwan	288	Research and development
30920 Huntwood Ave., Hayward, CA 94544	12	Marketing and sales
4th Floor, No. 298-1, Ruiguang Road, Neihu District, Taipei, Taiwan	172	Marketing and sales

Electricity and Water

We use substantial amounts of electricity in our manufacturing process. This electricity is sourced for our locations from the Shinan Power Supply Corporation, an affiliate of the Shanghai Municipal Electricity Corporation. We have not experienced any material disruptions in electricity supply to our fab to date, and also maintain emergency back-up generators to power safety and emergency systems.

The semiconductor manufacturing process uses extensive amounts of fresh water. We source our fresh water for our Shanghai fab from the Shanghai Waterworks Shinan Co. Ltd. We believe this water supply is adequate for our requirements and, to date, we have not experienced any seasonal or periodic shortages.

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fab. Our operations are subject to regulation and periodic monitoring by China’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the PRC national and local governments may at their own discretion close or suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us, and we believe that we have been in material compliance with applicable environmental regulations and standards.

We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements.

We have obtained the ISO 14001 certification for our fab. The ISO 14001 quality standard is a voluntary standard and part of a comprehensive series of quality standards for environmental management published by the International Standards Organization. The ISO 14001 quality standard covers environmental management principles, systems and supporting techniques.

We believe we are the first China-based semiconductor manufacturer to be certified as having met the requirements of the Sony Green Partner Program. The Sony Green Partner Program encourages suppliers of Sony to target the reduction and possible elimination of environmentally hazardous substances used in the production of their products. Green Partners must meet Sony’s environmental standards and are required to work continuously to maintain and upgrade their environmental management systems. Green Partner status is ordinarily reviewed every two years.

Legal Proceedings

On June 14, 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, filed suit against our PRC subsidiary, SIM-BCD, and our U.S. subsidiary, BCD Semiconductor Corporation, in the United States District Court for the Northern District of California. The complaint alleged that certain PWM controller chips produced and sold by those companies infringe Power Integrations’s U.S. Patent Nos. 5,313,381, 6,107,851 and

6,249,876. Power Integrations is seeking damages as well as an injunction against unspecified allegedly infringing products. On October 15, 2007, Power Integrations filed a motion to dismiss the complaint in the United States District Court for the Northern District of California and on the same day filed a substantially similar complaint in the United States District Court for the District of Delaware. On January 25, 2008, Power Integrations filed a motion for preliminary injunction. See “Risk Factors — Risks Related to our Financial Condition and Business — If we are unsuccessful in defending against the patent infringement lawsuit filed by Power Integrations, Inc., we could be prevented from selling certain of our products and/or be required to pay substantial damages or fines.”

We are not aware of any other litigation or other legal matters which could reasonably be expected to have a material adverse effect on our business. As is the case with many companies in the semiconductor industry, we may receive from time to time communications from third parties asserting that our technologies, fabrication processes, design of the semiconductors made by us or use by our customers of semiconductors made by us may infringe the patents, the trademarks or other intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations. In addition, we could become involved in litigation from time to time relating to claims arising out of our ordinary course of business or otherwise.

Our Corporate Structure

We are a holding company registered on April 8, 2004 by way of continuation (from Bermuda) as an exempted company in the Cayman Islands. We have four wholly owned PRC direct subsidiaries and one Hong Kong direct subsidiary. Our direct PRC subsidiaries are Shanghai SIM-BCD Semiconductor Manufacturing Co. Ltd., or SIM-BCD, which is our primary operating entity; BCD (Shanghai) Semiconductor Manufacturing Limited, or BCD Shanghai; Advanced Analog Circuits (Shanghai) Corporation or AAC; and MEMS Manufacturing (Shanghai) Co. Ltd., or MEMS. Our direct Hong Kong subsidiary is BCD Semiconductor Limited, or BCD HK.

We hold five indirect subsidiaries, including Excel Power Technology Limited, or Excel HK, a Hong Kong subsidiary of BCD HK, BCD Semiconductor (Taiwan) Company Limited, or BCD Taiwan, a wholly owned Taiwan subsidiary of BCD HK, Excel Power Technology Limited Cayman, or Excel Cayman, a wholly owned Cayman subsidiary of BCD Hong Kong, and BCD Semiconductor Corporation, or BCD US, a wholly owned United States subsidiary of Excel Power.

Excel HK is the legal entity through which most of our export sales are channeled. BCD Taiwan hosts our selling and marketing and R&D teams in Taiwan. BCD US hosts our sales and purchase functions in the US.

AAC and MEMS are in the process of being merged into SIM-BCD, pending completion of certain administrative procedures.

Below is a table that summarizes our corporate structure. All of our subsidiaries are wholly owned with the exception of BCD HK and Excel HK, which are substantially wholly owned.

REGULATION

The integrated circuit industry in China is subject to substantial regulation by the PRC government. This section sets forth a summary of the most significant PRC regulations that affect our business in China.

Regulations and Policies that Encourage the Development of Semiconductor Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export related matters concerning integrated circuit design enterprise (ICDEs) and integrated circuit production enterprises (ICPEs).

Accreditation of ICDEs and ICPEs

Only duly accredited ICDEs and ICPEs may qualify for preferential industrial policies. Pursuant to the Regulations on Administration of the Accreditation of Integrated Circuit Design Enterprises and Products jointly issued by the Ministry of Information Industry, or MII, and the State Administration of Taxation, or SAT, on March 7, 2002 and the Notice Concerning Adjustment of Accreditation Organization and Administration Manner of Integrated Circuit Design Enterprises and Products jointly issued by the MII and the SAT on June 30, 2004, in order to obtain accreditation, an ICDE must:

•	be a legally established enterprise whose principal business is semiconductor design;

•	possess the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	comply with basic guidelines for IC product production, and possess the capacity to maintain product manufacturing quality; and

•	generate more than 30% of its total annual revenue from the self-design of semiconductor products and integrated circuit design services.

The MII is the authorized examination and approval administration for accreditation of ICDEs and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of ICDEs.

Pursuant to the Administration Measures for Accreditation of Integrated Circuits Enterprises Encouraged by the State (Trial Implementation) jointly issued by the National Development and Reform Commission, or NDRC, the MII, the SAT, and General Administration of Customs, or GAC, on October 21, 2005, in order to obtain accreditation, an ICPE must:

•	be a legally established enterprise whose business is production of integrated circuits;

•	possess the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	comply with basic guidelines for IC product production, and possess the capacity to maintain product manufacturing quality;

•	generate more than 60% of its total annual revenue from the production of integrated circuits; and

•	commit no illegal actions verified by a competent local taxation authority.

The NDRC, the MII, the SAT and the GAC are the authorized examination and approval administration for accreditation of ICPEs.

Advanced Analog Circuits (Shanghai) Corporation, or AAC, has received accreditation as an ICDE and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd., or SIM-BCD, has received accreditation as an ICPE. Presently, each of SIM-BCD and AAC is entitled to the preferential industrial policies described below, except for the preferential taxation policies specially applying to ICPEs whose total investment exceed RMB 8,000 million (approximately $1.05 billion) or whose integrated circuits have a linewidth of 0.25 micron or less.

Encouragement of Foreign Investment in Semiconductor Industry

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the NDRC and the Ministry of Commerce on October 31, 2007, foreign investment in integrated circuit design and production of ICs that have a linewidth of 0.18 micron and less is encouraged and may be eligible for certain types of preferential treatment as stipulated in PRC laws and regulations.

Preferential Taxation Policies

Enterprise Income Tax.    Each of our PRC subsidiaries, as a foreign-invested enterprise, or FIE, is subject to taxation pursuant to the Income Tax Law of the PRC Concerning Enterprises with Foreign Investment and Foreign Enterprises and various local income tax laws.

Under the IC Policies, ICDEs are treated as software enterprises for purposes of tax treatment.

Accredited ICDEs enjoy certain preferential policies for the enterprise income tax. From the year in which an ICDE first has positive accumulated earnings, the ICDE is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. AAC has been accredited as an ICDE and, subject to approval by the competent tax authority, is entitled to such tax preferential treatment.

Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB 8,000 million or whose integrated circuits have a linewidth of 0.25 micron or less are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and transportation industries. Enterprises with foreign investment engaged in the energy and transportation industries enjoy exemption from or reduction of foreign-invested enterprise income tax, or FEIT.

Under relevant regulations and subject to approval by the local tax authorities, our PRC subsidiaries, except for BCD Shanghai, which may be granted the preferential tax treatment similar to that granted for foreign investment in the energy and transportation industries, are entitled to a full exemption from FIE income tax for two years starting with the first year of taxable earnings, and a 50% reduction for the following three years. For the potential effects of the new tax law on our preferential tax treatments, see “Risk Factors — Risks Related to Doing Business in China — Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.”

Exemption of Customs Duties and Import-Related Value-Added Tax.    Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB 8,000 million or whose integrated circuits have a linewidth of 0.25 micron or less are exempt from customs duties and import-related value-added tax when importing raw materials and consumables used for self-production.

The Raw Materials Taxation Notice issued on October 1, 2004 further sets forth a detailed list of the raw materials and consumables used for self-production of qualified ICPEs that are subject to the preferential tax treatment set forth above.

Under the IC Notice, integrated circuit technology, production equipment, and equipment and instruments specialized for use in fabricating integrated circuits that are imported by a duly accredited ICPE are, with the exception of commodities listed in the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions as approved by the State Council, exempt from customs duties and import-related value-added tax.

Under the Construction Materials Taxation Notice issued on September 26, 2002, the importation of construction materials and auxiliary equipment, specifically for clean rooms, and spare parts for the production of integrated circuits (as listed in the annex to the Construction Materials Taxation Notice), by ICPEs whose total investment exceeds RMB 8,000 million or whose integrated circuits have a linewidth of 0.25 micron or less is exempt from customs duties and import-related value-added tax.

Income Tax on Fees for the Use of Proprietary Technology.    Under the Provisional Regulations Concerning the Reduction and Exemption of Income Tax on Fees for the Use of Proprietary Technology, issued by the Ministry of Finance effective from January 1, 1983, preferential income tax treatment is granted to foreign enterprises, which have no establishment in China and provide proprietary technology to be used in China, with respect to fees for the use of proprietary technology concerning certain large size integrated circuit production technologies. With respect to fees for the use of the proprietary technology (including fees for blueprints and documentation, fees for technical services and fees for personnel training relating to the right of use of the transferred proprietary technology), such as technology for fabricating integrated circuits, income tax may be levied at a reduced rate of 10%. Income tax for such foreign enterprises may be exempted if the relevant technology is deemed to be advanced and the terms for use of the proprietary technology are preferential.

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

The intellectual property laws of China and the United States are based on written statutes. However, in contrast to the U.S. system, while prior court decisions in China may be cited for reference, they have only limited precedential value. PRC law is generally less protective of intellectual property rights than is United States law and, historically, PRC courts often have not enforced the intellectual property laws of China to the same degree as United States courts might enforce the intellectual property laws of the United States. The primary differences between PRC and U.S. intellectual property law include the registration procedure, the protection period and the remedies for protection and enforcement of intellectual property. For example, China follows a first-to-file rule where patents are issued to the first applicant to file a patent for an invention, while the United States follows a first-to-invent rule where patents are issued to the first inventor. Similarly, PRC trademark law is based on a first-to-register system as opposed to the United States’ first-to-use system.

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:

•

the Patent Law of the People’s Republic of China, or the Patent Law, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985 and as amended on August 25, 2000;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

•

the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•

the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991 and as amended on October 27, 2001;

•

the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, promulgated on April 2, 2001, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office in China.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office in China decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use the patent if: (i) three years have passed from the date of granting an invention patent or a utility model patent; and (ii) the company has been unsuccessful in obtaining a license from the holder of the rights within a reasonable period of time despite good faith attempts to obtain the license. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses, or to uses that counter anti-competitive actions, as determined by judicial or administrative procedures.

Under the Layout Design Regulations, the Intellectual Property Administration Department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, which requires remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or a department of supervision and inspection against unfair competition.

Environmental Regulation

Our PRC subsidiaries are subject to a variety of PRC environmental laws and regulations promulgated by the central and local governments concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon the completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after the examination and acceptance by the relevant environmental authority, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge permits for the above wastes and noise are then issued for a specified period of time. MEMS and SIM-BCD have received approvals of the relevant environmental assessment impact reports. Neither MEMS nor SIM-BCD, however, has obtained the discharge permits. Pursuant to a circular issued by the Shanghai Environmental Protection Bureau dated March 27, 2007, the competent authority is in the process of issuing or renewing discharge permits for the enterprises in Shanghai and such process is not likely to be finalized until the end of 2009.

From time to time during the operation of our PRC subsidiaries, and also prior to renewal of the necessary discharge permits, the relevant environmental protection authority will monitor and audit the level of environmental protection compliance of these subsidiaries. Discharge of liquid, solid or gaseous waste over permitted levels may result in imposition of fines, imposition of a time period within which rectification must occur or even suspension of operations.

Enterprise Income Tax Regulation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

According to the new tax law, entities that qualify as high technology companies “specially supported” by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. According to the implementation rules, high technology companies “specially supported” by the PRC government shall refer to enterprises that own core proprietary intellectual property rights, and fulfill all of the following conditions:

(1)	Their products (services) fall under the prescribed scope of “High Technology Sectors Specially Supported by the PRC Government”;

(2)	Research and development expenses shall not be less than the prescribed percentage of income from sales;

(3)	Income from high technology products (services) accounts for not less than the prescribed percentage of their total income;

(4)	The number of technicians account for not less than the prescribed percentage of the total number of employees of the enterprises; and

(5)	Other conditions as prescribed in the administrative measures for the assessment of the high technology enterprises.

The “High Technology Sectors Specially Supported by the PRC Government” and the administrative measures for the assessment of the high technology enterprises shall be jointly formulated by the relevant science technology, finance and tax departments of the State Council and other relevant government bodies of the State Council and released for enforcement after been reported to and approved by the State Council.

For the potential effects of the new tax law on our preferential tax treatments, see “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiaries and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders and “Risk Factors — Risks Related to Doing Business in China — Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.”

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. Substantially all of our operational management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which will exclude the dividends from PRC subsidiaries to their foreign shareholders.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE or its competent local branches.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE or its competent local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission, or their respective competent local branches.

On January 5, 2007, SAFE promulgated the Implementing Rules of measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures.

In addition, the General Administration of Taxation has recently issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options.

Regulations on Foreign Shareholder Loans to PRC Entities

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to foreign invested enterprises (FIEs), including their subsidiaries in China, are considered foreign debt, and such loans must be registered with local branches of SAFE. Under the provisions, FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount capital contribution made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration of Industry and Commerce or its local counterpart. Our PRC subsidiaries are FIEs subject to the regulations discussed above.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated distributable profits as determined in accordance with PRC accounting standards and their articles of association. Remitting dividends by a wholly foreign-owned enterprise out of China will be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Our wholly-owned subsidiaries should allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The allocation percentage of such funds is decided by our wholly-owned subsidiaries. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents (as determined under the SAFE regulations) to penalties under PRC foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents (as determined under the SAFE regulations) in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions. We have notified all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

New Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the New M&A Rules, which came into effect on September 8, 2006.

Under the New M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors will be subject to the approval from Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise will be subject to the approval of Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listing company or an offshore SPV. As defined in the New M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV must be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.

Under the New M&A Rules, the listing of an SPV is subject to prior approval of the CSRC. On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the New M&A Rules are subject to CSRC approval. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.” Our PRC counsel, Commerce & Finance Law Offices, have advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, given that we completed our restructuring before September 8, 2006, the effective date of the new regulations, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market.

PRC Land Use Tax Tentative Regulations

Under the newly revised PRC Land Use Tax Tentative Regulations, since January 1, 2007, foreign-invested enterprises are subject to land use tax, levied on a yearly basis.

PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, the transfer of patent application rights and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology that does not fall into the above two catalogs, can be imported or exported upon the registration with competent commercial administration authority. The transfer of technology between us and our PRC subsidiaries is subject to these requirements. For further details, see “Risk Factors—Risks Related to Doing Business in China—If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.”

MANAGEMENT

Directors and Executive Officers

The table below sets forth the certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Herbert Chang(2)(3)	45	Director (and Founder)

Tung-Yi Chan	49	Chief Executive Officer and Director

Chieh Chang	55	Director (and Founder)

Dwight Decker(1)(2)(3)	57	Chairman of the Board of Directors

Anthony Sun(1)(2)	55	Director

Joseph Liu	56	Director (and Founder)

Michael Pfeiffer (1)(3)	56	Director

Ji Wei Sun	67	President of China Operations (and Founder)

Jean-Claude Zhang	42	Chief Financial Officer

David Chen	54	Chief Technology Officer and Vice President Engineering

Jonathan Wang	48	Vice President of Sales, Marketing and Business Development

Bing Sun(4)	36	Controller

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Mr. Sun is not an executive officer of the company

Herbert Chang is one of our founders, has served as a director of our company since January 2002 and served as the Chairman of our board of directors from September 2002 to January 2008. Mr. Chang has been the President of InveStar Capital, Inc. since 1996, the Chief Executive Officer of C Squared Management Corporation since April 2004 and a Managing Member of Forefront Associates, LLC since 1998. Each of these companies serves as a management company or general partner of privately-held venture funds that focus on investing in early-stage companies in the semiconductor, telecommunications and networking, software or internet industries. Mr. Chang also serves on the board of directors of Marvell Technology Group Ltd., Monolithic Power Systems, Inc. and a number of private companies. Mr. Chang received a B.S. in geology from National Taiwan University and an M.B.A. from National Chiao Tung University in Taiwan.

Tung-Yi Chan joined our company as Chief Executive Officer and became a member of our board of directors in 2005. Mr. Chan has approximately 20 years of experience in research and development, marketing and sales management in the semiconductor industry. Mr. Chan has worked for companies such as Intel and Cypress Semiconductor. Before joining our company, Mr. Chan was Vice President of Sales at Winbond Electronics Corp. He was in charge of its global sales from 2001 to 2005 and managed Winbond’s Non-Volatile Memory product line from 1995 to 2000. Prior to joining Winbond, Mr. Chan was Technology Development Manager for Cypress Semiconductor Corporation from 1990 to 1993 and a Senior Device Engineer at Intel Corporation from 1987 to 1990. Mr. Chan holds a B.S. in electrical engineering from National Taiwan University, an M.S. and Ph.D. in Electrical Engineering from the University of California, Berkeley and an M.S. in management from Stanford University.

Chieh Chang is one of our founders, has served as a director of our company since February 2001 and served as our Chief Operating Officer from February 2005 to August 2005. Mr. Chang currently serves on the board of directors of Oplink Communications, Inc. and Genesis Microchip Inc. From 2000 to 2003, he was the Chief Executive Officer of Programmable Microelectronics Corporation (now, Chingis Technology Corporation), a fabless semiconductor design company. From April 1992 to August 1996 he was the Director of Technology at Cirrus Logic, Inc., a semiconductor company. Mr. Chang received a B.S. in electrical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Los Angeles.

Dwight Decker joined our board of directors in July 2004 and became Chairman of our board of directors in January 2008. Dr. Decker has been the Chairman of the board of directors of Conexant Systems, Inc. since its formation in a spin-off from Rockwell International in January 1999. He was also the Chief Executive Officer of Conexant from its formation until February 2004, and again from November 2004 until July 2007. Decker joined Rockwell International in 1989 and prior to the Conexant spin-off from Rockwell, Decker was Senior Vice President of Rockwell and President of Rockwell Semiconductor Systems. Before joining Rockwell, he was Director of Modem Engineering for Telebit Corporation. Previously, he was an Assistant Professor of Mathematics at North Carolina State University in Raleigh, N.C. Dr. Decker also serves as Chairman of the Boards of Directors of Mindspeed Technologies, Inc. and Skyworks Solutions, Inc. and is a board member of two private companies. He received his B.Sc. in mathematics and physics from McGill University and his Ph.D. in applied mathematics from the California Institute of Technology.

Anthony Sun joined our board of directors in April 2004. Mr. Sun joined Venrock Associates in 1979 and has served as a Managing General Partner since 1997, where he has had an instrumental role in the completion of public offerings and mergers in over two dozen companies and currently serves on the board of eleven Venrock portfolio companies. He also serves on the board of directors of Cognex Corporation. Mr. Sun received B.S. and M.S. degrees in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Joseph Liu is one of our founders, served on our board of directors from October 2000 to June 2004 and rejoined our board in October 2006. He also served as our President from October 2000 to September 2002. Mr. Liu founded Oplink Communications, Inc. in 1995 where he is currently President, Chief Executive Officer and a member of the board of directors. Prior to founding Oplink, Mr. Liu served as the Chairman of the board of directors and Chief Executive Officer of Techlink Semiconductor and Equipment Corp. and as the General Partner of Techlink Technology Ventures. Mr. Liu received a B.S. in chemical engineering from Chinese Cultural University, Taiwan and an M.S. in industrial engineering from California State University, Chico.

Michael L. Pfeiffer joined our board of directors in January 2008. Mr. Pfeiffer had previously spent 31 years with PricewaterhouseCoopers LLP from 1976 until his retirement in September 2007, the last 18 of those years as a partner. During his career at PricewaterhouseCoopers, he was the engagement partner on more than a dozen initial public offerings of technology companies. Mr. Pfeiffer is a certified public accountant in California and Oregon. He received his B.A. in economics from Eckerd College in Florida and an MBA from the University of Oregon.

Ji Wei Sun is one of our founders, became our President of China Operations in July 2003, served as our Vice President and as a member of our board of directors between October 2000 and February 2001 and rejoined our board of directors between July 2004 and October 2006. Mr. Sun has over 35 years of experience in the semiconductor industry. Prior to joining our company, Mr. Sun was the President of JSC KORONA Semiconductor, Moscow, Russia from 1996 to 2000. From 1981 to 1996 Mr. Sun was the Executive Vice President of HuaKo Electronics Co., Ltd. HK. From 1965 to 1980 he held various positions in the Computer Lab of Semiconductor Research Institute, Chinese Academy of Science, Beijing, China. Mr. Sun received a B.S. in physics from the University of Science and Technology of China, Beijing, China.

Jean-Claude Zhang joined our company in July 2006 as our Chief Financial Officer. Before joining our company, Mr. Zhang held various positions at Group Alcatel including, from March 2003 to June 2006, Chief Financial Officer of Alcatel Taiwan and Alcatel South Korea, from September 1998 to March 2003 within Alcatel China as Financial Controller, Chief Financial Officer and General Manager of Shanghai Alcatel Networks Systems Services Co. Ltd, and from September 1997 to August 1998, Manager of Financial Controls at Alcatel Telecom HQ. Prior to joining Group Alcatel, Mr. Zhang served as Financial Controller of Valeo Wiper Systems (Paris) from November 1996 to July 1997, and Financial Controller of Valeo Wenling Automotive System Co., Ltd. from April 1994 to October 1996. From April 1991 to March 1994 he was a financial analyst at Group IDS France. Since 2005, he has served as Foreign Trade Advisor (Conseiller du Commerce Exterieur) for the French Government. Mr. Zhang graduated from Shanghai International Studies University, received a Master’s degree in law studies from University of R. Schuman, Strasbourg, France and a post-graduate degree in business administration from IECS-EME, Strasbourg, France.

David Chen joined our company and became our Vice President of Engineering in March 2002, and became our Chief Technology Officer in 2004. Mr. Chen has over 23 years of experience in the semiconductor industry. Prior to joining our company, Mr. Chen held various positions, including management positions, in which he led IC design and development teams. From 1996 to 2001, he was a Design Manager and Distinguished Member of Technical Staff at Texas Instruments Incorporated. Mr. Chen received a B.S. in mechanical engineering from National Cheng Kung University, an M.S. in power control from National Tsing Hua University, Taiwan and an M.S. in electrical engineering from the University of California, Los Angeles.

Jonathan L. Wang joined our company as our Vice President of Marketing and Business Development in September 2006 and became Vice President of Sales, Marketing and Business Development in June 2007. Before joining our company, Mr. Wang was with Winbond Electronics Corp. in Taiwan from 2005 to 2006 as Associate Vice President in charge of its Wireless Communications Product Center. Prior to that, Mr. Wang was with Inprocomm, Inc. in Taiwan from 2002 to 2005 and eventually became its President in April 2004. From 2000 to 2002, Mr. Wang was with Onestop Technology Co. Ltd. as its Chief Technical Officer. From 1999 to 2000, Mr. Wang founded and operated a contract research and development company in New Jersey. From 1988 to 1999, he held various positions in engineering and research with Telcordia Technologies, Inc. (formerly Bellcore). Jonathan received his B.S. degree from National Taiwan, University, Taiwan and his M.S. and Ph.D. degrees from the University of Southern California, all in electrical engineering.

Bing Sun joined our company and became our Financial Controller in April 2007. Prior to joining our company, Mr. Sun was Audit Manager with Deloitte Shanghai from May 2006. Prior to this position, Mr. Sun was Regional Internal Control Manager for Greater China with BAX Global (China) Co. Ltd, a subsidiary of The Brink’s Company, from October 2005 to May 2006, and Supervising Audit Senior with The Brink’s Company corporate office in the United States from February 2004 to September 2005. From May 1999 to February 2004, Mr. Sun pursued a career in external audit as a senior auditor with Deloitte & Touche LLP in the United States.

Mr. Sun graduated from Zhejiang University with a Bachelor’s Degree in English, and received an M.B.A. from Virginia Commonwealth University. Mr. Sun has been an active U.S. CPA since 2001.

The business address of each of these officers and directors is BCD Semiconductor Manufacturing Limited, Qiu 1/1, 60th Street, Jiang Chuan Road, Minhang District, Shanghai PRC.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company. See “—Employment Agreements” below for a description of the confidential information and invention assignment agreements we have entered into with each of our executive officers.

Terms of Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors currently consists of seven directors. The number of directors may be changed by the board of directors without shareholder approval.

We believe that each of the members of our board of directors, except for Tung-Yi Chan, our Chief Executive Officer, and Joseph Liu, will be an “independent director” as that term is used in the Nasdaq corporate governance rules.

Effective upon the completion of the offering, no shareholder will have the contractual right to designate persons to be elected to our board of directors, and our post-offering memorandum and articles of association will provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes of directors with two, two and three directors in Class I, Class II and Class III, respectively, with no more than one class eligible for re-election at any annual shareholders meeting. The three Class I directors will initially be elected for a term expiring on the date of our 2008 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class II directors will initially be elected for a term expiring on the date of our 2009 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors will initially be elected for a term expiring on the date of our 2010 annual shareholders meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Share Capital—Differences in Corporate Law—Anti Takeover Provisions in Our Memorandum and Articles of Association” for more information.

The following table sets forth the names and classes of our directors who will take office following the completion of the offering:

Class I	Class II	Class III
Tung-Yi Chan	Chieh Chang	Dwight Decker
Herbert Chang	Anthony Sun	Joseph Liu
Michael Pfeiffer

Under our post-offering memorandum and articles of association, directors may be removed for negligence or other reasonable cause at any time before the expiration of his term by a special resolution passed at a duly convened shareholder meeting by holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by the holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the directors in office. A director so elected shall hold office until the next succeeding annual shareholder meeting. Such director is eligible for reelection at that time.

Also, a director may vote on a proposal, arrangement or contract in which the director is interested, provided that such director has disclosed his interest in such matter to the board of directors at a meeting of the board of directors.

In addition, our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of the company or of any third party.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages if a duty owed by our directors is breached. See “Description of Share Capital—Differences in Corporate Law—Directors’ Fiduciary Duties” for more information on the duties of our directors.

Committees of Our Board of Directors

Effective upon the completion of the offering, we have established three committees under the board of directors—the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter of each of these committees. Each committee’s expected members and functions are described below.

Audit Committee

Our audit committee will consist of Dwight Decker, Michael Pfeiffer and Anthony Sun, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules and meets the independence Standards of Rule 10A-3(b) of the Securities Exchange Act of 1934, as amended. Michael Pfeiffer will be the Chairperson of our audit committee. Mr. Pfeiffer replaced Michael Sophie, who resigned from the board of directors, including the audit committee and compensation committee thereof, of the company. Mr. Sophie’s resignation was not based on any disagreements between Mr. Sophie and the company. See “Related Party Transactions—Private Placements” for a description of transactions between us and entities affiliated with our audit committee members. The responsibilities of our audit committee will include, among other things:

•	appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors and, if appropriate, discharging our independent auditors;

•

pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non audit services proposed to be provided to us by our independent auditors;

•	discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•

reviewing and discussing reports from our independent auditors on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within the U.S. GAAP, that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) treatments preferred by our independent auditors, and (v) other material written communications between our independent auditors and management;

•	resolving any disagreements between management and our independent auditors regarding financial reporting;

•

establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and approving in advance all proposed related party transactions;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will consist of Herbert Chang, Dwight Decker and Anthony Sun, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules, and is “independent” as such term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and Rule 16b-3 of the Securities Exchange Act of 1934, as amended. Dwight Decker will be the Chairperson of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. See “Related Party Transactions—Private Placements” for a description of transactions between us and entities affiliated with our compensation committee members. The responsibilities of our compensation committee will include, among other things:

•	reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;

•	reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and

•

reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Herbert Chang, Dwight Decker and Michael Pfeiffer, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules. Herbert Chang will be the Chairperson of our nominating and governance committee. The nominating and corporate governance committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. See “Related Party Transactions—Private Placements” for a description of transactions between us and entities affiliated with our nominating and corporate governance committee members. The responsibilities of our nominating and corporate governance committee will include, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy on our board of directors;

•	identifying and recommending directors to serve on and to be chairpersons of our audit committee and compensation committee, as well as our nominating and corporate governance committee itself;

•

reviewing periodically the size and structure of our board of directors as well as its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising our board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and any corrective actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Director and Executive Compensation

During the year ended December 31, 2007, the aggregate cash compensation of our executive officers as a group was $1,171,324 of which $871,324 was paid in 2007 and $300,000 of which was accrued by the company for payment in 2008. We do not provide pension, retirement or similar benefits to our executive officers and directors.

Prior to December 31, 2007, options to purchase an aggregate of 10,010,000 ordinary shares had been granted under our Second Amended and Restated 2002 Share Plan to our directors and executive officers. The exercise prices of such options range from $0.10 to $2.68 per ordinary share and have expiration dates ranging from October 2012 to August 2017.

Employment Agreements

Each of our executive officers has entered into an invention assignment and confidentiality agreement with us. We require employees to execute the same invention assignment and confidentiality agreement or other agreement with substantially similar terms. Under the terms of the agreement, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us all right (including intellectual property right and moral right), title and interest in and to any and all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets, whether or not patentable, copyrightable or protectable as trade secrets, that (i) are made or conceived or first reduced to practice or created by the executive officer, either alone or with others, during the period of his employment, (ii) are developed using our equipment, supplies, facilities or trade secrets, (iii) result from work performed by the executive officer for us, or (iv) relate to our business or current or anticipated research and development. In addition, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without our written authorization, any confidential information. Confidential information includes, without limitation, inventions, marketing plans, product plans, business strategies, financial information, forecasts, personnel information and customer information. Each executive officer also has agreed to not bring or use in the performance of his duties for us any confidential documents or materials of a former employer or induce any other person to perform such acts. Furthermore, each executive officer has agreed to not solicit or take away our suppliers, customers, employees or consultants for his own benefit or for the benefit of any other party during the two-year period immediately following such executive officer’s termination of employment.

We have entered into employment offer letters with each of Tung-Yi Chan, our Chief Executive Officer, Jean-Claude Zhang, our Chief Financial Officer, David Chen, our Chief Technology Officer, and Jonathan Wang, our Vice President of Sales, Marketing and Business Development. We may terminate their employment at any time, with or without cause, and these executive officers may also terminate their employment at any time, for any reason or no reason at all. In the case of a termination without cause or a resignation for good reason within twelve months following a change in control, Tung-Yi Chan is entitled to certain severance benefits, including (i) a severance payment in an amount equal to six months of his then current base salary and (ii) accelerated vesting of unvested options equal to (a) the options that would have vested upon the next anniversary of his employment and (b) 25% of the remainder of the remaining unvested option awards. In the case of a termination by us without cause, David Chen is entitled to accelerated vesting of one year of the remaining unvested option awards, provided he has no then existing claims against us. In the event that we terminate the employment of Tung-Yi Chan and David Chen for cause, or if such executive officer resigns without good reason, he will not be entitled to any severance benefits.

For purposes of the offer letter with Tung-Yi Chan, “cause” means (i) subject to exceptions, a willful failure by the executive officer to substantially perform his duties, (ii) a willful act by the executive officer that constitutes gross misconduct and is injurious to us, (iii) a material and willful violation by the executive officer of a federal or state law or regulation applicable to our business which is injurious to us, or (iv) the executive officer’s conviction of, or plea of guilty or no contest to, a felony. For purposes of the offer letter with Tung-Yi Chan, “good reason” means (i) a significant reduction, or removal, of the executive officer’s duties, position or responsibilities, unless the executive officer is provided with a comparable position, (ii) a reduction in the aggregate level of the executive officer’s compensation, other than a reduction which is substantially the same for all our officers, or (iii) a relocation of the executive officer’s principal place of employment by more than fifty (50) miles from its then current location. For purposes of the offer letter with Tung-Yi Chan, “change in control” means (i) any person is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities, (ii) the date of the consummation of a merger or consolidation of us with any other corporation, other than a merger or consolidation which would result in the voting securities of our outstanding securities immediately prior thereto continuing to represent more then fifty percent (50%) of the total voting power represented by our voting securities or such surviving entity outstanding immediately after such merger or consolidation, or (iii) the date of the consummation of the sale or disposition by us of all or substantially all of our assets. For purposes of the offer letter with David Chen, “cause” means (i) theft, misappropriation or embezzlement of our property by him, or falsification of our documents or records by him; or (ii) conviction (including any plea of guilty or nolo contendere) of any felony or other crime involving moral turpitude or dishonesty by him; or (iii) any material breach by him of any employment agreement between us and him, which breach is not cured pursuant to the terms of such agreement.

Equity-Based Compensation Plans

Second Amended and Restated 2002 Share Plan

Our Second Amended and Restated 2002 Share Plan, or 2002 Share Plan, was adopted by our board of directors and shareholders in September 2005 and subsequently amended in August 2007. It provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporation’s employees, and for the grant of and nonstatutory stock options, or NSOs, to our employees, directors and consultants and any parent and subsidiary corporation’s employees and consultants. We do not intend to issue any additional awards under the 2002 Share Plan following the offering. Instead we will grant options under our 2007 Equity Incentive Plan, described below. Our 2002 Share Plan will continue, however, to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve.    As of December 31, 2007, we have authorized a total of 22,500,000 ordinary shares for issuance pursuant to our 2002 Share Plan, subject to anti-dilution provisions. As of such date, options to purchase 12,058,125 ordinary shares were outstanding, 8,370,192 ordinary shares were outstanding from the exercise of options and 2,071,683 ordinary shares were available for issuance under this plan.

Administration.    Our board of directors, or a committee appointed by our board, administers the 2002 Share Plan. The administrator has the power to determine to whom options will be granted, the fair market value of the ordinary shares and the number of ordinary shares to be covered by each option; to modify or amend any option; to approve forms of agreement for use under the 2002 Share Plan; and, to determine the terms and conditions of any options granted under the 2002 Share Plan including, but not limited to, grant dates, exercise prices, the time or times when options may be exercised, vesting schedules and other relevant terms of the options, including whether the options will be ISOs or NSOs.

Options.    The exercise price of options granted under the 2002 Share Plan have been, but are not required to be, equal to 100% of the fair market value of our ordinary shares on the date of grant as determined by our board of directors on such date. The options granted to directors and consultants under our 2002 Share Plan were immediately vested on the date of grant, and substantially all of the options granted to employees under our 2002 Share Plan vest as to 25% of the underlying ordinary shares on each of the first four anniversaries of the vesting commencement date.

Options granted under the 2002 Share Plan may be exercised at any time after they vest. In the event of the termination of service of an optionee, the unvested portion of an option is forfeited and the vested portion terminates either (i) six months after a termination of service due to the death or permanent disability of the optionee, (ii) three months after termination of service for any other reason, or (iii) such longer periods as may be provided for in option agreements with our optionees.

Transferability.    Unless the administrator approves otherwise, options granted under our 2002 Share Plan are not transferable other than by will or the laws of descent and distribution and may be exercised by the optionee only during the lifetime of the optionee.

Change in Control Transactions.    Our 2002 Share Plan provides that in the event of a change of control (as defined in the 2002 Share Plan) or a merger of our company, each outstanding option may be assumed or an equivalent option or right may be substituted by the successor corporation. Following the completion of the offering, in the event that no such substitution or assumption occurs, the option will automatically vest and become exercisable for a period of 15 days, after which the option will terminate. Options granted to our directors on August 17, 2007 will fully vest and become exercisable in the event of a change of control or merger of our company even if outstanding options are otherwise assumed or substituted by the successor corporation.

Amendment and Termination.    The 2002 Share Plan will automatically terminate on September 29, 2015. Our board of directors has the authority to amend, alter or terminate the 2002 Share Plan at any time, provided that such action does not impair the rights of any optionee. Termination shall not affect the administrator’s ability to exercise the powers granted thereunder.

2007 Equity Incentive Plan

Concurrently with this offering, we intend to establish the 2007 Equity Incentive Plan. Our board of directors and our shareholders have adopted our 2007 Equity Incentive Plan.

Our 2007 Equity Incentive Plan provides for the grant of ISOs to our employees and any parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve.    The maximum aggregate number of our ordinary shares that may be issued under the 2007 Equity Incentive Plan is equal to the sum of (i) the number of options available for grant under the 2002 Share Plan as of the completion of the offering and (ii) the number of options outstanding under the 2002 Share Plan as of the completion of the offering, which as of December 31, 2007 equaled 14,129,808. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	3% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	10 million ordinary shares; or

•	such other amount as our board of directors may determine.

Administration.    Our board of directors or a committee of our board administers our 2007 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2007 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Options.    The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an ISO may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Share Appreciation Rights.    Share appreciation rights may be granted under our 2007 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted Shares.    Restricted shares may be granted under our 2007 Equity Incentive Plan. Restricted share awards are ordinary shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Restricted shares that do not vest are subject to our right of repurchase or forfeiture.

Restricted Share Units.    Restricted share units may be granted under our 2007 Equity Incentive Plan. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability.    Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.    Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and share appreciation right as to all of the ordinary shares subject to the award, all restrictions on restricted shares will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved at target levels, and all other terms and conditions met. The option or share appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice.

Amendment and Termination.    Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

2007 Employee Share Purchase Plan

Concurrently with this offering, we intend to establish the 2007 Employee Share Purchase Plan. Our board of directors and our shareholders have adopted our 2007 Employee Share Purchase Plan. The 2007 Employee Share Purchase Plan will become effective upon the completion of the offering. The maximum aggregate number of our ordinary shares that may be issued under the 2007 Employee Share Purchase Plan is 1,200,000, subject to the anti-dilution provisions. Ordinary shares to be issued under the plan may be authorized and unissued ordinary shares, issued ordinary shares that have been reacquired by us (in the open-market or in private transactions), ordinary shares purchased by a trustee, third party or other agent for the account of the plan or a combination thereof. In addition, our 2007 Employee Share Purchase Plan provides for annual increases in the number of ordinary shares available for issuance thereunder on the first day of each fiscal year, beginning with 2009, equal to the least of:

•	1% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year;

•	3,000,000 ordinary shares; or

•	such other amount as our board of directors may determine.

The 2007 Employee Share Purchase Plan is intended to qualify for favorable federal income tax treatment under the provisions of Section 423 of the Internal Revenue Code. Under the 2007 Employee Share Purchase Plan, all of our employees and the employees of our participating subsidiaries are eligible (subject to certain limited exceptions set forth in the Internal Revenue Code) to elect to accrue purchase rights to purchase our ordinary shares at a discount by making contributions to his or her individual account through payroll deductions.

Our compensation committee (or such other committee as may be appointed by our board of directors) administers the 2007 Employee Share Purchase Plan. Subject to certain limitations, our compensation committee may from time to time delegate some or all of its authority to one or more of its members or persons other than its members and may from time to time appoint a plan administrator.

The 2007 Employee Share Purchase Plan will be implemented by a series of offering periods. Our compensation committee will determine the starting and ending dates of each offering period, but no offering period can be shorter than six months or longer than twenty-seven months.

An eligible employee may elect to participate in the 2007 Employee Share Purchase Plan for any offering period by completing the applicable enrollment documents and submitting them to the appropriate individual in our human resources department. A participant will elect to have payroll deductions made on each payday during the offering period in a dollar amount specified in the employee’s enrollment documents. These deductions will be credited to an account on behalf of a participant.

Our compensation committee will determine the maximum amount that any employee may contribute to his or her account under the 2007 Employee Share Purchase Plan during any calendar year. A participant may not accrue purchase rights at a rate that exceeds $25,000, based on the fair market value of the plan shares or such lower amount as our compensation committee may determine for each calendar year in which any purchase right is outstanding. Before the start of the relevant offering period, our compensation committee will determine the maximum number of our ordinary shares that may be available for sale in such offering period.

A participant may terminate participation in the 2007 Employee Share Purchase Plan and withdraw from an offering by submitting a withdrawal notice and receiving all of his or her accumulated payroll deductions from that offering. Upon withdrawal, the participant’s right to purchase our ordinary shares for the current offering period will be terminated, and the participant will no longer be able to participate in the current offering.

On the last day of the offering period, a participant’s accumulated contributions are used to purchase ordinary shares at a price equal to the lesser of (i) an amount not less than 85% of the fair market value (as defined in the plan) of an ordinary share on the date the offering period commenced, or (ii) an amount not less than 85% of the fair market value (as defined in the plan) of an ordinary share on the date the offering period concluded. The ordinary shares are then deposited to an account established in the participant’s name with a broker designated by us or our applicable participating subsidiary.

If a participant’s employment terminates prior to the end of an offering period for any reason (subject to the limited exception set forth below), we will pay to the participant his or her account balance and the participant’s right to purchase our ordinary shares under the 2007 Employee Share Purchase Plan will automatically terminate. If a participant’s employment terminates less than three months prior to the end of the offering period for certain “non-cause” triggers (e.g., retirement, death or long-term disability), the participant will continue to participate in the 2007 Employee Share Purchase Plan for only the offering period then in progress, except that the participant’s contributions will cease with the contribution made from such participant’s final paycheck.

The 2007 Employee Share Purchase Plan provides that our compensation committee may adopt one or more sub-plans applicable to separate classes of eligible individuals who are subject to laws of jurisdictions outside of the United States and to grant purchase rights to such individuals in accordance with such sub-plans. In addition, our compensation committee may establish a trust and appoint a trustee or custodian in connection with the 2007 Employee Share Purchase Plan to comply with the laws of any relevant jurisdiction.

Our board of directors may amend or terminate the 2007 Employee Share Purchase Plan at any time. Our board of directors may also change the offering periods, limit the frequency or number of changes in the amount withheld during an offering period and make other changes and establish other limitations or procedures that our compensation committee determines to be advisable and consistent with the plan. We must obtain shareholder approval to increase the maximum aggregate number of our ordinary shares that may be issued under the 2007 Employee Share Purchase Plan other than as described above or to reduce the purchase price per ordinary share, except for changes effected under the anti-dilution provisions.

Unless earlier terminated by our board of directors, the 2007 Employee Share Purchase Plan will terminate on the twentieth anniversary of the effective date of such plan, except with respect to any outstanding purchase rights thereunder.

PRINCIPAL SHAREHOLDERS

The table below sets forth information as of December 31, 2007 regarding the beneficial ownership of our ordinary shares, assuming the conversion of all outstanding preference shares into ordinary shares upon completion of this offering, by:

•	each person known by us to beneficially own 5% or more of our ordinary shares (on an as-converted basis) as of the date of this prospectus; and

•	each of our directors and executive officers as of the date of this prospectus.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 79,905,481 ordinary shares, which includes 16,670,192 ordinary shares outstanding as of December 31, 2007 and gives effect to the issuance of 63,235,289 ordinary shares upon the conversion of our preference shares outstanding as of December 31, 2007 into ordinary shares upon the completion of the offering.

The percentage of beneficial ownership of our ordinary shares after the offering, assuming the underwriters do not exercise the over allotment option, is based on 109,905,481 ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares to be sold by us in the offering.

We have granted to the underwriters an option, exercisable in whole or in part at the underwriters’ discretion, at any time and from time to time, on or before [•], 2008 to purchase up to an additional 900,000 ADSs at the initial public offering price per ADS less the underwriting discount solely to cover over-allotments, if any. The percentage of beneficial ownership of our ordinary shares after the offering, assuming the underwriters exercise the over allotment option, is based on 114,405,481 ordinary shares outstanding after the offering.

Except as described in the footnotes below, we believe each shareholder has sole voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is: c/o BCD Semiconductor Manufacturing Limited, Qiu 1/1, 60th Street, Jiang Chuan Road, Minhang District, Shanghai PRC.

	Beneficial Ownership Before Offering (1)		Beneficial Ownership After Offering (1) If the Underwriter’s Option is not Exercised		Beneficial Ownership After Offering (1) If the Underwriter’s Option is Exercised in Full
Name	Number of Ordinary Shares	%	Number of Ordinary Shares	%	Number of Ordinary Shares	%
Directors and Executive Officers
Herbert Chang (2)	878,945	1.10	878,945	*	878,945	*
Tung-Yi Chan (3)	1,300,000	1.60	1,300,000	1.17	1,300,000	1.12
Chieh Chang (4)	3,000,000	3.75	3,000,000	2.73	3,000,000	2.62
Dwight Decker (5)	250,000	*	250,000	*	250,000	*
Joseph Liu (6)	3,100,000	3.88	3,100,000	2.82	3,100,000	2.71
Michael Pfeiffer	—	—	—	—	—	—
Anthony Sun (7)	6,086,666	7.53	6,086,666	5.49	6,086,666	5.28
Ji Wei Sun (8)	1,425,000	1.77	1,425,000	1.29	1,425,000	1.24
Jean-Claude Zhang (9)	100,000	*	100,000	*	100,000	*
David Chen (10)	400,000	*	400,000	*	400,000	*
Jonathan Wang (11)	60,000	*	60,000	*	60,000	*
All Directors and Executive Officers as a Group (11 persons)	16,600,611	19.99	16,600,611	14.69	16,600,611	14.12
5% or Greater Shareholders
Core Asia Capital Limited (12)	18,610,500	23.29	18,610,500	16.93	18,610,500	16.27
Venrock Associates (13)	5,836,666	7.24	5,836,666	5.28	5,836,666	5.07
New Enterprise Associates (14)	5,666,667	7.03	5,666,667	5.12	5,666,667	4.92
Sino-Alliance International, Ltd. (15)	4,300,000	5.38	4,300,000	3.91	4,300,000	3.76
All 5% or Greater Shareholders as a Group	34,413,833	42.35	34,413,832	30.93	34,413,833	29.73

*	Represents less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. All options and warrants exercisable into ordinary shares or preference shares convertible into ordinary shares within 60 days following December 31, 2007 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder, except as described above.
(2)	Includes 500,000 ordinary shares registered in the name of C Squared Venture Capital, Inc., and 378,945 ordinary shares registered in the name of C Squared Investment, Inc. Our director, Herbert Chang, is the Chief Executive Officer of C Squared Management Corporation, which is the fund manager of C Squared Venture Capital, Inc., C Squared Investment, Inc. and C Squared Investment Corp. Each of Herbert Chang and Peter Chang may be deemed to have shared voting and investment power over the shares held by the funds affiliated with C Squared Management Corporation. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)	Represents 1,300,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Chan, which have an exercise price of $1.00 per share and an expiration date of October 19, 2015.

(4)	Includes 750,000 ordinary shares held by The Chieh Chang 2007 Annuity Trust and 750,000 ordinary shares held by The Lily Chang 2007 Annuity Trust. Mr. Chang is the trustee of The Chieh Chang 2007 Annuity Trust and Mr. Chang’s wife, Lily Chang, is the trustee of The Chieh Chang 2007 Annuity Trust.
(5)	Represents 250,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Decker, which have an exercise price of $1.00 per share and expiration dates that range from September 2, 2014 to April 24, 2016.
(6)	Includes 1,000,000 ordinary shares held by Joseph Y. Liu 2007 Annuity Trust and 1,000,000 ordinary shares held by Emmy Y. Liu 2007 Annuity Trust and 100,000 ordinary shares held by Emmy Y. Liu, Mr. Liu’s wife. Mr. Liu is the trustee of Joseph Y. Liu 2007 Annuity Trust and Emmy Y. Liu is the trustee of Emmy Y. Liu 2007 Annuity Trust.
(7)	Includes 4,197,250 ordinary shares registered in the name of and 559,634 ordinary shares issuable pursuant to a warrant held by Venrock Associates IV, L.P., 854,900 ordinary shares registered in the name of and 113,986 ordinary shares issuable pursuant to a warrant issued to Venrock Partners, L.P. and 97,850 ordinary shares registered in the name of and 13,046 ordinary shares issuable pursuant to a warrant issued to Venrock Entrepreneurs Fund IV, L.P. The warrants are currently exercisable. Our director, Anthony Sun, is a Managing Member of each of Venrock Management IV, LLC, Venrock Partners Management LLC and VEF Management IV, LLC, the general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively. The Managing Members of each of the general partners are Anthony Sun, Anthony Evnin and Ray Rothrock, each of whom may be deemed to have shared voting and investment power over the shares held by the funds affiliated with Venrock Associates. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 250,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Sun, which have an exercise price of $1.56 per share and an expiration date of April 22, 2017.
(8)	Includes 425,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Sun, which have exercise prices that range from $0.10 per share to $1.42 and expiration dates that range from February 14, 2014 to February 13, 2017.
(9)	Represents 100,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Zhang, which have an exercise price of $1.00 per share and an expiration date of April 24, 2016.
(10)	Includes 50,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Chen, which have an exercise price of $0.10 per share and an expiration date of February 17, 2014.
(11)	Represents 60,000 ordinary shares issuable upon exercise of options exercisable within 60 days of December 31, 2007 held by Mr. Wang, which have an exercise price of $1.00 per share and expiration date of October 15, 2016.
(12)	The sole shareholder and beneficial owner of Core Asia Capital Limited is Chen-Hua Chang, the mother-in-law of Joseph Liu, one of our directors and a founder. Ms. Chang’s percentage ownership of our ordinary shares (on an as-converted basis) decreased from approximately 45% to approximately 30% in April 2004 as a result of our issuance of Series C preference shares and warrants to purchase Series C preference shares. Her percentage of beneficial ownership of the Company decreased from approximately 30% to approximately 25% from April 2004 to September 2007 as a result of our issuance of ordinary shares upon the exercises of options granted to employees, directors and consultants and our issuance of preference shares upon the exercises of warrants to purchase preference shares.

(13)	Represents 4,197,250 ordinary shares registered in the name of and 559,634 ordinary shares issuable pursuant to a warrant held by Venrock Associates IV, L.P., 854,900 ordinary shares registered in the name of and 113,986 ordinary shares issuable pursuant to a warrant issued to Venrock Partners, L.P. and 97,850 ordinary shares registered in the name of and 13,046 ordinary shares issuable pursuant to a warrant issued to Venrock Entrepreneurs Fund IV, L.P. The warrants are currently exercisable. Our director, Anthony Sun, is a Managing Member of each of Venrock Management IV, LLC, Venrock Partners Management LLC and VEF Management IV, LLC, the general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively. The Managing Members of each of the general partners are Anthony Sun, Anthony Evnin and Ray Rothrock, each of whom may be deemed to have shared voting and investment power over the shares held by the funds affiliated with Venrock Associates. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P. is 2494 Sand Hill Road, Menlo Park, CA 94025.
(14)	Represents 4,991,500 ordinary shares registered in the name of, and 665,533 ordinary shares issuable pursuant to a warrant held by, New Enterprise Associates 11, Limited Partnership and 8,500 ordinary shares registered in the name of, and 1,134 ordinary shares issuable pursuant to a warrant held by, NEA Ventures 2004, Limited Partnership. The warrants are currently exercisable. NEA Partners 11, Limited Partnership is the sole general partner of New Enterprise Associates 11, Limited Partnership, and the sole general partner of NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. Each of M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles M. Linehan, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell, and Eugene A. Trainor III are Managers of NEA 11 GP, LLC and may be deemed to have shared voting and investment power over the shares held by NEA Partners 11, Limited Partnership. Daniel Moore is the general partner of, and may be deemed to have voting and investing power over, the shares held by NEA Ventures 2004, Limited Partnership. Each of the individuals named above disclaims beneficial ownership of the shares held by the funds affiliated with New Enterprise Associates except to the extent of his pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership and NEA Ventures 2004, Limited Partnership is 2490 Sand Hill Road, Menlo Park, CA 94025.
(15)	Represents 1,800,000 ordinary shares issued in September 2004 to SAIL Financial Group Limited or SAIL pursuant to arrangements between the Company and Shanghai SIMIC Electronics Co., Ltd. or SIMIC and subsequently transferred to Sino-Alliance International, Ltd., or Sino-Alliance by SAIL, and 2,500,000 Series A preference shares issued in September, 2005 upon the exercise of a warrant issued by the Company to SAIL pursuant to arrangements between the Company and SIMIC and subsequently transferred to Sino-Alliance by SAIL. SAIL is a wholly owned subsidiary of Sino-Alliance, which is a wholly owned subsidiary of Shanghai Alliance Investment Ltd. Shanghai Alliance Investment Ltd. holds 20% of the outstanding equity interest of SIMIC. See “Related Party Transactions — Relationship with SIMIC” for a description of the securities issuances to SAIL. The address for Sino-Alliance International Ltd. is P.O. Box 30995 SMB, George Town, Grand Cayman, Cayman Islands, British West Indies.

As of December 31, 2007, there were 82,455,481 ordinary shares outstanding on an as-converted (assuming conversion of all outstanding preference shares, the exercise of warrants and the conversion of warrants as described in “Prospectus Summary — The Offering”) basis, 39.79% of which were held by 73 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In April 2004, we issued to 42 shareholders an aggregate of 20,000,000 Series C preference shares at $2.50 per Series C preference share. Entities affiliated with Venrock Associates (affiliated with Anthony Sun), New Enterprise Associates and C Squared Management Corporation (affiliated with Herbert Chang) purchased shares from us in our Series C preference share private placement.

In addition, we have issued warrants to purchase Series C preference shares to certain purchasers of our preference shares. See “Description of Share Capital—History of Share Issuances” for more information on these warrants.

Other Equity Issuances

We have granted options to certain of our directors and executive officers pursuant to our 2002 Share Plan. See “Management—Director and Executive Compensation” for a description of such options.

Relationship with SIMIC

Overview

In August 2001, we entered into several cooperation agreements with Shanghai SIMIC Electronics Co., Ltd., or SIMIC, a PRC state-owned company, to establish three jointly owned PRC subsidiaries, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd., or SIM-BCD, Advanced Analog Circuits (Shanghai) Corporation, or AAC, and MEMS Manufacturing (Shanghai) Co., Ltd., or MEMS, through which we would conduct our principal operations. SIMIC is ultimately owned and controlled by the PRC Academy of Sciences and Shanghai municipal government. We and SIMIC had subscription rights to contribute assets of 83% and 17%, respectively, into each entity. Subsequently, in February 2002, we and SIMIC entered into two agreements pursuant to which each of our jointly owned entities would become our wholly owned subsidiaries and SIMIC would become one of our shareholders.

Transfers of interests in AAC, MEMS and SIM-BCD

In July 2002, SIMIC transferred to us its entire interest in AAC and MEMS, and AAC and MEMS became our wholly owned subsidiaries. In consideration of this transaction and after certain conditions were met, we issued 1,800,000 ordinary shares to SAIL Finance Group Limited, or SAIL, an affiliate of SIMIC, in September 2004. SAIL is indirectly owned by the Shanghai municipal government. In October 2005, SAIL transferred these shares to Sino-Alliance International Ltd., or Sino-Alliance, another affiliate of SIMIC. For details regarding the relationship between SIMIC and Sino-Alliance, please see footnote 14 to the table of our principal shareholders set forth under the caption “Principal Shareholders.”

In November 2004, SIMIC transferred its entire interest in SIM-BCD to us and we issued a warrant to purchase 2,500,000 Series A preference shares to SAIL. In September 2005, SAIL exercised the warrant and immediately transferred the shares so acquired to Sino-Alliance.

Lease arrangements

SIM-BCD is the tenant under several lease agreements with SIMIC for our manufacturing facilities at 800 Yishan Road, Shanghai. The leases expire at various times beginning in September 2010. See “Business—Properties.”

SIMIC guaranty

SIM-BCD has entered into certain loan agreements with the Agricultural Bank of China. SIMIC has guaranteed up to $7.4 million of SIM-BCD’s obligations under the loan agreements. SIMIC has the right to receive reimbursement from us for any payments it is obligated to make under its guaranty.

Equipment Purchases

From time to time, our subsidiaries have purchased semiconductor manufacturing equipment from Techlink Semiconductor and Equipment Corp. One of our founders and directors, Joseph Liu, is a director and owns a majority of the outstanding shares of Techlink Semiconductor and Equipment Corp. In 2004 and 2005, our subsidiaries purchased equipment costing an aggregate of approximately $12.6 million and $2.5 million, respectively, from Techlink Semiconductor and Equipment Corp. In partial payment for the equipment, the company issued Techlink Semiconductor and Equipment Corp. a promissory note. As of December 31, 2007, the principal of the note was repaid with interest payable of $29,569 outstanding. The equipment purchased from Techlink Semiconductor and Equipment Corp. included, among other things, equipment used in the following manufacturing processes: diffusion, epitaxy, etch, implantation, photolithography and thin film.

Credit Line

In September 2003, we entered into an instrument and master agreement with Chinatrust Commercial Bank for an aggregate credit line of $3.5 million in which our obligations under the agreement were guaranteed by our director, Herbert Chang. We repaid in full all borrowings under this credit line and terminated it in May 2004.

Employment Agreements

We have entered into employment offer letters with each of Tung-Yi Chan, our Chief Executive Officer, Jean-Claude Zhang, our Chief Financial Officer, David Chen, our Chief Technology Officer and Jonathan Wang, our Vice President of Sales, Marketing and Business Development, and confidential information and invention assignment agreements with each of our executive officers. See “Management—Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by Delaware law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. We will not, however, be obligated to indemnify any such person:

•	for expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;

•	in respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances);

•

for expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous; or

•	expenses and payment of profits arising from securities transactions carried out by such person in violation of Section 16(b) of the Exchange Act.

Registration Rights

All of our preference shareholders and certain holders of our ordinary shares are party to an amended and restated investors’ rights agreement, as subsequently amended, that provides for certain registration rights.

Pursuant to the amended and restated investors’ rights agreement, holders of at least 65,785,289 of our ordinary shares (on an as-converted basis and including 2,550,000 ordinary shares issuable upon the exercise of certain warrants) have the right to demand that we register or qualify their ordinary shares issued upon conversion of preference shares, or registrable securities, under the Securities Act of 1933 or the applicable securities laws of a non-U.S. jurisdiction. Such shareholders may also request that their registrable securities be included in a registration or qualification that we are otherwise effecting.

Demand registration rights

Beginning six months after the completion of the offering, shareholders holding at least 50% of our registrable securities may, on no more than two occasions, require us to register or qualify for sale all of the registrable securities that such shareholders request to be registered. We are not obligated to effect any such registration if the anticipated aggregate offering price of the registrable securities to be sold does not equal or exceed $10,000,000. If we are qualified to do so, certain shareholders may also require us, on two occasions in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold equals or exceeds $1,000,000.

We are not required to comply with any shareholders’ demand to register or qualify their registrable securities during the six-month period following the effective date of a registration subject to the “piggyback” registration rights described below and in certain other circumstances. We also have the ability to delay a requested registration or qualification in certain circumstances, including to prevent premature disclosure of material nonpublic information.

Piggyback registration rights

Shareholders that are party to the amended and restated investors’ rights agreement also have “piggyback” rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” rights do not apply to registration statements relating to any employee benefit plan or to a corporate reorganization or an initial public offering, including this offering.

Underwriters’ cutback

The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors.

Expenses of registration

We are generally required to bear all registration expenses relating to demand and piggyback registration rights other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration, other than a Form F-3 demand registration, if the request is subsequently withdrawn by the requesting shareholders unless the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business.

Indemnification

The amended and restated investors’ rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights

The registration rights described above will terminate as to any particular shareholder when such shareholder is able to dispose of all of its securities in a three-month period pursuant to Rule 144 promulgated under the Securities Act, upon the five-year anniversary of the completion of the offering or upon the effectiveness of a change of control of our company involving cash or involving securities of a company listed on an internationally recognized stock exchange, whichever occurs first.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our Memorandum and Articles of Association and the Companies Law (2007 Revision) and common law of the Cayman Islands. The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital. These summaries do not purport to be complete and are subject to our post-offering memorandum and articles of association to be adopted in connection with the offering and the applicable provisions of Cayman Islands law.

The following description of our share capital assumes the adoption of our post-offering memorandum and articles of association. Throughout this description of our share capital, we summarize the material terms of our ordinary shares and preference shares as though our post-offering memorandum and articles of association are presently in effect. We have filed a copy of our post-offering memorandum and articles of association as an exhibit to our registration statement on Form F-1 filed with the Securities and Exchange Commission of which this prospectus forms a part.

After the completion of the offering, our authorized share capital will consist of 480,000,000 ordinary shares with a par value of $0.001 per ordinary share and 15,000,000 undesignated preference shares with a par value of $0.001 per preference share.

Ordinary Shares

As of December 31, 2007, there were 79,905,481 ordinary shares (assuming conversion into ordinary shares of all preference shares outstanding as of December 31, 2007) outstanding held of record by 147 shareholders. Additionally, as of December 31, 2007, options to purchase an aggregate of 12,058,125 ordinary shares were outstanding under our equity-based compensation plans. All the outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any preemptive conversion, subscription or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Our greater than 5% shareholders do not have voting rights that differ from the voting rights of other shareholders. Voting at any meeting of shareholders is by a poll. Our post-offering Memorandum and Articles of Association provide that shareholders may approve corporate matters without a meeting being held by way of unanimous written resolution signed by or on behalf of each shareholder entitled to vote on such matters at a shareholders meeting.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than 33% of our issued voting share capital. Shareholders’ meetings are held annually and may otherwise be convened by the board of directors or its chairman on its or his own initiative, but not by shareholders. Advanced notice of at least 10 days (but not more than 60 days) is required for the convening of annual general meetings of shareholders and any extraordinary general meeting of shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a general meeting of our shareholders, while a special resolution requires the affirmative vote of two-thirds of the votes cast in person or by proxy at a general meeting of our shareholders. A special resolution is required for matters such as removing a director, changing our name, amending our Memorandum and Articles of Association or placing us into voluntary liquidation. Holders of ordinary shares, which immediately after the offering and prior to any issuance of preference shares thereafter are the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, ratify the appointment of auditors and make changes in the amount of our authorized share capital.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation

If we were to be liquidated, the liquidator may, with the approval of our shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholder and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder shall not be compelled to accept any shares or other assets that subject such shareholder to liability.

Miscellaneous

Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register and, if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Preference Shares

Upon the completion of the offering, all our preference shares outstanding as of December 31, 2007 (including warrants to purchase 2,000,000 preference shares outstanding as of December 31, 2007) will convert into an aggregate of 65,635,289 ordinary shares.

Pursuant to the post-offering memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 15,000,000 preference shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preference shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. No such preference shares have been issued, and we have no present plans to issue any such preference shares.

History of Share Issuances

The following is a summary of issuances since January 1, 2004 of our ordinary shares and preference shares convertible into ordinary shares:

•

In April 2004, we issued to 42 investors an aggregate of 20,000,000 Series C preference shares at a purchase price of $2.50 per Series C preference share, which purchase price was paid in cash. We simultaneously issued warrants to 11 of the Series C preference share investors exercisable for an aggregate of 1,600,000 Series C preference shares at an exercise price of $2.50 per Series C preference share. Such warrants are currently exercisable.

•

In September 2004, we issued 1,800,000 ordinary shares to SAIL Finance Group Limited, or SAIL, pursuant to our arrangement with SAIL as described in “Related Party Transactions—Relationship with SIMIC.” Such shares were valued at an aggregate of $180,000 in 2002 when we incurred the obligation to issue the shares.

•

In September 2005, we issued 2,500,000 Series A preference shares to SAIL pursuant to our arrangement with SAIL, as described in “Related Party Transactions—Relationship with SIMIC.” Such shares were issued at a purchase price of $1.00 per share, which purchase price was paid in cash.

•	In December 2005, we issued a warrant exercisable for 50,000 ordinary shares at an exercise price of $1.00 per ordinary share. Such warrant will expire on December 13, 2012.

•

In May 2007, we issued 160,000 Series A preference shares upon the exercise of warrants with an exercise price of $1.00 per share by an investor that received the warrant in connection with our Series A preference share financing in January 2002.

•

In September 2007 our board of directors authorized the issuance of warrants to purchase 165,200 ordinary shares at an exercise price of $2.68. Such warrants will expire six months from the date of expiration of the lock-up agreements entered into in connection with this offering. See “Shares Eligible for Future Sale—Lock-up Agreements.”

•

From time to time, we issue ordinary shares to our service providers pursuant to the exercise of options granted under our 2002 Share Plan. See “Management—Equity Based Compensation Plans—Second Amended and Restated 2002 Share Plan.” As of December 31, 2007, options exercisable for 12,058,125 ordinary shares were outstanding, and 8,370,192 ordinary shares were outstanding from the exercise of options at per ordinary share exercise prices ranging from $0.01 to $1.00 per ordinary share. Such amounts have been paid in cash.

Registration Rights

We have entered into an amended and restated investors’ rights agreement, as subsequently amended, with substantially all of the holders of our preference shares and certain holders of our ordinary shares. See “Related Party Transactions—Registration Rights.”

Differences in Corporate Law

Cayman Islands corporate law is modeled on English corporate law, and the Cayman Islands Companies Law, or Companies Law, is based on a previous enactment of the English Companies Act. Cayman Islands corporate law differs from laws relating to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the same terms as the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction were thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of the shares. However, appraisal rights would also not be available to shareholders of a Delaware target in a business combination transaction if the shares of the target were listed on a national securities exchange and target shareholders receive only shares of a corporation that are also listed on a national securities exchange.

Shareholders’ Suits

A shareholder of a Delaware corporation has the right to bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question. Our Cayman Islands counsel, Maples and Calder, is not aware of any reported class action having been brought in a Cayman Islands court. However, a class action suit could nonetheless be brought in the U.S. courts pursuant to an alleged violation of the U.S. securities laws. Derivative actions have been brought under Cayman Islands law but were unsuccessful for technical reasons. In principle, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which are of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote (which has not be obtained);

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption, however, may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interests or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that shareholders may approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our post-offering memorandum and articles of association allow our shareholders to make proposals for consideration and determination by all shareholders at annual general meetings, subject to compliance with the specified notice provisions, but our post-offering memorandum and articles of association specifically prohibit the ability of shareholders to call a special meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association specifically do not allow cumulative voting. As a result, our shareholders are not afforded any less favorable protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed for cause, but only by the vote of holders of two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholders meeting.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, our company may be voluntarily dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or by the unanimous written consent of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares being entitled to vote in person or by proxy at a shareholders meeting.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	prohibit cumulative voting in the election of directors;

•	prevent the ability of shareholders to call special meetings of shareholders;

•

create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “BCDS.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas is the depositary bank for the ADSs representing our ordinary shares. Each ADS will represent an ownership interest in five ordinary shares (or a right to receive shares) which will be deposited with the custodian under the deposit agreement among ourselves and yourself as an ADS holder. In the future, each ADS will also represent any securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, New York 10005, U.S.A., which is also the principal executive office of the depositary.

The following is a summary of the material provisions of the deposit agreement dated as of             , 2008. For more complete information, you should read the entire deposit agreement and the form of ADR. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (File No. 333-            ). You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 100 F Street, N.E., Washington D.C. 20549, United States of America. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330. Copies of the deposit agreement and the form of ADR are also available for inspection at the corporate trust office of Deutsche Bank Trust Company Americas, currently located at 60 Wall Street, New York, New York 10005, United States of America, and at the principal office of Deutsche Bank AG, Hong Kong Branch, as the custodian, currently located at 52/F Cheung Kong Centre, 2 Queens Road, Central, Hong Kong S.A.R., People’s Republic of China. Deutsche Bank Trust Company Americas’ principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary will keep books at its corporate trust office for the registration of ADRs and transfers of ADRs which, at all reasonable times, shall be open for inspection by ADS holders, provided that inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than our business or a matter related to the deposit agreement of ADSs.

Holding the ADSs

How will I hold my ADSs?

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by the Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights, representations and warranties as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees, charges and expenses and any taxes withheld, duties or governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars, if it can do so in its judgement on a practicable basis and can transfer the U.S. dollars to the United States. If any government approval is needed and cannot be obtained or if foreign exchange regulations in any relevant jurisdiction prohibit the conversion of the currency in which the cash dividend is distributed into U.S. dollars, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is practicable to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permissible under law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. If we offer or cause to be offered to holders of the shares an option to elect to receive dividends in fully paid shares instead of cash, we will consult with the depositary to determine whether that option will be made available to you and, if so, the related procedures.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in ordinary shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may, after consultation with us and having received timely notice of such distribution by us, has discretion to determine how these rights are available to you as holders of the ADSs. The depositary could decide that it is not legal or reasonably practical to make the rights available to you, or it could decide that it is only legal or reasonably practical to make the rights available to some but not all of the holders of the ADSs. The depositary could decide to sell the rights and distribute the proceeds in the same way as it does with cash. If the depositary decides that it is not legal or reasonably practical to make the rights available to you or sell the rights, the rights that are not distributed or sold could lapse. In that case, you will receive no value for them. The depositary is not responsible for a failure in determining whether or not it is legal or reasonably practical to distribute the rights. The depositary is liable for damages, however, if it acts with negligence or bad faith, in accordance with the provisions of the deposit agreement.

If the depositary makes rights available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other fees and charges of, and reasonable and customary expenses incurred by, the depositary and any taxes and other governmental charges that the rights require you to pay.

U.S. securities laws or laws of the Cayman Islands may restrict the sale, deposit, transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares under a restricted deposit agreement that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it deems practical in proportion to the number of ADSs held by you, upon receipt of applicable fees and charges of, and reasonable and customary expenses incurred by, the depositary and net of any taxes and other governmental charges withheld. If it cannot make the distribution in that way, or has not received a timely request for distribution from us, the depositary has a choice. It may decide to sell by public or private sale, net of fees and charges of, and reasonable and customary expenses incurred by, the depositary and any taxes and other governmental charges, what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to dispose of such property in any way it deems reasonably practicable for nominal or no consideration. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary shall not be held responsible for the failure to make a distribution if the depositary determines that it is unlawful or impractical to make the distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal, infeasible or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of certain rights to receive ordinary shares with the custodian. Upon each deposit of ordinary shares, receipt of related documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of, and customary expenses incurred by, the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled.

How do ADS holders cancel ADSs?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of the fees and charges of, and customary expenses incurred by the depositary and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Redemption

Whenever we decide to redeem any of the ordinary shares on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into US dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may receive notice of the meeting without sufficient time to effect withdrawal of your ordinary shares. The voting rights of holders of ordinary shares are described in “Description of Share Capital”.

Upon receipt of timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified by the depositary in this regard. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct and will not vote any share where no instructions have been received. Furthermore, under the deposit agreement, if we do not timely procure the demand for a vote by poll with respect to any given resolution, and no other relevant party has made such a demand, the depositary shall refrain from voting and any voting instructions received from any ADS holders shall lapse.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that any such action or omission is without bad faith or negligence. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Fees and Expenses

Persons depositing ordinary shares will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary will also charge a fee of up to US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of up to US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. You or persons depositing ordinary shares also may be charged the following expenses:

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taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

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fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the ordinary shares, deposited securities and ADSs; and

•	any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Deutsche Bank Trust Company Americas, as depositary bank, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs.

Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary bank by the brokers receiving the newly issued ADSs from the depositary bank and by the brokers delivering the ADSs to the depositary bank for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary bank charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary banks.

In the event of refusal to pay the service fee, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The custodian may refuse to deposit ordinary shares and the depositary may refuse to issue ADSs, deliver ADRs, register the transfer, split up or combination of ADRs, or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges including any applicable interest and penalty are paid. The depositary may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes including interest and penalty owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	Change the nominal or par value of our ordinary shares

•	Reclassify, split up or consolidate any of the deposited securities

•	Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

•	Distribute securities on the ordinary shares that are not distributed to you

Then:

•	The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

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The depositary may, and will if we ask it to, (i) distribute some or all of the cash, securities or other property it received; (ii) deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities; (iii) sell any securities or property received at public or private sale on an averaged or other practicable basis without regard to any distinctions among holders and distribute the net proceeds as cash; or (iv) treat the cash, securities or other property it receives as part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. An amendment can become effective before notice is given if necessary to ensure compliance with a new law, rule or regulation.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 30 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In this case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs upon payment of any fees, charges, taxes or other governmental charges. After expiration of one year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law.

Provided that they have acted without gross negligence or bad faith, the depositary and any of its agents disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities and for any indirect, special, punitive or consequential damage.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary, including its agents:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or bad faith;

•

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement, the provisions of or governing the deposited securities or our memorandum and articles of association;

•	have no obligation to become involved in a lawsuit or other proceeding related to the deposited securities or ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person;

•

disclaim any liability for any action/inaction on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

In the deposit agreement, we have agreed to indemnify the depositary under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may also suspend the issuance and delivery of ADSs, the deposit of ordinary shares, the registration, transfer, split up or combination of ADRs or the withdrawal of deposited securities generally when the register of the depositary is closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when there are temporary delays caused by (1) the closing of the depositary’s or our transfer books; (2) the transfer of ordinary shares is blocked to permitting voting at a shareholders’ meeting; or (3) payment of dividends;

•	when you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares, unless requested by us to stop doing so. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs, even if the ADSs are cancelled before all pre-release transactions have been closed out. A pre-release transaction is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release transaction. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made (1) represents to the depositary in writing that it or its customer owns the ordinary shares to be deposited, (2) assigns all beneficial right, title and interest in such ordinary shares to the depositary for the benefit of the holders of ADSs, (3) will not take any action with respect to such ordinary shares that is inconsistent with the transfer of beneficial ownership (including without the consent of the depositary, disposing of such ordinary shares other than in satisfaction of such pre-release), (4) indicates the depositary as owner of such ordinary shares in its records, and (5) unconditionally guarantees to deliver such ordinary shares to the depositary or the custodian as the case may be; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to close out the pre-release on not more than five business days’ notice; and (d) each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (i) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (ii) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or DRS/Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto.

Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to the DRS/Profile system, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code in effect in the State of New York). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

The Depositary

Who is the Depositary?

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, New York 10005, United States of America and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York, New York 10005, United States of America. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming the underwriters do not exercise the over-allotment option, we will have outstanding 6,000,000 ADSs representing approximately 27.30% of our ordinary shares in issue. In addition, we will have outstanding 82,455,481 ordinary shares not represented by ADSs, certain of which will be subject to the lock-up agreements described below. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not, directly or indirectly, make any offering, sale, pledge, contract to sell (including any short sale), grant of any option to purchase or other disposition of any of our ordinary shares, our ADSs or other securities convertible into or exchangeable or exercisable for our ordinary shares, our ADSs or derivative of our ordinary shares or our ADSs (or agreement for such) for a period of 180 days after the date of the prospectus, without the prior written consent of the representative on behalf of the underwriters.

Our executive officers and directors and certain of our other existing shareholders have agreed that they will not directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or our ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or our ADSs, or derivatives of our ordinary shares or ADSs owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of the representative on behalf of the underwriters.

The restrictions described in the preceding paragraphs are subject to certain exceptions and adjustment under certain circumstances. See “Underwriting” for additional details.

In addition to the lock-up agreements with the representative of the underwriters, certain of our shareholders are subject to the terms of similar lock-up provisions under our investors’ rights agreement. Furthermore, our optionees are subject to lock-up provisions on similar terms.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted ordinary shares for at least one year would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lockup arrangements and would only become eligible for sale when the lock-up period expires.

Rule 144(k)

Under Rule 144(k) as currently in effect, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. These shares, however, would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Rule 701

Beginning 90 days after the date of the prospectus, persons who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Share Options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our equity-based compensation plans. See “Management—Equity-Based Compensation Plans” for a description of such plans.

This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	the Rule 144 limitations applicable to affiliates;

•	the expiration of the lock-up period; and

•	vesting restrictions imposed by us.

As of December 31, 2007, there were outstanding options to purchase 12,058,125 ordinary shares.

Registration Rights

We have entered into an amended and restated investors’ rights agreement, as subsequently amended, with substantially all holders of our preference shares and certain holders of our ordinary shares. See “Related Party Transactions—Registration Rights.”

TAXATION

The following discussion of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and tax laws other than Cayman Islands, People’s Republic of China and United States federal income tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our special PRC counsel. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at a uniform tax rate of 25%, which will exclude the dividends from PRC subsidiaries to their foreign shareholders.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States including on United States Treasury regulations in effect, or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	banks and certain other financial institutions;

•	dealers in securities or currencies;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	brokers and/or dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to United States federal income tax.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders for taxable years beginning before January 1, 2011, dividends generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under recently published Internal Revenue Service guidance, our ADSs, but not our ordinary shares, should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the Nasdaq Global Market. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the Enterprise Income Tax Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the Enterprise Income Tax Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the Enterprise Income Tax Law, see “—People’s Republic of China Taxation.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your tax basis (in U.S. dollars) in the ADS or the ordinary share. Subject to the passive foreign investment company rules discussed below, the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year or for the foreseeable future. Our expectation is based in part on our estimates of the value of our assets, as determined by estimates of the price of the ADSs in this offering and the expected price of the ADSs following the offering, and the composition of our income. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or for any future taxable year.

Because PFIC status is a factual determination that cannot be made until after the close of a taxable year, our special United States Counsel expresses no opinion with respect to our PFIC status for any taxable year.

A Non-United States corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (within the meaning of Section 1296 of the Internal Revenue Code of 1986, as amended) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the three preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable” stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable United States Treasury regulations. Because the ADSs will be listed on the Nasdaq Global Market, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC, and if we meet the trading requirements.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund”. This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You should consult with your tax advisors regarding the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We were registered by way of continuation (from Bermuda) as an exempted company in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, two of our directors and all of our executive officers are residents of countries other than the United States, and all or a substantial portion of such persons’ assets are or may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons, or to enforce against them or against us in courts of the United States, Cayman Islands or China, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed National Corporate Research, Ltd., New York, New York as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by our Cayman Islands counsel, Maples and Calder, that although there is not statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will—based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given—recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matters, and was not obtained in a manner, and is not a kind, the enforcement of which is contrary to the public policy of the Cayman Islands. There is doubt, however, as to whether the Grand Court of the Cayman Islands will (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

Commerce & Finance Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices have further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, dated the date of this prospectus, the underwriters named below, through their representative, Deutsche Bank Securities Inc., have severally agreed to purchase from us the following number of our ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Deutsche Bank Securities Inc.
Needham & Company, LLC
Piper Jaffray & Co.
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ADSs are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per ADS to other dealers. After the initial public offering, representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 900,000 additional ADSs at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the ADSs offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the 6,000,000 ADSs are being offered.

The underwriting discounts and commissions per ADS are equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting discounts and commissions are             % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Per ADS		Total
	Without over- allotment	With over- allotment	Without over- allotment	With over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$

The underwriters have agreed to reimburse us for a portion of our fees and expenses. After such reimbursement, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            . Expenses include Securities and Exchange and FINRA filing fees, the Nasdaq Global Market listing fees, printing, and legal, accounting and transfer agent and registrar fees.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We have agreed that we will not, directly or indirectly, make any offering, sale, pledge, contract to sell (including any short sale), grant of any option to purchase or other disposition of any of our ordinary shares, our ADSs or other securities convertible into or exchangeable or exercisable for our ordinary shares, our ADSs or derivative of our ordinary shares or our ADSs (or agreement for such) for a period of 180 days after the date of this prospectus, without the prior written consent of the representative on behalf of the underwriters.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters in this offering;

•	the issuance (but not the subsequent sale) of ordinary shares issuable upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus; or

•

the grant of employee stock options pursuant to any stock options or similar equity incentive or compensation plan approved by our board of directors and shareholders, which is effective on the date of this prospectus and the issuance and sale of our ordinary shares upon the exercise of such employee stock options.

Our executive officers and directors and certain of our other existing shareholders have agreed that they will not, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or our ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares, our ADSs, or derivatives of our ordinary shares or ADSs owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of the representative on behalf of the underwriters.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to ordinary shares, ADSs or any of our other securities acquired in this offering or acquired in open market transactions after the completion of this offering;

•	the entry into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 180-day restricted period;

•

the exercise of any rights to acquire ordinary shares, ADSs or other securities issued pursuant to any stock option or similar equity incentive or compensation plan approved by our board of directors and shareholders for the issuance to our employees, advisors or consultants of stock options or equity grants, provided that, in each case, such plan is in effect at the closing of this offering;

•	the repurchase by us of any ordinary shares, ADSs or any of our other securities upon termination of employment with us, subject to certain conditions; or

•

the transfer of any ordinary shares, ADSs or any of our other securities to certain transferees, provided that each transferee signs and delivers a lock-up agreement substantially in the same form as the lock-up agreement described in this prospectus.

The foregoing lock-up periods applicable to us, our executive officers and directors and certain of our other existing shareholders are subject to adjustment under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the representative of the underwriters waives such extension.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase ADSs from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ADSs. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than this prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Prior to this offering, there has been no public market for our ADSs. Consequently, the initial public offering price of our ADSs will be determined by negotiation between us and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Canada.    The ADSs may not be sold in Canada or to residents of Canada other than in compliance with applicable Canadian securities laws (“Canadian Securities Laws”). Without limiting the foregoing, offers and sales of the ADSs included in this offering may only be made in Canada or to residents of Canada (i) through an appropriately registered securities dealer or in accordance with an available exemption from the applicable registered securities dealer requirements under Canadian Securities Laws and (ii) pursuant to an exemption from the prospectus requirements under Canadian Securities Laws.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs to the public in that Relevant Member State may be made at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of section 1028 of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company.

All applicable provisions of FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.    Our ADSs may not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Republic of China.    Our ADSs may not be offered or sold, directly or indirectly, in the Republic of China.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

LEGAL MATTERS

The validity of the ADSs and certain legal matters as to United States and New York law will be passed upon for us by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California. Certain legal matters as to United States and New York law will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the ordinary shares and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and, for the annual report, includes explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, and the adoption of Financial Accounting Standards Boards Staff Position FAS 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte & Touche are located at 12th Floor, Hung-Tai Plaza, 156 Min Sheng East Road, Sec. 3, Taipei 105, Taiwan, Republic of China.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering (all amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority filing fee):

Securities and Exchange Commission registration fee	$2,983
The Financial Industry Regulatory Authority filing fee	13,700
The Nasdaq Global Market listing fee	100,000
Printing costs	200,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,000,000
Miscellaneous	500,000

Total	$3,816,683

The underwriters have agreed to reimburse us for a portion of our fees and expenses. All other expenses for the offering will be borne by us.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We and the depositary for the ADSs have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will provide or make available to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BCD SEMICONDUCTOR MANUFACTURING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the accompanying consolidated balance sheets of BCD Semiconductor Manufacturing Limited and subsidiaries (collectively, the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ capital deficiency and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2006 and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCD Semiconductor Manufacturing Limited and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, in 2006.

As discussed in Note 13 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board’s Staff Position FAS 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, in 2006.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

October 26, 2007

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

	As of December 31		As of September 30, 2007	Pro Forma
	2005	2006		September 30, 2007 (Note 18)
			(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$19,824,787	$20,648,382	$28,895,640
Restricted time deposits (Note 9)	7,912,399	8,067,055	3,340,000
Accounts receivable, net (Note 4)	12,313,525	14,568,744	19,155,630
Receivable from Zizhu Development (Note 11)	—	1,594,965	—
Inventories, net (Note 5)	13,580,463	15,155,227	18,367,860
Excess value-added tax paid	1,286,697	1,829,754	870,984
Other receivable	560,647	438,230	1,200,118
Prepaid expenses and other current assets (Note 8)	1,099,470	2,774,024	3,922,780

Total current assets	56,577,988	65,076,381	75,753,012

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	21,665,740	12,184,533	14,258,868

LAND USE RIGHT, NET (Notes 7 and 11)	—	4,205,730	4,305,011

OTHER ASSETS (Note 8)	1,256,173	1,251,552	934,699

TOTAL	$79,499,901	$82,718,196	$95,251,590

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARE AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans (Note 9)	$17,202,236	$14,292,065	$16,571,372
Accounts payable	10,903,236	15,582,484	20,203,135
Accrued expenses	3,511,438	2,871,168	2,804,728
Payable for purchase of equipment—related parties (Note 6)	3,662,822	3,826,338	2,778,450
Payable for purchase of equipment—non-related parties	1,030,222	582,291	1,338,716
Withholding tax liability	1,576,573	2,326,626	3,706,887
Warrant liability (Note 13)	—	1,898,173	2,650,696	$—
Other current liabilities	1,173,795	1,257,231	1,163,732

Total current liabilities	39,060,322	42,636,376	51,217,716

OTHER LIABILITIES
Deferred rent—noncurrent	329,071	309,236	270,523
Performance obligation (Note 11)	—	4,149,199	4,312,935

Total other liabilities	329,071	4,458,435	4,583,458

Total liabilities	39,389,393	47,094,811	55,801,174

COMMITMENTS AND CONTINGENCIES (Note 11)
CONVERTIBLE REDEEMABLE PREFERENCE SHARES (Note 14)
Authorized—63,500,000 shares; $0.001 par value Issued and outstanding—58,075,289 shares at December 31, 2005 and 2006, and 58,235,289 shares at September 30, 2007
Liquidation preference—$90,719,112 at December 31, 2005 and 2006, and $90,879,112 at September 30, 2007	89,833,512	90,005,531	90,294,945	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (Notes 13 and 15)
Ordinary shares, $0.001 par value; Authorized—200,000,000 shares; Issued and outstanding—11,767,375 shares, 13,132,792 shares and 16,570,192 shares as of December 31, 2005, 2006 and September 30, 2007, respectively	11,767	13,133	16,570	—
Pro forma issued and outstanding—79,805,481 shares (unaudited)	—	—	—	79,805
Additional paid-in capital	5,843,582	5,967,298	7,808,607	100,691,013
Warrants	1,103,069	—	—	—
Deferred stock compensation	(516,389)	—	—	—
Accumulated other comprehensive income	466,531	1,049,911	2,137,226	2,137,226
Accumulated deficit	(56,631,564)	(61,412,488)	(60,806,932)	(60,806,932)

Total shareholders’ equity (capital deficiency)	(49,723,004)	(54,382,146)	(50,844,529)	$42,101,112

TOTAL	$79,499,901	$82,718,196	$95,251,590

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. Dollars)

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
NET REVENUE
Semiconductors	$33,993,095	$37,943,560	$60,960,595	$43,153,525	$62,387,437
Foundry services	6,847,047	6,435,469	8,709,472	6,297,429	6,968,308

Total net revenue	40,840,142	44,379,029	69,670,067	49,450,954	69,355,745

COST OF REVENUE
Semiconductors (including share-based compensation expense of $342,225, $86,523 and $56,538 for 2004, 2005 and 2006, and $45,525 and $80,583 for the nine months of 2006 and 2007, respectively)	29,790,451	50,266,859	55,234,803	40,416,945	50,027,174
Foundry services (including share-based compensation expense of $61,494, $8,669 and $5,875 for 2004, 2005 and 2006, and $4,495 and $7,914 for the nine months of 2006 and 2007, respectively)	5,505,113	5,121,032	5,482,543	3,990,207	4,912,908

Total cost of revenue	35,295,564	55,387,891	60,717,346	44,407,152	54,940,082

GROSS PROFIT (LOSS)	5,544,578	(11,008,862)	8,952,721	5,043,802	14,415,663

OPERATING EXPENSES
General and administrative (including share-based compensation expense of $2,359,398, $376,303 and $506,372 for 2004, 2005 and 2006, and $329,420 and $708,762 for the nine months of 2006 and 2007, respectively)	9,485,120	5,842,998	6,017,056	4,320,122	5,252,484
Research and development (including share-based compensation expense of $583,318, $62,672 and $67,170 for 2004, 2005 and 2006, and $53,827 and $99,923 for the nine months of 2006 and 2007, respectively)	5,780,551	4,013,192	4,065,536	2,873,275	4,448,253
Selling and marketing (including share-based compensation expense of $522,644, $96,882 and $122,898 for 2004, 2005 and 2006, and $108,236 and $104,658 for the nine months of 2006 and 2007, respectively)	1,888,602	2,466,126	2,742,785	2,015,090	2,676,464
Impairment loss on property, plant and equipment (Note 6)	—	466,171	—	—	—

Total operating expenses	17,154,273	12,788,487	12,825,377	9,208,487	12,377,201

INCOME (LOSS) FROM OPERATIONS	(11,609,695)	(23,797,349)	(3,872,656)	(4,164,685)	2,038,462

OTHER INCOME (EXPENSE)
Interest income	257,611	437,609	584,204	398,058	442,934
Interest expense	(447,382)	(563,798)	(1,205,794)	(901,988)	(835,066)
Foreign exchange gain (loss)	(42,622)	386,263	211,181	169,550	74,493
Valuation gain on written option (Note 10)	395,202	—	—	—	—
Valuation loss on warrant liability (Note 13)	—	—	(1,282,372)	(1,405,002)	(752,523)
Other income, net	157,380	185,824	232,260	196,007	31,750

Other income (expense), net	320,189	445,898	(1,460,521)	(1,543,375)	(1,038,412)

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

(In U.S. Dollars)

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	$(11,289,506)	$(23,351,451)	$(5,333,177)	$(5,708,060)	$1,000,050
INCOME TAX EXPENSE (BENEFIT) (Note 8)	11,763	(578,440)	16,920	12,818	265,080

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(11,301,269)	(22,773,011)	(5,350,097)	(5,720,878)	734,970
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES (WITH NO INCOME TAX EFFECT) (Notes 2 and 13)	—	—	741,192	741,192	—

NET INCOME (LOSS)	(11,301,269)	(22,773,011)	(4,608,905)	(4,979,686)	734,970
ACCRETION OF SERIES C PREFERENCE SHARES	(114,017)	(171,423)	(172,019)	(128,964)	(129,414)

NET INCOME (LOSS) AVAILABLE TO SHAREHOLDERS	$(11,415,286)	$(22,944,434)	$(4,780,924)	$(5,108,650)	$605,556

BASIC NET INCOME (LOSS) PER SHARE (Note 3)
Income (loss) before cumulative effect of changes in accounting principles	$(1.14)	$(1.98)	$(0.43)	$(0.45)	$0.01
Cumulative effect of changes in accounting principles	—	—	0.06	0.06	—

Net income (loss) attributable to ordinary shareholders	$(1.14)	$(1.98)	$(0.37)	$(0.39)	$0.01

DILUTED NET INCOME (LOSS) PER SHARE (Note 3)
Income (loss) before cumulative effect of changes in accounting principles	$(1.14)	$(1.98)	$(0.43)	$(0.45)	$0.01
Cumulative effect of changes in accounting principles	—	—	0.06	0.06	—

Net income (loss) attributable to ordinary shareholders	$(1.14)	$(1.98)	$(0.37)	$(0.39)	$0.01

SHARES USED TO COMPUTE NET INCOME (LOSS) PER SHARE
—Basic	9,981,389	11,589,000	13,051,542	13,024,459	13,749,925

—Diluted	9,981,389	11,589,000	13,051,542	13,024,459	22,762,012

PRO FORMA BASIC NET INCOME (LOSS) PER SHARE (UNAUDITED) (Note 18)
Income (loss) before cumulative effect of changes in accounting principles			$(0.05)		$0.02
Cumulative effect of changes in accounting principles			—		—

Net income (loss) attributable to ordinary shareholders			$(0.05)		$0.02

SHARES USED TO COMPUTE PRO FORMA BASIC NET INCOME (LOSS) PER SHARE (UNAUDITED) (Note 18)			76,126,831		76,896,325

PRO FORMA DILUTED NET INCOME (LOSS) PER SHARE (UNAUDITED) (Note 18)
Income (loss) before cumulative effect of changes in accounting principles			$(0.05)		$0.02
Cumulative effect of changes in accounting principles			—		—

Net income (loss) attributable to ordinary shareholders			$(0.05)		$0.02

SHARES USED TO COMPUTE PRO FORMA DILUTED NET INCOME (LOSS) PER SHARE (UNAUDITED) (Note 18)			76,126,831		85,908,412

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Obligation to Issue Ordinary Shares to Subsidiary Interestholder	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Shares	Capital
BALANCE, JANUARY 1, 2004	7,502,000	$7,502	$1,184,745	$332,034	$(814,566)	$180,000	$3,447	$(22,271,844)	$(21,378,682)
Net loss	—	—	—	—	—	—	—	(11,301,269)	(11,301,269)
Foreign currency translation adjustments	—	—	—	—	—	—	5,583	—	5,583

Total comprehensive loss									(11,295,686)

Deferred stock compensation, net	—	—	4,087,565	—	(773,554)	—	—	—	3,314,011
Exercise of stock options	2,580,125	2,580	183,387	—	—	—	—	—	185,967
Issuance of stock options to consultants for services	—	—	555,068	—	—	—	—	—	555,068
Issuance of warrants for Series C preference shares (Notes 13 and 14)	—	—	—	838,094	—	—	—	—	838,094
Repurchase and cancellation of ordinary shares	(500,000)	(500)	—	—	—	—	—	—	(500)
Issuance of ordinary shares to subsidiary interestholder (Note 10)	1,800,000	1,800	178,200	—	—	(180,000)	—	—	—
Accretion of Series C preference shares to redemption value (Note 14)	—	—	—	—	—	—	—	(114,017)	(114,017)

BALANCE, DECEMBER 31, 2004	11,382,125	11,382	6,188,965	1,170,128	(1,588,120)	—	9,030	(33,687,130)	(27,895,745)
Net loss	—	—	—	—	—	—	—	(22,773,011)	(22,773,011)
Foreign currency translation adjustments	—	—	—	—	—	—	457,501	—	457,501

Total comprehensive loss									(22,315,510)

Deferred stock compensation, net	—	—	(446,495)	—	1,071,731	—	—	—	625,236
Exercise of stock options	385,250	385	28,240	—	—	—	—	—	28,625
Issuance of stock options to consultants for services	—	—	5,813	—	—	—	—	—	5,813
Expiration of warrants for Series A preference shares (Note 13)	—	—	67,059	(67,059)	—	—	—	—	—
Accretion of Series C preference shares to redemption value (Note 14)	—	—	—	—	—	—	—	(171,423)	(171,423)

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS—(Continued)

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Obligation to Issue Ordinary Shares to Subsidiary Interestholder	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Shares	Capital
BALANCE, DECEMBER 31, 2005	11,767,375	11,767	5,843,582	1,103,069	(516,389)	—	466,531	(56,631,564)	(49,723,004)
Reclassification of warrants to warrant liability (Note 13)			—	(1,103,069)	—		—	—	(1,103,069)
Reversal of deferred stock compensation upon adoption of SFAS 123(R) (Note 2)	—	—	(516,389)	—	516,389	—	—	—	—
Net loss	—	—	—	—	—	—	—	(4,608,905)	(4,608,905)
Foreign currency translation adjustments	—	—	—	—	—	—	583,380	—	583,380

Total comprehensive loss									(4,025,525)

Share-based compensation	—	—	504,929	—	—	—	—	—	504,929
Exercise of stock options	1,365,417	1,366	135,176	—	—	—	—	—	136,542
Accretion of Series C preference shares to redemption value (Note 14)	—	—	—	—	—	—	—	(172,019)	(172,019)

BALANCE, DECEMBER 31, 2006	13,132,792	13,133	5,967,298	—	—	—	1,049,911	(61,412,488)	(54,382,146)
Net income (unaudited)	—	—	—	—	—	—	—	734,970	734,970
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	1,087,315	—	1,087,315

Total comprehensive income (unaudited)									1,822,285

Share-based compensation (unaudited)	—	—	1,042,006	—	—	—	—	—	1,042,006
Exercise of stock options (unaudited)	3,437,400	3,437	799,303	—	—	—	—	—	802,740
Accretion of Series C preference shares to redemption value (Note 14) (unaudited)	—	—	—	—	—	—	—	(129,414)	(129,414)

BALANCE, SEPTEMBER 30, 2007 (unaudited)	16,570,192	$16,570	$7,808,607	$—	$—	$—	$2,137,226	$(60,806,932)	$(50,844,529)

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(11,301,269)	$(22,773,011)	$(4,608,905)	$(4,979,686)	$734,970
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of changes in accounting principle	—	—	(741,192)	(741,192)	—
Depreciation and amortization	8,894,665	12,637,159	11,435,139	8,652,071	7,253,578
Stock compensation expense for employees	3,314,011	625,236	758,853	541,503	970,942
Stock options granted to consultants for services	555,068	5,813	—	—	30,898
Loss (gain) on disposal of property, plant and equipment	26,618	9,491	(369,389)	(189,988)	14,191
Impairment loss on property, plant and equipment	—	466,171	—	—	—
Deferred income tax	—	(600,000)	—	—	260,711
Gain on valuation of written option	(395,202)	—	—	—	—
Loss on valuation of warrant liability	—	—	1,282,372	1,405,002	752,523
Change in operating assets and liabilities:
Accounts receivable, net	(6,852,624)	622,496	(2,255,219)	(2,443,224)	(4,586,886)
Inventories, net	(12,554,982)	5,053,505	(1,574,764)	1,639,178	(3,212,633)
Excess value-added tax paid	571,111	(868,735)	(543,057)	798,610	958,770
Other receivable	(137,891)	(422,756)	122,417	216,320	189,992
Prepaid expenses and other current assets	(764,981)	351,498	(1,344,520)	(1,959,332)	(1,487,538)
Accounts payable	4,309,045	898,653	4,679,248	(22,376)	4,620,651
Accrued expenses	2,529,108	296,898	(637,477)	(636,915)	(69,017)
Withholding tax liability	480,534	560,083	750,053	511,920	428,381
Other current liabilities	461,214	(306,858)	83,436	(237,872)	(53,334)
Deferred rent	82,266	31,377	(22,628)	(7,686)	(36,136)

Net cash provided by (used in) operating activities	(10,783,309)	(3,412,980)	7,014,367	2,546,333	6,770,063

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted time deposits	529,756	(3,242,189)	(154,656)	—	4,727,055
Acquisitions of property, plant and equipment	(13,977,175)	(8,481,302)	(1,892,044)	(1,619,771)	(9,124,764)
Acquisition of land use right	—	—	(4,240,636)	(4,240,636)	—
Proceeds from disposal of property, plant and equipment	7,928	372	785,390	773,827	128,335
Decrease (increase) in other assets	123,062	160,489	(325,413)	430,867	279,465

Net cash used in investing activities	(13,316,429)	(11,562,630)	(5,827,359)	(4,655,713)	(3,989,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series C preference shares	49,138,898	—	—	—	—
Proceeds from issuance of warrants for Series C preference shares	838,094	—	—	—	—
Exercise of warrants to purchase Series A preference shares	—	—	—	—	160,000
Proceeds from short-term bank loans	13,000,000	18,802,236	14,350,077	5,800,000	13,766,201
Repayments for short-term bank loans	(11,580,961)	(12,800,000)	(17,260,248)	(5,800,000)	(11,486,894)
Exercise of stock options	185,967	28,625	136,542	136,542	802,740
Repurchase of ordinary shares	(500)	—	—	—	—
Proceeds from performance obligation as provided by Zizhu Development	—	—	2,554,234	1,244,308	1,594,965

Net cash provided by (used in) financing activities	51,581,498	6,030,861	(219,395)	1,380,850	4,837,012

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In U.S. Dollars)

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
NET INCREASE (DECREASE) IN CASH	$27,481,760	$(8,944,749)	$967,613	$(728,530)	$7,617,166
EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,898	(237,601)	(144,018)	(93,688)	630,092
CASH, BEGINNING OF YEAR	1,522,479	29,007,137	19,824,787	19,824,787	20,648,382

CASH, END OF PERIOD	$29,007,137	$19,824,787	$20,648,382	$19,002,569	$28,895,640

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$4,680	$31,969	$15,469	$15,460	$8,017

Interest paid, net of amount capitalized of $12,574 and $67,266 in 2004 and the first nine months of 2007, respectively	$362,670	$540,071	$1,217,058	$887,290	$853,284

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in payable for purchase of property, plant and equipment	$3,379,162	$(1,822,988)	$284,415	$(725,993)	$(291,463)

Issuance of ordinary shares to subsidiary interestholder (Note 10)	$180,000	$—	$—	$—	$—

Issuance of Series A preference shares for subsidiary interestholder liability (Note 10)	$—	$2,500,000	$—	$—	$—

Reclassification of warrants to warrant liability (Note 13)	$—	$—	$1,103,069	$1,103,069	$—

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1.    Organization and Principal Activities

BCD Semiconductor Manufacturing Limited (“BCD”) was a limited company incorporated under the laws of the Bermuda Islands in September 2000. BCD changed the jurisdiction of its incorporation to the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) design, develop, manufacture and market integrated circuits (“ICs”) and other semiconductor devices. BCD has facilities located in Taiwan and the United States of America that primarily perform selling and marketing activities, and manufacturing and R&D facilities primarily located in the People’s Republic of China (“PRC”).

In 2001, BCD entered into cooperation agreements with Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”), a PRC state-owned company, to establish three jointly-owned subsidiaries: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”), MEMS Manufacturing (Shanghai) Co., Ltd. (“MEMS”) and Advanced Analog Circuits (Shanghai) Corporation (“AAC”). The three subsidiaries were considered wholly-owned subsidiaries of BCD from inception; the contributions made by SIMIC to the three subsidiaries were considered as a liability to subsidiary interestholder due to the share transfer agreements entered into by BCD and SIMIC in 2002 which required BCD to reimburse SIMIC for its contributions (Note 10). SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities.

In January 2006, BCD planned an internal reorganization to merge MEMS and AAC into SIM-BCD to enhance operating efficiency. This reorganization plan was approved by the PRC government in October 2006, and the merger is in progress, pending completion of certain administrative procedures.

2.    Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of BCD and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Unaudited Interim Financial Data

The interim financial data is unaudited. However, in the opinion of management, the unaudited interim data includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year or any period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the allowances for doubtful accounts and sales returns, valuation of inventories, useful lives and commencement of productive use of property, plant and equipment, accruals for product warranty costs, valuation of warrant liability and stock compensation expense.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Risks and Uncertainties and Concentrations of Credit Risk

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: The overall demand for the Company’s ICs and other semiconductor devices; competitive pressures due to new products or price reductions; advances and trends in new technologies and industry standards; certain strategic distributor or customer relationships; regulatory or other factors; risks associated with manufacturing; risks associated with the Company’s ability to attract and retain employees necessary to support its growth; and risks associated with adverse changes in political and economic policies of the PRC government for the Company’s China-based operations.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

Cash

Cash consists of cash on hand, checking and savings accounts which are unrestricted as to withdrawal or use.

Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials, labor and where applicable, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. The Company periodically writes down the value for obsolete inventories based on the aging of the inventory items.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Certain external costs directly related to the construction of such properties include professional fees, duties and tariffs, equipment installation and shipping costs and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy.

Depreciation commences when the assets are put into service. Property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Manufacturing machinery and equipment	3 or 5 years
Furniture and office equipment	3 to 5 years
Leasehold improvements	5 years
Software	5 years
Transportation equipment	5 years

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Impairment of Long-lived Assets

The Company reviews the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When those events occur, the Company determines impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value based on the present value of estimated future cash flows.

Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right which is 50 years.

Warrant Liability Valuation

On January 1, 2006, the Company adopted FASB Staff Position FAS 150-05, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” and all outstanding warrants that were issued to purchase Series B and Series C preference shares except those issued to employees as stock compensation were reclassified as liability and remeasured at fair value. The change in fair value of warrant liability will then be charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk- free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying preference shares. These assumptions are inherently uncertain and highly subjective. During 2006 and the nine months period ended September 30, 2007, the value of the warrant liability increased by $1.3 million and $0.8 million, respectively, due to the increasing value of the underlying preference shares offset by a decrease in the expected life of the warrant as a result of the planned initial public offering, or IPO, in the fourth quarter of 2007.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of products is recognized upon shipment, net of accruals for estimated sales returns and allowances. The Company recognizes revenue from the analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of the Company’s sales are made through distribution arrangements with third parties. The Company recognizes revenue upon shipment to the majority of those third party distributors under these distribution arrangements. For a limited number of distributors, sales returns could not be reliably estimated in 2004 and 2005; therefore, no accounts receivable was recorded at the date of shipment, and revenue and related costs from these distributors were deferred subsequent to delivery and until the return period lapsed. The sales returns were not

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

estimable during this period because of excess inventory levels held by such distributors and lack of visibility in the sales channels used by these distributors. In 2006, material monitoring controls were changed for these distributors such that returns could be reliably estimated. The Company’s arrangements with its distributors include limited stock rotation rights that permit the return of a small percent of the monetary value of the previous three or six months’ purchases. In 2004 and 2005, the rotation right was limited to 5% of the monetary value of the previous six months’ purchases, provided that distributors place a restocking order of equal or greater value. During this period, the Company’s method of estimating sales returns was based on historical sales return rates experienced from each distributor. Starting from 2006, the Company limited the stock rotation rights of distributors such that only those distributors meeting certain purchases targets are granted a right of return from 1% to 4% depending on territorial region of purchases for each quarter or six-month period on a calendar basis. A stock rotation request application must be provided to the Company by the distributors within one month after each quarter or six-month period on a calendar basis. Therefore, the provisions are made at the time related revenue is recognized and based on the likelihood of a distributor meeting the pre-determined purchases targets and historical returns experience with each distributor. In addition, the Company’s normal payment terms with its distributors are generally 30 to 60 days from invoice date, and the Company’s arrangements with its distributors do not include price protection provisions. The Company reviews the sales price for products periodically and adjusts the sales price on competitive products. The new sale price will only apply for (i) orders placed on or after the effective date of such new sale prices and (ii) orders received and acknowledged by us before the effective date of sale price adjustments for shipments more than 30 days after the announcement of new sales prices. The majority of the Company’s distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for the Company’s products in certain regions of the world and the ability to terminate the agreement by either party with up to three months notice.

Sales discounts and rebates are to provide distributors and end customers more incentive to purchase from the Company. A provision for sales discounts and rebates is recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors at the time the financial statements are prepared that would significantly affect the provision in accordance with the guidance set forth in EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

The Company provides a warranty period of two years for manufacturing defects of its products starting from 2005, while a one-year warranty period was provided in 2004. Warranty returns have been infrequent and relate to defective or off-specification parts. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the statements of operations. Shipping and handling costs are charged to cost of revenue as incurred.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Research and Development

Research and development costs consist of expenditure incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditure incurred for the design and testing of product alternatives or construction of prototypes. All expenditure related to research and development activities of the Company are charged to operating expenses when incurred.

Foreign Currency Transactions and Translation

The reporting currency of the Company is the U.S. dollar. Foreign currency transactions are recorded in U.S. dollars at the current exchange rate in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the balance sheet date, assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in current operations.

The functional currencies of the Company’s subsidiaries are their respective local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of shareholders’ capital deficiency and comprehensive loss.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company evaluates the tax position for recognition based on available evidence. Tax benefits and liabilities are measured and recorded if realization upon ultimate settlement is more likely than not.

The Company evaluates the tax position for recognition based on available evidence. Tax benefits and liabilities are measured and recorded if realization upon ultimate settlement is more likely than not.

Accounting for Stock-based Compensation

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for options granted under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price of the option.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective application method. Under this transition method, compensation expense recognized for the year ended December 31, 2006 includes the applicable amounts of: (a) compensation expense of all share- based payments granted prior to, but not yet vested as of December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation expense for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006 have not been restated.

Prior to the adoption of SFAS No. 123(R), forfeitures were recognized as they occurred, and compensation previously recognized was reversed for forfeitures of unvested share-based awards. As a result of the Company’s adoption of SFAS No. 123(R), management now makes an estimate of expected forfeitures and is recognizing compensation expense only for those equity awards expected to vest. The cumulative effect from this change in accounting principle was $253,924.

In 2006, the adoption of SFAS No. 123(R) resulted in incremental share-based compensation expense of $491,414. The incremental share-based compensation expense caused loss before income tax expense and net loss to increase by $491,414 and basic and diluted net loss per share to increase by $0.04 per share. The Company’s policy for attributing the value of graded vesting share-based payments is a straight-line approach.

The following pro forma information as required by SFAS No. 148, “Accounting for Stock—Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the pro forma effect on net loss and related net loss per share for the years ended December 31, 2004 and 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based compensation for those years.

	Years Ended December 31
	2004	2005
Net loss as reported	$(11,301,269)	$(22,773,011)
Add: Share-based compensation expense (with no income tax effect) included in reported net loss for 2004 and 2005	3,314,011	625,236
Deduct: Share-based compensation expense (with no income tax effect) determined under SFAS No. 123 for 2004 and 2005	(3,142,521)	(810,155)

Pro forma net loss	(11,129,779)	(22,957,930)
Accretion of Series C preference shares to redemption value	(114,017)	(171,423)

Pro forma net loss attributable to ordinary shareholders	$(11,243,796)	$(23,129,353)

Shares used in the calculation of pro forma basic and diluted net loss per share	9,981,389	11,589,000

Basic and diluted net loss per share, as reported	$(1.14)	$(1.98)

Pro forma basic and diluted net loss per share	$(1.13)	$(2.00)

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except for those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ capital deficiency and comprehensive loss.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The adoption of this interpretation had no material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, effective for financial statements issued for fiscal years beginning after November 15, 2007, the statement is applicable to the Company in fiscal year 2008. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity’s own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. In November 2007, the FASB decided to issue a proposed FASB Staff Position (“FSP”) to defer the effective date of SFAS No.157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of this guidance on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no material effect on the Company’s financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this Bulletin had no material effect on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial statements.

In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” which amends FIN 48 and provides guidance concerning how an entity should deter- mine whether a tax position is “effectively,” rather than the previously required “ultimately,” settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The adoption of FSP No. FIN 48-1 had no material impact on the Company’s consolidated financial statements.

3.    Net Income (Loss) per Share

Basic and diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the year. When calculating net income per share, two class method has been used, and net income has been allocated to the Company’s ordinary shares and participating securities. Potential ordinary shares, computed using the treasury stock method or the if-converted method, including options, warrants and convertible preference shares are excluded from the computation in periods incurring a loss from continuing operations where the effects would be antidilutive.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders.

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Numerator:
Income (loss) available to shareholders	$(11,415,286)	$(22,944,434)	$(5,522,116)	$(5,849,842)	$605,556
Accretion of Series C preference shares to redemption value	114,017	171,423	172,019	128,964	—
Income attributable to convertible preference shareholders	—	—	—	—	(489,745)

Income (loss) before cumulative effect of changes in accounting principles	(11,301,269)	(22,773,011)	(5,350,097)	(5,720,878)	115,811
Cumulative effect of changes in accounting principles	—	—	741,192	741,192	—

Net income (loss) attributable to ordinary shareholders	$(11,301,269)	$(22,773,011)	$(4,608,905)	$(4,979,686)	$115,811

Denominator:
Weighted-average ordinary shares outstanding-Basic	9,981,389	11,589,000	13,051,542	13,024,459	13,749,925
Diluted shares
Options to purchase ordinary shares	—	—	—	—	8,710,810
Warrants to purchase ordinary shares	—	—	—	—	26,548
Warrants to purchase Series A preference shares	—	—	—	—	47,196
Warrants to purchase Series B preference shares	—	—	—	—	227,533

Weighted-average outstanding shares-Diluted	9,981,389	11,589,000	13,051,542	13,024,459	22,762,012

Basic net income (loss) per share:
Income (loss) before cumulative effect of changes in accounting principles	$(1.14)	$(1.98)	$(0.43)	$(0.45)	$0.01
Cumulative effect of changes in accounting principles	—	—	0.06	0.06	—

Net income (loss) attributable to ordinary shareholders	$(1.14)	$(1.98)	$(0.37)	$(0.39)	$0.01

Diluted net income (loss) per share:
Income (loss) before cumulative effect of changes in accounting principles	$(1.14)	$(1.98)	$(0.43)	$(0.45)	$0.01
Cumulative effect of changes in accounting principles	—	—	0.06	0.06	—

Net income (loss) attributable to ordinary shareholders	$(1.14)	$(1.98)	$(0.37)	$(0.39)	$0.01

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The following weighted-average numbers of outstanding potential ordinary shares were excluded from the computation of diluted net income (loss) per share as their effects would have been antidilutive:

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Options to purchase ordinary shares	7,558,360	4,094,008	4,676,422	4,479,153	—
Series A preference shares	25,000,000	27,500,000	27,500,000	27,500,000	27,660,000
Series B preference shares	10,575,289	10,575,289	10,575,289	10,575,289	10,575,289
Series C preference shares	15,000,000	20,000,000	20,000,000	20,000,000	20,000,000

The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series A through C convertible redeemable preference shares are participating securities due to their participation rights in accordance with the Company’s Articles of Association.

EITF No. 03-6 requires net loss attributable to ordinary shareholders for the period to be allocated to ordinary shares and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preference shares do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of ordinary shares outstanding during the period that are not subject to vesting provisions.

4.    Allowance for Doubtful Accounts, Sales Returns and Sales Discounts/ Rebates

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Allowance for doubtful accounts
Balance at beginning of year	$285,274	$740,953	$743,459	$743,459	$247,821
Additions charged to expenses	463,616	67,148	23,035	27,333	42,280
Write-off	(7,937)	(64,642)	(518,673)	(518,673)	(163,433)

Balance at end of year	$740,953	$743,459	$247,821	$252,119	$126,668

Allowance for sales returns
Balance at beginning of year	$68,138	$434,704	$632,236	$632,236	$515,254
Additions charged to cost	1,120,419	1,003,774	737,803	537,807	499,331
Deductions	(753,853)	(806,242)	(854,785)	(595,544)	(275,057)

Balance at end of year	$434,704	$632,236	$515,254	$574,499	$739,528

Allowance for sales discounts/rebates
Balance at beginning of year	$—	$—	$—	$—	$269,157
Additions charged to cost	—	—	635,833	457,491	353,756
Deductions	—	—	(366,676)	(338,491)	(40,290)

Balance at end of year	$—	$—	$269,157	$119,000	$582,623

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

During the fiscal years ended December 31, 2004 and 2005, revenue related to a limited number of distributors was not recognized upon shipment because product returns from these distributors could not be reasonably and reliably estimated upon the date of shipment. Accordingly, sales made to these distributors in the amounts of $1,849,982 and $2,607,631 as of December 31, 2004 and 2005 respectively, were deferred upon shipment and subsequently recognized in 2005 and 2006 when the customers’ return rights had lapsed.

5.    Inventories, Net

	December 31		September 30, 2007
	2005	2006
			(Unaudited)
Raw materials	$3,017,669	$3,120,703	$3,723,573
Work in process	5,186,529	7,252,600	6,590,617
Finished goods	5,376,265	4,781,924	8,053,670

Balance at end of year	$13,580,463	$15,155,227	$18,367,860

At December 31, 2005, 2006 and September 30, 2007 reserves for inventory obsolescence were $1,745,778, $2,270,452 and $1,855,470, respectively. Reserves for obsolescence were increased by $10,679,126, $2,032,790 and $133,779 for 2005, 2006 and for the nine months period ended September 30, 2007, respectively. Reserves for obsolescence were reduced, due to the scrapping of obsolete inventories, by $9,776,974, $1,508,116 and $548,761 for 2005, 2006 and for the nine months period ended September 30, 2007, respectively.

6.    Property, Plant and Equipment, Net

	December 31		September 30, 2007
	2005	2006
			(Unaudited)
Manufacturing machinery and equipment	$45,094,262	$45,907,099	$47,805,408
Leasehold improvements	3,721,754	4,120,483	4,242,619
Furniture and office equipment	3,364,429	2,017,474	2,423,628
Software	306,309	2,440,309	4,048,997
Transportation equipment	54,430	107,816	143,359
Construction in progress	—	—	6,607,102

	52,541,184	54,593,181	65,271,113
Less: Accumulated depreciation	(30,875,444)	(42,408,648)	(51,012,245)

	$21,665,740	$12,184,533	$14,258,868

Certain equipment purchased in 2005 was determined to be obsolete. Consequently, an impairment loss of $466,171 was recorded in 2005.

The Company has purchased machinery and equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor machinery and equipment for years. One of the Company’s shareholders and directors is a director and owns a majority interest in Techlink. Manufacturing machinery and equipment costing to $12,576,809 and $2,538,961, were acquired from Techlink in 2004 and 2005, respectively, while no equipment

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

purchased from Techlink in 2006 and the first nine months of 2007. Payables to Techlink for the purchase of equipment at December 31, 2005, 2006 and September 30, 2007 were $3,662,822, $3,826,338 and $2,778,450, respectively.

Depreciation expense for 2004, 2005, 2006, and for the nine months period ended September 30, 2006 and 2007 were $8,894,665, $12,637,159, $11,400,233, $8,602,837 and $7,089,651, respectively. Capitalized interest expense for 2004 and the first nine months of 2007 were $12,574 and $67,266, respectively (2005 and 2006: Nil).

As of December 31, 2005, 2006 and September 30, 2007 the Company’s manufacturing machinery and equipment with an original cost of $11,466,746, $19,599,340 and $35,216,184 respectively, that had been fully depreciated were still being used in operations.

7.    Land Use Right, Net

	December 31, 2006	September 30, 2007
		(Unaudited)
Land use right	$4,240,636	$4,445,794
Less: Accumulated amortization	(34,906)	(140,783)

	$4,205,730	$4,305,011

All land in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years. See Note 11 for discussion of contingencies related to the land use right.

8.    Income Tax

BCD is not subject to income or other taxes in Bermuda or Cayman Islands and its subsidiaries are subject to taxes of the jurisdiction where they are located. Pursuant to the PRC income tax laws prior to January 1, 2008, BCD’s PRC subsidiaries were generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Since BCD’s PRC subsidiaries are technologically advanced enterprises located in the high technology zones in Shanghai and are currently qualified as high technology companies “specially supported” by the PRC government which are entitled to be subject to a preferential Foreign Enterprise Income Tax (“FEIT”) rate of 15% and are exempted from the 3% local FEIT.

In accordance with the tax legislations applicable to foreign investment enterprises, the subsidiaries are entitled to an exemption from PRC income tax for two (SIM-BCD, MEMS and AAC) or five (BCD Shanghai) years commencing from 2008 and thereafter, entitled to a 50% relief from PRC income tax for the next three (SIM-BCD, MEMS and AAC) or five (BCD Shanghai) years. Because of the change in the Company’s strategy and business needs as discussed in Note 11, the Company may not be entitled to a lower tax rate or tax exemptions. However, as long as the Company constructs and operates two 0.25 micron wafer facilities, management

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

believes that they will be able to take advantage of these preferential tax treatments. The tax holiday granted to the Company’s PRC subsidiaries is expected to expire in 2012 or 2017.

BCD’s other subsidiaries are subjected to respective local income tax laws, including those of the United States of America, Taiwan and Hong Kong.

The Company adopted the provisions of FIN 48 effective January 1, 2007, and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on tax authority involved and technical merits established accordingly. As a result of the assessment, the Company believes there is no material impact on the adoption of FIN 48.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion.

Income (loss) before income taxes consisted of:

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Bermuda/Cayman Islands (Note 1)	$(6,887,969)	$(2,725,322)	$(3,072,969)	$(4,572,486)	$(3,211,834)
Foreign	(4,401,537)	(20,626,129)	(2,260,208)	(1,135,574)	4,211,884

Total income (loss) before income taxes	$(11,289,506)	$(23,351,451)	$(5,333,177)	$(5,708,060)	$1,000,050

Income tax expense (benefit) consisted of:

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Current	$11,763	$21,560	$16,920	$12,818	$4,369
Deferred	—	(600,000)	—	—	260,711

Income tax expense (benefit)	$11,763	$(578,440)	$16,920	$12,818	$265,080

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Subsidiaries of BCD file separate income tax returns. A reconciliation of the significant differences between the statutory income tax rate in China and the effective income tax rate on pretax loss is as follows:

	Years Ended December 31			Nine Months Ended September 30

	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Statutory tax rate	33.00%	33.00%	33.00%	33.00%	33.00%
Foreign and preferential tax rate differences applicable to foreign jurisdictions	(32.00%)	(22.66%)	(41.50%)	(40.55%)	55.41%
Income exempted or expense not deductible for tax purpose	6.46%	(3.38%)	(33.69%)	(23.34%)	(18.53%)
Benefit of tax holiday	(3.78%)	(0.22%)	(14.98%)	(20.34%)	(44.38%)
Change in valuation allowance	(3.76%)	(4.36%)	57.38%	50.97%	—
Others	(0.02%)	0.10%	(0.53%)	—	1.00%

Effective tax rate	(0.10%)	2.48%	(0.32%)	(0.26%)	26.50%

Foreign and preferential tax rate differences decreased the Company’s statutory tax rate of 33% because of (i) lower statutory tax rates in foreign jurisdictions such as the Cayman Islands and (ii) a preferential tax rate of 15% enjoyed by the Company’s subsidiaries located in the PRC.

The components of deferred income tax assets and liabilities were as follows:

	December 31		September 30, 2007
	2005	2006
			(Unaudited)
Deferred tax assets
Net operating loss carryforwards	$1,330,415	$—	$315,761
Inventory reserves	1,730,065	184,937	—
Start-up costs	292,874	99,457	25,157
Bad debts reserve	61,467	37,173	—
Accrued warranty costs	70,425	61,115	—
Accrued interest expense	102,353	—	—
Depreciation	462,704	—	—
Stock rotation	—	98,030	—
Others	154,910	119,288	21,226

Total deferred tax assets	4,205,213	600,000	362,144

Deferred tax liabilities
Overhead allocated to inventories	(442,905)	—	—
Stock rotation	(100,861)	—	—
Others	(1,412)	—	—

Total deferred tax liabilities	(545,178)	—	—

Net deferred tax assets before valuation allowance	3,660,035	600,000	362,144
Valuation allowance	(3,060,035)	—	—

Net deferred income tax assets	$600,000	$600,000	$362,144

Deferred tax assets are analyzed as:
Current	$251,995	$582,029	$343,464

Non-current	$348,005	$17,971	$18,680

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The valuation allowance shown in the table above relates to net operating loss carryforwards and temporary differences for which the Company believes that realization is not more likely than not. The valuation allowance increased by $424,873 and $1,018,719 in 2004 and 2005, respectively, and decreased by $3,060,035 in 2006. As of December 31, 2006 and September 30, 2007, there is no balance for valuation allowance.

The Company considered all positive and negative evidence regarding whether a valuation allowance for the deferred tax assets is needed, and concluded that it is more likely than not that it could generate sufficient income in the future to realize the deferred tax assets as of December 31, 2006 and September 30, 2007.

As of September 30, 2007, PRC net operating loss carryforwards amounted to $2,808,394. The PRC net operating loss carryforwards will expire in 2010 through 2011 if not utilized. The Company estimated that the majority of net operating loss carryforwards will be utilized in 2007, which will make the Company enter into the first year of the tax exemption period in 2008.

In March 2007, PRC government published Enterprise Income Tax Law, which unified the enacted income tax rate for domestic and foreign enterprise and will be effective January 1, 2008. According to the new tax law, the Company’s subsidiaries in PRC will be forced into their first tax holiday exemption year starting 2008 regardless of their profit level, and the tax rate will raise from the present FEIT rate of 15% to unified enterprise income tax rate of 25% unless the PRC subsidiaries can obtain renewed official approval for “High-Technology Enterprise” status. Under the new tax law, the subsidiaries are allowed to transit to the newly enacted tax rate in a five-year transition period. If the PRC subsidiaries cannot maintain its status as “High Technology Enterprise” with the current enacted tax rate of 15%, the subsidiaries will be required to transit to the newly enacted uniform tax rate of 25% in 5 years starting from 2008, and the amount of deferred tax assets as of September 30, 2007 would increase to $373,104. As a result of the new tax law, the tax holiday granted to the Company’s PRC subsidiaries shall be expired in 2012 or 2017.

The aggregate amount and per share effect for the tax holiday are as follows:

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
The aggregate dollar effect	$426,723	$51,325	$798,939	$1,010,317	$(443,809)

Per share effect—basic	$0.04	$0.00	$0.06	$0.08	$(0.03)

Per share effect—diluted	$0.04	$0.00	$0.06	$0.08	$(0.02)

9.    Short-term Bank Loans

SIM-BCD, a subsidiary of BCD, has obtained short-term loans from the Agricultural Bank of China that are denominated in either the U.S. dollar or RMB. The U.S. dollar-denominated loans bore floating interest rates equal to 4 month, 6 month or 12 month LIBOR plus one percent, or 3.44% to 5.75%, 4.60% to 6.75% and 6.20% to 6.75% in 2005, 2006 and the first nine months of 2007, respectively. The RMB-denominated loans bore fixed interest at rates of 5.84% in 2005, 5.58% (subsequently renewed to 6.14%) in 2006, and 6.14% (subsequently renewed to 7.29%) in

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

the first nine months of 2007. The loans are repayable on demand or within one year from the date of borrowing. The subsidiary has pledged certain time deposits as collateral for the loans for $7,912,399, $8,067,055 and $3,340,000 at December 31, 2005, 2006 and September 30 2007, respectively. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. As a result, BCD has notified the Agricultural Bank of China and obtained its consent about the reorganization of SIM-BCD, MEMS and AAC in 2006. Loans of $7,202,166, $7,289,825 and $7,408,540 at December 31, 2005, 2006 and September 30, 2007, respectively, were guaranteed by SIMIC.

In March 2007, BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”) obtained a short-term loan from the Shanghai Pudong Development Bank that was denominated in RMB. The loan bears a fixed interest rate of 6.39%. The loan is repayable on demand or within one year from the date of borrowing. BCD Shanghai has provided the land use rights obtained at Shanghai ZiZhu Science-based Industrial Park (“ZiZhu Industrial Park”) as the collateral of such loan.

The fair value of the Company’s borrowings approximates their carrying amount.

10.    Subsidiary Interestholder

In August 2001, the PRC government approved cooperation agreements between BCD and SIMIC providing for the establishment of three jointly owned PRC subsidiaries, SIM-BCD, MEMS and AAC, having a registered capital initially of $9,000,000, $9,000,000 and $2,000,000, respectively. Under the cooperation agreements, BCD and SIMIC had subscription rights to contribute assets constituting 83% and 17%, respectively, into each entity. The initial assets contributed by BCD and SIMIC totaled $9,125,836 and $1,564,510, respectively.

In February 2002, BCD and SIMIC entered into two agreements (“Agreements”) pursuant to which each jointly owned entity would become a wholly owned subsidiary of BCD, and SIMIC would become a shareholder of BCD. Pursuant to the Agreements:

•

BCD granted to SIMIC a written option to purchase all or a portion of 2.5 million Series A preference shares of BCD at $1 per share, the exercise of which is contingent upon SIMIC’s sale to BCD of all or a portion of SIMIC’s interest in SIM-BCD at a price equivalent to the original value of SIMIC’s aggregate contributions up to the time of exercise;

•

BCD granted to SIMIC a right to receive 1.8 million ordinary shares of BCD of which 50% would be issued in each of two years following the approval of the interest transfer of AAC by the relevant PRC authorities;

•	Subject to approval by the relevant PRC authorities, all remaining subscription rights in AAC and MEMS were cancelled;

•	SIMIC committed to contribute additional equipment with a fair value of $995,902 to SIM-BCD, subject to approval by the relevant PRC authorities; and

•	BCD would reimburse SIMIC’s initial contribution of cash into AAC of $60,412.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

A purpose of the Agreements was to guarantee that any funding contributions made by SIMIC to the jointly owned entities would be made whole by BCD at the time when SIMIC exchanged the ownership interest in those jointly owned entities for that in BCD. As a result, losses incurred by the subsidiaries where SIMIC contributed funding (i.e., SIM-BCD and AAC) were not allocated to SIMIC; instead, 100% of such losses were allocated to BCD. Accordingly, the Company recorded the contributions made by SIMIC to those jointly owned entities as liabilities at inception of each of those entities and when additional contributions were made by SIMIC.

The written option to purchase Series A preference shares was recorded by the Company at the estimated fair value as a liability with subsequent changes in fair value recorded through earnings until such time the option is exercised or expires upon the occurrence of an initial public offering, a change of control, merger or acquisition. The fair value of the written option at the date of grant was estimated to be $594,387 when the Agreements were reached. The Black-Scholes option pricing model was used with the following assumptions: An exercise price equal to the contributions to be returned to SIMIC upon transfer of interests in SIM-BCD; a market price equal to the estimated fair value of the Series A preference Shares; a risk free interest rate of 3%; expected life of 3 years; 59.2% volatility; and a dividend yield of zero.

The right to receive 1.8 million ordinary shares by SIMIC was deemed an option granted by the Company which was valued as of the date of the Agreements and recorded as a liability at the fair value of $0.10 per ordinary share with a corresponding amount recorded as a subsidiary reorganization expense. Upon receiving approval from the relevant PRC authorities in July 2002, the option was deemed exercised and was subsequently recorded as an obligation to issue ordinary shares within shareholders’ equity (capital deficiency).

The remaining subscription rights in AAC and MEMS were deemed to be options with estimated fair values equal to zero as the fair market value of the entities at the time of grant were deemed to be nominal. Subsequent estimated fair values for such options were also deemed immaterial.

In January 2003, SIMIC contributed to SIM-BCD an additional $995,902 of equipment which was recorded as property and equipment with a corresponding amount recorded as a liability to subsidiary interestholder. During the years ended December 31, 2003 and 2004, BCD contributed to AAC, MEMS and SIM-BCD additional aggregated contributions of $3,724,258 and $23,330,000, respectively, of which $600,000 and $12,727,000 were loans to the subsidiaries. No contributions were made thereafter.

In March 2003, SIMIC transferred to SAIL Finance Group Limited (“SAIL”), its affiliate, (i) SIMIC’s right to receive the 1.8 million ordinary shares as a result of the transfer to the Company of its interest in each of AAC and MEMS, and (ii) the written option to purchase 2.5 million Series A preference shares. SAIL exercised its right to receive the 1.8 million ordinary shares and written option to purchase 2.5 million Series A preference shares. Consequently, in 2004, the Company issued 1.8 million ordinary shares to SAIL, and in 2005, the Company paid $2.5 million to SIMIC in exchange for SIMIC’s interest in SIM-BCD and received $2.5 million from SAIL for the purchase of the 2.5 million Series A preference shares.

As of December 31, 2004, the written option to purchase 2.5 million Series A preference shares was remeasured to $78, using the Black-Scholes option pricing model with the following

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

assumptions: An exercise price equal to the contributions to be returned to SIMIC upon transfer of interests in SIM-BCD; a market price equal to the estimated fair value of the Series A preference shares; a risk free interest rate of 3.9%; an expected life of 1 month; 72% volatility; and a dividend yield of zero. The change in fair value of the written option of $395,202 was charged to income in 2004. Upon exercise of the written option in 2005, the fair value of the written option was included as part of cost of Series A preference shares.

11.    Commitments and Contingencies

Capital Commitments

As of September 30, 2007, the Company had capital commitments related to new facility construction in Zizhu Industrial Park of $3,482,000.

Operating Leases

The Company leases office space and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. In addition, the Company leases manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense for 2004, 2005, 2006 and the first nine months of 2006 and 2007 was $915,293, $1,087,344, $1,017,389, $812,470 and $876,046, respectively, of which $442,563, $407,202, $445,840, $333,639 and $354,902, respectively, was related to the lease with SIMIC.

As of September 30, 2007, minimum rental payments under the noncancelable leases were as follows:

2007 (remaining three months)	$192,792
2008	430,439
2009	294,762
2010	175,429
Thereafter	628,405

Total	$1,721,827

Contingencies

Indemnities—The Company indemnifies certain end-customers and independent distributors against product claim liabilities, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Jinyang—In January 2007, SIM-BCD filed a complaint in the People’s Court in the Nanhui District of Shanghai against Jinyang Electronics Co., Ltd. (“Jinyang”) for unpaid invoices totaling approximately RMB306,000 plus interest. On April 3, 2007, the People’s Court in the Nanhui District issued a judgment awarding SIM-BCD the full amount of its claim. On April 12,

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

2007, Jinyang appealed the judgment to the People’s Appellate Court in Shanghai, and SIM-BCD answered the appeal on April 20, 2007. The Company has made full provision for the related accounts receivable in 2006.

Vincor—On May 30, 2007, SIM-BCD and its affiliated company, Excel Power Technology Limited served a Writ of Summons in the District Court of the Hong Kong Special Administrative Region against Vincor Industries (Hong Kong) Limited (“Vincor”) for unpaid invoices totaling approximately $105,000 plus interest. The Company has made full provision for the related accounts receivable in 2006.

PI—On June 14, 2007, Power Integrations Inc., a Delaware Corporation (“PI”), filed a lawsuit against the Company’s PRC subsidiary, SIM-BCD, and the Company’s U.S. subsidiary, BCD Semiconductor Corporation, in the U.S. Federal District Court for the Northern District of California. The complaint alleged that certain PWM controller chips produced and sold by those subsidiaries infringe PI’s U.S. Patent Nos. 5,313,381, 6,107,851, and 6,249,876. PI is seeking damages as well as an injunction against unspecified allegedly infringing products. On October 15, 2007, PI filed a motion to dismiss its complaint in the United States District Court for the North District of California and filed another complaint in the United States District Court for the District of Delaware. The Company is in the process of evaluating the complaint. The Company intends to take the appropriate actions to vigorously defend SIM-BCD and BCD Semiconductor Corporation. If the Company is unsuccessful in defending against the PI lawsuit, it could be prevented from selling certain of its products and/or be required to pay substantial damages or fines.

BCD Shanghai—In June 2004, BCD signed an investment agreement with Shanghai Zizhu Science-based Industrial Park Development Company (“Zizhu Development”) whose operations include land development and management of land use rights in Zizhu Industrial Park, investment in high-tech businesses, construction of infrastructure and related activities. The key terms of the investment agreement are summarized as follows:

a. BCD shall establish a new entity and construct two eight-inch wafer manufacturing facilities and two packaging and testing facilities in Zizhu Industrial Park with a total projected cost of $1 billion (the “Project”).

b. Zizhu Development shall assist BCD to acquire a land use right for 50 years of approximately 232,815 square meters within Zizhu Industrial Park for the Project.

c. Zizhu Development shall assist BCD to obtain a bank loan totaling $70 million for the Project. In addition, the Shanghai Minhang District Government shall provide a government subsidy equal to 2% of the interest on such loan to the new entity.

d. The new entity will be granted a favorable tax rate at 15% and entitled to the exemption from PRC income tax for five years commencing from 2008, and thereafter, a 50% relief from PRC income tax for the next five years.

Accordingly, BCD Shanghai, a wholly owned subsidiary of BCD, was established in June 2005 with a maximum total investment of $1 billion. The registered capital of BCD Shanghai is $334 million, of which $5 million had been contributed as of September 30, 2007. In accordance with PRC laws, 15% of the registered capital of a foreign wholly-owned company must be contributed within three months after obtaining a business license. BCD Shanghai obtained its

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

business license in June 2005, and therefore BCD should have contributed the initial 15% capital by September 2005. In November 2006, BCD Shanghai filed a request with the Shanghai Foreign Investment Commission, or SFIC, for extension of the outstanding initial capital injection to September 21, 2007. SFIC in return submitted the request to the PRC Ministry of Commerce, or MOFCOM, recommending approval. In August of 2007, BCD Shanghai filed another request with SFIC for extension of the outstanding initial capital injection to March 31, 2008. SFIC again submitted the request to MOFCOM recommending approval. As of October 26, 2007, BCD Shanghai has not received the requisite approval from MOFCOM.

Pursuant to approval from the National Development and Reform Commission (“NCRD”), BCD Shanghai was originally to have received a land use right for the Project with coverage of 232,815 square meters. However, the coverage was subsequently reduced to 109,809 square meters in the State-owned Land Use Right Grant Contract entered into by and between BCD Shanghai and Shanghai Minhang District Real Estate Administration Bureau dated on February 15, 2006 (the “Land Use Right Grant Contract”), and in a later agreement between BCD Shanghai and Zizhu Development dated November 2006. In accordance with the Land Use Right Grant Contract, BCD Shanghai obtained a land use right with a term of 50 years and coverage of 109,809 square meters within Zizhu Industrial Park. The total contracted price of the land use right (as amended) was RMB32,393,596, which was fully paid by BCD Shanghai by April of 2006 together with the tax and service charges of RMB997,842. As provided, Zizhu Development has an obligation to reimburse BCD Shanghai for the price of the land use right in full. As of September 30, 2007, BCD had received the full price of the land use right from Zizhu Development. BCD recorded this financial support provided by Zizhu Development as “performance obligation” for its duty to construct and operate two eight-inch wafer manufacturing facilities and two packaging and testing facilities. Moreover, BCD Shanghai is obligated to return part of the financial support, amounting to RMB27,452,200, to Zizhu Development if Zizhu Development successfully assists BCD Shanghai in obtaining a government subsidy that is equivalent to the price of its land use right, in the 12-month period following BCD Shanghai’s first profit making year of operation as determined on a tax basis.

Under the terms of the original investment agreement, the construction of the two eight-inch wafer manufacturing facilities and two packaging and testing facilities was to commence by December 31, 2004 and was to be completed within two years following acquisition of the land use right. However, due to the delay in the initial capital injection, the construction of the facilities was also postponed. Under the Land Use Right Grant Contract, the deadline for BCD Shanghai to commence construction was officially changed to January 31, 2007, and the deadline for completing the construction was changed to January 31, 2010. Also, the Land Use Right Grant Contract provides that the deadline for commencing construction could be extended by one year with the written consent of Shanghai Minhang District Real Estate Administration Bureau. If BCD Shanghai fails to commence the planned construction after the one year extension, it will be subject to a penalty not to exceed 20% of the contract price of the land use right. Furthermore, if the construction is not commenced by January 31, 2009 or if the construction is not completed by January 31, 2010, Shanghai Minhang District Real Estate Administration Bureau may terminate the land use right and request compensation for its losses. In December 2006, BCD Shanghai commenced construction of its premises which are used as research and development centers, testing rooms and headquarter on the land located in Zizhu Industrial Park.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Because of changes in the Company’s strategy and business needs since the time it obtained the approvals of the PRC NDRC and MOFCOM, BCD no longer intends to inject the original amount of the registered capital and the total investment into BCD Shanghai. BCD has engaged in extensive, ongoing discussions with related PRC government agencies and based on those discussions believes that, once it has contributed the remaining balance of the initial 15% of the registered capital of BCD Shanghai, equal to approximately $45 million, it will be permitted to reduce the amount of the registered capital and the total investment to suit its current strategy and business needs.

The Company has been advised by its PRC counsel, Commerce and Finance Law Offices, that based on their own investigation and their knowledge of BCD’s discussions with the relevant PRC authorities, BCD Shanghai is not likely to have its business license revoked by the PRC authorities in the near future, and, provided that BCD injects the required 15% of the registered capital into BCD Shanghai no later than the end of March 2008, BCD Shanghai has no material legal obstacle to obtaining the relevant PRC authorities’ approval to reduce its registered capital and is likely to obtain such approval. Commerce & Finance Law Offices have also indicated that if the decrease in registered capital and reductions in the scale and scope of the Project are approved by the relevant authorities, BCD will likely be able to amend the investment agreement with Zizhu Development to make corresponding modifications to the scale and scope of the Project. Commerce & Finance Law Offices have advised the Company that after BCD injects the required 15% of the registered capital prior to the end of March 2008, in the unlikely event that BCD fails to obtain approval for the decrease in registered capital and the corresponding reductions in the scale and scope of the Project, there is a risk that BCD Shanghai may lose the land use right; however Commerce & Finance Law Offices have advised the Company that even if BCD Shanghai were to lose the land use right and the building on the land were transferred with the land use right, by operation of PRC real estate law, as the owner of the building, BCD Shanghai would be entitled to reasonable compensation for the loss of the building under relevant PRC property law.

However, BCD and BCD Shanghai currently have no written confirmation from the PRC government agencies that their expectations are correct, and there can be no assurance that BCD Shanghai will receive the requisite approval to reduce the amount of its registered capital and total investment. Nonetheless, if such approval is not obtained, BCD does not intend to inject the full amount of BCD Shanghai’s current registered capital. However, the failure to do so under such circumstances may subject BCD Shanghai to a number of significant adverse consequences, including among others penalties, sanctions, loss of favorable tax treatment, loss of the land use right, loss of the building, revocation of its business license and forced liquidation. If these consequences were to occur, the Company’s business, results of operations and financial condition would be harmed.

12.    Retirement Benefit Plan

The employees of PRC subsidiaries are members of a State-managed retirement benefit plan operated by the PRC government. The PRC subsidiaries are required to contribute an amount equal to a specified percentage of their payroll costs to the retirement benefit plan to fund the benefits. The only obligation of BCD with respect to the retirement benefit plan is to make the specified contributions.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The expense for the retirement benefit plan charged to income was $427,366, $556,324, $615,227, $456,451 and $554,579 for 2004, 2005, 2006, and for the nine months periods ended September 30, 2006 and 2007, respectively.

13.    Warrant Liability

In September 2002, the Company issued warrants to purchase 160,000 Series A preference shares for services. The warrants were immediately exercisable at any time through the earlier of September 2005 or an initial public offering. The fair value of the warrants of $67,059 was estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of three years, 59.2% volatility and no dividend yield. The amount was recorded as a general and administrative expense. The warrants to purchase Series A preference shares were treated as having expired in September 2005, however, the holder subsequently disputed the exercisable period of the warrants in December 2006. To settle the dispute, the Company allowed the holder to exercise the warrants in May 2007. The fair value of these warrants is nominal.

In November 2002, in connection with the Series B preference shares financing, the Company issued warrants to certain shareholders to purchase 400,000 Series B preference shares with an exercise price of $1.25 per share. The warrants are immediately exercisable and expire on the earlier of November 2008, or an initial offering, a sale or exchange of all or substantially all of the assets or the merger or consolidation of the Company. The fair value of the warrants of $264,975 was estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of four years, 67.5% volatility, and no dividend yield. The amount was recorded as a reduction of the proceeds received from the Series B preference shares financing. None of these warrants were exercised as of September 30, 2007.

Warrants to purchase 1,600,000 shares of Series C preference shares with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants are immediately exercisable and expire on the earlier of April 2009 or the closing of an IPO that involves automatic conversion of all preference shares into ordinary shares or a change in control. The fair value of the warrants was $838,094 at grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. None of these warrants were exercised as of September 30, 2007.

The above mentioned warrants were treated as equity in accordance with Emergent Issue Task Force (EITF) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, since they met all the criterions of recognizing derivative financial instruments as equity set forth in EITF 00-19. On January 1, 2006, the Company adopted FASB Staff Position FAS 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” and the above mentioned warrants that were issued to purchase Series B and Series C preference shares were reclassified as a liability and were remeasured at $615,801, using the Black-Scholes options pricing model with the assumptions of a risk free interest rate

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

of 4.86%, an expected life of 2.5 years, 57% volatility and no dividend yield. The difference between the carrying value and fair value of $487,268 was then reported as a cumulative effect of changes in accounting principles on the consolidated statement of operations.

As of September 30, 2007, the warrant liability was remeasured to $2,650,696, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 5.02%, an expected life of 0.75 year, 37.97% volatility, and no dividend yield. The change in fair value of the warrant liability of $752,523 was charged to income in the nine months period ended September 30, 2007.

14.    Convertible Preference Shares

In January 2002, BCD issued 25,000,000 Series A convertible preference shares for cash of $9,986,221 and manufacturing machinery and equipment valued at $15,000,000.

In November 2002 and January 2003, BCD issued 10,520,000 Series B convertible preference shares for cash of $13,118,738. In addition, 55,289 Series B convertible preference shares were issued in January 2003 as an interest payment for a loan from shareholders for the period July through October 2002. The interest was accrued at 6% per annum and amounted to $69,112. In connection with the Series B financing, BCD issued warrants to certain investors to purchase additional Series B preference shares (Note 13).

On or about May 10, 2007, 160,000 Series A convertible preference shares were issued in accordance to the exercise of a warrant (Note 13).

Significant terms of the Series A and B convertible preference shares adopted under Bermuda law are as follows:

•	BCD’s Article of Association adopted under Bermuda law designated 28,000,000 and 11,500,000 preference shares as Series A and B, respectively.

•

Holders of preference shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preference share is entitled to the number of votes equal to the number of ordinary shares into which each preference share is convertible at the time of such vote. Holders of the preference shares also have the right to vote as a class on certain matters specified in BCD’s Articles of Association.

•

Dividends may be declared at the discretion of the board of directors and are noncumulative. To the extent declared, dividends of $0.08 and $0.10 per share per annum for Series A and B preference shares, respectively, must be paid prior to any payment of dividends to ordinary shareholders. As of September 30, 2007, no dividends had been declared or paid.

•

After dividends specified above have been paid or declared and set apart, any additional dividends or distributions shall be distributed among all holders of ordinary shares and preference shares in proportion to the number of shares of ordinary shares that would be held by each such holder if all shares of preference shares were converted to ordinary shares at the then effective conversion rate.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

•

In the event of liquidation, dissolution or winding up of BCD, holders of the then outstanding Series A and B preference shares shall receive $1.00 and $1.25, respectively, per share, plus all declared but unpaid dividends, payable in preference and priority to any payments made to holders of the then outstanding ordinary shares. A liquidation, dissolution or winding up of BCD is deemed to include the acquisition of BCD by another entity by means of any transaction or a series of related transactions in which the shareholders of BCD immediately prior to such event do not own a majority of the outstanding shares of the surviving company.

•

Each holder of preference shares is entitled to convert any or all of its shares at any time into a number of ordinary shares as determined by dividing the respective preference share issue price by the conversion price in effect at the time of conversion. The conversion price of Series A and Series B preference shares is $1.00 and $1.25, respectively. In the event that the Company shall issue additional ordinary shares as defined in its Articles of Association for a consideration per share less than the conversion price of preference shares in effect to that date, then the conversion price of preference shares shall be reduced. Such conversion shall be automatic in the event of an IPO with net cash proceeds to the Company not less than $50 million and a per share offering price of at least $5.00 (a “Qualified IPO”).

BCD was originally incorporated under Bermuda laws. As stated above, an acquisition was deemed a liquidation event as defined in the by-laws of BCD under Bermuda laws, and required the payment of the original issue price plus any declared but unpaid dividends to the Series A and B preferred shareholders, which is in effect a redemption right. Under the by-laws, an acquisition or merger could be approved by a simple majority of the votes cast at a general meeting in which a quorum was present without regard to shareholder class. Accordingly, ordinary shareholders who were members of management and who did not own preference shares were not able to block a simple majority vote given the fact that ordinary shareholders held around 9% of voting rights. As the redemption rights for Series A and B preference shares were not within the control of BCD, Series A and B preference shares were recorded as mezzanine equity in accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities.

In April 2004, BCD transferred by way of continuation to the Cayman Islands. Under BCD’s Articles of Association adopted under Cayman Islands law after the transfer to the Cayman Islands, an acquisition or merger can be approved only if holders of at least a majority of the shares within each class vote in favor of such acquisition or merger. Therefore, preference shareholders alone could no longer approve an acquisition or merger. Nevertheless, BCD reviewed the shareholder class, and concluded that the classification of Series A and B preference shares in mezzanine equity remained appropriate based on the fact that ordinary shareholders who did not hold preference shares and who were management of BCD held less than 25% of ordinary shares and therefore could not block the vote in favor of such acquisition or merger.

On April 22, 2004, BCD amended its Articles of Association to authorize the issuance of up to 24,000,000 Series C redeemable convertible preference shares with a par value of $0.001 per share and then issued 20,000,000 Series C preference shares to new investors at $2.50 per share, resulting in total proceeds of $49,976,992, net of issuance costs of $23,008. The carrying

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

value of Series C redeemable convertible preference shares is accreted from the date of issuance through the earliest redemption date and the accretion is recorded as deemed dividends.

Holders of Series C preference shares have the same rights granted to holders of Series A and B preference shares plus the following additional rights:

•

At any time on or after April 27, 2009, holders of the then outstanding Series C preference shares may require BCD to redeem for cash all or a portion of the outstanding Series C preference shares at $2.50 per share plus all declared but unpaid dividends, if any, on such shares. As the redemption right is not within the control of BCD, Series C preference shares were recorded as mezzanine equity in accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities.

•

To the extent dividends are declared by the board of directors, cash dividends in the amount of $0.20 per Series C preference share are payable in preference and priority to any payment of dividends to Series A and B preference shareholders and ordinary shareholders.

•

In the event of liquidation, holders of Series C preference shares shall receive $2.50 per share plus all declared but unpaid dividends, payable in preference and priority to any payments made or distribution of assets to Series A and B preference shareholders and ordinary shareholders.

In accordance with Emerging Issues Task Force (EITF) Issue No. 98-5, “Accounting for Convertible Security with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the ordinary share or other securities into which the security is convertible multiplied by the number of shares into which the security is convertible.

The effective conversion prices of the Series A, B, and C preference shares exceed the fair value of ordinary shares at each grant date. As of September 30, 2007, no event triggered conversion price adjustment, which did not trigger reconsideration of beneficial conversion feature. Therefore, the preference shares did not have beneficial conversion features.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Following is a summary of convertible preference shares:

	Shares	Amount
Series A
Issuance of Series A preference shares at $1.00 per share (net of issuance costs of $13,779) with liquidation preference of $25,000,000 in 2002	25,000,000	$24,986,221
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $2,500,000 in 2005 (Note 10)	2,500,000	2,500,078

Balance at December 31, 2005, 2006	27,500,000	27,486,299
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $160,000 in 2007 (Note 13)	160,000	160,000

Balance at September 30, 2007 (Unaudited)	27,660,000	27,646,299

Series B
Issuance of Series B preference shares at $1.25 per share (net of issuance costs of $31,262) with liquidation preference of $13,219,112 in 2002	10,575,289	13,187,850
Issuance of Series B warrants in connection with Series B financing in 2002 (Note 13)	—	(264,975)

Balance at December 31, 2005, 2006 and September 30, 2007 (Unaudited)	10,575,289	12,922,875

Series C
Issuance of Series C preference shares at $2.50 per share (net of issuance costs of $23,008) with liquidation preference of $50,000,000 in 2004	20,000,000	49,976,992
Issuance of Series C warrants in connection with Series C financing in 2004 (Note 13)	—	(838,094)

	20,000,000	49,138,898
Accretion of Series C preference shares to redemption value	—	114,017

Balance at December 31, 2004	20,000,000	49,252,915
Accretion of Series C preference shares to redemption value	—	171,423

Balance at December 31, 2005	20,000,000	49,424,338
Accretion of Series C preference shares to redemption value	—	172,019

Balance at December 31, 2006	20,000,000	49,596,357
Accretion of Series C preference shares to redemption value (Unaudited)	—	129,414

Balance at September 30, 2007 (Unaudited)	20,000,000	49,725,771

Total Balance at December 31, 2005		$89,833,512

Total Balance at December 31, 2006		$90,005,531

Total Balance at September 30, 2007 (Unaudited)		$90,294,945

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

15.    Share-based Compensation

Warrant

In March 2003, the Company executed an employment agreement with an executive officer pursuant to which it granted a warrant to purchase up to 150,000 shares of Series B preference shares at an exercise price of $1.25 per share. The warrant was fully vested at grant date and was exercisable any time after grant date until March 1, 2005. No compensation expense was recognized as the exercise price was equal to the fair value of the shares on the date of grant. The exercisable period of the warrant was extended to February 28, 2010 without incremental expense incurred in 2005.

In 2005, the Company granted 50,000 warrants, in addition to cash paid, to consultants for services performed. The Company calculated the fair value of the warrants to be $0.06 per warrant using the Black-Scholes option pricing model with the assumptions of a risk-free interest rate of 5.02%; an expected life of seven years; 66% volatility; and no dividend yield. Stock compensation expense of $3,000 related to these warrants was recognized as a general and administrative expense in 2005.

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. Options granted under the Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers as compensation which shall be vested depending on the achievement of pre-determined milestones of research and development projects and some options were granted with accelerated vesting if there is a change in control as defined in the Plan. The maximum number of options that may be granted under the Plan was 22,500,000 as of September 30, 2007.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

A summary of option activity under the Plan as of December 31, 2006 and September 30, 2007 and changes during these periods then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at January 1, 2006	13,607,067	$0.59
Granted	1,947,300	$1.00
Exercised	(1,365,417)	$0.10
Forfeited or expired	(1,911,975)	$0.88

Outstanding options at December 31, 2006	12,276,975	$0.66	7.85	$9,778,710

Vested or expected to vest options at December 31, 2006	11,815,539	$0.65	7.79	$9,558,412

Exercisable options at December 31, 2006	6,557,688	$0.42	7.03	$6,939,918

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at January 1, 2007	12,276,975	$0.66
Granted	3,735,200	$2.26
Exercised	(3,437,400)	$0.23
Forfeited or expired	(357,825)	$1.19

Outstanding options at September 30, 2007	12,216,950	$1.19	8.13	$27,466,484

Vested or expected to vest options at September 30, 2007	11,022,732	$1.13	8.00	$25,412,351

Exercisable options at September 30, 2007	4,075,575	$0.57	6.82	$11,685,700

The weighted-average grant-date fair value of options granted during 2004, 2005 and 2006 was $1.01, $0.07 and $0.57, respectively. The total intrinsic value of options exercised during 2004, 2005 and 2006 was $2,097,944, $83,235 and $554,492, respectively.

The weighted-average grant-date fair value of options granted in the nine months ended September 30, 2006 and 2007 was $0.47 and $1.85, respectively. The total intrinsic value of options exercised in the nine months ended September 30, 2006 and 2007 was $554,492 and $8,322,804.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Options granted under the Plan during 2006 and the first nine months of 2007 are summarized as follows:

Grant Date	Number Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
January 23, 2006	609,700	$1.00	$0.44	$—
April 24, 2006	925,800	$1.00	$0.86	$—
July 23, 2006	93,400	$1.00	$0.69	$—
October 15, 2006	318,400	$1.00	$1.42	$0.42
February 13, 2007	658,700	$1.42	$1.42	$—
April 22, 2007	579,800	$1.56	$1.56	$—
May 4, 2007	200,000	$1.56	$1.56	$—
August 2, 2007	485,700	$2.68	$2.68	$—
August 17, 2007	1,811,000	$2.68	$2.68	$—

	5,682,500

The Company engaged a third party valuation specialist, American Appraisal, to determine the fair value of the underlying ordinary shares and validate that such fair value approximated the exercise price of the options. The valuation was done retrospectively for the options granted from January 23, 2006 to October 15, 2006 and contemporaneously for the options granted from February 13, 2007 to August 17, 2007.

The options outstanding and exercisable by exercise price as of December 31, 2006 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
$0.01	272,600	$0.01	5.57	272,600	$0.01
$0.10	5,052,850	$0.10	6.54	4,512,863	$0.10
$1.00	6,487,100	$1.00	8.96	1,425,175	$1.00
$2.50	464,425	$2.50	7.78	347,050	$2.50

	12,276,975	$0.66	7.85	6,557,688	$0.42

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The options outstanding and exercisable by exercise price as of September 30, 2007 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
$0.01	272,600	$0.01	5.00	272,600	$0.01
$0.10	2,071,800	$0.10	5.68	1,813,025	$0.10
$1.00	6,324,350	$1.00	8.13	1,715,200	$1.00
$1.42	485,200	$1.42	9.42	—	$1.42
$1.56	778,800	$1.56	9.60	269,000	$1.56
$2.68	2,284,200	$2.68	9.92	5,750	$2.68

	12,216,950	$1.19	8.13	4,075,575	$0.57

As of December 31, 2006 and September 30, 2007, there was $767,612 and $4,543,834, respectively, of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The expense is expected to be recognized over a weighted-average period of 2.68 and 2.18 years, respectively.

The compensation expenses related to stock options was $3,869,079, $631,049, $758,853, $541,503 and $1,001,840 for 2004, 2005 and 2006 and for the first nine months of 2006 and 2007, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below. The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Risk-free interest rate	3.0% – 5.21%	4.59% – 5.09%	4.95% – 5.57%	4.95% – 5.57%	4.91% – 5.25%
Expected term (in years)	5 – 6	6	6	6	6
Expected volatility	68.6% – 72%	67.0% – 69.0%	76.0% – 85.0%	76.0% – 82.0%	67.0% – 80.0%
Expected dividend yield	—	—	—	—	—

In 2004 and 2006, the board of directors accelerated the vesting period of stock options that had been granted to 4 employees who terminated employment with the Company. As a result of the acceleration, an incremental share-based compensation expense of $299,000 and $56,625 was recognized in 2004 and 2006, respectively, due to the fact that the employees benefited from unvested options that would have been forfeited at modification dates.

In 2004, the board of directors adopted an Option Exercise Period Extension Policy (the “Extension Policy”), which provides that if an optionee, upon termination (as defined in the

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Plan), executes and delivers an exercise notice to the Company prior to the expiration of the exercise period set forth in the option agreement (the “Exercise Period”) but is unable to remit payment due to certain prohibitions set forth in the laws, rules and regulations of PRC, then the Exercise Period of the corresponding option shall be extended with respect to the number of ordinary shares to be exercised pursuant to the exercise notice such that the Exercise Period would terminate on the one-year anniversary of the date of the exercise notice (the “Extended Exercise Period”). Options granted to 9, 42, and 18 former employees had been extended accordingly and resulted in incremental share-based compensation expense of $0, $12,638 and $57,631 for the years ended December 31, 2004, 2005 and 2006, respectively.

On February 17, 2004, the Company granted 502,500 options to consultants for services performed. The options were fully vested at grant date. The Company calculated the fair value of those options to be $1.12 per option using Black-Scholes option pricing model with the assumptions of a risk-free interest rate of 3%; an expected life of five year; 69% volatility; and no dividend yield. Share-based compensation expense of $554,224 related to those options was recognized as a general and administrative expense in 2004.

In 2006, the board of directors provided 70 employees with an offer to reduce the exercise price of granted options from $2.50 to $1.00 with new vesting commencement dates which were exactly three months later than the original ones. The offer commenced on December 19, 2006 and expired on January 19, 2007. The majority of employees accepted the offer, resulting in an incremental share-based compensation expense of $135,792, which should be amortized over the remaining requisite service periods. The stock compensation expense recognized in 2006 due to the modification was $105,968.

On January 18, 2007, the board of directors amended the Extension Policy to provide that the Extended Exercise Period shall terminate at December 31, 2008. The amendment applied to all outstanding options including those options which had previously been validly extended in prior years. As a result, options granted to 43 employees had been extended, and resulted in incremental share-based compensation expense of $228,349 for the nine months period ended September 30, 2007.

In April 2007, the board of directors granted 18,000 options to consultants for services provided. The options would be vested upon the achievement of pre-determined performance condition. The performance condition was achieved in June, 2007, and the options were recognized as general and administrative expense of $18,828 in the nine months period ended September 30, 2007.

In August 2007, the board of directors granted 35,000 options to consultants for services provided. The options would be vested upon the achievement of pre-determined performance condition. The Company accrued compensation cost based on its assessment of the probable outcome of the performance conditions. As of September 30, 2007, compensation cost of $12,070 was recognized as general and administrative expense.

Cash received from option exercise under the Plan for the years ended December 31, 2004, 2005 and 2006, was $185,967, $28,625 and $136,542, respectively. Cash received from option exercise for the nine months periods ended September 30, 2006 and 2007 was $136,542 and $802,740, respectively.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Ordinary Shares Reserved for Future Issuance

As of September 30, 2007, authorized ordinary shares reserved for future issuance were as follows:

Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000
Exercise of warrants to purchase Series B preference shares	550,000
Exercise of warrants to purchase Series C preference shares	1,600,000
Exercise of warrants to purchase ordinary shares	50,000
Exercise of options to purchase ordinary shares:
Granted and outstanding	12,216,950
Available for grant	2,012,858

Total	74,665,097

16.    Restricted Net Assets

Pursuant to the laws and regulations of the PRC and the respective Articles of Association, PRC subsidiaries must make appropriations from earnings, net of losses of the previous years, to non-distributable funds which could affect the PRC subsidiaries’ ability to pay cash dividends, if any. Under applicable PRC laws and regulations, PRC subsidiaries may only distribute dividends after they have made appropriations as determined under PRC GAAP at each year-end for:

•	Allocation to reserve fund;

•	Allocation to the bonus and welfare fund; and

•	Allocation to the development fund (applicable to equity joint ventures).

No funds have been appropriated as of December 31, 2005, 2006 and September 30, 2007 due to the accumulated deficits in the PRC subsidiaries.

As a result of these PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to $23,668,195 and $19,334,626 and $34,161,443 as of December 31, 2005 and 2006, and September 30, 2007, respectively.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

17.    Segment and Geographic Information

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor services. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment. The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Total net revenue:
PRC and Hong Kong	$25,234,086	$30,556,238	$43,634,124	$30,861,722	$36,035,542
Taiwan	11,448,899	10,583,396	14,546,518	11,062,282	15,666,852
South Korea	2,431,069	1,319,902	6,934,297	4,290,711	14,688,711
United States of America	1,183,931	1,359,892	3,562,619	2,453,819	1,821,436
Others	542,157	559,601	992,509	782,420	1,143,204

	$40,840,142	$44,379,029	$69,670,067	$49,450,954	$69,355,745

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Total net revenue:
Standard IC products	$21,522,429	$27,249,572	$47,013,837	$33,819,847	$44,203,312
Differentiated IC products	2,647,335	3,791,915	8,109,820	5,150,615	14,453,449
Discrete	9,823,331	6,902,073	5,419,970	3,914,597	2,696,012
Foundry services	6,847,047	6,435,469	8,709,472	6,297,429	6,968,308
Others	—	—	416,968	268,466	1,034,664

	$40,840,142	$44,379,029	$69,670,067	$49,450,954	$69,355,745

The locations and net book value of long-lived assets were as follows:

	December 31		September 30, 2007
	2005	2006
			(Unaudited)
PRC	$21,573,371	$16,326,641	$18,378,062
Taiwan	89,359	61,707	184,722
United States of America	3,010	1,915	1,095

	$21,665,740	$16,390,263	$18,563,879

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The majority of the Company’s sales are to distributors, which then sell to end customers. As of and for the year ended December 31, 2004, one customer accounted for 12.0% of net revenue. As of and for the years ended December 31, 2005 and 2006, no customers accounted for 10% or more of accounts receivables or net revenue. As of and for the nine months ended September 30, 2007, one customer accounted for 10.8% of net revenue.

18. UNAUDITED PRO FORMA INFORMATION

If an IPO is completed that would result in the Company receiving net proceeds of at least $50 million and a per share offering price of at least $5.00, all of the Company’s Series A, B and C convertible preference shares will automatically convert into ordinary shares on a one for one basis, immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the US SEC, Securities Act of 1933. The Company, in consultation with its underwriters, determined the estimated IPO price range, which is currently below $5.00. However, the holders of preference shares resolved to approve the conversion of Series A, B and C preference shares into ordinary shares effective immediately prior to the closing of the planned IPO at the shareholders’ meeting held on November 29, 2007. Furthermore, to induce the holders of Series C preference shares to vote for the conversion, the board of directors (excluding certain board members who abstained) approved, adopted and recommended that shareholders approve and adopt the amendment to the Third Amended and Restated Articles of Association (the “Amendment”) to reduce the conversion price of the Series C preference shares by 10% from $2.50 to $2.25 (the “Series C Conversion Price Adjustment”). Such recommendation was then approved at the shareholders’ meeting on November 29, 2007, and the Series C Conversion Price Adjustment will be effective for an IPO that is not a Qualified IPO and that is completed prior to March 31, 2008, regardless of the actual price to the public in the IPO.

On January 20, 2008, the Company’s Board approved a further proposed amendment to the Series C Conversion Price Adjustment (“Amended Series C Conversion Price Adjustment”). The proposed amendment provided that in the event of that the planned IPO closes on or before March 31, 2008, the Conversion Price of the Company’s Series C preference shares shall be equal to the price which is the midpoint (the “Midpoint”) of the IPO price range, and if the Series C Conversion Price so determined is higher than $2.25, it shall be $2.25, the current Series C Conversion Price. As a result, so long as the planned IPO is completed on or prior to March 31, 2008, holders of Series C preference shares will be guaranteed a conversion ratio of at least 1.11 even if the Midpoint is higher than $2.25. However, if the Midpoint is lower than $2.25, there is no corresponding floor amount for the Series C Conversion Price. Based on the estimated IPO price range, the conversion ratio of Series C preference shares will be 1:1.25. As of January 24, 2008, 80.25% of shareholders had delivered their proxies and voted for the Amended Series C Conversion Price Adjustment.

As a result of the induced conversion of Series C preference shares, the Company will issue an additional 5,000,000 ordinary shares with fair value totaling to $10,000,000, upon the conversion of Series C preference shares. The incremental ordinary shares issued to the Series C preference shareholders shall be treated as dividends paid to Series C preference shares and should be subtracted from net earnings to arrive at net earnings available to ordinary shareholders in the calculation of net income per share. In addition, the Company has also

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

amended the termination date of outstanding warrants to purchase 1,600,000 Series C preference shares, such that in the event of an IPO that closes on or before March 31, 2008, then, instead of expiring upon the earlier of the closing of the IPO and April 27, 2009, as is currently provided in the warrants, such warrants will expire on April 27, 2009. The warrants to purchase Series C preference shares, by their terms, will become warrants to purchase ordinary shares upon the conversion of Series C preference shares into ordinary shares immediately prior to the completion of IPO. The preference shares warrant liability of $1,898,173 and $2,650,696 at December 31, 2006 and September 30, 2007, respectively, would be reclassified to additional paid in capital.

The unaudited pro forma ordinary shares and additional paid-in capital assume the conversion of the Series A and B convertible preference shares on a one for one basis and on a one for 1.25 basis for Series C at December 31, 2006 and September 30, 2007. The calculation of unaudited pro forma net income (loss) per share excludes the impact of the dividends totaling to $10,000,000 from the induced conversion of Series C preference shares because it assumes the conversion of the Series A, B and C convertible preference shares into ordinary shares at the beginning of the year or upon the issuance. The Company’s pro forma net income (loss) per share calculation is as follows:

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
	(Unaudited)	(Unaudited)
Numerator:
Income (loss) attributable to ordinary shareholders	$(5,522,116)	$115,811
Valuation loss on warrant liability	1,282,372	752,523
Accretion of Series C preference shares to redemption value	172,019	129,414
Income allocated to convertible preference shareholders	—	489,745

Pro forma income (loss) attributable to ordinary shareholders	(4,067,725)	1,487,493
Cumulative effect of changes in accounting principles	741,192	—
Cumulative effect of the adoption of FSP 150-05	(487,268)	—

Pro forma net income (loss) attributable to ordinary shareholders	$(3,813,801)	$1,487,493

Denominator:
Basic shares:
Weighted-average ordinary shares outstanding	13,051,542	13,749,925
Weighted-average ordinary shares issuable upon conversion of:
—Series A preference shares	27,500,000	27,571,111
—Series B preference shares	10,575,289	10,575,289
—Series C preference shares	25,000,000	25,000,000

Denominator of pro forma basic income (loss) per share	76,126,871	76,896,325
Diluted Shares:
Options to purchase ordinary shares	—	8,710,810
Warrants to purchase ordinary shares	—	26,548
Warrants to purchase Series A preference shares	—	47,196
Warrants to purchase Series B preference shares	—	227,533
Warrants to purchase Series C preference shares	—	—

Denominator of pro forma diluted income (loss) per share	76,126,831	85,908,412

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

	Year Ended December 31, 2006	Nine Months Ended September 30, 2007
	(Unaudited)	(Unaudited)
Pro forma basic net income (loss) per share:
Pro forma income (loss) before cumulative effect of changes in accounting principles	$(0.05)	$0.02
Cumulative effect of changes in accounting principles	—	—

Pro forma net income (loss) attributable to ordinary shareholders	$(0.05)	$0.02

Pro forma diluted net income (loss) per share:
Pro forma income (loss) before cumulative effect of changes in accounting principles	$(0.05)	$0.02
Cumulative effect of changes in accounting principles	—	—

Pro forma net income (loss) attributable to ordinary shareholders	$(0.05)	$0.02

Additional Information—Financial Statement Schedule I

This financial statement schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of BCD’s consolidated subsidiaries not available for distribution to BCD as of December 31, 2005, 2006 and September 30, 2007 of $23,668,195, $19,334,626 and $34,161,443, respectively, exceeded certain thresholds. The condensed financial information of BCD has been presented as of December 31, 2005, 2006, and September 30, 2007, and for the each of the three years in the period ended December 31, 2006 and for the nine months ended September 30, 2006 and 2007.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED BALANCE SHEETS

(In U.S. Dollars)

	As of December 31		As of September 30 2007
	2005	2006
			(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$5,767,126	$3,123,257	$4,170,750
Intercompany receivable	21,904,286	19,019,679	17,765,170
Other current assets	590,820	724,346	1,060,811

Total current assets	28,262,232	22,867,282	22,996,731

LONG TERM INVESTMENT IN SUBSIDIARIES	16,593,646	20,239,181	27,873,246

OTHER ASSETS	—	387,000	328,950

TOTAL	$44,855,878	$43,493,463	$51,198,927

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ CAPITAL DEFICIENCY
CURRENT LIABILITIES
Accounts payable	$256,850	$—	$—
Intercompany payable	2,265,821	3,677,060	7,447,847
Accrued expenses	2,155,142	2,221,572	1,575,268
Warrant liability	—	1,898,173	2,650,696
Other current liabilities	67,557	73,273	74,700

Total current liabilities	4,745,370	7,870,078	11,748,511

Total liabilities	4,745,370	7,870,078	11,748,511

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	89,833,512	90,005,531	90,294,945

SHAREHOLDERS’ CAPITAL DEFICIENCY
Ordinary shares, $0.001 par value
Authorized—200,000,000 shares
Issued and outstanding—11,767,375 shares, 13,132,792 shares and 16,570,192 shares as of December 31, 2005, 2006 and September 30, 2007, respectively	11,767	13,133	16,570
Additional paid-in capital	5,843,582	5,967,298	7,808,607
Warrants	1,103,069	—	—
Deferred stock compensation	(516,389)	—	—
Accumulated other comprehensive income	466,531	1,049,911	2,137,226
Accumulated deficit	(56,631,564)	(61,412,488)	(60,806,932)

Total shareholders’ capital deficiency	(49,723,004)	(54,382,146)	(50,844,529)

TOTAL	$44,855,878	$43,493,463	$51,198,927

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENTS OF OPERATIONS

(In U.S. Dollars)

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
NET REVENUE	$76,698	$232,532	$588,813	$387,590	$408,460
COST OF REVENUE	671,034	466,676	651,226	437,610	496,957

GROSS LOSS	(594,336)	(234,144)	(62,413)	(50,020)	(88,497)

OPERATING EXPENSES
General and administrative	9,233,533	6,569,430	6,357,354	4,787,147	3,285,077
Research and development	777,191	266,462	253,681	223,116	255,049
Selling and marketing	669,970	431,484	392,669	282,755	391,138

Total operating expenses	10,680,694	7,267,376	7,003,704	5,293,018	3,931,264

LOSS FROM OPERATIONS	(11,275,030)	(7,501,520)	(7,066,117)	(5,343,038)	(4,019,761)
OTHER INCOME (EXPENSE), NET	609,399	344,188	(1,346,135)	(1,299,448)	(792,018)

LOSS BEFORE INCOME TAX EXPENSE	(10,665,631)	(7,157,332)	(8,412,252)	(6,642,486)	(4,811,779)
INCOME TAX EXPENSE	—	—	—	—	—
EQUITY IN EARNINGS (LOSSES) OF UNCONSOLIDATED SUBSIDIARIES	(635,638)	(15,615,679)	3,062,155	921,608	5,546,749

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(11,301,269)	(22,773,011)	(5,350,097)	(5,720,878)	734,970
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES (WITH NO INCOME TAX EFFECT)	—	—	741,192	741,192	—

NET INCOME (LOSS)	$(11,301,269)	$(22,773,011)	$(4,608,905)	$(4,979,686)	$734,970

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENTS OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS

(In U.S. Dollars)

			Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Obligation to Issue Ordinary Shares to Subsidiary Interestholder	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Ordinary Shares
	Shares	Capital
BALANCE, JANUARY 1, 2004	7,502,000	$7,502	$1,184,745	$332,034	$(814,566)	$180,000	$3,447	$(22,271,844)	$(21,378,682)
Net loss	—	—	—	—	—	—	—	(11,301,269)	(11,301,269)
Foreign currency translation adjustments	—	—	—	—	—	—	5,583	—	5,583

Total comprehensive loss									(11,295,686)

Deferred stock compensation, net	—	—	4,087,565	—	(773,554)	—	—	—	3,314,011
Exercise of stock options	2,580,125	2,580	183,387	—	—	—	—	—	185,967
Issuance of stock options to consultants for services	—	—	555,068	—	—	—	—	—	555,068
Issuance of warrants for Series C preference shares	—	—	—	838,094	—	—	—	—	838,094
Repurchase and cancellation of ordinary shares	(500,000)	(500)	—	—	—	—	—	—	(500)
Issuance of ordinary shares to subsidiary interest holder	1,800,000	1,800	178,200	—	—	(180,000)	—	—	—
Accretion of Series C preference shares to redemption value	—	—	—	—	—	—	—	(114,017)	(114,017)

BALANCE, DECEMBER 31, 2004	11,382,125	11,382	6,188,965	1,170,128	(1,588,120)	—	9,030	(33,687,130)	(27,895,745)
Net loss	—	—	—	—	—	—	—	(22,773,011)	(22,773,011)
Foreign currency translation adjustments	—	—	—	—	—	—	457,501	—	457,501

Total comprehensive loss									(22,315,510)

Deferred stock compensation, net	—	—	(446,495)	—	1,071,731	—	—	—	625,236
Exercise of stock options	385,250	385	28,240	—	—	—	—	—	28,625
Issuance of stock options to consultants for services	—	—	5,813	—	—	—	—	—	5,813
Expiration of warrants for Series A preference shares	—	—	67,059	(67,059)	—	—	—	—	—
Accretion of Series C preference shares to redemption value	—	—	—	—	—	—	—	(171,423)	(171,423)

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENTS OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS—(Continued)

(In U.S. Dollars)

			Additional Paid-in Capital	Warrants	Deferred Stock Compensation	Obligation to Issue Ordinary Shares to Subsidiary Interestholder	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Ordinary Shares
	Shares	Capital
BALANCE, DECEMBER 31, 2005	11,767,375	11,767	5,843,582	1,103,069	(516,389)	—	466,531	(56,631,564)	(49,723,004)
Reclassification of warrants to warrant liability	—	—	—	(1,103,069)	—	—	—	—	(1,103,069)
Effect upon adoption of SFAS 123(R)	—	—	(516,389)	—	516,389	—	—	—	—
Net loss	—	—	—	—	—	—	—	(4,608,905)	(4,608,905)
Foreign currency translation adjustments	—	—	—	—	—	—	583,380	—	583,380

Total comprehensive loss									(4,025,525)

Share-based compensation	—	—	504,929	—	—	—	—	—	504,929
Exercise of stock options	1,365,417	1,366	135,176	—	—	—	—	—	136,542
Accretion of Series C preference shares to redemption value	—	—	—	—	—	—	—	(172,019)	(172,019)

BALANCE, DECEMBER 31, 2006	13,132,792	13,133	5,967,298	—	—	—	1,049,911	(61,412,488)	(54,382,146)
Net income (unaudited)	—	—	—	—	—	—	—	734,970	734,970
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	1,087,315	—	1,087,315

Total comprehensive income (unaudited)									1,822,285

Share-based compensation (unaudited)	—	—	1,042,006	—	—	—	—	—	1,042,006
Exercise of stock options (unaudited)	3,437,400	3,437	799,303	—	—	—	—	—	802,740
Accretion of Series C preference shares to redemption value (unaudited)	—	—	—	—	—	—	—	(129,414)	(129,414)

BALANCE, SEPTEMBER 30, 2007 (unaudited)	$16,570,192	$16,570	$7,808,607	$—	$—	$—	$2,137,226	$(60,806,932)	$(50,844,529)

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Years Ended December 31			Nine Months Ended September 30
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(11,301,269)	$(22,773,011)	$(4,608,905)	$(4,979,686)	$734,970
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Cumulative effect of changes in accounting principles	—	—	(741,192)	(741,192)	—
Equity in losses (earnings) of subsidiaries	635,638	15,615,679	(3,062,155)	(921,608)	(5,546,749)
Stock compensation expense for employees	3,314,011	625,236	758,853	541,503	970,942
Stock options granted to consultants for services	555,068	5,813	—	—	30,898
Amortization	—	—	—	—	58,050
Gain on valuation of written option	(395,202)	—	—	—	—
Loss on valuation of warrant liability	—	—	1,282,372	1,405,002	752,523
Change in operating assets and liabilities:
Other current assets	(75,098)	1,483	(133,526)	(34,080)	(336,465)
Accounts payable	64,983	191,867	(256,850)	(256,850)	—
Accrued expense	2,196,876	(253,394)	66,430	(87,820)	(646,304)
Other current liabilities	43,285	21,711	5,716	22,799	41,592

Net cash used in operating activities	(4,961,708)	(6,564,616)	(6,689,257)	(5,051,932)	(3,940,543)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in intercompany receivable	(12,657,010)	(8,499,178)	2,884,607	1,954,392	1,254,509
Increase in intercompany payable	1,062,978	1,147,225	1,411,239	1,084,197	3,770,787
Increase on investment in subsidiaries	(10,653,000)	(4,000,000)	—	—	(1,000,000)
Decrease in restricted time deposits	2,500,000	—	—	—	—
Increase in other assets	—	—	(387,000)	(387,000)	—

Net cash provided by (used in) investing activities	(19,747,032)	(11,351,953)	3,908,846	2,651,589	4,025,296

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants to purchase Series A preference shares	—	—	—	—	160,000
Proceeds from issuance of Series C preference shares	49,138,898	—	—	—	—
Proceeds from issuance of warrants for Series C preference shares	838,094	—	—	—	—
Repayment for short term bank loans	(1,940,000)	—	—	—	—
Exercise of stock options	185,967	28,625	136,542	136,542	802,740
Repurchase of ordinary shares	(500)	—	—	—	—

Net cash provided by financing activities	48,222,459	28,625	136,542	136,542	962,740

NET INCREASE (DECREASE) IN CASH	23,513,719	(17,887,944)	(2,643,869)	(2,263,801)	1,047,493
CASH, BEGINNING OF YEAR/PERIOD	141,351	23,655,070	5,767,126	5,767,126	3,123,257

CASH, END OF YEAR/PERIOD	$23,655,070	$5,767,126	$3,123,257	$3,503,325	$4,170,750

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the accompanying consolidated balance sheet of BCD Semiconductor Manufacturing Limited and subsidiaries (collectively, the “Company”) as of June 30, 2007 and the related consolidated statements of operations, shareholders’ capital deficiency and comprehensive loss, and cash flows for the six months ended June 30, 2007 and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCD Semiconductor Manufacturing Limited and subsidiaries as of June 30, 2007, and the results of their operations and their cash flows for the six months ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

October 26, 2007

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In U.S. Dollars)

As of June 30, 2007
ASSETS
CURRENT ASSETS
Cash	$22,622,193
Restricted time deposits (Note 9)	7,463,162
Accounts receivable, net (Note 4)	16,549,631
Inventories, net (Note 5)	18,736,328
Excess value-added tax paid	865,429
Other receivable	494,045
Prepaid expenses and other current assets (Note 8)	3,536,813

Total current assets	70,267,601

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	12,639,479

LAND USE RIGHT, NET (Notes 7 and 10)	4,267,743

OTHER ASSETS (Note 8)	848,013

TOTAL	$88,022,836

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans (Note 9)	$19,888,980
Accounts payable	14,480,187
Accrued expenses	2,595,548
Payable for purchase of equipment—related parties (Note 6)	2,778,321
Payable for purchase of equipment—non-related parties	1,233,916
Withholding tax liability	2,616,920
Warrant liability (Note 12)	3,460,076
Other current liabilities	837,921

Total current liabilities	47,891,869

OTHER LIABILITIES
Deferred rent—noncurrent	283,542
Performance obligation (Note 10)	4,253,635

Total other liabilities	4,537,177

Total liabilities	52,429,046

COMMITMENTS AND CONTINGENCIES (Note 10)
CONVERTIBLE REDEEMABLE PREFERENCE SHARES (Note 13)
Authorized—63,500,000 shares; $0.001 par value Issued and outstanding—58,235,289 shares Liquidation preference—$90,879,112	90,251,741

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (Notes 14)
Ordinary shares, $0.001 par value; Authorized—200,000,000 shares Issued and outstanding—13,210,192 shares	13,210
Additional paid-in capital	6,605,352
Accumulated other comprehensive income	1,762,384
Accumulated deficit	(63,038,897)

Total shareholders’ equity (capital deficiency)	(54,657,951)

TOTAL	$88,022,836

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. Dollars)

	Six Months Ended June 30
	2006	2007
	(Unaudited)
NET REVENUE
Semiconductors	$26,284,909	$35,069,194
Foundry services	4,029,419	4,268,918

Total net revenue	30,314,328	39,338,112

COST OF REVENUE
Semiconductors (including share-based compensation expense of $34,193 and $54,758 for the six months of 2006 and 2007, respectively)	24,515,658	28,862,860
Foundry services (including share-based compensation expense of $4,420 and $5,692 for the six months of 2006 and 2007, respectively)	2,869,142	3,000,498

Total cost of revenue	27,384,800	31,863,358

GROSS PROFIT	2,929,528	7,474,754

OPERATING EXPENSES
General and administrative (including share-based compensation expense of $258,784 and $391,754 for the six months of 2006 and 2007, respectively)	2,871,940	3,038,310
Research and development (including share-based compensation expense of $41,567 and $67,911 for the six months of 2006 and 2007, respectively)	1,905,328	2,769,896
Selling and marketing (including share-based compensation expense of $96,235 and $70,110 for the six months of 2006 and 2007, respectively)	1,260,146	1,560,437

Total operating expenses	6,037,414	7,368,643

INCOME (LOSS) FROM OPERATIONS	(3,107,886)	106,111

OTHER INCOME (EXPENSE)
Interest income	277,231	295,683
Interest expense	(577,461)	(570,147)
Foreign exchange gain	76,228	97,359
Valuation loss on warrant liability (Note 12)	(408,747)	(1,561,903)
Other income, net	387,547	13,807

Other expense, net	(245,202)	(1,725,201)

LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	(3,353,088)	(1,619,090)
INCOME TAX EXPENSE (BENEFIT) (Note 8)	9,436	(78,891)

LOSS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(3,362,524)	(1,540,199)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES (WITH NO INCOME TAX EFFECT) (Notes 2 and 12)	741,192	—

NET LOSS	$(2,621,332)	$(1,540,199)
ACCRETION OF SERIES C PREFERENCE SHARES	(85,909)	(86,210)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(2,707,241)	$(1,626,409)

BASIC AND DILUTED NET LOSS PER SHARE (Note 3)
Loss before cumulative effect of changes in accounting principles	$(0.27)	$(0.12)
Cumulative effect of changes in accounting principles	0.06	—

Net loss attributable to ordinary shareholders	$(0.21)	$(0.12)

SHARES USED TO COMPUTE BASIC AND DILUTED NET LOSS PER SHARE	12,932,792	13,193,125

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Shares	Capital
BALANCE, JANUARY 1, 2007	13,132,792	$13,133	$5,967,298	$1,049,911	$(61,412,488)	$(54,382,146)
Net loss	—	—	—	—	(1,540,199)	(1,540,199)
Foreign currency translation adjustments	—	—	—	712,473	—	712,473

Total comprehensive loss						(827,726)

Share-based compensation	—	—	630,391	—	—	630,391
Exercise of stock options	77,400	77	7,663	—	—	7,740
Accretion of Series C preference shares to redemption value (Note 13)	—	—	—	—	(86,210)	(86,210)

BALANCE, JUNE 30, 2007	13,210,192	$13,210	$6,605,352	$1,762,384	$(63,038,897)	$(54,657,951)

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Six Months Ended June 30
	2006	2007
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,621,332)	$(1,540,199)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Cumulative effect of changes in accounting principle	(741,192)	—
Depreciation and amortization	5,819,460	5,128,316
Stock compensation expense for employees	435,199	571,397
Stock options granted to consultants for services	—	18,828
Gain on disposal of property, plant and equipment	(500)	(24,766)
Deferred income tax	—	(83,257)
Loss on valuation of warrant liability	408,747	1,561,903
Change in operating assets and liabilities:
Accounts receivable, net	(712,660)	(1,980,887)
Inventories, net	202,091	(3,581,101)
Excess value-added tax paid	934,459	964,325
Other receivable	178,094	(55,815)
Prepaid expenses and other current assets	(2,447,937)	(760,859)
Accounts payable	(1,888,234)	(1,102,297)
Accrued expenses	(75,189)	(277,264)
Withholding tax liability	341,280	290,294
Other current liabilities	293,679	(379,144)
Deferred rent	4,764	(24,050)

Net cash provided by (used in) operating activities	130,729	(1,274,576)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted time deposits	(42,640)	603,893
Acquisitions of property, plant and equipment	(1,347,420)	(5,642,083)
Acquisition of land use right	(4,240,636)	—
Proceeds from disposal of property, plant and equipment	8,743	124,599
Decrease in other assets	620,555	385,244

Net cash used in investing activities	(5,001,398)	(4,528,347)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants to purchase Series A preference shares	—	160,000
Proceeds from short-term bank loans	5,800,000	13,396,880
Repayments for short-term bank loans	(5,800,000)	(7,799,965)
Exercise of stock options	134,042	7,740
Proceeds from performance obligation as provided by Zizhu Development	618,014	1,594,965

Net cash provided by financing activities	752,056	7,359,620

NET INCREASE (DECREASE) IN CASH	(4,118,613)	1,556,697
EFFECT OF EXCHANGE RATE CHANGES ON CASH	358,908	417,114
CASH, BEGINNING OF YEAR	19,824,787	20,648,382

CASH, END OF PERIOD	$16,065,082	$22,622,193

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$15,450	$8,003

Interest paid, net of amount capitalized of $27,132 in the first six months of 2007	$566,216	$452,510

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Decrease in payable for purchase of property, plant and equipment	$(837,559)	$(396,392)

Reclassification of warrants to warrant liability (Note 12)	$1,103,069	$—

The accompanying notes are an integral part of the consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1.    Organization and Principal Activities

BCD Semiconductor Manufacturing Limited (“BCD”) was a limited company incorporated under the laws of the Bermuda Islands in September 2000. BCD changed the jurisdiction of its incorporation to the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) design, develop, manufacture and market integrated circuits (“ICs”) and other semiconductor devices. BCD has facilities located in Taiwan and the United States of America that primarily perform selling and marketing activities, and manufacturing and R&D facilities primarily located in the People’s Republic of China (“PRC”).

In 2001, BCD entered into cooperation agreements with Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”), a PRC state-owned company, to establish three jointly-owned subsidiaries: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”), MEMS Manufacturing (Shanghai) Co., Ltd. (“MEMS”) and Advanced Analog Circuits (Shanghai) Corporation (“AAC”). The three subsidiaries were considered wholly-owned subsidiaries of BCD from inception; the contributions made by SIMIC to the three subsidiaries were considered as a liability to subsidiary interest holder due to the share transfer agreements entered into by BCD and SIMIC in 2002 which required BCD to reimburse SIMIC for its contributions. SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities.

In January 2006, BCD planned an internal reorganization to merge MEMS and AAC into SIM-BCD to enhance operating efficiency. This reorganization plan was approved by the PRC government in October 2006, and the merger is in progress, pending completion of certain administrative procedures.

2.    Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of BCD and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The interim financial data as of June 30, 2006 and for the six months ended June 30, 2006 is unaudited.

Interim Financial Data

In the opinion of management, the interim data includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year or any period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the allowances for doubtful accounts and sales returns, valuation of inventories, useful lives and commencement of productive use of property, plant and equipment, accruals for product warranty costs, valuation of warrant liability and stock compensation expense.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Risks and Uncertainties and Concentrations of Credit Risk

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: The overall demand for the Company’s ICs and other semiconductor devices; competitive pressures due to new products or price reductions; advances and trends in new technologies and industry standards; certain strategic distributor or customer relationships; regulatory or other factors; risks associated with manufacturing; risks associated with the Company’s ability to attract and retain employees necessary to support its growth; and risks associated with adverse changes in political and economic policies of the PRC government for the Company’s China-based operations.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

Cash

Cash consists of cash on hand, checking and savings accounts which are unrestricted as to withdrawal or use.

Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials, labor and where applicable, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. The Company periodically writes down the value for obsolete inventories based on the aging of the inventory items.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Certain external costs directly related to the construction of such properties include professional fees, duties and tariffs, equipment installation and shipping costs and, for qualifying assets, borrowing costs capitalized in accordance with the Company’s accounting policy.

Depreciation commences when the assets are put into service. Property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Manufacturing machinery and equipment	3 or 5 years
Furniture and office equipment	3 to 5 years
Leasehold improvements	5 years
Software	5 years
Transportation equipment	5 years

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Impairment of Long-lived Assets

The Company reviews the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When those events occur, the Company determines impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value based on the present value of estimated future cash flows.

Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right which is 50 years.

Warrant Liability Valuation

On January 1, 2006, the Company adopted FASB Staff Position FAS 150-05, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” and all outstanding warrants that were issued to purchase Series B and Series C preference shares except those issued to employees as stock compensation were reclassified a liability and remeasured at fair value. The change in fair value of warrant liability will then be charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk- free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying ordinary shares. These assumptions are inherently uncertain and highly subjective. During the first six months of 2007, the value of the warrant liability increased by $1.6 million, due to the increasing value of the underlying preference shares offset by a decrease in the expected life of the warrant as a result of the planned initial public offering, or IPO, in the forth quarter of 2007.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from the sale of products is recognized upon shipment, net of accruals for estimated sales returns and allowances. The Company recognizes revenue from the analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of the Company’s sales are made through distribution arrangements with third parties. The Company recognizes revenue upon shipment to the majority of those third party distributors under these distribution arrangements. For a limited number of distributors, sales returns could not be reliably estimated in 2004 and 2005; therefore, no accounts receivable was recorded at the date of shipment, and revenue and related costs from these distributors were deferred subsequent to delivery and until the return period lapsed. The sales returns were not

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

estimable during this period because of excess inventory levels held by such distributors and lack of visibility in the sales channels used by these distributors. In 2006, material monitoring controls were changed for these distributors such that returns could be reliably estimated. The Company’s arrangements with its distributors include limited stock rotation rights that permit the return of a small percent of the monetary value of the previous three or six months’ purchases. In 2004 and 2005, the rotation right was limited to 5% of the monetary value of the previous six months’ purchases, provided that distributors place a restocking order of equal or greater value. During this period, the Company’s method of estimating sales returns was based on historical sales return rates experienced from each distributor. Starting from 2006, the Company limited the stock rotation rights of distributors such that only those distributors meeting certain purchases targets are granted a right of return from 1% to 4% depending on territorial region of purchases for each quarter or six-month period on a calendar basis. A stock rotation request application must be provided to the Company by the distributors within one month after each quarter or six-month period on a calendar basis. Therefore, the provisions are made at the time related revenue is recognized and based on the likelihood of a distributor meeting the pre-determined purchases targets and historical returns experience with each distributor. In addition, the Company’s normal payment terms with its distributors are generally 30 to 60 days from invoice date, and the Company’s arrangements with its distributors do not include price protection provisions. The Company reviews the sales prices for products periodically and adjust prices on competitive products. The new price will only apply for (i) orders placed on or after the effective date of such new prices and (ii) orders received and acknowledged by us before the effective date of price adjustments for shipments more than 30 days after the announcement of new prices. The majority of the Company’s distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for the Company’s products in certain regions of the world and the ability to terminate the agreement by either party with up to three months notice.

Sales discounts and rebates are to provide distributors and end customers more incentive to purchase from the Company. A provision for sales discounts and rebates is recorded in the period the related revenue is recognized based on historical experience, management’s judgment, and any known factors at the time the financial statements are prepared that would significantly affect the provision in accordance with the guidance set forth in EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”.

The Company provides a warranty period of two years for manufacturing defects of its products starting from 2005. Warranty returns have been infrequent and relate to defective or off-specification parts. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the statements of operations. Shipping and handling costs are charged to cost of revenue as incurred.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Research and Development

Research and development costs consist of expenditure incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditure incurred for the design and testing of product alternatives or construction of prototypes. All expenditure related to research and development activities of the Company are charged to operating expenses when incurred.

Foreign Currency Transactions and Translation

The reporting currency of the Company is the U.S. dollar. Foreign currency transactions are recorded in U.S. dollars at the current exchange rate in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the balance sheet date, assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in current operations.

The functional currencies of the Company’s subsidiaries are their respective local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of shareholders’ capital deficiency and comprehensive loss.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company evaluates the tax position for recognition based on available evidence. Tax benefits and liabilities are measured and recorded if realization upon ultimate settlement is more likely than not.

The Company evaluates the tax position for recognition based on available evidence. Tax benefits and liabilities are measured and recorded if realization upon ultimate settlement is more likely than not.

Accounting for Stock-based Compensation

The Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified prospective application method. Under this transition method, compensation expense recognized for the year ended December 31, 2006 includes the applicable amounts of: (a) compensation expense of all share- based payments granted prior to,

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

but not yet vested as of December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation expense for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)).

Prior to the adoption of SFAS No. 123(R), forfeitures were recognized as they occurred, and compensation previously recognized was reversed for forfeitures of unvested share-based awards. As a result of the Company’s adoption of SFAS No. 123(R), management now makes an estimate of expected forfeitures and is recognizing compensation expense only for those equity awards expected to vest. The cumulative effect from this change in accounting principle was $253,924.

In 2006, the adoption of SFAS No. 123(R) resulted in incremental share-based compensation expense of $288,067. The incremental share-based compensation expense caused loss before income tax expense and net loss to increase by $288,067 and basic and diluted net loss per share to increase by $0.02 per share. The Company’s policy for attributing the value of graded vesting share-based payments is a straight-line approach.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except for those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ capital deficiency and comprehensive loss.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The adoption of this interpretation has no material effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, effective for financial statements issued for fiscal years beginning after November 15, 2007, the statement is applicable to the Company in fiscal year 2008. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity’s own

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

unobservable inputs that are not corroborated by observable market data. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. In November 2007, the FASB decided to issue a proposed FASB Staff Position (“FSP”) to defer the effective date of SFAS No.157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of this guidance on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no material effect on the Company’s financial statements.

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this Bulletin had no material effect on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial statements.

In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” which amends FIN 48 and provides guidance concerning how an entity should deter- mine whether a tax position is “effectively,” rather than the previously required “ultimately,” settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The adoption of FSP No. FIN 48-1 had no significant impact on the Company’s consolidated financial statements.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

3.    Net Loss Per Share

Basic and diluted net loss per share is computed using the weighted-average number of ordinary shares outstanding during the year. Potential ordinary shares, computed using the treasury stock method or the if-converted method, including options, warrants and convertible preference shares are excluded from the computation in periods incurring a loss from continuing operations where the effects would be antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders.

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Numerator:
Loss before cumulative effect of changes in accounting principles	$(3,448,433)	$(1,626,409)
Cumulative effect of changes in accounting principles	741,192	—

Net loss attributable to ordinary shareholders	$(2,707,241)	$(1,626,409)

Denominator:
Weighted-average ordinary shares outstanding
—Basic and diluted	12,932,792	13,193,125

Basic and diluted net loss per share:
Loss before cumulative effect of changes in accounting principles	$(0.27)	$(0.12)
Cumulative effect of changes in accounting principles	0.06	—

Net loss attributable to ordinary shareholders	$(0.21)	$(0.12)

The following weighted-average numbers of outstanding potential ordinary shares were excluded from the computation of diluted net loss per share as their effects would have been antidilutive:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Options to purchase ordinary shares	4,449,823	7,446,224
Series A preference shares	27,500,000	27,526,667
Series B preference shares	10,575,289	10,575,289
Series C preference shares	20,000,000	20,000,000
Warrants to purchase ordinary shares	—	22,299
Warrants to purchase Series A preference shares	—	59,464
Warrants to purchase Series B preference shares	—	169,114

In August 2007, the board of directors approved granting 2,296,700 stock options with an exercise price of $2.68 per share to the Company’s employees, directors and consultants for their services, which would have significantly changed the number of potential ordinary shares outstanding at June 30, 2007 had these options been granted before June 30, 2007.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series A through C convertible redeemable preference shares are participating securities due to their participation rights in accordance with the Company’s Articles of Association.

EITF No. 03-6 requires net loss attributable to ordinary shareholders for the period to be allocated to ordinary shares and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preference shares do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of ordinary shares outstanding during the period that are not subject to vesting provisions.

4.    Allowance for Doubtful Accounts, Sales Returns and Sales Discounts/ Rebates

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Allowance for doubtful accounts
Balance at beginning of year	$743,459	$247,821
Additions charged to expenses	147,951	20,613
Write-off	(518,673)	(13,526)

Balance at end of year	$372,737	$254,908

Allowance for sales returns
Balance at beginning of year	$632,236	$515,254
Additions charged to cost	337,677	186,164
Deductions	(273,180)	(224,979)

Balance at end of year	$696,733	$476,439

Allowance for sales discounts/rebates
Balance at beginning of year	$—	$269,157
Additions charged to cost	223,169	228,465
Deductions	(121,169)	(26,387)

Balance at end of year	$102,000	$471,235

During the fiscal year ended December 31, 2005, revenue related to a limited number of distributors was not recognized upon shipment because product returns from these distributors could not be reasonably and reliably estimated upon the date of shipment. Accordingly, sales made to these distributors amounted to $2,607,631 as of December 31, 2005, were deferred upon shipment and subsequently recognized in 2006 when the customers’ return rights had lapsed.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

5.    Inventories, Net

June 30, 2007
Raw materials	$3,959,870
Work in process	8,568,622
Finished goods	6,207,836

Balance at end of year	$18,736,328

At June 30, 2007 reserves for inventory obsolescence were $2,053,603. Reserves for obsolescence were increased by $105,150 for the first six months of 2007. Reserves for obsolescence were reduced, due to the scrapping of obsolete inventories, by $321,999 for the first six months of 2007.

6.    Property, Plant and Equipment, Net

June 30, 2007
Manufacturing machinery and equipment	$46,814,747
Leasehold improvements	4,184,712
Furniture and office equipment	2,244,361
Software	3,126,761
Transportation equipment	110,530
Construction in progress	4,490,859

60,971,970
Less: Accumulated depreciation	(48,332,491)

$12,639,479

The Company has purchased machinery and equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor machinery and equipment for years. One of the Company’s shareholders and directors is a director and owns a majority interest in Techlink. No manufacturing machinery and equipment was acquired from Techlink in the first six months of 2006 and 2007. Payable to Techlink for the purchase of equipment at June 30, 2007 was $2,778,321.

Depreciation expense for the first six months of 2006 and 2007 were $5,767,804 and $5,046,453, respectively. Capitalized interest expense for the first six months of 2006 and 2007 was $0 and $27,132, respectively.

As of June 30, 2007 the Company’s manufacturing machinery and equipment with an original cost of $26,053,014, that had been fully depreciated were still being used in operations.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

7.    Land Use Right, Net

June 30, 2007
Land use right	$4,384,667
Less: Accumulated amortization	(116,924)

$4,267,743

All land in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years. See Note 10 for discussion of contingencies related to the land use right.

8.    Income Tax

BCD is not subject to income or other taxes in Bermuda or Cayman Islands and its subsidiaries are subject to taxes of the jurisdiction where they are located. Pursuant to the PRC income tax laws prior to January 1, 2008, BCD’s PRC subsidiaries were generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Since BCD’s PRC subsidiaries are technologically advanced enterprises located in the high technology zones in Shanghai and are currently qualified as high technology companies “specially supported” by the PRC government which are entitled to be subject to a preferential Foreign Enterprise Income Tax (“FEIT”) rate of 15% and are exempted from the 3% local FEIT.

In accordance with the tax legislations applicable to foreign investment enterprises, the subsidiaries are entitled to an exemption from PRC income tax for two (SIM-BCD, MEMS and AAC) or five (BCD Shanghai) years commencing from 2008 and thereafter, entitled to a 50% relief from PRC income tax for the next three (SIM-BCD, MEMS and AAC) or five (BCD Shanghai) years. Because of the change in the Company’s strategy and business needs as discussed in Note 10, the Company may not be entitled to a lower tax rate or tax exemptions. However, as long as the Company constructs and operates two 0.25 micron wafer facilities, management believes that they will be able to take advantage of these preferential tax treatments. The tax holiday granted to the Company’s PRC subsidiaries is expected to expire in 2012 or 2017.

BCD’s other subsidiaries are subjected to respective local income tax laws, including those of the United States of America, Taiwan and Hong Kong.

The Company adopted the provisions of FIN 48 effective January 1, 2007, and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on tax authority involved and technical merits established accordingly. As a result of the assessment, the Company believes there is no material impact on the adoption of FIN 48.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion.

Loss before income taxes consisted of:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Bermuda/Cayman Islands (Note 1)	$(958,029)	$(2,905,434)
Foreign	(2,395,059)	1,286,344

Total loss before income taxes	$(3,353,088)	$(1,619,090)

Income tax expense (benefit) consisted of:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Current	$9,436	$4,366
Deferred	—	(83,257)

Income tax expense (benefit)	$9,436	$(78,891)

Subsidiaries of BCD file separate income tax returns. A reconciliation of the significant differences between the statutory income tax rate in China and the effective income tax rate on pretax loss is as follows:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Statutory tax rate	33.00%	33.00%
Foreign and preferential tax rate differences applicable to foreign jurisdictions	(41.51%)	(55.48%)
Income exempted or expense not deductible for tax purpose	(22.92%)	12.54%
Benefit of tax holiday	(17.76%)	14.93%
Change in valuation allowance	49.07%	—
Others	(0.16%)	(0.12%)

Effective tax rate	(0.28%)	4.87%

Foreign and preferential tax rate differences decreased the Company’s statutory tax rate of 33% because of (i) lower statutory tax rates in foreign jurisdictions such as the Cayman Islands and (ii) a preferential tax rate of 15% enjoyed by the Company’s subsidiaries located in the PRC.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The components of deferred income tax assets and liabilities were as follows:

June 30, 2007
Deferred tax assets
Net operating loss carryforwards	$66,982
Inventory reserves	404,925
Start-up costs	50,528
Bad debts reserve	38,236
Accrued warranty costs	8,842
Others	130,165

Total deferred tax assets	699,678
Deferred tax liabilities	—

Net deferred tax assets before valuation allowance	699,678
Valuation allowance	—

Net deferred income tax assets	$699,678

Deferred tax assets are analyzed as:
Current	$681,254

Non-current	$18,424

The valuation allowance shown in the table above relates to net operating loss carryforwards and temporary differences for which the Company believes that realization is not more likely than not. As of June 30, 2007, there is no balance for valuation allowance.

The Company considered all positive and negative evidence regarding whether a valuation allowance for the deferred tax assets is needed, and concluded that it is more likely than not that it could generate sufficient income in the future to realize the deferred tax assets as of June 30, 2007.

As of June 30, 2007, PRC net operating loss carryforwards amounted to $6,181,513. The PRC net operating loss carryforwards will expire in 2010 through 2011 if not utilized. The Company estimated that the majority of net operating loss carryforwards will be utilized in 2007, which will make the Company enter into the first year of the tax exemption period in 2008.

In March 2007, PRC government published Enterprise Income Tax Law, which unified the enacted income tax rate for domestic and foreign enterprise and will be effective January 1, 2008. According to the new tax law, the Company’s subsidiaries in PRC will be forced into their first tax holiday exemption year starting 2008 regardless of their profit level, and the tax rate will raise from the present FEIT rate of 15% to unified enterprise income tax rate of 25% unless the PRC subsidiaries can obtain renewed official approval for “High-Technology Enterprise” status. Under the new tax law, the subsidiaries are allowed to transition to the newly enacted tax rate in a five-year transition period. If the PRC subsidiaries cannot maintain its status as “High Technology Enterprise” with the current enacted tax rate of 15%, the subsidiaries will be required to transition to the newly enacted uniform tax rate of 25% in 5 years starting from 2008, and the amount of deferred tax assets as of June 30, 2007 would increase to $710,487. As a result of the new tax law, the tax holiday granted to the Company’s PRC subsidiaries shall be expired in 2012 or 2017.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The aggregate amount and per share effect for the tax holiday are as follows:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
The aggregate dollar effect	$617,041	$(241,688)

Per share effect—basic and diluted	$0.05	$(0.02)

9.    Short-term Bank Loans

SIM-BCD, a subsidiary of BCD, has obtained short-term loans from the Agricultural Bank of China that are denominated in either the U.S. dollar or RMB. The U.S. dollar-denominated loans bore floating interest rates equal to 4 month, 6 month or 12 month LIBOR plus one percent, or 6.20% to 6.75% in the first six months of 2007. The RMB-denominated loans bore a fixed interest rate of 6.14% (subsequently renewed to 6.39%) in the first six months of 2007. The loans are repayable on demand or within one year from the date of borrowing. The subsidiary has pledged certain time deposits as collateral for the loans for $7,463,162 at June 30 2007. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. As a result, BCD has notified the Agricultural Bank of China and obtained its consent about the reorganization of SIM-BCD, MEMS and AAC in 2006. Loans of $7,362,779 at June 30, 2007 were guaranteed by SIMIC.

In March 2007, BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”) obtained a short-term loan from the Shanghai Pudong Development Bank that is denominated in RMB. The loan bears a fixed interest rate of 6.39%. The loan is repayable on demand or within one year from the date of borrowing. BCD Shanghai has provided the land use rights obtained at Shanghai ZiZhu Science-based Industrial Park (“ZiZhu Industrial Park”) as the collateral of such loan.

The fair value of the Company’s borrowings approximates their carrying amount.

10.    Commitments and Contingencies

Capital Commitments

As of June 30, 2007, the Company had capital commitments related to new facility construction in Zizhu Industrial Park of $5,883,000.

Operating Leases

The Company leases office space and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. In addition, the Company leases manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expenses for the first six months of 2006 and 2007 were $529,845 and $400,978, respectively, of which $221,292 and $229,710, respectively, was related to the lease with SIMIC.

As of June 30, 2007, minimum rental payments under the noncancelable leases were as follows:

2007 (remaining six months)	$393,142
2008	446,873
2009	330,674
2010	223,939
Thereafter	745,025

Total	$2,139,653

Contingencies

Indemnities—The Company indemnifies certain end-customers and independent distributors against product claim liabilities, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Jinyang—In January 2007, SIM-BCD filed a complaint in the People’s Court in the Nanhui District of Shanghai against Jinyang Electronics Co., Ltd. (“Jinyang”) for unpaid invoices totaling approximately RMB306,000 plus interest. On April 3, 2007, the People’s Court in the Nanhui District issued a judgment awarding SIM-BCD the full amount of its claim. On April 12, 2007, Jinyang appealed the judgment to the People’s Appellate Court in Shanghai, and SIM-BCD answered the appeal on April 20, 2007. The Company has made full provision for the related accounts receivable in 2006.

Vincor—On May 30, 2007, SIM-BCD and its affiliated company, Excel Power Technology Limited served a Writ of Summons in the District Court of the Hong Kong Special Administrative Region against Vincor Industries (Hong Kong) Limited (“Vincor”) for unpaid invoices totaling approximately $105,000 plus interest. The Company has made full provision for the related accounts receivable in 2006.

PI—On June 14, 2007, Power Integrations Inc., a Delaware Corporation (“PI”), filed a lawsuit against the Company’s PRC subsidiary, SIM-BCD, and the Company’s U.S. subsidiary, BCD Semiconductor Corporation, in the U.S. Federal District Court for the Northern District of California. The complaint alleged that certain PWM controller chips produced and sold by those subsidiaries infringe PI’s U.S. Patent Nos. 5,313,381, 6,107,851, and 6,249,876. PI is seeking damages as well as an injunction against unspecified allegedly infringing products. On October 15, 2007, PI filed a motion to dismiss its complaint in the United States District Court for the North District of Califonia and filed another complaint in the United States District Court for the District of Delaware. The Company is in the process of evaluating the complaint. The Company intends to take the appropriate actions to vigorously defend SIM-BCD and BCD Semiconductor Corporation. If the Company is unsuccessful in defending against the PI lawsuit,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

it could be prevented from selling certain of its products and/or be required to pay substantial damages or fines.

BCD Shanghai—In June 2004, BCD signed an investment agreement with Shanghai Zizhu Science-based Industrial Park Development Company (“Zizhu Development”) whose operations include land development and management of land use rights in Zizhu Industrial Park, investment in high-tech businesses, construction of infrastructure and related activities. The key terms of the investment agreement are summarized as follows:

a. BCD shall establish a new entity and construct two eight-inch wafer manufacturing facilities and two packaging and testing facilities in Zizhu Industrial Park with a total projected cost of $1 billion (the “Project”).

b. Zizhu Development shall assist BCD to acquire a land use right for 50 years of approximately 232,815 square meters within Zizhu Industrial Park for the Project.

c. Zizhu Development shall assist BCD to obtain a bank loan totaling $70 million for the Project. In addition, the Shanghai Minhang District Government shall provide a government subsidy equal to 2% of the interest on such loan to the new entity.

d. The new entity will be granted a favorable tax rate at 15% and entitled to the exemption from PRC income tax for five years commencing from 2008, and thereafter, a 50% relief from PRC income tax for the next five years.

Accordingly, BCD Shanghai, a wholly owned subsidiary of BCD, was established in June 2005 with a maximum total investment of $1 billion. The registered capital of BCD Shanghai is $334 million, of which $4 million had been contributed as of June 30, 2007. In accordance with PRC laws, 15% of the registered capital of a foreign wholly-owned company must be contributed within three months after obtaining a business license. BCD Shanghai obtained its business license in June 2005, and therefore BCD should have contributed the initial 15% capital by September 2005. In November 2006, BCD Shanghai filed a request with the Shanghai Foreign Investment Commission, or SFIC, for extension of the outstanding initial capital injection to September 21, 2007. SFIC in return submitted the request to the PRC Ministry of Commerce, or MOFCOM, recommending approval. In August of 2007, BCD Shanghai filed another request with SFIC for extension of the outstanding initial capital injection to March 31, 2008. SFIC again submitted the request to MOFCOM recommending approval. As of October 26, 2007, BCD Shanghai has not received the requisite approval from MOFCOM.

Pursuant to approval from the National Development and Reform Commission (“NCRD”), BCD Shanghai was originally to have received a land use right for the Project with coverage of 232,815 square meters. However, the coverage was subsequently reduced to 109,809 square meters in the State-owned Land Use Right Grant Contract entered into by and between BCD Shanghai and Shanghai Minhang District Real Estate Administration Bureau dated on February 15, 2006 (the “Land Use Right Grant Contract”), and in a later agreement between BCD Shanghai and Zizhu Development dated November 2006. In accordance with the Land Use Right Grant Contract, BCD Shanghai obtained a land use right with a term of 50 years and coverage of 109,809 square meters within Zizhu Industrial Park. The total contracted price of the land use right (as amended) was RMB 32,393,596, which was fully paid by BCD Shanghai by April of 2006 together with the tax and service charges of RMB 997,842. As provided, Zizhu Development has

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

an obligation to reimburse BCD Shanghai for the price of the land use right in full. As of June 30, 2007, BCD had received the full price of the land use right from Zizhu Development. BCD recorded this financial support provided by Zizhu Development as “performance obligation” for its duty to construct and operate two eight-inch wafer manufacturing facilities and two packaging and testing facilities. Moreover, BCD Shanghai is obligated to return part of the financial support, amounting to RMB 27,452,200, to Zizhu Development if Zizhu Development successfully assists BCD Shanghai in obtaining a government subsidy that is equivalent to the price of its land use right, in the 12-month period following BCD Shanghai’s first profit making year of operation as determined on a tax basis.

Under the terms of the original investment agreement, the construction of the two eight-inch wafer manufacturing facilities and two packaging and testing facilities was to commence by December 31, 2004 and was to be completed within two years following acquisition of the land use right. However, due to the delay in the initial capital injection, the construction of the facilities was also postponed. Under the Land Use Right Grant Contract, the deadline for BCD Shanghai to commence construction was officially changed to January 31, 2007, and the deadline for completing the construction was changed to January 31, 2010. Also, the Land Use Right Grant Contract provides that the deadline for commencing construction could be extended by one year with the written consent of Shanghai Minhang District Real Estate Administration Bureau. If BCD Shanghai fails to commence the planned construction after the one year extension, it will be subject to a penalty not to exceed 20% of the contract price of the land use right. Furthermore, if the construction is not commenced by January 31, 2009 or if the construction is not completed by January 31, 2010, Shanghai Minhang District Real Estate Administration Bureau may terminate the land use right and request compensation for its losses. In December 2006, BCD Shanghai commenced construction of its premises which are used as research and development centers, testing rooms and headquarter on the land located in Zizhu Industrial Park.

Because of changes in the Company’s strategy and business needs since the time it obtained the approvals of the PRC NDRC and MOFCOM, BCD no longer intends to inject the original amount of the registered capital and the total investment into BCD Shanghai. BCD has engaged in extensive, ongoing discussions with related PRC government agencies and based on those discussions believes that, once it has contributed the remaining balance of the initial 15% of the registered capital of BCD Shanghai, equal to approximately $45 million, it will be permitted to reduce the amount of the registered capital and the total investment to suit its current strategy and business needs.

The Company has been advised by its PRC counsel, Commerce and Finance Law Offices, that based on their own investigation and their knowledge of BCD’s discussions with the relevant PRC authorities, BCD Shanghai is not likely to have its business license revoked by the PRC authorities in the near future, and, provided that BCD injects the required 15% of the registered capital into BCD Shanghai no later than the end of March 2008, BCD Shanghai has no material legal obstacle to obtaining the relevant PRC authorities’ approval to reduce its registered capital and is likely to obtain such approval. Commerce & Finance Law Offices have also indicated that if the decrease in registered capital and reductions in the scale and scope of the Project are approved by the relevant authorities, BCD will likely be able to amend the investment agreement with Zizhu Development to make corresponding modifications to the scale and scope of the Project.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Commerce & Finance Law Offices have advised the Company that after BCD injects the required 15% of the registered capital prior to the end of March 2008, in the unlikely event that BCD fails to obtain approval for the decrease in registered capital and the corresponding reductions in the scale and scope of the Project, there is a risk that BCD Shanghai may lose the land use right; however Commerce & Finance Law Offices have advised the Company that even if BCD Shanghai were to lose the land use right and the building on the land were transferred with the land use right, by operation of PRC real estate law, as the owner of the building, BCD Shanghai would be entitled to reasonable compensation for the loss of the building under relevant PRC property law.

However, BCD and BCD Shanghai currently have no written confirmation from the PRC government agencies that their expectations are correct, and there can be no assurance that BCD Shanghai will receive the requisite approval to reduce the amount of its registered capital and total investment. Nonetheless, if such approval is not obtained, BCD does not intend to inject the full amount of BCD Shanghai’s current registered capital. However, the failure to do so under such circumstances may subject BCD Shanghai to a number of significant adverse consequences, including among others penalties, sanctions, loss of favorable tax treatment, loss of the land use right, loss of the building, revocation of its business license and forced liquidation. If these consequences were to occur, the Company’s business, results of operations and financial condition would be harmed.

11.    Retirement Benefit Plan

The employees of PRC subsidiaries are members of a State-managed retirement benefit plan operated by the PRC government. The PRC subsidiaries are required to contribute an amount equal to a specified percentage of their payroll costs to the retirement benefit plan to fund the benefits. The only obligation of BCD with respect to the retirement benefit plan is to make the specified contributions.

The expenses for the retirement benefit plan charged to income were $300,823 and $357,685 for the first six months of 2006 and 2007, respectively.

12.    Warrant Liability

In June 2002, the Company issued warrants to purchase 160,000 Series A preference shares for services. The warrants were immediately exercisable at any time through the earlier of June 2005 or an initial public offering. The fair value of the warrants of $67,059 was estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of three years, 59.2% volatility and no dividend yield. The amount was recorded as a general and administrative expense. The warrants to purchase Series A preference shares were treated as having expired in June 2005, however, the holder subsequently disputed the exercisable period of the warrants in December 2006. To settle the dispute, the Company allowed the holder to exercise the warrants in May 2007. The fair value of these warrants is nominal.

In November 2002, in connection with the Series B preference shares financing, the Company issued warrants to certain shareholders to purchase 400,000 Series B preference shares with an exercise price of $1.25 per share. The warrants are immediately exercisable and expire on the earlier of November 2008, or an initial offering, a sale or exchange of all or substantially all of the

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

assets or the merger or consolidation of the Company. The fair value of the warrants of $264,975 was estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of four years, 67.5% volatility, and no dividend yield. The amount was recorded as a reduction of the proceeds received from the Series B preference shares financing. None of these warrants were exercised as of June 30, 2007.

Warrants to purchase 1,600,000 shares of Series C preference shares with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants are immediately exercisable and expire on the earlier of April 2009 or an initial public offering meeting certain criteria. The fair value of the warrants was $838,094 at grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. None of these warrants were exercised as of June 30, 2007.

The above mentioned warrants were treated as equity in accordance with Emergent Issue Task Force (EITF) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, since they met all the criterions of recognizing derivative financial instruments as equity set forth in EITF 00-19. On January 1, 2006, the Company adopted FASB Staff Position FAS 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable,” and the above mentioned warrants that were issued to purchase Series B and Series C preference shares were reclassified as a liability and were remeasured at $615,801, using the Black-Scholes options pricing model with the assumptions of a risk free interest rate of 4.86%, an expected life of 2.5 years, 57% volatility and no dividend yield. The difference between the carrying value and fair value of $487,268 was then reported as a cumulative effect of changes in accounting principles on the consolidated statement of operations.

As of June 30, 2007, the warrant liability were remeasured at $3,460,076, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 5.09%, an expected life of 1 year, 44.45% volatility, and no dividend yield. The change of fair value of the warrant liability was charged to income for $1,561,903 in the first six months of 2007.

13.    Convertible Preference Shares

In January 2002, BCD issued 25,000,000 Series A convertible preference shares for cash of $9,986,221 and manufacturing machinery and equipment valued at $15,000,000.

In November 2002 and January 2003, BCD issued 10,520,000 Series B convertible preference shares for cash of $13,118,738. In addition, 55,289 Series B convertible preference shares were issued in January 2003 as an interest payment for a loan from shareholders for the period July through October 2002. The interest was accrued at 6% per annum and amounted to $69,112. In connection with the Series B financing, BCD issued warrants to certain investors to purchase additional Series B preference shares (Note 12).

On or about May 10, 2007, 160,000 Series A convertible preference shares were issued in accordance to the exercise of a warrant (Note 12).

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

Significant terms of the Series A and B convertible preference shares adopted under Bermuda law are as follows:

•	BCD’s Article of Association adopted under Bermuda law designated 28,000,000 and 11,500,000 preference shares as Series A and B, respectively.

•

Holders of preference shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preference share is entitled to the number of votes equal to the number of ordinary shares into which each preference share is convertible at the time of such vote. Holders of the preference shares also have the right to vote as a class on certain matters specified in BCD’s Articles of Association.

•

Dividends may be declared at the discretion of the board of directors and are noncumulative. To the extent declared, dividends of $0.08 and $0.10 per share per annum for Series A and B preference shares, respectively, must be paid prior to any payment of dividends to ordinary shareholders. As of June 30, 2007, no dividends had been declared or paid.

•

After dividends specified above have been paid or declared and set apart, any additional dividends or distributions shall be distributed among all holders of ordinary shares and preference shares in proportion to the number of shares of ordinary shares that would be held by each such holder if all shares of preference shares were converted to ordinary shares at the then effective conversion rate.

•

In the event of liquidation, dissolution or winding up of BCD, holders of the then outstanding Series A and B preference shares shall receive $1.00 and $1.25, respectively, per share, plus all declared but unpaid dividends, payable in preference and priority to any payments made to holders of the then outstanding ordinary shares. A liquidation, dissolution or winding up of BCD is deemed to include the acquisition of BCD by another entity by means of any transaction or a series of related transactions in which the shareholders of BCD immediately prior to such event do not own a majority of the outstanding shares of the surviving company.

•

Each holder of preference shares is entitled to convert any or all of its shares at any time into a number of ordinary shares as determined by dividing the respective preference share issue price by the conversion price in effect at the time of conversion. The conversion price of Series A and Series B preference shares is $1.00 and $1.25, respectively. In the event that the Company shall issue additional ordinary shares as defined in its Articles of Association for a consideration per share less than the conversion price of preference shares in effect to that date, then the conversion price of preference shares shall be reduced. Such conversion shall be automatic in the event of an initial public offering (“IPO”) with net cash proceeds to the Company not less than $50 million and a per share offering price of at least $5.00 (a “Qualified IPO”).

BCD was originally incorporated under Bermuda laws. As stated above, an acquisition was deemed a liquidation event as defined in the by-laws of BCD under Bermuda laws, and required the payment of the original issue price plus any declared but unpaid dividends to the Series A and B preferred shareholders, which is in effect a redemption right. Under the by-laws, an acquisition or merger could be approved by a simple majority of the votes cast at a general meeting in which a quorum was present without regard to shareholder class. Accordingly,

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

ordinary shareholders who were members of management and who did not own preference shares were not able to block a simple majority vote given the fact that ordinary shareholders held around 9% of voting rights. As the redemption rights for Series A and B preference shares were not within the control of BCD, Series A and B preference shares were recorded as mezzanine equity in accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities.

In April 2004, BCD transferred by way of continuation to the Cayman Islands. Under BCD’s Articles of Association adopted under Cayman Islands law after the transfer to the Cayman Islands, an acquisition or merger can be approved only if holders of at least a majority of the shares within each class vote in favor of such acquisition or merger. Therefore, preference shareholders alone could no longer approve an acquisition or merger. Nevertheless, BCD reviewed the shareholder class, and concluded that the classification of Series A and B preference shares in mezzanine equity remained appropriate based on the fact that ordinary shareholders who did not hold preference shares and who were management of BCD held less than 25% of ordinary shares and therefore could not block the vote in favor of such acquisition or merger.

On April 22, 2004, BCD amended its Articles of Association to authorize the issuance of up to 24,000,000 Series C redeemable convertible preference shares with a par value of $0.001 per share and then issued 20,000,000 Series C preference shares to new investors at $2.50 per share, resulting in total proceeds of $49,976,992, net of issuance costs of $23,008. The carrying value of Series C redeemable convertible preference shares is accreted from the date of issuance through the earliest redemption date and the accretion is recorded as deemed dividends.

Holders of Series C preference shares have the same rights granted to holders of Series A and B preference shares plus the following additional rights:

•

At any time on or after April 27, 2009, holders of the then outstanding Series C preference shares may require BCD to redeem for cash all or a portion of the outstanding Series C preference shares at $2.50 per share plus all declared but unpaid dividends, if any, on such shares. As the redemption right is not within the control of BCD, Series C preference shares were recorded as mezzanine equity in accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities.

•

To the extent dividends are declared by the board of directors, cash dividends in the amount of $0.20 per Series C preference share are payable in preference and priority to any payment of dividends to Series A and B preference shareholders and ordinary shareholders.

•

In the event of liquidation, holders of Series C preference shares shall receive $2.50 per share plus all declared but unpaid dividends, payable in preference and priority to any payments made or distribution of assets to Series A and B preference shareholders and ordinary shareholders.

In accordance with Emerging Issues Task Force (EITF) Issue No. 98-5, “Accounting for Convertible Security with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” the embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. That amount should be calculated at the commitment date as the difference between

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

the conversion price and the fair value of the ordinary share or other securities into which the security is convertible multiplied by the number of shares into which the security is convertible.

The effective conversion price of the Series A, B, and C preference shares exceeds the fair value of ordinary shares. As of June 30, 2007, no event triggered conversion price adjustment, which did not trigger reconsideration of beneficial conversion feature. Therefore, the preference shares did not have beneficial conversion features.

Following is a summary of convertible preference shares:

	Shares	Amount
Series A
Issuance of Series A preference shares at $1.00 per share (net of issuance costs of $13,779) with liquidation preference of $25,000,000 in 2002	25,000,000	$24,986,221
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $2,500,000 in 2005	2,500,000	2,500,078
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $160,000 in 2007 (Note 12)	160,000	160,000

Balance at June 30, 2007	27,660,000	27,646,299

Series B
Issuance of Series B preference shares at $1.25 per share (net of issuance costs of $31,262) with liquidation preference of $13,219,112 in 2002	10,575,289	13,187,850
Issuance of Series B warrants in connection with Series B financing in 2002 (Note 12)	—	(264,975)

Balance at June 30, 2007	10,575,289	12,922,875

Series C
Issuance of Series C preference shares at $2.50 per share (net of issuance costs of $23,008) with liquidation preference of $50,000,000 in 2004	20,000,000	49,976,992
Issuance of Series C warrants in connection with Series C financing in 2004 (Note 12)	—	(838,094)

	20,000,000	49,138,898
Accretion of Series C preference shares to redemption value in 2004	—	114,017
Accretion of Series C preference shares to redemption value in 2005	—	171,423
Accretion of Series C preference shares to redemption value in 2006	—	172,019
Accretion of Series C preference shares to redemption value in 2007	—	86,210

Balance at June 30, 2007	20,000,000	49,682,567

Total balance at June 30, 2007		$90,251,741

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

14.    Share-based Compensation

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. Options granted under the Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers as compensation which shall be vested depending on the achievement of pre-determined milestones of research and development projects and some options were granted with accelerated vesting if there is a change in control as defined in the Plan. The maximum number of options that may be granted under the Plan was 19,000,000 as of June 30, 2007.

A summary of option activity under the Plan as of June 30, 2007, and changes during these periods then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at January 1, 2007	12,276,975	$0.66
Granted	1,438,500	$1.50
Exercised	(77,400)	$0.10
Forfeited or expired	(153,850)	$0.88

Outstanding options at June 30, 2007	13,484,225	$0.70	7.61	$26,654,170

Vested or expected to vest options at
June 30, 2007	12,568,695	$0.67	7.49	$25,321,826

Exercisable options at June 30, 2007	7,300,900	$0.41	6.76	$16,570,104

The weighted-average grant-date fair value of options granted in the six months ended June 30, 2006 and 2007 was $0.47 and $0.92, respectively. The total intrinsic value of options exercised in the six months ended June 30, 2006 and 2007 was $539,742 and $113,004.

Options granted under the Plan during the first six months of 2007 are summarized as follows:

Grant Date	Number Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
February 13, 2007	658,700	$1.42	$1.42	$—
April 22, 2007	579,800	$1.56	$1.56	$—
May 4, 2007	200,000	$1.56	$1.56	$—

	1,438,500

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The Company engaged a third party valuation specialist, American Appraisal, to determine the fair value of the underlying ordinary shares and validate that such fair value approximated the exercise price of the options. The valuation was done contemporaneously for the options granted from February 13, 2007 to May 4, 2007.

The options outstanding and exercisable by exercise price as of June 30, 2007 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
$0.01	272,600	$0.01	5.25	272,600	$0.01
$0.10	4,922,300	$0.10	6.03	4,649,775	$0.10
$1.00	6,884,325	$1.00	8.38	2,110,525	$1.00
$1.42	625,200	$1.42	9.67	—	$1.42
$1.56	779,800	$1.56	9.85	268,000	$1.56

	13,484,225	$0.70	7.61	7,300,900	$0.41

As of June 30, 2007, there was $1,207,532 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The expense is expected to be recognized over a weighted-average period of 2.77 years.

The compensation expenses related to stock options were $435,199 and $590,225 for the first six months of 2006 and 2007, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below. The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Six Months Ended June 30
	2006	2007
Risk-free interest rate	4.95%—5.53%	4.91%—5.25%
Expected term (in years)	6	6
Expected volatility	76.0%—85.0%	72.0%—80.0%
Expected dividend yield	—	—

In January 2006, the board of directors accelerated the vesting period of stock options that had been granted to 2 employees who terminated employment with the Company. As a result of the acceleration, an incremental share-based compensation expense of $56,625 was recognized, due to the fact that the employees benefited from unvested options that would have been forfeited at modification dates.

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

In 2004, the board of directors adopted an Option Exercise Period Extension Policy, which provides that if an optionee, upon termination (as defined in the Plan), executes and delivers an exercise notice to the Company prior to the expiration of the exercise period set forth in the option agreement (the “Exercise Period”) but is unable to remit payment due to certain prohibitions set forth in the laws, rules and regulations of PRC, then the Exercise Period of the corresponding option shall be extended with respect to the number of ordinary shares to be exercised pursuant to the exercise notice such that the Exercise Period would terminate on the one-year anniversary of the date of the exercise notice. Options granted to 5 former employees had been extended accordingly and resulted in incremental share-based compensation expense of $4,754 for the six months ended June 30, 2006.

On January 18, 2007, the board of directors amended the Extension Policy to provide that the Extended Exercise Period shall terminate at December 31, 2008. The amendment applied to all outstanding options including those options which had previously been validly extended in prior years. As a result, options granted to 33 employees had been extended, and resulted in incremental share-based compensation expense of $182,124 for the six month period ended June 30, 2007.

In April 2007, the board of directors granted 18,000 options to consultants for services provided. The options were vested upon the achievement of pre-determined performance condition. The performance condition was achieved as of June 30, 2007, and the options were recognized as general and administrative expense of $18,828 in the first half year of 2007.

Cash received from option exercise for the six months ended June 30, 2006 and 2007 was $134,042 and $7,740, respectively.

Ordinary Shares Reserved for Future Issuance

As of June 30, 2007, authorized ordinary shares reserved for future issuance were as follows:

Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000
Exercise of warrants to purchase Series B preference shares	550,000
Exercise of warrants to purchase Series C preference shares	1,600,000
Exercise of warrants to purchase ordinary shares	50,000
Exercise of options to purchase ordinary shares:
Granted and outstanding	13,484,225
Available for grant	605,583

Total	74,525,097

15.    Restricted Net Assets

Pursuant to the laws and regulations of the PRC and the respective Articles of Association, PRC subsidiaries must make appropriations from earnings, net of losses of the previous years, to non-distributable funds which could affect the PRC subsidiaries’ ability to pay cash dividends, if

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

any. Under applicable PRC laws and regulations, PRC subsidiaries may only distribute dividends after they have made appropriations as determined under PRC GAAP at each year-end for:

•	Allocation to reserve fund;

•	Allocation to the bonus and welfare fund; and

•	Allocation to the development fund (applicable to equity joint ventures).

No funds have been appropriated as of June 30, 2007 due to the accumulated deficits in the PRC subsidiaries.

As a result of these PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to $26,372,370 as of June 30, 2007.

16.    Segment and Geographic Information

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor services. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment. The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Total net revenue:
PRC and Hong Kong	$19,582,430	$21,122,558
Taiwan	6,568,746	8,838,708
South Korea	2,317,543	7,600,711
United States of America	1,368,127	1,254,290
Others	477,482	521,845

	$30,314,328	$39,338,112

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Six Months Ended June 30
	2006	2007
	(Unaudited)
Total net revenue:
Standard IC products	$20,888,817	$25,787,823
Differentiated IC products	2,802,975	6,537,369
Discrete	2,431,002	2,196,806
Foundry services	4,029,419	4,268,918
Others	162,115	547,196

	$30,314,328	$39,338,112

BCD SEMICONDUCTOR MANUFACTURING LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. Dollars, Unless Otherwise Noted)

The locations and net book value of long-lived assets were as follows:

June 30, 2007
PRC	$16,751,872
Taiwan	153,982
United States of America	1,368

$16,907,222

The majority of the Company’s sales are to distributors, which then sell to end customers. As of and for the six months ended June 30, 2006, no customers accounted for 10% or more of accounts receivables or net revenue. As of and for the six months ended June 30, 2007, one customer accounted for 12.9% of net revenue.

Additional Information—Financial Statement Schedule I

This financial statement schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of BCD’s consolidated subsidiaries not available for distribution to BCD as of June 30, 2007 of $26,372,370, exceeded certain thresholds. The condensed financial information of BCD has been presented as of and for the six months ended June 30, 2007.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED BALANCE SHEET

(In U.S. Dollars)

As of June 30, 2007
ASSETS
CURRENT ASSETS
Cash	$4,134,177
Intercompany receivable	17,515,466
Other current assets	914,200

Total current assets	22,563,843

LONG TERM INVESTMENT IN SUBSIDIARIES	23,308,606

OTHER ASSETS	348,300

TOTAL	$46,220,749

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ CAPITAL DEFICIENCY
CURRENT LIABILITIES
Intercompany payable	$5,894,558
Accrued expenses	1,239,221
Warrant liability	3,460,076
Other current liabilities	33,104

Total current liabilities	10,626,959

Total liabilities	10,626,959

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,251,741

SHAREHOLDERS’ CAPITAL DEFICIENCY
Ordinary shares, $0.001 par value
Authorized—200,000,000 shares
Issued and outstanding—13,210,192 shares	13,210
Additional paid-in capital	6,605,352
Accumulated other comprehensive income	1,762,384
Accumulated deficit	(63,038,897)

Total shareholders’ capital deficiency	(54,657,951)

TOTAL	$46,220,749

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENTS OF OPERATIONS

(In U.S. Dollars)

	Six Months Ended June 30
	2006	2007
	(Unaudited)
NET REVENUE	$245,719	$314,119
COST OF REVENUE	284,332	374,569

GROSS LOSS	(38,613)	(60,450)

OPERATING EXPENSES
General and administrative	3,299,657	1,772,933
Research and development	153,935	186,635
Selling and marketing	225,409	271,133

Total operating expenses	3,679,001	2,230,701

LOSS FROM OPERATIONS	(3,717,614)	(2,291,151)
OTHER EXPENSE, NET	(332,818)	(1,606,000)

LOSS BEFORE INCOME TAX EXPENSE	(4,050,432)	(3,897,151)
INCOME TAX EXPENSE	—	—
EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES	687,908	2,356,952

LOSS BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	(3,362,524)	(1,540,199)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES (WITH NO INCOME TAX EFFECT)	741,192	—

NET LOSS	$(2,621,332)	$(1,540,199)

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENT OF SHAREHOLDERS’ CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Shares	Capital
BALANCE, JANUARY 1, 2007	13,132,792	$13,133	$5,967,298	$1,049,911	$(61,412,488)	$(54,382,146)
Net loss	—	—	—	—	(1,540,199)	(1,540,199)
Foreign currency translation adjustments	—	—	—	712,473	—	712,473

Total comprehensive loss						(827,726)

Share-based compensation	—	—	630,391	—	—	630,391
Exercise of stock options	77,400	77	7,663	—	—	7,740
Accretion of Series C preference shares to redemption value	—	—	—	—	(86,210)	(86,210)

BALANCE, JUNE 30, 2007	13,210,192	$13,210	$6,605,352	$1,762,384	$(63,038,897)	$(54,657,951)

BCD SEMICONDUCTOR MANUFACTURING LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

	Six Months Ended June 30
	2006	2007
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,621,332)	$(1,540,199)
Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative effect of changes in accounting principles	(741,192)	—
Equity in earnings of subsidiaries	(687,908)	(2,356,952)
Stock compensation expense for employees	435,199	571,397
Stock options granted to consultants for services	—	18,828
Amortization	—	38,700
Loss on valuation of warrant liability	408,747	1,561,903
Change in operating assets and liabilities:
Other current assets	(37,300)	(189,854)
Accounts payable	(256,850)	—
Accrued expense	201,137	(982,351)
Other current liabilities	28,192	(3)

Net cash used in operating activities	(3,271,307)	(2,878,531)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in intercompany receivable	158,257	1,504,213
Increase in intercompany payable	811,806	2,217,498
Increase in other assets	(387,000)	—

Net cash provided by investing activities	583,063	3,721,711

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants to purchase Series A preference shares	—	160,000
Exercise of stock options	134,042	7,740

Net cash provided by financing activities	134,042	167,740

NET INCREASE (DECREASE) IN CASH	(2,554,202)	1,010,920
CASH, BEGINNING OF YEAR	5,767,126	3,123,257

CASH, END OF PERIOD	$3,212,924	$4,134,177

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Until             , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

BCD Semiconductor Manufacturing Limited

6,000,000 American Depositary Shares

Representing 30,000,000 Ordinary Shares

Deutsche Bank Securities

Needham & Company, LLC

Piper Jaffray

Prospectus

                    , 2008

PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy post offering, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.4 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

Our securities that were sold by us within the past three years and not registered under the Securities Act of 1933 are described below. No underwriters were involved in the securities issuances described below.

Date of Issuance	Securities*	Aggregate Consideration (in millions of $)	Principal Purchasers
January 1, 2004 – Present	options to purchase 15,929,700 ordinary shares[1]	N/A	601 Investors
January 1, 2004 – Present	7,868,192 ordinary shares[2]	1.17	54 investors
September 2004	1,800,000 ordinary shares	0.18	1 investor
September 2005	2,500,000 Series A preference shares[3]	2.50	1 investor
December 2005	warrant to purchase 50,000 ordinary shares	N/A	1 investor
May 2007	160,000 Series A preference shares[3]	0.16	1 investor

*	Securities not publicly offered. The sales and issuances of the securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including in certain cases Regulation D or Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All investors had adequate access, through their relationship with us, to information about us. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act.
1.	Issued pursuant to our Second Amended and Restated 2002 Share Plan.
2.	Issued pursuant to the exercise of options to purchase ordinary shares.
3.	Issued pursuant to the exercise of warrants to purchase Series A preference shares.

Item 8.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement**

3.1	Articles of Association of the Registrant, as currently in effect*

3.2	Form of Amended and Restated Articles of Association of the Registrant*

4.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)**

4.2	Registrant’s Form of Certificate for Ordinary Shares**

4.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts**

4.4	First Amended and Restated Investors’ Rights Agreement dated as of September 29, 2005 among the Registrant and the other parties thereto*

4.5	Amendment No. 1 to the First Amended and Restated Investors’ Rights Agreement dated as of November 29, 2007 among the Registrant and the other parties thereto*

5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered**

8.1	Opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation, U.S. counsel to the Registrant, regarding certain U.S. tax matters**

8.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters (included in Exhibit 5.1)**

10.1	Second Amended and Restated 2002 Share Plan*

10.2	2007 Equity Incentive Plan*

10.3	2007 Employee Share Purchase Plan*

10.4	Form of Indemnification Agreement with the Registrant’s directors*

10.5	Employment offer letter with Tung-Yi Chan*

10.6	Employment offer letter with Jean-Claude Zhang*

10.7	Employment offer letter with David Chen*

10.8	Employment offer letter with Jonathan Wang*

10.9

State-owned Land Use Right Grant Contract with Shanghai Minhang District Real Estate Administration Bureau, and Land Requisition Agreement with Shanghai Minhang District Real Estate Administration Bureau and Shanghai Minhang District Zhuanqiao Town People’s Government, dated February 15, 2006 and February 15, 2006, respectively*

10.10

Summary of Investment Agreement with Shanghai Zizhu Science-based Park Development Company, First Amendment to Investment Agreement and Second Amendment to Investment Agreement, dated June 25, 2004, December 6, 2005 and November 1, 2006, respectively*

10.11	Guaranty Agreement between Agricultural Bank of China, SIMIC and SIM-BCD, dated March 3, 2007*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche*

23.2	Consent of Maples and Calder**

23.3	Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation**

23.4	Consent of Commerce & Finance Law Offices**

23.5	Consent of American Appraisal China Limited**

24.1	Powers of Attorney (included on signature page)*

99.1	Opinion of Commerce & Finance Law Offices, counsel to the Registrant**

*	Filed herewith
**	To be filed by amendment.

(b)    Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4. For the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on this 28th day of January, 2008.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:	/s/ Tung-Yi Chan
Name: Tung-Yi Chan
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Tung-Yi Chan and Jean-Claude Zhang, and each of them, his true and lawful attorneys in fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Tung-Yi Chan Tung-Yi Chan	Chief Executive Officer and Director (Principal Executive Officer)	January 28, 2008

/s/ Jean-Claude Zhang Jean-Claude Zhang	Chief Financial Officer (Principal Financial Officer)	January 28, 2008

/s/ Herbert Chang Herbert Chang	Director	January 28, 2008

/s/ Chieh Chang Chieh Chang	Director	January 28, 2008

Signature	Title	Date

/s/ Dwight Decker Dwight Decker	Chairman of the Board of Directors	January 28, 2008

/s/ Anthony Sun Anthony Sun	Director	January 28, 2008

/s/ Joseph Liu Joseph Liu	Director	January 28, 2008

/s/ Michael Pfeiffer Michael Pfeiffer	Director	January 28, 2008

/s/ Bing Sun Bing Sun	Controller (Principal Accounting Officer)	January 28, 2008

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of BCD Semiconductor Manufacturing Limited, has signed this registration or amendment thereto in Shanghai, China, on this 28th day of January 2008.

BCD SEMICONDUCTOR CORPORATION

By:	/s/ Tung-Yi Chan
Name: Tung-Yi Chan
Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement**

3.1	Articles of Association of the Registrant, as currently in effect*

3.2	Form of Amended and Restated Articles of Association of the Registrant*

4.1	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)**

4.2	Registrant’s Form of Certificate for Ordinary Shares**

4.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts**

4.4	First Amended and Restated Investors’ Rights Agreement dated as of September 29, 2005 among the Registrant and the other parties thereto*

4.5	Amendment No. 1 to the First Amended and Restated Investors’ Rights Agreement dated as of November 29, 2007 among the Registrant and the other parties thereto*

5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered**

8.1	Opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation, U.S. counsel to the Registrant, regarding certain U.S. tax matters**

8.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters (included in Exhibit 5.1)**

10.1	Second Amended and Restated 2002 Share Plan*

10.2	2007 Equity Incentive Plan*

10.3	2007 Employee Share Purchase Plan*

10.4	Form of Indemnification Agreement with the Registrant’s directors*

10.5	Employment offer letter with Tung-Yi Chan*

10.6	Employment offer letter with Jean-Claude Zhang*

10.7	Employment offer letter with David Chen*

10.8	Employment offer letter with Jonathan Wang*

10.9

State-owned Land Use Right Grant Contract with Shanghai Minhang District Real Estate Administration Bureau, and Land Requisition Agreement with Shanghai Minhang District Real Estate Administration Bureau and Shanghai Minhang District Zhuanqiao Town People’s Government, dated February 15, 2006 and February 15, 2006, respectively*

10.10

Summary of Investment Agreement with Shanghai Zizhu Science-based Park Development Company, First Amendment to Investment Agreement and Second Amendment to Investment Agreement, dated June 25, 2004, December 6, 2005 and November 1, 2006, respectively*

10.11	Guaranty Agreement between Agricultural Bank of China, SIMIC and SIM-BCD, dated March 3, 2007*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche*

23.2	Consent of Maples and Calder**

23.3	Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation**

23.4	Consent of Commerce & Finance Law Offices**

23.5	Consent of American Appraisal China Limited**

24.1	Powers of Attorney (included on signature page)*

99.1	Opinion of Commerce & Finance Law Offices, counsel to the Registrant**

*	Filed herewith
**	To be filed by amendment.